

**SAMSUNG ELECTRONICS CO., LTD.**
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360







July 6, 2009



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dw 7/9

RECEIVED
2008 JUL -8 A 9:53

# Samsung Electronics' Pre-Earnings Guidance

Samsung Electronics' '09. 2Q consolidated sales and operating profit are expected at 31 ~33 trillion Won, and 2.2 ~ 2.6 trillion Won, respectively.

- Consolidated sales and operating profit are based on non-financial business basis.

※ The above forecast is provided for the convenience of investors only, before our external audit on the financial results of our headquarters, subsidiaries and affiliates is completed. The audit outcomes may cause some parts of this document to change.

PRICEWATERHOUSECOOPERS



# Samsung Electronics Co., Ltd.

**Interim Financial Statements**

**March 31, 2009 and 2008**

Samil PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

# Samsung Electronics Co., Ltd.

**Interim Financial Statements**

**March 31, 2009 and 2008**

**Samil PricewaterhouseCoopers**

## Samsung Electronics Co., Ltd.
## Index
## March 31, 2009 and 2008

**Samil PricewaterhouseCoopers**

A member firm of PRICEWATERHOUSECOOPERS

www.samil.com
LS Yongsan Tower
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

## Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of March 31, 2009, and the related non-consolidated statements of income for the three-month periods ended March 31, 2009 and 2008, and changes in shareholders' equity and cash flows for the three-month periods ended March 31, 2009 and 2008, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders' equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated February 13, 2009. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2008, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2008.

# Samil PricewaterhouseCoopers

Without qualifying our review opinion, we draw your attention to Note 12 to the accompanying non-consolidated financial statesments, in which as discussed, the amount of company's obligation arising from the suit filed by Samsung Motors Inc.'s creditors is uncertain as of date of this report. Accordingly, the ultimate effect of this matter on the company's financial statements can not be reasonably determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders' equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.



Seoul, Korea
April 24, 2009

This report is effective as of April 24, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

# Samsung Electronics Co., Ltd.
## Non-Consolidated Balance Sheets
## March 31, 2009 and December 31, 2008

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current Assets | | | | |
| Cash and cash equivalents | ₩ 1,981,045 | ₩ 2,360,190 | $ 1,438,667 | $ 1,714,009 |
| Short-term financial instruments | 2,743,910 | 3,306,326 | 1,992,672 | 2,401,108 |
| Short-term available-for-sale securities | 576,945 | 982,067 | 418,987 | 713,193 |
| Trade accounts and notes receivable | 5,210,601 | 3,089,840 | 3,784,024 | 2,243,893 |
| Other accounts and notes receivable | 1,024,172 | 1,002,962 | 743,771 | 728,367 |
| Inventories (Note 5) | 3,892,607 | 3,817,751 | 2,826,875 | 2,772,513 |
| Short-term deferred income tax assets | 1,609,725 | 1,366,927 | 1,169,009 | 992,685 |
| Short-term lease receivables under finance lease | 164,783 | 118,849 | 119,668 | 86,310 |
| Prepaid expenses and other | 2,010,098 | 1,745,901 | 1,459,766 | 1,267,902 |
| Total current assets | 19,213,886 | 17,790,813 | 13,953,439 | 12,919,980 |
| Property,plant and equipment, net of accumulated depreciation (Note 8) | 29,547,118 | 31,249,823 | 21,457,602 | 22,694,134 |
| Long-term avilable-for-sale securities (Note 6) | 1,266,355 | 1,128,853 | 919,648 | 819,792 |
| Equity-method Investments (Note 7) | 22,555,406 | 20,390,192 | 16,380,106 | 14,807,692 |
| Intangible assets, net of accumulated amotization (Note 9) | 663,066 | 653,059 | 481,529 | 474,262 |
| Long-term lease receivables under finance lease | 330,583 | 406,229 | 240,075 | 295,010 |
| Long-term deposits and other assets (Note 10) | 916,217 | 900,251 | 665,372 | 653,778 |
| Total assets | ₩74,492,631 | ₩72,519,220 | $ 54,097,771 | $ 52,664,648 |

**Samsung Electronics Co., Ltd.**
**Non-Consolidated Balance Sheets**
**March 31, 2009 and December 31, 2008**

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilies | | | | |
| Trade accounts and notes payable | ₩ 4,008,582 | ₩ 2,388,104 | $ 2,911,098 | $ 1,734,280 |
| Other accounts and notes payable | 2,604,151 | 3,787,431 | 1,891,177 | 2,750,495 |
| Accrued expenses (Note 11) | 4,031,603 | 4,169,503 | 2,927,816 | 3,027,962 |
| Income taxes payable | 190,056 | 412,368 | 138,022 | 299,468 |
| Other | 2,014,000 | 963,956 | 1,462,600 | 700,040 |
| Total current liabilities | 12,848,392 | 11,721,362 | 9,330,713 | 8,512,245 |
| Foreign currency notes and bonds | 118,568 | 108,170 | 86,106 | 78,555 |
| Long-term accrued expenses (Note 11) | 225,691 | 176,916 | 163,901 | 128,479 |
| Deferred income tax liabilities | 1,320,190 | 1,194,172 | 958,744 | 867,227 |
| Accrued severance benefits | 561,445 | 697,189 | 407,731 | 506,310 |
| Other long-term liabilities | 582,381 | 507,921 | 422,934 | 368,862 |
| Total liabilities | 15,656,667 | 14,405,730 | 11,370,129 | 10,461,678 |
| Commitiments and contingencies (Note 12) | | | | |
| Shareholders' equity | | | | |
| Capital stock (Note 13) | | | | |
| Preferred stock | ₩ 119,467 | ₩ 119,467 | $ 86,759 | $ 86,759 |
| Common stock | 778,047 | 778,047 | 565,031 | 565,031 |
| Capital surplus | | | | |
| Paid-in capital in excess of par value | 4,403,893 | 4,403,893 | 3,198,179 | 3,198,179 |
| Other capital surplus | 2,214,310 | 2,185,687 | 1,608,068 | 1,587,282 |
| Capital adjustments | | | | |
| Treasury stock (Note 15) | (8,878,503) | (8,910,135) | (6,447,715) | (6,470,686) |
| Stock option | 374,245 | 385,957 | 271,783 | 280,288 |
| Other capital adjustments | (61,983) | (72,835) | (45,013) | (52,894) |
| Accumulated other comprehensive income (Note 16) | 4,586,640 | 3,807,357 | 3,330,893 | 2,764,965 |
| Retained earnings (Note 14) | 55,299,848 | 55,416,052 | 40,159,657 | 40,244,046 |
| Total shareholders' equity | 58,835,964 | 58,113,490 | 42,727,642 | 42,202,970 |
| Total liabilities and shareholders' equity | ₩74,492,631 | ₩72,519,220 | $ 54,097,771 | $ 52,664,648 |

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

# Samsung Electronics Co., Ltd.
## Non-Consolidated Statements of Income
## For the Three-Month Periods ended March 31, 2009 and 2008

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|
| **Sales** (Note 19) | ₩18,566,217 | ₩17,107,345 | $ 13,483,092 | $ 12,423,635 |
| **Cost of sales** (Note 19) | 15,589,925 | 12,420,349 | 11,321,660 | 9,019,862 |
| Gross profit | 2,976,292 | 4,686,996 | 2,161,432 | 3,403,773 |
| **Selling, general and administrative expenses** | 2,828,653 | 2,532,965 | 2,054,214 | 1,839,480 |
| Operating profit | 147,639 | 2,154,031 | 107,218 | 1,564,293 |
| **Non-operating income** | | | | |
| Interest and dividend income | 72,421 | 128,184 | 52,593 | 93,089 |
| Commission income | 19,456 | 16,887 | 14,129 | 12,264 |
| Gain on disposal of available-for-sale securities | 15,105 | 14,998 | 10,969 | 10,892 |
| Gain on disposal of property, plant and equipment | 105,069 | 23,764 | 76,303 | 17,258 |
| Foreign exchange gains | 2,054,348 | 161,990 | 1,491,901 | 117,640 |
| Gain on foreign currency translation | 190,515 | 69,848 | 138,355 | 50,725 |
| Gain on valuation of equity-method investments(Note 7) | 974,513 | 695,346 | 707,707 | 504,972 |
| Others | 91,809 | 106,927 | 66,675 | 77,651 |
| | 3,523,236 | 1,217,944 | 2,558,632 | 884,491 |

# Samsung Electronics Co., Ltd.
## Non-Consolidated Statements of Income
## For the Three-Month Periods ended March 31, 2009 and 2008

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|
| **Non-operating expenses** | | | | |
| Interest expense | ₩ 19,725 | ₩ 12,132 | $ 14,325 | $ 8,810 |
| Loss on disposal of trade accounts and notes receivable | 39,066 | 54,583 | 28,370 | 39,639 |
| Donations | 10,716 | 9,285 | 7,782 | 6,743 |
| Loss on disposal of property, plant and equipment | 4,320 | 5,857 | 3,137 | 4,253 |
| Foreign exchange losses | 1,880,812 | 280,976 | 1,365,877 | 204,049 |
| Loss on foreign currency translation | 463,831 | 194,048 | 336,842 | 140,921 |
| Loss on valuation of equity-method investments (Note 7) | 539,009 | 176,920 | 391,437 | 128,482 |
| Others | 30,665 | 22,492 | 22,269 | 16,335 |
| | 2,988,144 | 756,293 | 2,170,039 | 549,232 |
| Net income before income taxes | 682,731 | 2,615,682 | 495,811 | 1,899,552 |
| Income tax expense (Note 20) | 63,494 | 428,119 | 46,111 | 310,908 |
| **Net income** | ₩ 619,237 | ₩ 2,187,563 | $ 449,700 | $ 1,588,644 |
| Basic earnings per share (Note 17) (in Korean Won and U.S.Dollars) | ₩ 4,212 | ₩ 14,952 | $ 3.06 | $ 10.86 |
| Diluted earnings per share (Note 17) (in Korean Won and U.S.Dollars) | ₩ 4,179 | ₩ 14,782 | $ 3.03 | $ 10.73 |

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

## Samsung Electronics Co., Ltd.
### Non-Consolidated Statements of Changes in Shareholders' Equity
### For the Three-Month Periods ended March 31, 2009

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | Capital Stock | Capital Surplus | Capital adjustments | Accumulated other comprehensive income | Retained earnings | Total | Capital Stock | Capital Surplus | Capital adjustments | Accumulated other comprehensive income | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Shareholders' equity at January 1, 2009 | ₩ 897,514 | ₩ 6,589,580 | ₩ (8,597,013) | ₩ 3,807,357 | ₩55,416,052 | ₩58,113,490 | $ 651,789 | $4,785,461 | $ (6,243,292) | $ 2,764,965 | $40,244,046 | $42,202,969 |
| Cash dividends | - | - | - | - | (735,441) | (735,441) | - | - | - | - | (534,089) | (534,089) |
| Retained earnings after appropriations | - | - | - | - | 54,680,611 | 57,378,049 | - | - | - | - | 39,709,957 | 41,668,880 |
| Disposal of treasury stock | - | 1,920 | 30,548 | - | - | 32,468 | - | 1,395 | 22,184 | - | - | 23,579 |
| Stock option activities | - | - | (11,712) | - | - | (11,712) | - | - | (8,505) | - | - | (8,505) |
| Equity-method investments | - | 26,703 | 11,936 | 676,734 | - | 715,373 | - | 19,392 | 8,668 | 491,455 | - | 519,515 |
| Available-for-sale securities | - | | | 102,549 | | 102,549 | - | - | - | 74,473 | - | 74,473 |
| Net income | - | - | - | - | 619,237 | 619,237 | - | - | - | - | 449,700 | 449,700 |
| Shareholders' equity at March 31, 2009 | ₩ 897,514 | ₩ 6,618,203 | ₩ (8,566,241) | ₩ 4,586,640 | ₩55,299,848 | ₩58,835,964 | $ 651,789 | $4,806,248 | $ (6,220,945) | $ 3,330,893 | $40,159,657 | $42,727,642 |

## Samsung Electronics Co., Ltd.
### Non-Consolidated Statement of Changes in Shareholders' Equity
### For the Three-Month Periods ended March 31, 2008

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | Capital Stock | Capital Surplus | Capital adjustments | Accumulated other comprehensive income | Retained earnings | Total | Capital Stock | Capital Surplus | Capital adjustments | Accumulated other comprehensive income | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Shareholders' equity at January 1, 2008 | ₩ 897,514 | ₩ 6,363,533 | ₩ (8,682,295) | ₩ 2,019,195 | ₩50,962,677 | ₩51,560,624 | $ 651,789 | $ 4,621,302 | $ (6,305,225) | $ 1,466,373 | $ 37,009,932 | $ 37,444,171 |
| Cumulative effects of restatements | | 211,462 | (65,086) | (144,427) | 98,980 | 100,929 | - | 153,567 | (47,267) | (104,885) | 71,882 | 73,297 |
| Restated beginning balance | 897,514 | 6,574,995 | (8,747,381) | 1,874,768 | 51,061,657 | 51,661,553 | 651,789 | 4,774,869 | (6,352,492) | 1,361,488 | 37,081,814 | 37,517,468 |
| Cash dividends | - | - | - | - | (1,098,098) | (1,098,098) | - | - | - | - | (797,457) | (797,457) |
| Retained earnings after appropriations | - | - | - | - | 49,963,559 | 50,563,455 | - | - | - | - | 36,284,357 | 36,720,011 |
| Disposal of treasury Stock | - | (853) | 17,353 | - | - | 16,500 | - | (619) | 12,602 | - | - | 11,983 |
| Stock option activities | - | - | (5,608) | - | - | (5,608) | - | - | (4,073) | - | - | (4,073) |
| Equity-method investments | - | (25,944) | 1,416 | 644,019 | - | 619,491 | - | (18,841) | 1,029 | 467,697 | - | 449,885 |
| Available-for-sale securities | - | - | - | (237,184) | - | (237,184) | - | - | - | (172,247) | - | (172,247) |
| Net income | - | - | - | - | 2,187,563 | 2,187,563 | - | - | - | - | 1,588,644 | 1,588,644 |
| Shareholders' equity at March 31, 2008 | ₩ 897,514 | ₩ 6,548,198 | ₩ (8,734,220) | ₩ 2,281,603 | ₩52,151,122 | ₩53,144,217 | $ 651,789 | $4,755,409 | $ (6,342,934) | $ 1,656,938 | $ 37,873,001 | $38,594,203 |

The accompanying notes are an integral part of these non-consolidated financial statements
See Report of Independent Accountants.

# Samsung Electronics Co., Ltd.
## Non-Consolidated Statements of Cash Flows
## For the Three-Month Periods ended March 31, 2009 and 2008

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|
| **Cash Flows from operating activities** | | | | |
| Net income | ₩ 619,237 | ₩ 2,187,563 | $ 449,700 | $ 1,588,644 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation and amortization | 1,973,737 | 1,875,711 | 1,433,360 | 1,362,172 |
| Provision for severance benefits | 103,495 | 125,615 | 75,160 | 91,224 |
| Loss on disposal of trade accounts and notes receivable | 39,066 | 54,583 | 28,370 | 39,639 |
| Bad debt expense | 24,294 | 8,540 | 17,643 | 6,202 |
| Loss on disposal of property, plant and equipment | 4,320 | 5,857 | 3,137 | 4,253 |
| Gain on disposal of property, plant and equipment | (105,069) | (23,764) | (76,303) | (17,258) |
| Gain on disposal of available-for-sale securities | (15,105) | (14,998) | (10,969) | (10,892) |
| Loss on foreign currency translation | 463,831 | 194,048 | 336,842 | 140,921 |
| Gain on foreign currency translation | (190,515) | (69,848) | (138,355) | (50,725) |
| Loss on valuation of equity-method investments | 539,009 | 176,920 | 391,437 | 128,482 |
| Gain on valuation of equity-method investments | (697,139) | (496,823) | (506,274) | (360,801) |
| Deferred income taxes | (239,878) | (20,683) | (174,203) | (15,020) |
| Others | 74,267 | 54,442 | 53,934 | 39,537 |
| | 2,593,550 | 4,057,163 | 1,883,479 | 2,946,378 |

## Samsung Electronics Co., Ltd.
### Non-Consolidated Statements of Cash Flows
### For the Three-Month Periods ended March 31, 2009 and 2008

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|
| Changes in operating assets and Liabilities: | | | | |
| Increase in trade accounts and notes receivable | ₩ (2,275,261) | ₩ (612,905) | $ (1,652,332) | $ (445,102) |
| Increase in other accounts and notes receivable | (15,053) | (7,071) | (10,932) | (5,135) |
| Increase in Inventories | (155,338) | (269,967) | (112,809) | (196,054) |
| Increase in trade accounts and notes payable | 1,640,094 | 694,523 | 1,191,063 | 504,374 |
| Increase (Decrease) in other accounts and notes payable | (1,339,342) | 104,125 | (972,652) | 75,617 |
| Decrease in accrued expenses | (235,721) | (911,639) | (171,184) | (662,047) |
| Decrease in income taxes Payable | (222,312) | (363,807) | (161,447) | (264,203) |
| Decrease in severance benefits | (255,930) | (65,191) | (185,861) | (47,343) |
| Others | 247,815 | (16,373) | 179,968 | (11,890) |
| Net cash provided by (used in) operating activities | (17,498) | 2,608,858 | (12,707) | 1,894,595 |
| **Cash flows from investing activities** | | | | |
| Disposal(acquisition) of short-term financial instruments | 521,708 | (140,549) | 378,873 | (102,069) |
| Proceeds from disposal of short-term available-for-sale securities | 935,104 | 1,081,146 | 679,088 | 785,146 |
| Acquisition of short-term available-for-sale securities | (522,497) | (1,170,000) | (379,446) | (849,673) |
| Proceeds from disposal of property, plant and equipment | 9,519 | 62,119 | 6,913 | 45,112 |
| Acquisition of property, plant and equipment | (595,533) | (2,830,061) | (432,486) | (2,055,237) |
| Proceeds from disposal of long - term available-for-sale securities | 409 | 4,416 | 297 | 3,207 |
| Acquisition of equity-method investments | (756,283) | (453,920) | (549,225) | (329,644) |
| Others | 24,904 | (27,593) | 18,085 | (20,039) |
| Net cash used in investing activities | (382,669) | (3,474,442) | (277,901) | (2,523,197) |

## Samsung Electronics Co., Ltd.
### Non-Consolidated Statements of Cash Flows
### For the Three-Month Periods ended March 31, 2009 and 2008

*(In millions of Korean won, in thousands of U.S. dollars (Note 3))*

| | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|
| **Cash flows from financing activities** | | | | |
| Exercise of stock option | ₩ 21,022 | ₩ 10,569 | $ 15,267 | $ 7,675 |
| Net cash provided by financing activities | 21,022 | 10,569 | 15,267 | 7,675 |
| Net decrease in cash and cash equivalents | (379,145) | (855,015) | (275,341) | (620,927) |
| **Cash and cash equivalents** | | | | |
| Beginning of the period | 2,360,190 | 2,026,791 | 1,714,009 | 1,471,890 |
| End of the period | ₩ 1,981,045 | ₩ 1,171,776 | $ 1,438,668 | $ 850,963 |

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

## 1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products and digital media products.

As of March 31, 2009, the Company's shares are listed on the Korea Stock Exchange, and its global depository receipts are listed on the London and Luxembourg stock Exchange.

## 2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

**Basis of Financial Statement Presentation**

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, changes in shareholders' equity or cash flows is not presented in the accompanying non-consolidated financial statements.

## 3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,377 to US$1, the exchange rate in effect on March 31, 2009. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2008 U.S. dollar amounts, which were previously expressed at ₩1,257 and ₩991 to US$1, the rates in effect on December 31, 2008 and March 31, 2008, respectively, have been restated to reflect the exchange rate in effect on March 31, 2009.

## 4. Accounts and Notes Receivable

Outstanding balances of trade accounts and notes receivable sold to financial institutions as of March 31, 2009 and December 31, 2008, are as follows:

| *(In millions of Korean won)* | | 2009 | | 2008 |
|---|---|---|---|---|
| Export accounts and notes receivable with recourse | ₩ | 3,818,500 | ₩ | 3,191,237 |
| Export accounts and notes receivable without recourse | | 29,337 | | 30,014 |
| Domestic trade accounts receivable with recourse | | - | | 296,908 |
| Domestic trade accounts receivable without recourse | | 116,573 | | - |
| | ₩ | 3,964,410 | ₩ | 3,518,159 |

## 5. Inventories

Inventories, net of valuation losses, as of March 31, 2009 and December 31, 2008, consist of the following:

| *(In millions of Korean won)* | | 2009 | | 2008 |
|---|---|---|---|---|
| Finished goods and merchandise | ₩ | 786,970 | ₩ | 690,653 |
| Work-in-process | | 1,655,270 | | 1,737,791 |
| Raw materials and supplies | | 1,328,408 | | 1,337,069 |
| Materials-in-transit | | 121,959 | | 52,238 |
| | ₩ | 3,892,607 | ₩ | 3,817,751 |

As of March 31, 2009, losses from valuation of inventories to net realizable value amounted to ₩421,457 million (December 31, 2008: ₩424,688 million).

## 6. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of March 31, 2009 and December 31, 2008, consist of the following:

| *(In millions of Korean won)* | 2009 | | | 2008 |
|---|---|---|---|---|
| | Acquisition Cost | Market Value or Net Book Value of investee | Recorded Book Value | Recorded Book Value |
| Listed equities [1] | ₩ 320,854 | ₩ 1,189,160 | ₩ 1,189,160 | ₩ 1,051,663 |
| Non-listed equities [1] | 106,189 | 91,432 | 76,703 | 76,703 |
| Corporate bonds | 492 | 492 | 492 | 487 |
| | ₩ 427,535 | ₩ 1,281,084 | ₩ 1,266,355 | ₩ 1,128,853 |

[1] Excludes equity-method investees.

Listed equities as of March 31, 2009 and December 31, 2008, consist of the following:

*(In millions of Korean won, number of shares and percentage)*

| | 2009 | | | | | 2008 |
|---|---|---|---|---|---|---|
| | Number of Shares Owned | Percentage of Ownership (%) | Acquisition Cost | Market Value of investee | Recorded Book Value | Recorded Book Value |
| Samsung Heavy Industries | 40,675,641 | 17.61 | ₩ 258,299 | ₩1,041,296 | ₩1,041,296 | ₩ 919,269 |
| Samsung Fine Chemicals | 2,164,970 | 8.39 | 45,678 | 94,393 | 94,393 | 83,243 |
| Hotel Shilla | 2,004,717 | 5.01 | 13,957 | 33,679 | 33,679 | 25,761 |
| Cheil Worldwide | 119,949 | 2.61 | 2,920 | 19,792 | 19,792 | 23,390 |
| | | | ₩ 320,854 | ₩1,189,160 | ₩1,189,160 | ₩1,051,663 |

The difference between the acquisition cost and fair value of the investments is recorded under other comprehensive income, a separate component of shareholders' equity.

**7. Equity-Method Investments**

Changes in equity-method investments for the three-month period ended March 31, 2009 and year ended December 31, 2008, consist of the following:

*(In millions of Korean won, percentage)*

| | | | 2009 | | | |
|---|---|---|---|---|---|---|
| Investee | Percentage of Ownership (%) | Acquisition Cost | Balance at Beginning of Period | Earnings (losses) from Equity-Method Investments | Other Increase (Decrease) | Balance at End of Period |
| Samsung Gwangju Electronics | 94.25 | ₩ 192,676 | ₩ 682,670 | ₩ 3,633 | ₩ - | ₩ 686,303 |
| Samsung Mobile Display | 50.00 | 798,160 | - | (123,931) | 806,293 | 682,362 |
| Samsung Electro-Mechanics | 22.80 | 359,237 | 445,244 | (3,221) | 1,645 | 443,668 |
| Samsung Card | 35.29 | 1,538,540 | 1,455,485 | 62,204 | (58,461) | 1,459,228 |
| Samsung Corning Precision Glass | 42.54 | 297,165 | 1,771,209 | 245,943 | (235,981) | 1,781,171 |
| Samsung SDI | 19.68 | 423,722 | 874,079 | 12,589 | 6,898 | 893,566 |
| S-LCD | 50.00 | 1,950,000 | 1,792,110 | 9,582 | 199,521 | 2,001,213 |
| Samsung Asia | 70.00 | 20,454 | 301,166 | 2,329 | 13,412 | 316,907 |
| Samsung (China) Investment | 100.00 | 61,023 | 511,641 | 46,232 | 47,782 | 605,655 |
| Samsung Electronica da Amazonia | 100.00 | 121,628 | 312,367 | (3,187) | 30,608 | 339,788 |
| Samsung Electronics America | 100.00 | 2,895,260 | 3,621,057 | (145,406) | 369,609 | 3,845,260 |
| Samsung Electronics Asia Holding | 100.00 | 332,198 | 344,540 | (20,208) | 14,976 | 339,308 |
| Samsung Electronics Benelux | 100.00 | 226,453 | 337,453 | (848) | 7,209 | 343,814 |
| Samsung Electronics Holding | 100.00 | 77,610 | 354,846 | 28,622 | 8,867 | 392,335 |
| Samsung Electronics Huizhou | 89.46 | 79,669 | 255,535 | 60,738 | 24,862 | 341,135 |
| Samsung Electronics Hungarian | 100.00 | 48,397 | 650,157 | 92,961 | (55,675) | 687,443 |
| Samsung Electronics Suzhou LCD | 100.00 | 206,553 | 313,397 | 11,226 | 31,500 | 356,123 |
| Samsung Electronics Suzhou Semiconductor | 100.00 | 266,060 | 483,923 | 6,287 | 48,386 | 538,596 |
| Samsung Electronics (UK) | 100.00 | 187,907 | 433,202 | 26,614 | 35,615 | 495,431 |
| Tianjin Samsung Telecom Technology | 90.00 | 83,779 | 490,041 | 83,685 | 50,002 | 623,728 |
| Others | | 2,560,299 | 4,960,070 | 39,660 | 382,642 | 5,382,372 |
| | | ₩12,726,790 | ₩ 20,390,192 | ₩ 435,504 | ₩1,729,710 | ₩22,555,406 |

*(In millions of Korean won, percentage)*

| | | | 2008 | | | |
|---|---|---|---|---|---|---|
| Investee | Percentage of Ownership (%) | Acquisition Cost | Balance at Beginning of Year | Earnings (losses) from Equity-Method Investments | Other Increase (Decrease) | Balance at End of Year |
| Samsung Gwangju Electronics | 94.25 | ₩ 192,676 | ₩ 674,574 | ₩ 8,096 | ₩ - | ₩ 682,670 |
| Samsung Electro-Mechanics | 22.80 | 359,237 | 445,205 | 13,708 | (13,669) | 445,244 |
| Samsung Techwin | 25.46 | 211,726 | 258,411 | 19,188 | (4,766) | 272,833 |
| Samsung Card | 35.29 | 1,538,540 | 1,436,087 | 108,304 | (88,906) | 1,455,485 |
| Samsung Corning Precision Glass | 42.54 | 297,165 | 1,246,710 | 758,306 | (233,807) | 1,771,209 |
| Samsung SDI | 19.68 | 423,722 | 893,419 | 7,175 | (26,515) | 874,079 |
| S-LCD | 50.00 | 1,750,000 | 1,680,254 | 111,854 | 2 | 1,792,110 |
| Samsung Asia | 70.00 | 20,454 | 261,398 | 15,569 | 24,199 | 301,166 |
| Samsung (China) Investment | 100.00 | 61,023 | 342,872 | 11,231 | 157,538 | 511,641 |
| Samsung Electronica da Amazonia | 100.00 | 121,628 | 206,140 | 111,229 | (5,002) | 312,367 |
| Samsung Electronics America | 100.00 | 2,895,260 | 1,791,662 | (55,469) | 1,884,864 | 3,621,057 |
| Samsung Electronics Asia Holding | 100.00 | 332,198 | 184,816 | (73,765) | 233,489 | 344,540 |
| Samsung Electronics Benelux | 100.00 | 226,453 | 186,489 | 509 | 150,455 | 337,453 |
| Samsung Electronics Holding | 100.00 | 77,610 | 180,355 | 96,464 | 78,027 | 354,846 |
| Samsung Electronics Huizhou | 89.46 | 79,669 | 82,614 | 73,621 | 99,300 | 255,535 |
| Samsung Electronics Hungarian | 100.00 | 48,397 | 521,042 | (9,858) | 138,973 | 650,157 |
| Samsung Electronics Suzhou LCD | 100.00 | 206,553 | 200,139 | 16,483 | 96,775 | 313,397 |
| Samsung Electronics Suzhou Semiconductor | 100.00 | 266,060 | 294,174 | 41,040 | 148,709 | 483,923 |
| Samsung Electronics (UK) | 100.00 | 187,907 | 338,579 | 95,177 | (554) | 433,202 |
| Tianjin Samsung Telecom Technology | 90.00 | 83,779 | 272,574 | 57,525 | 159,942 | 490,041 |
| Others | | 2,125,602 | 3,510,948 | 385,803 | 790,486 | 4,687,237 |
| | | ₩11,505,659 | ₩15,008,462 | ₩1,792,190 | ₩3,589,540 | ₩20,390,192 |

See Report of Independent Accountants.

Financial information of investee companies as of and for the three-month period ended March 31, 2009 and year ended December 31, 2008, follows:

| *(In millions of Korean won)* | 2009 | | | |
|---|---|---|---|---|
| **Investee** | **Assets** | **Liabilities** | **Sales** | **Net income (loss)** |
| Samsung Gwangju Electronics | ₩ 983,073 | ₩ 251,439 | ₩ 2,591,240 | ₩ 5,693 |
| Samsung Mobile Display | 2,583,683 | 1,137,915 | 2,591,240 | (19,145) |
| Samsung Electro-Mechanics | 3,570,525 | 1,616,258 | 3,099,821 | (7,090) |
| Samsung Card | 13,915,279 | 10,135,346 | 2,926,714 | 176,259 |
| Samsung Corning Precision Glass | 4,814,929 | 500,011 | 3,852,299 | 529,064 |
| Samsung SDI | 6,026,547 | 1,395,937 | 4,649,465 | 57,556 |
| S-LCD | 6,095,438 | 2,000,859 | 7,880,370 | 6,071 |
| Samsung Asia | 1,442,352 | 951,819 | 4,719,059 | 11,142 |
| Samsung (China) Investment | 1,935,455 | 1,310,045 | 2,835,060 | 51,174 |
| Samsung Electronica da Amazonia | 1,064,926 | 709,594 | 2,482,366 | 164 |
| Samsung Electronics America | 7,224,355 | 3,118,578 | 18,488,840 | (75,494) |
| Samsung Electronics Asia Holding | 383,366 | 245 | - | (15,135) |
| Samsung Electronics Benelux | 650,702 | 295,350 | 1,552,425 | 930 |
| Samsung Electronics Holding | 830,788 | 399,257 | - | 23,488 |
| Samsung Electronics Huizhou | 1,380,761 | 914,176 | 4,129,359 | 113,654 |
| Samsung Electronics Hungarian | 1,189,169 | 468,179 | 3,948,427 | 99,455 |
| Samsung Electronics Suzhou LCD | 526,034 | 147,304 | 244,774 | 9,784 |
| Samsung Electronics Suzhou Semiconductor | 619,111 | 51,143 | 344,910 | 4,447 |
| Samsung Electronics (UK) | 1,167,186 | 657,197 | 4,272,445 | 32,115 |
| Tianjin Samsung Telecom Technology | 1,237,782 | 505,852 | 5,708,094 | 71,595 |
| Others | 29,655,264 | 20,025,395 | 108,476,185 | 222,210 |

| *(In millions of Korean won)* | 2008 | | | |
|---|---|---|---|---|
| Investee | Assets | Liabilities | Sales | Net income (loss) |
| Samsung Gwangju Electronics | ₩ 910,335 | ₩ 184,394 | ₩ 2,591,240 | ₩ 6,833 |
| Samsung Electro-Mechanics | 3,194,434 | 1,240,349 | 3,099,821 | 48,080 |
| Samsung Techwin | 2,390,100 | 1,308,833 | 3,595,145 | 73,623 |
| Samsung Card | 14,433,635 | 10,664,601 | 2,926,714 | 297,913 |
| Samsung Corning Precision Glass | 4,946,350 | 605,129 | 3,852,299 | 1,828,627 |
| Samsung SDI | 5,977,519 | 1,440,231 | 4,649,465 | 38,874 |
| S-LCD | 5,104,313 | 1,414,846 | 7,880,370 | 205,463 |
| Samsung Asia | 863,868 | 402,916 | 4,719,059 | 36,194 |
| Samsung (China) Investment | 1,427,098 | 901,006 | 2,835,060 | 5,286 |
| Samsung Electronica da Amazonia | 1,062,511 | 737,953 | 2,482,366 | 112,919 |
| Samsung Electronics America | 6,957,013 | 3,146,505 | 18,488,840 | (43,698) |
| Samsung Electronics Asia Holding | 383,917 | 159 | - | (34,536) |
| Samsung Electronics Benelux | 600,232 | 253,179 | 1,552,425 | 25,735 |
| Samsung Electronics Holding | 663,197 | 264,021 | - | 68,864 |
| Samsung Electronics Huizhou | 882,750 | 557,865 | 4,129,359 | 76,885 |
| Samsung Electronics Hungarian | 1,022,227 | 344,486 | 3,948,427 | (5,503) |
| Samsung Electronics Suzhou LCD | 493,427 | 155,980 | 244,774 | 30,373 |
| Samsung Electronics Suzhou Semiconductor | 608,222 | 93,037 | 344,910 | 39,126 |
| Samsung Electronics (UK) | 1,363,174 | 916,408 | 4,272,445 | 89,248 |
| Tianjin Samsung Telecom Technology | 964,951 | 360,173 | 5,708,094 | 52,787 |
| Others | 24,561,415 | 16,589,099 | 103,566,315 | 695,229 |

Market value information of publicly listed investees as of March 31, 2009 and December 31, 2008, follows:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| *(In millions of Korean won)* | Market Value | Recorded Book Value | Market Value | Recorded Book Value |
| Samsung SDI | ₩ 608,020 | ₩ 893,566 | ₩ 510,551 | ₩ 874,079 |
| Samsung Electro-Mechanics | 863,422 | 443,668 | 589,180 | 445,244 |
| Samsung Card | 1,362,546 | 1,459,228 | 1,592,529 | 1,455,485 |
| Samsung Techwin | 611,418 | 233,679 | 558,721 | 272,833 |
| Samsung Digital Imaging | 178,065 | 38,721 | - | - |

## 8. Property, Plant and Equipment

Changes in property, plant and equipment for the three-month periods ended March 31, 2009 and 2008, and its movements for the three-month periods then ended, consist of the following:

| | 2009 | | | | | |
|---|---|---|---|---|---|---|
| *(In millions of Korean won)* | Land | Buildings and Structures | Machinery and equipment | Construction-In-Progress and Machinery-In-Transit | Others | Total |
| Balance at January 1, 2009 | ₩2,921,337 | ₩6,791,768 | ₩17,725,669 | ₩3,156,361 | ₩ 654,688 | ₩31,249,823 |
| Acquisition | - | 18,285 | 26,631 | 545,364 | 5,253 | 595,533 |
| Transfer | 19,065 | 699,802 | 752,692 | (1,486,451) | 14,892 | - |
| Disposal | (253) | (2,496) | (208,208) | (127,528) | (6,769) | (345,254) |
| Depreciation | - | (123,864) | (1,752,409) | - | (57,573) | (1,933,846) |
| Others | - | - | (26) | (19,077) | (35) | (19,138) |
| Balance at March 31, 2009 | ₩2,940,149 | ₩7,383,495 | ₩16,544,349 | ₩2,068,669 | ₩ 610,456 | ₩29,547,118 |
| Acquisition cost | 2,940,149 | 9,964,102 | 53,820,891 | 2,068,669 | 1,858,970 | 70,652,781 |
| Accumulated depreciation | - | (2,580,607) | (37,276,542) | - | (1,248,514) | (41,105,663) |

| | 2008 | | | | | |
|---|---|---|---|---|---|---|
| *(In millions of Korean won)* | Land | Buildings and Structures | Machinery and equipment | Construction-In-Progress and Machinery-In-Transit | Others | Total |
| Balance at January 1, 2008 | ₩2,936,185 | ₩6,177,822 | ₩17,476,389 | ₩2,423,111 | ₩ 763,875 | ₩29,777,382 |
| Acquisition | 2,909 | 2,221 | 33,475 | 2,778,483 | 12,973 | 2,830,061 |
| Transfer | 25,243 | 125,271 | 907,220 | (1,076,742) | 19,008 | - |
| Disposal | (25,587) | (2,580) | (14,603) | - | (1,406) | (44,176) |
| Depreciation | - | (109,616) | (1,664,993) | - | (63,741) | (1,838,350) |
| Others | (3,195) | (31) | 39 | (21,721) | (44) | (24,952) |
| Balance at March 31, 2008 | ₩2,935,555 | ₩6,193,087 | ₩16,737,527 | ₩4,103,131 | ₩ 730,665 | ₩30,699,965 |
| Acquisition cost | 2,935,555 | 8,316,125 | 49,707,895 | 4,103,131 | 1,897,477 | 66,960,183 |
| Accumulated depreciation | - | (2,123,038) | (32,970,368) | - | (1,166,812) | (36,260,218) |

**9. Intangible Assets**

The changes in intangible assets for the three-month periods ended March 31, 2009 and 2008, are as follows:

| | 2009 | | | |
|---|---|---|---|---|
| *(In millions of Korean won)* | **Goodwill** | **Intellectual Property Rights** | **Others** | **Total** |
| Balance at January 1, 2009 | ₩ 148 | ₩ 385,409 | ₩ 267,502 | ₩ 653,059 |
| Acquisition [1] | - | 28,346 | 25,630 | 53,976 |
| Disposal | - | (3,417) | (661) | (4,078) |
| Amortization | (89) | (15,299) | (24,503) | (39,891) |
| Balance at March 31, 2009 | ₩ 59 | ₩ 395,039 | ₩ 267,968 | ₩ 663,066 |

| | 2008 | | | |
|---|---|---|---|---|
| *(In millions of Korean won)* | **Goodwill** | **Intellectual Property Rights** | **Others** | **Total** |
| Balance at January 1, 2008 | ₩ 504 | ₩ 305,041 | ₩ 262,771 | ₩ 568,316 |
| Acquisition [1] | - | 23,021 | 22,004 | 45,025 |
| Disposal | - | (323) | (33) | (356) |
| Amortization | (89) | (13,690) | (23,582) | (37,361) |
| Balance at March 31, 2008 | ₩ 415 | ₩ 314,049 | ₩ 261,160 | ₩ 575,624 |

[1] Acquisition includes amounts transferred from other accounts such as construction-in-progress.

## 10. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of March 31, 2009 and December 31, 2008, consist of the following:

| *(In millions of Korean won)* | | 2009 | | 2008 |
|---|---|---|---|---|
| Long-term trade receivables, net | ₩ | 65,415 | ₩ | 17,126 |
| Long-term loans receivables, net | | 131,944 | | 134,005 |
| Long-term guarantee deposits | | 416,307 | | 438,014 |
| Long-term prepaid expenses | | 302,551 | | 311,106 |
| | ₩ | 916,217 | ₩ | 900,251 |

## 11. Accrued Expenses

The changes in significant component of accrual expenses during the three-month period ended March 31, 2009, are as follows:

*(In millions of Korean won)*

| | Reference | January 1, 2009 | Increase | Decrease | March 31, 2009 |
|---|---|---|---|---|---|
| Warranty reserves | (1) | ₩ 332,795 | ₩ 191,371 | ₩ 267,919 | ₩ 256,247 |
| Royalty expenses | (2) | 1,253,776 | 208,043 | 330,359 | 1,131,460 |
| Long-term incentives | (3) | 176,887 | 48,775 | - | 225,662 |

(1) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(2) The Company makes provisions for royalty costs relating to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreements.

(3) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period.

**12. Commitments and Contingencies**

(A) As of March 31, 2009, the Company is contingently liable for guarantees of indebtedness, mostly for related parties, approximating ₩11,292 million for loans in Korea and US$1,204 million on drawn facilities which have a maximum limit of US$4,300 million outside of Korea.

As of March 31, 2009, the Company is contingently liable for guarantee of US$21.6 million undertaken by Citi Bank relating to the guarantees for Samsung Electronics Latinoamerica, a wholly owned subsidiary of the Company.

As of March 31, 2009, the Company is providing a US$18 million guarantee for Samsung Electronics Hungarian relating to the investment incentive contract with the Hungarian government.

As of March 31, 2009, the Company is contingently liable for guarantees of indebtedness up to a limit of ₩250,132 million for employees' housing rental deposits.

(B) The United States Department of Justice Antitrust Division (the Justice Department), European Commission and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by sellers of TFT-LCD, DRAM, SRAM and Flash Memory, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against the Company and its subsidiaries in the United States. As of balance sheet date, the outcome of the investigation and civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(C) Based on the agreement entered on August 24, 1999, with respect to Samsung Motor Inc.'s ("SMI") bankruptcy proceedings, Samsung Motor Inc.'s creditors ("the Creditors") filed a civil action against Mr. Kun Hee Lee, former chairman of the Company, and 28 Samsung Group affiliates including the Company under joint and several liability for failing to comply with such agreement. Under the suit, the Creditors have sought ₩2,450 billion for loss of principal on loans extended to SMI, a separate amount for breach of the agreement, and an amount for default interest.

On January 31, 2008, Seoul Administrative Court made the ruling on this case. Under the ruling, Samsung Group affiliates were ordered to pay approximately ₩1,634 billion to the Creditors by disposing 2,334,045 shares of Samsung Life Insurance Co., Ltd. (the "Shares") donated by Mr. Lee, excluding 1,165,955 shares already sold by the Creditors. If the proceeds from sale of Shares are not sufficient to satisfy their obligations, Samsung Group affiliates were obligated to satisfy the shortfall by either participating in the Creditors' equity offering or purchasing subordinated debentures issued by the Creditors. In addition, Samsung Group affiliates were ordered to pay default interest on ₩1,634 billion at 6% per annum for the period from January 1, 2001, to the date of settlement.

The Company, other Samsung Group affiliates, Mr. Lee, and the Creditors all have appealed the ruling, and currently, the second trial for this case is pending at Seoul High Court. The ultimate outcome of this case can not be determined at this time. Since the amount of Company's obligation is uncertain, the effects of this matter on the Company's financial statements can not be reasonably determined.

(D) As of March 31, 2009, the Company has been named as a defendant in legal actions filed by 21 overseas companies including Sharp Corporation, and as the plaintiff in legal actions against 5 overseas companies including ON Semiconductor Corporation for alleged patent infringements.

In addition to cases mentioned above, the Company has been involved in various claims and proceedings pending in the normal course of business as of March 31, 2009. The Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on financial position of the Company.

## 13. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of March 31, 2009, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock have been retired over three trenches, with the Board of Directors' approval.

As of March 31, 2009, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

The Company has issued global depository receipts ("GDR") to overseas capital market. The number of outstanding global depositary receipts ("GDR") as of March 31, 2009 and December 31, 2008, are as follows :

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | **Non-voting Preferred Stock** | **Common Stock** | **Non-voting Preferred Stock** | **Common Stock** |
| Outstanding GDR | | | | |
| - Share of Stock | 3,431,512 | 9,118,642 | 3,402,937 | 8,661,570 |
| - Share of GDR | 6,863,024 | 18,237,284 | 6,805,874 | 17,323,140 |

## 14. Retained Earnings

Retained earnings as of March 31, 2009 and December 31, 2008, consist of the following:

| *(In millions of Korean won)* | **2009** | **2008** |
|---|---|---|
| **Appropriated** | | |
| Legal reserve: | | |
| Earned surplus reserve [1] | ₩ 450,789 | ₩ 450,789 |
| Discretionary reserve: | | |
| Reserve for improvement of financial structure | 204,815 | 204,815 |
| Reserve for business rationalization | 10,512,101 | 9,512,101 |
| Reserve for overseas market development | 510,750 | 510,750 |
| Reserve for overseas investment losses | 164,982 | 164,982 |
| Reserve for research and human resource development | 29,936,458 | 26,936,458 |
| Reserve for export losses | 167,749 | 167,749 |
| Reserve for loss on disposal of treasury stock | 3,100,000 | 3,100,000 |
| Reserve for capital expenditure | 9,632,936 | 8,816,905 |
| | 54,680,580 | 49,864,549 |
| **Unappropriated** | 619,268 | 5,551,503 |
| **Total** | ₩ 55,299,848 | ₩ 55,416,052 |

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

## 15. Treasury Stock

As of March 31, 2009, the Company holds 20,186,095 common shares and 2,979,693 preferred shares as treasury stocks recorded as a capital adjustment.

## 16. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of March 31, 2009 and December 31, 2008, consists of the following:

| *(In millions of Korean won)* | | 2009 | | 2008 |
|---|---|---|---|---|
| Gain on valuation of available-for-sale securities | ₩ | 681,744 | ₩ | 579,182 |
| Loss on valuation of available-for-sale securities | | (13) | | - |
| Share of equity-method investees' accumulated other comprehensive income | | 3,931,394 | | 3,262,583 |
| Share of equity-method investees' accumulated other comprehensive loss | | (26,485) | | (34,408) |
| | ₩ | 4,586,640 | ₩ | 3,807,357 |

## 17. Earnings Per Share

Basic earnings per share were computed using the weighted average number of common stock outstanding during the period. Diluted earnings per share include the additional dilutive effect of the Company's potentially dilutive securities including stock options.

Basic earnings per share for the three-month periods ended March 31, 2009 and 2008, is calculated as follows:

| *(In millions, except per share amounts)* | | 2009 | | 2008 |
|---|---|---|---|---|
| Net income as reported on the statements of income | ₩ | 619,237 | ₩ | 2,187,563 |
| Adjustments: | | | | |
| Dividends for preferred stock | | (30,029) | | (42,437) |
| Undeclared participating preferred stock dividend | | (53,838) | | (254,594) |
| Net income available for common stock | | 535,370 | | 1,890,532 |
| Weighted-average number of common shares outstanding | | 127,100,357 | | 126,443,342 |
| Basic Earnings per share (in Korean won) | ₩ | 4,212 | ₩ | 14,952 |

Diluted earnings per share for the three-month periods ended March 31, 2009 and 2008, is calculated as follows:

| *(In millions, except per share amounts)* | | **2009** | | **2008** |
|---|---|---|---|---|
| Net income available for common stock | ₩ | 535,370 | ₩ | 1,890,532 |
| Adjustment: | | | | |
| Compensation expense for stock options | | - | | - |
| Net income available for common stock and common equivalent shares | | 535,370 | | 1,890,532 |
| Weighted-average number of shares of common stock and common shares equivalent | | 128,104,636 | | 127,892,707 |
| Diluted earnings per share (in Korean won) | ₩ | 4,179 | ₩ | 14,782 |

Basic earnings per share and diluted earnings per share for the year ended December 31, 2008, were ₩37,684 and ₩37,340, respectively.

## 18. Comprehensive Income

Comprehensive income for the three-month periods ended March 31, 2009 and 2008, consists of:

| | | **2009** | | **2008** |
|---|---|---|---|---|
| Net income | ₩ | 619,237 | ₩ | 2,187,563 |
| Cumulative effects of restatements | | - | | 100,929 |
| Other comprehensive income | | 779,283 | | 406,835 |
| Gain on valuation of available-for-sale securities, net of related income taxes of ₩27,332 million (2008: ₩90,015 million) | | 102,562 | | (237,311) |
| Loss on valuation of available-for-sale securities, net of related income taxes of ₩3 million (2008: ₩48 million) | | (13) | | 127 |
| Share of equity-method investees' other comprehensive income, net of related income taxes of ₩73,638 million (2008: ₩93,432 million) | | 668,811 | | 569,378 |
| Share of equity-method investees' other comprehensive loss, net of related income taxes of ₩697 million (2008: ₩141 million) | | 7,923 | | 74,641 |
| Comprehensive income | ₩ | 1,398,520 | ₩ | 2,695,327 |

**19. Related Party Transactions**

Subsidiaries as of March 31, 2009, are as follows:

| Location | Subsidiaries |
|---|---|
| Korea | Samsung Gwangju Electronics |
| | Samsung Card |
| | STECO |
| | SEMES |
| | Samsung Electronics Service |
| | Living Plaza |
| | Samsung Electronics Logitech |
| | Secron |
| | S-LCD |
| | Samsung Electronics Hainan Fiberoptics Korea (SEHF-K) |
| | Samsung Electronics Football Club |
| | Samsung Mobile Display |
| Americas | Samsung Electronics Canada (SECA) |
| | Samsung Electronics America (SEA) |
| | Samsung Electronics Latinoamerica (Zona Libre) (SELA) |
| | Samsung Electronics Mexico (SEM) |
| | Samsung Electronics Argentina (SEASA) |
| | Samsung Receivables (SRC) |
| | Samsung Semiconductor (SSI) |
| | Samsung Information Systems America (SISA) |
| | Samsung Telecommunications America, LLC (STA) |
| | Samsung International (SII) |
| | Samsung Austin Semiconductor (SAS) |
| | Samsung Mexicana (SAMEX) |
| | Samsung Electronics Latinoamerica Miami (SEMI) |
| | Samsung Electronica Columbia (SAMCOL) |
| | Samsung Electronica da Amazonia (SEDA) |
| | SEMES America |
| | Samsung Electronics Chile |
| | Samsung Semiconductor International |
| | Samsung Semiconductor Mexico |

| Location | Subsidiaries |
|---|---|
| Europe | Samsung Electronics Iberia(SESA) |
| | Samsung Electronics Nordic(SENA) |
| | Samsung Electronics Hungarian(SEH) |
| | Samsung Electronica Portuguesa(SEP) |
| | Samsung Electronics France(SEF) |
| | Samsung Electronics (UK)(SEUK) |
| | Samsung Electronics Holding(SEHG) |
| | Samsung Electronics Italia(SEI) |
| | Samsung Electronics South Africa(SSA) |
| | Samsung Electronics Benelux(SEBN) |
| | Samsung Electronics LCD Slovakia(SELSK) |
| | Samsung Electronics Polska(SEPOL) |
| | Samsung Semiconductor Europe Limited(SSEL) |
| | Samsung Electronics GmbH(SEG) |
| | Samsung Semiconductor Europe GmbH(SSEG) |
| | Samsung Electronics Austria(SEAG) |
| | Samsung Electronics Overseas(SEO) |
| | Samsung Electronics Europe Logistics(SELS) |
| | Samsung Electronics Rus(SER) |
| | Samsung Electronics Rus Company(SERC) |
| | Samsung Electronics Slovakia(SESK) |
| | Samsung Russia Service Center(SRSC) |
| | Samsung Electronics Rus Kaluga(SERK) |
| | Samsung Electronics Baltics(SEB) |
| | Samsung Electronics Ukraine Company (SEUC) |
| | Samsung Electronics KZ and Central Asia (SEKZ) |
| | Samsung Semiconoluctor Israel R&D Center(SIRC) |
| | Samsung-Crosna Joint Stock |
| | Samsung Electronics Ukraine |
| | Samsung Telecom Benelux |
| | Samsung Electronics Limited |
| | Samsung Telecoms (UK) |
| | Samsung Electronics Kazakhstan |
| | Samsung Semiconductor France |
| | Samsung Semiconductor Italia |
| | Samsung Semiconductor Sweden |
| | Samsung Electronics Istanbul Marketing & Trading |
| | Samsung Electronics Romania |

| Location | Subsidiaries |
| --- | --- |
| Asia | Samsung Yokohama Research Institute(SYRI) |
| | Samsung Electronics Australia(SEAU) |
| | Samsung Electronics Indonesia(SEIN) |
| | Samsung Asia Private(SAPL) |
| | Samsung Electronics Asia Holding(SEAH) |
| | Samsung Electronics Display (M)(SDMA) |
| | Samsung Electronics (M)(SEMA) |
| | Samsung Vina Electronics(SAVINA) |
| | Samsung Gulf Electronics(SGE) |
| | Samsung India Electronics(SIEL) |
| | Thai Samsung Electronics(TSE) |
| | Samsung Electronics Philippines(SEPCO) |
| | Samsung Electronics Philippines Manufacturing(SEPHIL) |
| | Samsung Japan(SJC) |
| | Samsung Telecommunications Indonesia(STIN) |
| | Samsung Malaysia Electronics(SME) |
| | Samsung Electronics Vietnam(SEV) |
| | Samsung India Software Operations(SISO) |
| | Samsung Telecommunications Japan(STJ) |
| | Dongguan Samsung Mobile Display(DSMD) |
| | Tianjin Samsung Mobile Display(TSMD) |
| | Batino Realty Corporation |
| China | Samsung Electronics Hong Kong(SEHK) |
| | Samsung Electronics Taiwan(SET) |
| | Samsung Electronics Huizhou(SEHZ) |
| | Samsung Electronics (Shandong) Digital Printing(SSDP) |
| | Samsung Electronics Suzhou Semiconductor(SESS) |
| | Suzhou Samsung Electronics(SSEC) |
| | Suzhou Samsung Electronics Export Company(SSEC-E) |
| | Samsung (China) Investment(SCIC) |
| | Tianjin Samsung Electronics(TSEC) |
| | Tianjin Samsung Electronics Display(TSED) |
| | Tianjin Tongguang Samsung Electronics(TTSEC) |
| | Tianjin Samsung Telecom Technology(TSTC) |
| | Samsung Electronics Suzhou LCD(SESL) |
| | Samsung Electronics Suzhou Computer(SESC) |
| | Shanghai Samsung Semiconductor(SSS) |
| | Shenzhen Samsung Kejian Mobile Telecommunication Technology(SSKMT) |
| | Samsung Electronics Hainan Fiberoptics(SEHF) |
| | Samsung Electronics (Beijing) Service Company Limited(SBSC) |
| | Samsung Semiconductor (Chia) R&D(SSCR) |
| | Beijing Samsung Telecom R&D Center(BST) |
| | Samsung Electronics Shanghai Telecommunication(SSTC) |
| | Samsung Electronics China R&D Center |
| | Samsung Electronics Shenzhen |

Significant transactions with related parties for the three-month periods ended March 31, 2009 and 2008, and the related receivables and payables as of March 31, 2009 and December 31, 2008, are as follows:

| *(In millions of Korean won)* | 2009 | | | |
|---|---|---|---|---|
| | **Sales** | **Purchases** | **Receivable** | **Payable** |
| **Subsidiaries** | | | | |
| S-LCD | ₩ 524,304 | ₩ 1,167,047 | ₩ 899,213 | ₩ 552,850 |
| Samsung Gwangju Electronics | 1,484 | 521,349 | 1,334 | 349,663 |
| Samsung Japan | 651,390 | 482,264 | 22,204 | 128,187 |
| Samsung Telecommunications America | 2,492,933 | 296,313 | 567,036 | 299,838 |
| Samsung Electronics Taiwan | 1,120,853 | 262,847 | 322,672 | 48,518 |
| Samsung Semiconductor | 1,428,423 | 13,647 | 375,515 | 263,699 |
| Samsung Asia Private | 515,285 | 261,458 | 114,266 | 49,434 |
| Samsung Electronics Hong Kong | 669,089 | 401,484 | 366,946 | 117,123 |
| Samsung Electronics America | 354,882 | 693,880 | 80,066 | 153,646 |
| Samsung Semiconductor Europe GmbH | 1,238,975 | 26,084 | 195,711 | 3,603 |
| Samsung Electronics Overseas | 57,319 | 5,996 | 9,439 | 1,242 |
| Samsung Electronics (UK) | 443,163 | 50,826 | 6,251 | 64,026 |
| Samsung Electronics France | 412,593 | 10,982 | 8,950 | 16,986 |
| Samsung Semiconductor Europe | 210,771 | 594 | 53,513 | 124 |
| Samsung International | 331,987 | 856 | 259,499 | 624 |
| Samsung Electronics Italia | 196,932 | 7,901 | 3,437 | 41,321 |
| Tianjin Samsung Telecom Technology | 550,809 | 550,298 | 189,537 | 178,927 |
| Samsung Electronics Suzhou Computer | 64,321 | 492,283 | 60,162 | 200,537 |
| Others | 4,479,062 | 2,809,095 | 926,771 | 1,125,328 |
| | ₩ 15,744,575 | ₩ 8,055,204 | ₩ 4,462,522 | ₩ 3,595,676 |
| **Equity-method investees** | | | | |
| Samsung SDI | ₩ 11,943 | ₩ 69,878 | ₩ 3,631 | ₩ 48,284 |
| Samsung SDS | 7,044 | 150,215 | 5,843 | 157,349 |
| Samsung Electro-Mechanics | 3,325 | 315,436 | 2,028 | 103,998 |
| Samsung Corning Precision Glass | 5,889 | 331,180 | 27,237 | 327,834 |
| Samsung Techwin | 8,991 | 107,793 | 11,294 | 53,383 |
| Seoul Commtech | 893 | 33,387 | 1,770 | 32,211 |
| Others | 15,427 | 81,130 | 31,235 | 78,467 |
| | ₩ 53,512 | ₩ 1,089,019 | ₩ 83,038 | ₩ 801,526 |

*(In millions of Korean won)*

| | 2008 | | | |
|---|---|---|---|---|
| | **Sales** | **Purchases** | **Receivable** | **Payable** |
| **Subsidiaries** | | | | |
| S-LCD | ₩ 417,248 | ₩ 865,211 | ₩ 629,568 | ₩ 356,995 |
| Samsung Gwangju Electronics | 2,304 | 509,342 | 2,128 | 374,539 |
| Samsung Japan | 1,158,961 | 624,076 | 8,283 | 360,210 |
| Samsung Telecommunications America | 817,845 | 142,127 | 13,120 | 135,418 |
| Samsung Electronics Taiwan | 1,426,253 | 228,289 | 55,355 | 44,769 |
| Samsung Semiconductor | 1,347,271 | 8,521 | 42,220 | - |
| Samsung Asia Private | 476,006 | 238,326 | 12,302 | 35,989 |
| Samsung Electronics Hong Kong | 666,981 | 364,909 | 78,305 | 79,795 |
| Samsung Electronics America | 140,089 | 429,945 | 1,242 | 66,517 |
| Samsung Semiconductor Europe GmbH | 1,161,968 | 1,209 | 23,395 | 5,755 |
| Samsung Electronics Overseas | 129,039 | 5,066 | 196 | 1,071 |
| Samsung Electronics (UK) | 310,512 | 42,602 | 3,777 | 39,463 |
| Samsung Electronics France S.A. | 299,549 | 6,717 | 6,008 | 6,837 |
| Samsung Semiconductor Europe Limited | 323,580 | 6,944 | 5,968 | 245 |
| Samsung International | 158,401 | 1,965 | 36,435 | 776 |
| Samsung Electronics Italia S.P.A. | 83,896 | 8,898 | 238 | 8,750 |
| Tianjin Samsung Telecom Technology | 634,767 | 1,667 | 88,069 | 1,109 |
| Samsung Electronics Suzhou Computer | 36,975 | 165,842 | 26,436 | 73,422 |
| Others | 3,646,958 | 1,378,666 | 422,945 | 788,400 |
| | ₩13,238,603 | ₩ 5,030,322 | ₩ 1,455,990 | ₩ 2,380,060 |
| **Equity-method investees** | | | | |
| Samsung SDI | ₩ 23,227 | ₩ 155,470 | ₩ 6,565 | ₩ 115,617 |
| Samsung SDS | 27,709 | 157,508 | 33,677 | 138,092 |
| Samsung Electro-Mechanics | 5,839 | 250,562 | 3,286 | 91,339 |
| Samsung Corning Precision Glass | 5,105 | 258,549 | 24,200 | 48,954 |
| Samsung Techwin | 22,982 | 106,656 | 28,809 | 41,297 |
| Seoul Commtech | 2,873 | 25,861 | 5,779 | 31,234 |
| Others | 1,797 | 45,280 | 25,378 | 33,568 |
| | ₩ 89,532 | ₩ 999,886 | ₩ 127,694 | ₩ 500,101 |

**Key Management Compensation**

Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

For the three-month period ended March 31, 2009, the Company recognized expenses for short-term benefits of ₩736 million, long-term benefits of ₩702 million and severance benefits of ₩145 million as key management compensation.

## 20. Research and Development Costs

Research and development costs incurred and expensed for the three-month periods ended March 31, 2009 and 2008, consist of the following:

| *(In millions of Korean won)* | 2009 | 2008 |
|---|---|---|
| Research expenses | ₩ 639,618 | ₩ 599,352 |
| | 970,453 | 943,075 |
| Development expenses | ₩ 1,610,071 | ₩ 1,542,427 |

## 21. Segment Information

The company has following two business segments

- Digital, Media and Communications ('DMC') - TV, DVDP, Printer, Handsets, Networking system, Monitor, Computer and home appliances.

- Device Solution ('DS') - Memory, System LSI, TFT LCD and HDD.

A summary of financial data by business segment and geographic area as of and for the three-month periods ended March 31, 2009 and 2008, are as follows:

| | 2009 Summary of Business by Segment | | | | | | |
|---|---|---|---|---|---|---|---|
| | DMC | | | DS | | | |
| *(In millions of Korean won)* | Digital Media | Telecom-munications | Others | Semiconductor | LCD | Others | Others |
| Sales | | | | | | | |
| Net sales to external Customers | ₩2,925,984 | ₩ 8,056,541 | ₩ 95,890 | ₩ 3,735,865 | ₩3,748,880 | ₩2,534 | ₩ 523 |
| Inter segment sales | 1,225 | 1,405 | 7 | 453,701 | 212,243 | 3,614 | - |
| | ₩2,927,209 | ₩ 8,057,946 | ₩ 95,897 | ₩ 4,189,566 | ₩3,961,123 | ₩6,148 | ₩ 523 |
| Operating profit (loss) | ₩ 153,836 | ₩ 943,905 | ₩ 1,749 | ₩ (645,824) | ₩(306,221) | ₩ (787) | ₩ 981 |
| Property, plant and equipment and Intangible assets | ₩1,908,072 | ₩ 844,663 | ₩436,720 | ₩ 16,879,560 | ₩7,796,723 | ₩42,482 | ₩2,301,964 |
| Depreciation and amortization | ₩ 27,679 | ₩ 57,073 | ₩ 8,937 | ₩ 1,419,193 | ₩428,272 | ₩2,626 | ₩ 29,957 |

**2008 Summary of Business by Segment**

| *(In millions of Korean won)* | DMC | | | DS | | | |
|---|---|---|---|---|---|---|---|
| | Digital Media | Telecom-munications | Others | Semiconductor | LCD | Others | Others |
| Sales | | | | | | | |
| Net sales to external Customers | ₩2,231,905 | ₩ 5,994,293 | ₩114,970 | ₩ 4,388,123 | ₩4,339,203 | ₩36,396 | ₩ 2,455 |
| Inter segment sales | 6,114 | 7,347 | 302 | 352,730 | 321,997 | 9,925 | - |
| | ₩2,238,019 | ₩ 6,001,640 | ₩115,272 | ₩ 4,740,853 | ₩4,661,200 | ₩46,321 | ₩ 2,455 |
| Operating profit (loss) | ₩ 38,110 | ₩ 928,496 | ₩ 301 | ₩ 192,618 | ₩1,008,045 | ₩2,035 | ₩ (15,574) |
| Property, plant and equipment and Intangible assets | ₩ 840,056 | ₩ 1,239,826 | ₩1,158,219 | ₩ 18,484,330 | ₩7,363,974 | ₩37,877 | ₩2,151,307 |
| Depreciation and amortization | ₩ 21,396 | ₩ 62,759 | ₩ 10,338 | ₩ 1,355,671 | ₩ 395,407 | ₩2,424 | ₩ 27,716 |

**Summary of Sales by Geographic Area**

| *(In millions of Korean won)* | South Korea | Americas | Europe | Asia (excluding South Korea and China) | China |
|---|---|---|---|---|---|
| 2009 | ₩ 3,101,741 | ₩ 4,835,347 | ₩ 4,139,725 | ₩ 2,162,850 | ₩ 4,326,554 |
| 2008 | ₩ 3,596,671 | ₩ 2,638,290 | ₩ 3,338,776 | ₩ 2,326,998 | ₩ 5,206,610 |

## 22. Preparation for the Transition to International Financial Reporting Standards:

The Company organized a separate preparation function to prepare for the transition of its accounting policies and financial reporting standards from current Korean Accounting Standards (K-GAAP) to International Financial Reporting Standards (IFRS). The three phases being conducted by the IFRS preparation function are as follows:

- Analysis and Planning Phase: This phase includes a preliminary analysis and impact assessments over the Company's current accounting policy, financial reporting process including determination of reporting entity, and the IT systems to identify key areas that would be impacted by the transition to IFRS.

- Design Phase: This phase includes further detailed analysis and employee training on impact assessments over the Company's current accounting policy, financial information generating process and information systems.

- Implementation Phase: This phase includes applying and embedding the changes identified above in the Company's operational processes and system. Upon completion of this phase, the Company anticipates that reliable, IFRS compliant financial information will be generated.

To date, the Company has completed the Analysis and Planning phase and is in the process of completing the Design Phase. As of the balance sheet date, the Company is in the middle of determining when would be the most suitable date for its initial IFRS adoption considering status of preparation for transition.


80


SAMSUNG

삼성전자

# 제 41 기

# 분 기 보 고 서

2009년 1월 1일부터
2009년 3월 31일까지

## 삼성전자주식회사


SAMSUNG
삼성전자


80

# 제 41 기

# 분 기 보 고 서

2009년 1월 1일부터
2009년 3월 31일까지

## 삼성전자주식회사

# 분 기 보 고 서

(제 41 기 1분기)

| 사업연도 | 2009년 01월 01일 | 부터 |
|---|---|---|
| | 2009년 03월 31일 | 까지 |

금융위원회
한국거래소 귀중 2009년 5월 15일

회 사 명 : 삼성전자주식회사

대 표 이 사 : 이 윤 우

본 점 소 재 지 : 경기도 수원시 영통구 매탄3동 416번지
(전 화) 031-200-1114
(홈페이지) http://www.sec.co.kr

작 성 책 임 자 : (직 책) 경영지원팀장 (성 명) 이 선 종
(전 화) 02-2255-7616

# 목 차

# 【 대표이사 등의 확인 】

## 확 인 서

우리는 당사의 대표이사 및 신고업무담당임원으로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인 · 검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.

2009. 5. 15

삼성전자 주식회사


대표이사 : 이 윤 우 (서명)


신고업무 담당임원 : 이 선 종 (서명)

대표이사등의 확인· 서명

# I. 회사의 개요

## 1. 회사의 개요

### 가. 회사의 법적, 상업적 명칭

당사의 명칭은 삼성전자주식회사이고 영문명은 Samsung Electronics Co. Ltd. 입니다.

### 나. 설립일자

당사는 1969년 1월 13일에 삼성전자공업주식회사로 설립되었으며, 1975년 6월 11일 기업공개를 실시하였습니다.

당사는 1984년 2월 28일 정기주주총회 결의에 의거하여 상호를 삼성전자공업주식회사에서 삼성전자주식회사로 변경하였습니다.

### 다. 본사의 주소, 전화번호 및 홈페이지

주소 : 경기도 수원시 영통구 매탄3동 416번지

전화번호 : 031-200-1114

홈페이지 : http://www.sec.co.kr

### 라. 중소기업 해당여부

당사는 중소기업기본법 제2조에 의한 중소기업에 해당되지 않습니다.

### 마. 주요사업의 내용

당사는 크게 디지털 TV를 비롯하여 모니터, 프린터, 에어컨, 냉장고 등 가전 제품을 생산/판매하는 디지털 미디어 사업, 3G폰, 멀티미디어폰 등 휴대폰과 통신시스템을 생산/판매하는 정보통신사업의 DMC(Digital Media & Communication)부문과 메모리 반도체, 시스템 LSI, 스토리지 등의 제품을 생산/판매하고 있는 반도체사업과 TV, 모니터, 노트북 PC의 LCD 디스플레이 패널을 생산하고 있는 LCD사업의 DS(Device Solution) 부문으로 구성되어있는 종합 IT 기업입니다.

[DMC부문]

DMC부문은 2009년 1월 조직개편을 통해 기존의 디지털미디어 총괄과 정보통신 총괄을 통합한 SET(완제품) 사업부문입니다.

DMC부문의 주요 제품은 전세계 시장점유율 1위를 차지하고 있는 TV와 모니터, 프리미엄 브랜드와 차별화된 제품력을 바탕으로 시장의 Trend를 선도하는 휴대폰, 차세대 통신 기술의 개발과 표준화 사업을 주도하는 Wibro 네트웍 시스템, 우수한 디자인과 성능으로 국내 시장을 선도하는 PC 및 프리미엄 가전 제품 등이 있습니다.

[DS부문]

DS부문은 2009년 1월 조직개편을 통해 기존의 반도체 총괄과 LCD총괄을 통합한 부품 사업부문입니다.

DS부문의 주요 제품은 뛰어난 원가경쟁력과 제품 기술력을 바탕으로 메모리 시장을 선도하고 있는 DRAM, 낸드 플래시(NAND Flash), MCP 등 메모리 제품, Media Player Chip 등 시스템 LSI 제품, HDD와 TV, 모니터, 노트북 PC의 LCD 패널 제품 등이 있습니다.

☞ 사업 부문별 자세한 사항은 Ⅱ. 사업의 내용을 참조하시기 바랍니다.

## 바. 계열회사에 관한 사항

당사는 독점규제및공정거래에관한법률상 삼성그룹에 속한 계열회사로서 당분기말 현재 삼성그룹에는 전년말 대비 1개 회사(삼성디지털이미징)가 증가한 63개의 국내 계열회사가 있습니다. 이중 상장사는 당사를 포함하여 총 18개사이며 비상장사는 45 개사입니다.

(2009.3.31 현재)

| 구분 | 회사수 | 회 사 명 |
|---|---|---|
| 상장사 | 18 | 삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성디지털이미징, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍 |
| | | 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, |

| 구 분 | 회사수 | 회 사 명 |
|---|---|---|
| 비상장사 | 45 | 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴,가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 월드사이버게임즈, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단 |
| 計 | 63 | |

☞ 국내외 계열회사관련 자세한 사항은 VI. 이사회 등 회사의 기관 및 계열회사에 관한 사항의 4. 계열회사 등의 현황을 참조하시기 바랍니다.

## 사. 신용평가에 관한 사항

2009년 3월 31일 현재 당사는 Moody's로부터 A1, S&P로부터 A의 신용등급을 받고 있으며, 2009년 1분기중 신용등급의 변동은 없습니다.

단지, Moody's는 당사의 등급전망(Outlook)을 Stable(안정적)에서 Negative(부정적)으로 변경한 바 있습니다.

Moody's의 A1 등급은 '투자적격' 등급으로 총 21개 신용등급 중 상위 5등급에 해당되며, S&P의 A 등급은 '투자적격' 등급으로 총 23개 신용등급 중 상위 6등급에 해당됩니다.

| 평가일 | 평가대상 유가증권 | 평가대상 유가증권의 신용등급 | 평가회사 (신용평가 등급범위) | 평가구분 |
|---|---|---|---|---|
| 2006. 1.25 | 회사채 | A | S&P (미국) (AAA ~ D) | 수시평가 |
| 2005. 7.14 | 회사채 | A1 | Moody's (미국) (Aaa ~ C) | 수시평가 |

## 2. 회사의 연혁

| | |
|---|---|
| 2005.01.04 | 세계 최대 21인치 TV용 OLED 개발 |
| 2005.01.10 | 세계 최초 8칩 MCP 적층기술 개발 |
| 2005.02.17 | 세계 최초 DDR3 D램 개발 |
| 2005.03.07 | 세계 최대 82인치 TFT-LCD 개발 |
| 2005.06.21 | 세계 최초 90나노 512Mb GDDR3 양산 |
| 2005.09.12 | 세계 최초 50나노 16기가 낸드플래시 개발 |
| 2005.09.29 | 화성 반도체 단지 제2기 본격투자 개시 |
| 2005.11.01 | 탕정 LCD 7-2라인 시생산 성공 |
| 2006.03.09 | 인도 휴대폰 공장 준공 |
| 2006.03.10 | 세계 최초 1,000만 화소폰 개발 |
| 2006.04.11 | 소니와 LCD 8세대 의향서 체결 |
| 2006.04.15 | 美 오스틴 반도체공장 증설 |
| 2006.07.14 | 삼성전자-소니, 8세대 합작계약 체결 |
| 2006.07.15 | 독일 실트로닉社와 웨이퍼 합작사 설립을 위한 지주회사 설립 |
| 2007.06.11 | 러시아 현지 TV공장 건설 |
| 2007.08.28 | 세계 최대 8세대 LCD라인(S-LCD) 양산 출하 개시 |
| 2008.11.17 | 서초사옥 입주 |
| 2009.01.21 | 전사 조직개편 |
| 2009.01.23 | 삼성SDI와 AMOLED 및 중소형 LCD사업 경쟁력 강화를 위한 합작법인 삼성모바일디스플레이 설립 |
| 2009.02.04 | 세계 최초로 40나노급 DDR2 D램 개발<br>50나노 대비 약 60% 생산성 증가로 경쟁 우위 확보 |

**(경영진의 중요한 변동)**

당사는 2008년 4월 28일 이건희, 이학수 대표이사가 대표이사직을 사임하여 대표이사가 5인에서 3인(윤종용, 이윤우, 최도석)으로 변경되었으며, 2008년 5월 14일 윤종용 대표이사가 대표이사직을 사임하여 대표이사가 2인(이윤우, 최도석)으로 변경되었습니다.

2009년 3월 13일 주주총회를 통해 최지성, 윤주화, 이상훈 3인이 이사로 신규 선임되고, 최도석 이사가 임기만료되어 2009년 3월 31일 현재 당사의 이사회는 사내이사 4인(이윤우, 최지성, 윤주화, 이상훈), 사외이사 5인(이갑현, 윤동민, 이재웅, 요란맘, 박오수)으로 구성되어있으며, 대표이사는 이윤우 대표이사 1인입니다.

**(그 밖에 경영활동과 관련된 중요한 사항의 발생내용)**

당사는 2009년 1월 21일자 조직개편을 통해 기존의 4개 사업총괄 체제에서 2개 부문 체제로 변경되었습니다.

| 변경전 | | 변경후 |
|---|---|---|
| 디지털미디어 총괄<br>정보통신 총괄 | ] ⇒ | DMC부문 |
| 반도체 총괄<br>LCD 총괄 | ] ⇒ | DS부문 |

# 3. 자본금 변동사항

당사는 최근 5년간 자본금 변동현황이 없습니다.

[증자현황] (단위 : 원, 주)

| 주식발행 (감소)일자 | 발행(감소) 형태 | 발행(감소)한 주식의 내용 | | | | |
|---|---|---|---|---|---|---|
| | | 종류 | 수량 | 주당 액면가액 | 주당 발행가액 | 비고 |
| - | - | - | - | - | - | - |
| - | - | - | - | - | - | - |

# 4. 주식의 총수 등

## 가. 주식의 총수

당사의 정관에 의한 발행할 주식의 총수는 500,000,000주(1주의 금액:5,000원)이며 당분기말 현재 회사가 발행한 보통주식 및 우선주식의 수(소각주식수 제외)는 각각 1 47,299,337주와 22,833,427주입니다. 당사는 현재까지 3차에 걸쳐 기명식보통주식 8,310,000주와 무의결권우선주식 1,060,000주를 이사회결의에 의거 이익으로 소각한 바 있습니다.

당분기말 현재 유통주식수는 당사가 보유하고 있는 자기주식 보통주 20,186,095주, 우선주 2,979,693주를 제외한 보통주 127,113,242주, 우선주 19,853,734 주입니다.

## 나. 자기주식

당분기중 취득한 자기주식은 없으며, 스톡옵션 행사에 따라 보통주 자기주식 77,334주를 교부하였습니다. 당분기말 현재 보유하고 있는 자기주식은 보통주 20,186,095주, 우선주 2,979,693주입니다.

| 취득방법 | | 주식의 종류 | 기초 | 변동 | | | 기말 | 비고 |
|---|---|---|---|---|---|---|---|---|
| | | | | 취득(+) | 처분(-) | 소각(-) | | |
| 직접 취득 | 법 제165조2에 의한 취득 | 보통주(주) | 20,263,429 | - | 77,334 | - | 20,186,095 | |
| | | 우선주(주) | 2,979,693 | - | - | - | 2,979,693 | |
| | 법 제165조2 이외의 사유에 의한 취득 | 보통주(주) | - | - | - | - | - | |
| | | 우선주(주) | - | - | - | - | - | |
| 소 계 | | 보통주(주) | 20,263,429 | - | 77,334 | - | 20,186,095 | |
| | | 우선주(주) | 2,979,693 | - | - | - | 2,979,693 | |
| 신탁계약 등을 통한 간접취득 | | 보통주(주) | - | - | - | - | - | |
| | | 우선주(주) | - | - | - | - | - | |
| 총 계 | | 보통주(주) | 20,263,429 | - | 77,334 | - | 20,186,095 | |
| | | 우선주(주) | 2,979,693 | - | - | - | 2,979,693 | |

## 다. 보통주외의 주식

당사의 보통주외의 주식으로는 비누적적 무의결권 기명식우선주식이 있습니다. 동 우선주식은 보통주식의 배당보다 액면금액을 기준으로 하여 연 1%의 금전배당을 더 받을 수 있도록 하고 있으며, 당분기말 현재 발행주식수는 22,833,427주입니다

# 5. 의결권 현황

당사가 발행한 보통주는 147,299,337주이며 정관상 발행할 주식 총수(5억주)의 29.5%에 해당됩니다. 보통주 외에 22,833,427주의 우선주를 발행하였습니다.
이 중 회사가 보유하고 있는 보통주 자기주식 20,186,095주 및 발행된 우선주는 의결권이 없으며, 기타 법률에 의하여 의결권 행사가 제한된 주식(12,506,577주)을 제외할 경우, 의결권 행사 가능 주식수는 114,606,665주입니다.

[2009. 3. 31 현재]
- 임원의 선임 또는 해임, 정관변경, 합병· 영업양도 관련 안건을 제외한 안건기준 (단위 : 주)

| 구 분 | | 주식수 | 비고 |
|---|---|---|---|
| 발행주식총수(A) | 보통주 | 147,299,337 | |
| | 우선주 | 22,833,427 | |
| 의결권없는 주식수(B) | 보통주 | 20,186,095 | 상법 제369조 2항 자기주식 |
| | 우선주 | 22,833,427 | 상법 제370조 우선주식<br>(자기주식은 2,979,693주) |
| 기타 법률에 의하여 의결권 행사가 제한된 주식수(C) | 보통주 | 12,506,577 | 독점규제 및 공정거래에관한 법률상의 제한<br>[ 삼성생명 10,622,814주<br>삼성화재 1,856,370주 ]<br>보험업법상의 제한<br>[ 삼성생명 특별계정 27,393주] |
| | 우선주 | - | |
| 의결권이 부활된 주식수(D) | 보통주 | - | |
| | 우선주 | - | |
| 의결권을 행사할 수 있는 주식수 (E=A-B-C+D) | 보통주 | 114,606,665 | |
| | 우선주 | - | |

※ "기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의 제한 주식수 12,479,184주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주)는 임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

## 6. 배당에 관한 사항 등

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게 환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다. 현금배당 및 자사주의 매입 규모는 당사 재무정책의 우선 순위, 즉 미래 전략사업을 위한 투자와 적정수준의 현금 확보 원칙을 우선적으로 달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

[최근 3사업연도 배당에 관한 사항]

| 구 분 | | 제41기 1분기 | 제40기 | 제39기 |
|---|---|---|---|---|
| 주당액면가액 (원) | | - | 5,000 | 5,000 |
| 당기순이익 (백만원) | | - | 5,525,904 | 7,425,016 |
| 주당순이익 (원) | | - | 37,684 | 49,532 |
| 배당가능이익 (백만원) | | - | 808,883 | 1,171,165 |
| 현금배당금총액 (백만원) | | - | 808,852 | 1,171,135 |
| 주식배당금총액 (백만원) | | - | - | - |
| 현금배당성향 (%) | | - | 14.64 | 15.77 |
| 현금배당수익률 (%) | 보통주 | - | 1.18 | 1.41 |
| | 우선주 | - | 1.99 | 1.89 |
| 주식배당수익률 (%) | 보통주 | - | - | - |
| | 우선주 | - | - | - |
| 주당 현금배당금 (원) | 보통주 | - | 5,500 | 8,000 |
| | 우선주 | - | 5,550 | 8,050 |
| 주당 주식배당 (주) | 보통주 | - | - | - |
| | 우선주 | - | - | - |

# II. 사업의 내용

## 1. 사업의 개요

### 가. 사업부문별 현황

당사는 크게 디지털 TV를 비롯하여 모니터, 프린터, 에어컨, 냉장고 등 가전 제품을 생산/판매하는 디지털 미디어 사업과 3G폰, 멀티미디어폰 등 휴대폰과 정보통신 시스템을 생산/판매하는 정보통신사업의 DMC(Digital Media & Communication)부문과 메모리 반도체, 시스템 LSI, 스토리지 등의 제품을 생산/판매하고 있는 반도체사업과 TV, 모니터, 노트북 PC의 LCD 디스플레이 패널을 생산/판매하고 있는 LCD사업의 DS(Device Solution) 부문으로 구성되어있는 종합 IT 기업입니다.

[사업부문별 주요 제품]

| 부문 | 영업부문 | 주요 제품 |
|---|---|---|
| DMC부문 | 디지털미디어 영업부문 | CTV, 모니터, 프린터, 에어컨, 냉장고, 세탁기 등 |
| | 통신 영업부문 | 휴대폰, 네트웍 시스템, 컴퓨터 등 |
| DS부문 | 반도체 영업부문 | Memory, System LSI, HDD 등 |
| | LCD 영업부문 | TFT-LCD |

## [DMC부문]

### - 디지털미디어 영업부문

**(산업의 특성 등)**

디지털미디어산업은 새로운 부품개발로 성능 대비 가격이 지속적으로 낮아지고 있어, 가격경쟁력이 중요한 경쟁우위 요소로 작용하고 있습니다. 또한 반도체, LCD, 소형 모터 등 전자부품의 대량 수요처로서 전자부품의 규모의 경제 실현을 통해 가격하락을 촉진하며 이는 여타 전자산업기기의 가격하락과 수요확대를 가능하게합니다. 디지털미디어산업중 TV산업은 1926년 흑백 TV 개발, 1954년 RCA社가 Color TV(21")를 양산/판매를 시작한 이래로 트리니트론 브라운관(67년), 완전평면 브라운관 (96년) 개발 등 기술적으로 발전을 거듭해 왔으나, 주요 국가 보급률이 90%를 넘어서면

서 성장은 정체되었습니다. 그러나 하드웨어 측면에서의 Flat Panel TV(LCD, PDP) 출시,소프트웨어 측면에서의 디지털 방송 확산(英/美 1998년~ )을 통해 TV 시장은 또 다시 강력한 성장 모멘텀을 되찾았습니다.
특히 FP-TV는 화질/디자인 등 제품 성능의 향상과 급속한 Set가격 하락으로 인해 2004년~2008년 연평균 78%(2009.1Q Display Search, 수량기준) 수준의 폭발적 성장을 지속하며 기존의 CRT 시장을 대체해 나가고 있습니다. 2009년 전체 TV 수요는 전년비 0.6% 하락한 2억 500만대로 예상되나 제품별로는 LCD-TV는 전년비 15% 상승한 1억 2,000만대, PDP-TV는 전년비 1% 하락한 1,500만대로 예상됩니다. (출처 : 2009.1Q Display Search)
TV는 계절성에 큰 영향을 받는 사업입니다. 지역별로 보면 歐美시장의 경우 최대 성수기는 年末 holiday Season이고, 중국은 노동절과 춘절 등이 성수기입니다. 한편 최근 글로벌 금융위기로 인한 소비심리 위축으로 2009년 TV 시장은 그 어느 때보다 예측하기 어렵습니다.
프린터는 전자, 기계, 광학, 화학 等 여러분야 기술이 집약된 첨단제품으로서 특허 등의 진입장벽이 높아 HP, Canon을 中心으로 하는 소수의 일본, 미국 업체들이 주도하고 있는 산업입니다. 소모품이 전체시장의 50%를 상회하는 After-Market 중심사업으로서 소모품에 의한 높은 마진 구조로 인해 업계 평균 영업이익률이 높은 高수익 사업모델입니다. 프린터 사업은 기술의 진보와 Convergence의 진행으로 잉크젯 방식 → 레이저방식, 모노 → 컬러, 프린터 → 복합기로 전환이 이루어지고 있으며, 향후 모노 레이저는 시장축소가 예상되고, 컬러 레이저는 성장이 예상됩니다.

**(국내외 시장여건 등)**
TV시장의 Mega Trend인 대형化/고화질化가 Device間, 업체間의 경쟁 격화에 따라 더욱 빠른 속도로 진행되고 있으며 이에 따라, 제품力과 브랜드파워를 앞세운 Major 업체의 시장점유율이 점차 높아지는 추세입니다. FPTV 시장은 선진시장 중심으로 성장해 왔으나,向後 BRICS 等 성장시장의 본격적 수요 증가세가 기대되며, 특히 중국은 '09.2月 '가전하향'정책(中 정부의 농민 가전제품 구매 보조금 지원 정책)으로 인해 이같은 증가세는 가속화될 것으로 전망됩니다. 또한 최근 고화질 및 슬림에 대한 소비자 Needs가 높아짐에 따라 친환경 소재인 LED BLU(Back Light Unit)를 적용하여 TV의 밝기와 명암비를 높이고 소비전력을 낮춘 LED TV 판매가 증가할 것으로 예상됩니다.

디지털 제품 전반에서 他제품군 대비 급격한 가격 하락이 일어나는 것처럼 프린터 제품군에서도 가격 下落은 지속적으로 나타나고 있으며 이는 After-Market의 특성상 주요 수익원인 소모품의 매출을 높이기 위한 업체간 과다 경쟁에서 비롯되고 있습니다. 모노 레이저 프린터와 같은 완숙기의 시장은 M/S수성을 위한 지속적인 가격 하락이 이루어진 상태이며, 컬러 레이저 프린터/복합기와 같은 성장기의 제품은 시장 先占을 위한 경쟁으로 큰 폭의 가격 하락이 이루어져 왔습니다. 이에 프린터 회사들은 최근 B2C 시장에서는 세트와 소모품 판가를 높여 수익 확보를 꾀하는 한편 높은 고객 충성도로 수익성이 높은 B2B 모델인 MPS(Managed Print Service: 출력 관리 서비스) 시장 선점을 위해 필요한 Printing Solution의 중요성을 강조하고 Solution 및 Consulting Provider를 지향하기 위해 모든 역량을 집중하고 있습니다.

<디지털미디어 영업부문 주요제품 시장점유율 추이>

| 제 품 | 2009년 1분기 | 2008년 | 2007년 | 비 고 |
|---|---|---|---|---|
| 컬러 TV | 49.5% | 51.4% | 51.6% | 국내시장점유율(GfK) |
| 냉장고 | 44.5% | 44.4% | 44.1% | 국내시장점유율(GfK) |
| 세탁기 | 40.0% | 41.9% | 45.0% | 국내시장점유율(GfK) |
| 에어컨 | 36.3% | 40.1% | 42.5% | 국내시장점유율(GfK) |
| 모니터 | 45.2% | 44.6% | 42.7% | 국내시장점유율(IDC) |
| 프린터 | 29.5% | 30.7% | 27.4% | 국내시장점유율(IDC) |

※ 시장점유율은 객관성제고를 위해 외부조사기관(GfK, IDC Korea)의 자료를 활용하였습니다.
 · 컬러TV, 냉장고, 세탁기, 에어컨 : GfK ('07년부터 적용)
 · 모니터, 프린터 : IDC Korea

**(영업의 개황 등)**

대형 주요 패널 업체의 8세대 LCD 라인 본격 가동으로 인해 시장내 46"/52" 등 대형 LCD 패널 가용성(Availability)이 증가하고, 40" 이상 대형 시장에서 LCD-PDP間, LCD업체間 경쟁이 치열해졌습니다. 기존의 성능, 가격 外에 '디자인'이 FP-TV의 新 경쟁요소로 출현하였고, Slim과 친환경이 또다른 차별화 요소로 부각되고 있습니다. 당사는 LCD, PDP 등 FP-TV, DLP TV, 직시형 등 다양한 포트폴리오로 시장 요구에 대응하고 있고, 2006년부터 2008년까지 3년 연속으로 Sony, Philips 등을 제치고 TV 全體, FP-TV, LCD-TV 세계 1位(2008년 1위는 1~3분기 누계 基準 (2008.4Q Display Search))를 차지하였습니다. 2008년에는 LCD-TV 로마, 보르도, 보르도 플러스의 계보를 잇는 ToC(Touch of Color : 國內 크리스털 로즈) 디자인의 프리미엄

인 발전에 힘입어 Mobile PC 중심으로 시장이 빠르게 재편 되고 있으며, 또한 IT 제품의 융복합화와 맞물려 다양한 Mobile Computing Device 기기영역까지 확대 되고 있습니다. 국내 PC산업은 초고속인터넷망의 확대, IT산업의 확대, 인터넷PC의 등장과 함께 성장을 지속하다, 현재까지 국내 경기의 침체속에 저성장 국면에 접어 들었으나, Note PC를 중심으로 한 Desktop의 대체 수요 및 신규 성장으로 전체 PC 시장의 성장을 이끌 전망입니다. 특히 현재 폭발적인 성장세를 보이고 있는 Mini Note PC의 경우 통신사업자와 연계된 새로운 형태의 비지니스 모델로 자리 잡고 있기 때문에 새로운 수익모델로 연계될 것으로 예상됩니다.

네트웍 시스템 시장은 WiMAX가 전년비 高성장이 전망되나 WCDMA는 성장률이 둔화될 전망이며, CDMA/GSM 시장규모는 지속적인 축소가 예상됩니다.

**(국내외 시장여건 등)**

현재 세계 휴대폰 시장은 글로벌 금융위기 이후 가시화된 실물경제 악화로 2009년 1분기 수요는 전분기비 15.9%, 전년동기비 12.5% 감소한 2.5억대가 될것으로 예상됩니다. (출처 : Strategy Analytics)

서유럽, 러시아 및 CIS 등은 금융 위기 영향 및 휴대폰 교체 주기의 지연으로 전년비 10% 내외 정도 감소할 전망이며, 최근 2~3년간 휴대폰 수요의 성장 동력 중 하나였던 신흥시장 역시 보급률 증가 및 경기침체의 여파로 전년비 소폭의 逆성장이 예상됩니다. (출처 : Strategy Analytics)

또한 최근에는 신흥시장의 저가 휴대폰 시장에서 중국 Local 업체들이 입지를 강화하고 있으며, 스마트폰 시장의 확대에 따라 RIM, HTC 등 스마트폰 전문 업체들의 입지 강화로 시장 경쟁은 더욱 치열해 지고 있는 상황입니다.

세계 PC 시장은 미주 구주 등 선진 시장의 성장세 둔화에도 불구하고, 중국, 인도, BRICs 등 신흥 시장의 가파른 수요 증가가 전체 PC 시장 성장을 주도할 것으로 예상되고, 제품적인 측면에서는 CPU 성능 및 무선 네트웍 기술의 비약적인 발전과 지속적인 제품 가격 하락으로 Note PC 중심으로 빠르게 재편될 것으로 예상됩니다. 2008년 출시 이후 구주 시장을 시작으로 큰 폭의 성장세를 보인 Mini Note PC의 경우, Second PC 수요 창출 및 Data 중심의 통신사업자向 비지니스 기회가 확대 됨으로써 2009년 전체 Note PC 시장의 14% 까지 점유율 확대가 예상됩니다.

M-WiMAX는 美· 日 선진국 상용화 단계로 2009년 본격적인 성장이 전망 됩니다. CDMA는 시장 포화 및 4G 진화방안 부재로 점진적 축소가 예상되고, WCDMA는 기존 HSDPA 보완 투자 等으로 성장은 지속하나, 유럽 지역 경기불안 等으로 성장률은 둔화가 예상 됩니다. 國內 WCDMA는 가입자 증가로 용량증설 위주 수요 예상되며, CDMA도 이동통신사(LGT)의 전국網 구축 後 노후장비 대체 및 음영지역 위주 투자가 전망됩니다. 인터넷Infra사업은 금융위기 및 신용경색으로 사업자 투자 위축 및 단가 인하 압박이 예상되며, 가정用 홈 미디어 서버 제품은 수요확대 전망됩니다.

<통신 영업부문 주요제품 시장점유율 추이>

| 제 품 | 2009년 1분기 | 2008년 | 2007년 | 비 고 |
|---|---|---|---|---|
| 휴대폰 | 48.7% | 50.2% | 50.0% | 국내시장점유율(당사추정) |
| P C | 41.0% | 39.8% | 38.4% | 국내시장점유율(Gartner) |

※ 시장점유율은 객관성제고를 위해 외부조사기관(Gartner)의 자료를 활용하였으며,
객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용하였습니다.

**(영업의 개황 등)**

휴대폰 사업은 1분기가 전통적인 비수기이며, 2009년 1분기는 경기 침체로 전년 동기대비 12.5%, 전분기 대비 15% 이상 시장 수요가 감소한 상황에도 불구하고 전년 수준의 판매량과 두 자리수의 이익률을 달성하는 등 선전하였습니다.

컴퓨터 사업은 선진국 시장을 비롯한 전 세계 경기 침체에 의한 수요 감소에도 불구하고 수출 물량 확대에 힘입어 1분기 매출은 전년 동기 대비 큰 폭의 성장을 달성했으며 국내 시장의 경우는 확고한 브랜드 위상 및 차별화된 제품과 서비스를 통해 14년 연속 M/S 1위를 유지 하고 있습니다. 해외 수출의 경우 작년 12월에 출시한 Mini N/P의 폭발적인 판매에 힘입어 2009년 1분기 WW Top 10업체 중 유일하게 판매량이 증가한 것으로 조사 되었고 WW N/P M/S 순위도 9위로 한 단계 도약하였습니다. (2009년 4월 Gartner 1분기 예비자료 기준 )

System 사업은 국내의 경우 통신사업자와 연계하여 방송통신위(委)의 M-WiMAX 투자에 대한 점검 강화 추세에 대응하여 지속적으로 사업 추진중에 있고, 해외의 경우 일본內 상용화서비스 등을 진행중입니다.

## [DS부문]

### - 반도체 영업부문

**(산업의 특성 등)**

반도체는 일반적으로 크게 정보를 저장하고 기억하는 메모리 반도체와 암산과 추론 등 논리적인 정보처리 기능을 하는 System LSI(비메모리 반도체)로 구분됩니다.
메모리 반도체는 크게 읽고(Read) 쓸 수 (Write)있는 램(RAM)제품과 읽기만 할 수 있는 롬(ROM)제품으로 구분됩니다. 램(RAM)은 전원이 꺼지면 기억된 내용은 지워져 버리기 때문에 휘발성메모리(Volatile Memory)라고 하며 컴퓨터의 주기억장치, 응용 프로그램의 일시적 로딩(loading), 데이터의 일시적 저장 등에 사용됩니다.
System LSI 제품은 응용처 등에 따라 종류가 다양하며 가장 규모가 큰 것이 PC 및 서버 등의 중앙처리장치인 CPU(Central Processing Unit)이고 가전,통신 및 네트웍, 게임 등 다양한 분야에 적용되고 있습니다. 당사는 디지털TV, DVD기기, MP3 등의 Media用 제품과 카메라폰用 이미지 센서, 스마트폰用 Mobile CPU, 기타 주문형 반도체 등을 공급하고 있습니다.
반도체 시장은 전통적으로 세계 경제와 연동하면서 주기적으로 호황과 불황을 반복하는 경향을 보여 왔으며, 특히 메모리 공급업체의 선단공정 도입 및 투자 확대에 따른 공급 증가는 수급 불균형을 야기하였습니다. 그러나 최근에는 Non-PC, 모바일폰 및 기타 Digital Consumer 등 전반적인 응용 시장의 확대와 전자제품에서 차지하는 반도체 비중이 지속 증대되고 있어 예전과 같은 시장 수급의 변동성은 점차 줄어들 것으로 전망되고 있습니다.

**(국내외 시장여건 등)**

2009년 1분기 반도체는 시장 회복 지연으로 전년 동기 대비 출하량이 대폭 감소하였으나 추세적으로는 회복신호가 나타나고 있습니다.
DRAM은 수요는 부진하나 업체 공급감소에 따라 가격 하락을 멈추고 약보합세이며, NAND는 계절적 비수기임에도 공급 감소 효과로 가격이 상승 반전하였습니다.
2분기 DRAM은 전통적인 비수기이나 1분기 급감 효과로 PC 출하가 소폭 증가할 것으로 예상됩니다. 업계 투자여력 부족으로 제한적 성장추세를 보이며 Server向은 DDR3 전환이 가속화 될 것입니다. NAND 수요 또한 전분기 대비 소폭 회복이 전망되

며 가격 상승에 따른 업계 가동율 회복으로 공급이 소폭 증가 예상됩니다. Consumer 신제품 출시 및 스마트폰 고용량 수요 증가 등의 긍정적 요인도 있지만 공급 증가에 따른 가격 재하락 우려도 상존하고 있습니다.
현재 메모리 반도체 업체들은 치열한 생존경쟁 상태에 있습니다. 대규모 적자에 빠져 있는 대만 D램 업체들은 TMC(타이완메모리)를 통한 정부 자금지원을 모색 중이지만 마이크론이 기술 유출 등을 이유로 제휴를 거부한 것으로 알려졌습니다. 독일 키몬다는 모기업인 인피니언으로부터 3억 2천 500만 유로를 지원 받았으며, 하이닉스는 5월부터 매각 작업을 본격화할 것으로 예상됩니다. 이런 가운데 당사는 선두업체로서 지속적인 기술 개발과 신공정 전환으로 수익성 위주의 경영을 추진하고 있으며 후발업체와의 차이를 더욱 공고히 할 것으로 보입니다.

<반도체 영업부문 주요제품 시장점유율 추이>

| 제 품 | 2009년 1분기 | 2008년 | 2007년 | 비 고 |
|---|---|---|---|---|
| DRAM | 31.2% | 30.1% | 27.8% | 세계시장 점유율(당사추정) |

**(영업의 개황 등)**

2009년 1분기 D램 시장은 수요 측면에서는 글로벌 경기 침체 지속으로 인해 시장 회복이 지연되고 있지만 공급 측면에서는 업계 감산의 영향으로 수급 균형에 가까워가며 판가 하락이 멈추었습니다. 이에 당사는 56nm 비중을 확대하고 DDR3 시장 선점을 통한 차세대 시장 장악으로 수익성을 지속적으로 개선해 나갈 것입니다.
2009년 1분기 Flash 시장은 3월초부터 가격이 상승 반전하였으나 공급증가 등에 따른 불확실성이 높은 상황입니다. 당사는 51nm 생산성 개선 및 42nm 양산 확대로 원가 경쟁력을 확보하고 moviNAND/SSD와 같은 차별화 제품 판매 확대로 수익성을 지속 개선해 나갈 것입니다.
System LSI 사업은 Set업체 재고 소진으로 점진적 시황 회복이 예상되며 일류화 제품 개발 및 원가 경쟁력 확보로 수익성을 향상할 것입니다. 차세대 주력제품인 Image Sensor의 지속적인 성장과 함께 최첨단 공정기술(90/65나노)을 이용한 Foundry 시장 공략에 가속도를 붙이고 있습니다.

- LCD 영업부문

**(산업의 특성 등)**

TFT LCD 제품은 노트북과 모니터, LCD-TV에 사용되는 대형과 HHP/Car-Navi / DSC / MP3 등에 사용되는 중소형으로 구분됩니다. TFT-LCD산업은 노트북, 모니터, TV 순서로 수요가 확대하여 왔으나, 모니터용에서 CRT 100% 대체가 가시화되고 TV 보급률도 높아짐에 따라 앞으로는 성장률의 둔화가 예상되고 있습니다. 대형 TFT LCD 산업 규모는 2008년 하반기 세계 경제가 침체에 빠지며 2007년 728억$에서 2008년은 719억$로 약 1% 감소했으며, 2009년 역시 경제침체 지속의 여파로 전년 대비 약 25% 감소한 542억$에 그칠 것으로 예상됩니다. 그러나 대형제품에서 DID(Digital Information Display) 및 노트북 부문의 넷북 등 새로운 Application의 개발로 수량 기준 LCD 시장 규모는 지속적으로 확대되고 있습니다.
LCD 시장은 성장 산업으로서 판가 하락에 따른 수요 확대와 이를 뒷받침하기 위한 LCD Panel 업체의 신규 라인 투자를 통하여 지속적인 성장을 이루어 왔습니다. 가격 하락에 따른 수요 확대는 단기간에 이루어지지만 투자에 의한 공급의 확대는 단기간에 실현되지 않아 수요와 공급의 불일치에 따른 수급 변동 Cycle이 발생하였습니다. 즉 수급 상황에 따라 공급 과잉 시기에는 판가의 하락이, 공급 부족시기에는 판가가 상승하는 상황이 반복되었습니다.
그러나 최근에는 산업이 성장기를 지남에 따라 경기 순환의 영향력이 커지고 있습니다. 2007년까지는 상반기 수요 위축, 하반기 시황 호전의 계절적 경기사이클이 지속되었으나, 2008년은 전통적 비수기인 상반기에 수요 확대로 인한 공급부족, 성수기인 하반기에 세계 경기 침체에 따른 급격한 수요 감소로 인한 공급과잉 등 脫사이클 현상을 보였습니다. 2008년 미국發 경제위기에서 촉발된 全세계 경기 침체가 LCD 수요 성장을 크게 둔화시킴에 따라 업계는 최대 60~70% 수준의 감산을 단행하였습니다. 최근 TV제품을 중심으로 수요가 회복되고 있는 상황이지만, 경제회복이 동반되지 않을 경우 수요의 지속적인 확대는 불투명 할 것으로 보입니다. 수요의 감퇴에서 발생된 금번 불황은 업계의 투자 조정, 감산 등 공급력 측면보다는 수요 측면의 세계 경기가 활성화되어야 해결 가능할 것으로 전망됩니다.

<년도별 LCD 시장규모> (단위 : 억$)

| 구 분 | 2009년 | 2008년 | 2007년 | 2006년 | 2005년 | 2004년 |
|---|---|---|---|---|---|---|
| 노트북 | 82 | 120 | 122 | 91 | 92 | 97 |
| 모니터 | 138 | 207 | 251 | 195 | 212 | 187 |
| TV | 301 | 371 | 334 | 224 | 122 | 58 |
| 기타 | 21 | 21 | 21 | 19 | 16 | 10 |
| 대형計 | 542 | 719 | 728 | 529 | 442 | 352 |

(자료 : DisplaySearch 2009.1Q)

**(국내외 시장여건 등)**

당사의 LCD영업부문은 국내, 대만, 일본 및 중국의 업체와 경쟁을 하고 있습니다. 2008년 상반기는 예년과 다른 Set업체들의 LCD 先구매 등에 따른 수요 및 가격 강세와더불어 환율 영향으로 높은 매출 신장을 보였으나, 하반기는 세계경기 침체, 유가 등물가 상승의 영향으로 수요가 감소하여 수급상황이 급격히 악화되었습니다. 모니터 가격이 50%이상 하락하여 4Q에 판가가 Cash Cost이하로 떨어짐에 따라 업계의 수익성이 크게 하락하였습니다. 2009년 1분기에도 세계경기 침체의 여파로 인한 수요 부진으로 수익성 악화가 지속되었으나, TV를 중심으로 수요가 회복되고 있어 점진적인 수익성 개선이 예상됩니다. 2008년 노트북용 패널 수요는 노트북 대체율 증가 및 미니 노트북 수요 급증으로 인해 전년비 약 31%의 성장했으나, 2009년은 2008년수준을 소폭 상회하는 수준에 그치는 반면 16:9 및 LED 채용 확대 추세가 지속될 전망입니다. 당사는 Wide 노트북 판매 확대에 주력하여 노트북용 LCD 패널의 판매량이 지속 성장 추세에 있으며 최근에는 저가노트북 틈새시장을 선점하고자 마케팅을 강화하고 있습니다. 모니터용 패널은 보급률 포화, 노트북 대체 증가 및 경기 둔화로 인해 2008年에 이어 逆성장이 예상되지만 20"이상 대형 및 16:9 Wide 제품의 시장이 급성장하는 등 신시장 영역이 확대되고 있습니다.

<LCD 영업부문 주요제품 시장점유율 추이>

| 제 품 | 2009년 1분기 | 2008년 | 2007년 | 비 고 |
|---|---|---|---|---|
| TFT-LCD | 26.4% | 21.9% | 20.0% | 세계시장 점유율(DisplaySearch) |

※ 시장점유율은 객관성제고를 위해 외부조사기관(DisplaySearch)의 자료를 활용하였으며, 객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용하였습니다.

**(영업의 개황 등)**

LCD 영업부문은 LED 채용확대, 저소비전력화 등 친환경 요구가 증가하는 가운데 원가 경쟁력이 핵심 경쟁 요소가 됨에 따라 2008년 4분기 이후 한국과 대만업체의 격차가 크게 확대되었습니다. 노트북은 Top 3업체의 비중이 지속적으로 확대되고 있으며, 경쟁사 대비 우수한 제품 특성(무게, 응답속도 등)과 품질, 원가 경쟁력을 갖춘 제품 개발의 필요성이 더욱 증대되고 있습니다. 모니터용 제품은 대만 및 중국의 후발업체들이 참여하여 평준화가 지속됨에 따라 원가 경쟁력 확보가 더욱 중요해지고 있습니다. LCD-TV용 제품은 30"급에서 CRT TV 대체가 가속화되고 있으며, 중국 시장의 경우 가전하향(家電下鄕)의 영향으로 중소형 LCD-TV 시장이 크게 증가하고 있습니다. PDP와의 경쟁은 40"급에서의 완승에 이어 50"이상에서도 8세대 라인의 가동에 힘입어 급속히 시장우위를 확대하고 있으며, 향후에도 화질 및 가격 대비 성능 우위를 바탕으로 LCD의 비중이 더욱 늘어 날 전망입니다.

이러한 경쟁구도 속에서 당사는 20인치 이상의 대형 Wide 패널 시장 선점에 주력하고 있습니다. LCD-TV 패널은 2009년에도 20% 이상 성장할 것으로 전망됩니다. 경기 침체 및 중국 시장 가전하향(家電下鄕) 정책 영향으로 대형화가 다소 지연되고 있으나, 평균 TV 사이즈는 지속적으로 증가하고 있습니다.

당사는 FHD 120HZ, LED BLU 패널을 중심으로 고객의 수요에 대응하고 있으며 업계 최대의 8세대 Capa를 기반으로 50"이상 시장에서 점유율 확대를 추진하고 있습니다. 2009년은 全세계 경제 불안에 따른 시황 악화 요인이 있으나, 이머징 시장에서의 LCD-TV 보급 확대 등 시장은 지속 성장이 예상되는 바, 생산성 극대화 및 SCM 최적화를 통해 원가경쟁력을 강화하도록 하겠습니다.

이를 위해서 당사는 시장 선도 업체로서의 우위를 바탕으로 Glass, C/F, Drive IC, 편광판, PI 및 Sheet류 등 핵심 부품의 수직 계열화 및 주요 부품의 국산화 비율을 지속 확대하고 있으며, Module 장비를 중심으로 액정 및 TFT 공정의 장비까지 LCD 생산을 위한 핵심 장비의 국산화 비율을 지속 확대 하고 있습니다.

## 나. 사업부문별 요약 재무현황

[단위 : 백만원]

| 부문 | 영업부문 | 구 분 | 제41기 1분기 | | 제40기 | | 제39기 | |
|---|---|---|---|---|---|---|---|---|
| | | | 금액 | 비중 | 금액 | 비중 | 금액 | 비중 |
| DMC 부문 | 디지털 미디어 | 외부매출액 | 2,925,984 | 15.8% | 9,868,005 | 13.5% | 8,212,788 | 13.0% |
| | | 내부매출액 | 1,225 | 0.2% | 23,431 | 0.9% | 20,425 | 0.8% |
| | | 매출액 계 | 2,927,209 | 15.2% | 9,891,437 | 15.0% | 8,233,214 | 12.5% |
| | | 영업이익 | 153,836 | - | △388,624 | - | △405,479 | - |
| | | 총자산 | 11,742,294 | 15.8% | 10,875,125 | 16.7% | 8,958,692 | 13.7% |
| | | 감가상각비 | 27,679 | 1.4% | 89,092 | 1.3% | 85,574 | 1.2% |
| | 통신 | 외부매출액 | 8,056,541 | 43.4% | 26,717,706 | 36.6% | 21,061,589 | 33.3% |
| | | 내부매출액 | 1,405 | 0.2% | 31,099 | 1.2% | 28,587 | 1.1% |
| | | 매출액 계 | 8,057,946 | 41.9% | 26,748,804 | 40.6% | 21,090,176 | 32.0% |
| | | 영업이익 | 943,905 | - | 2,370,699 | - | 2,158,871 | - |
| | | 총자산 | 16,575,190 | 22.3% | 15,574,719 | 23.9% | 11,602,012 | 17.8% |
| | | 감가상각비 | 57,073 | 2.9% | 250,302 | 3.5% | 258,884 | 3.7% |
| | 계 | 외부매출액 | 11,078,415 | 59.7% | 37,037,701 | 50.8% | 29,702,208 | 47.0% |
| | | 내부매출액 | 2,637 | 0.4% | 56,373 | 2.1% | 49,012 | 1.8% |
| | | 매출액 계 | 11,081,052 | 57.6% | 37,094,074 | 56.3% | 29,751,220 | 45.2% |
| | | 영업이익 | 1,099,490 | - | 1,967,440 | - | 1,760,204 | - |
| | | 총자산 | 31,351,542 | 42.1% | 28,443,632 | 43.6% | 22,299,793 | 34.2% |
| | | 감가상각비 | 93,690 | 4.7% | 380,039 | 5.4% | 385,159 | 5.5% |
| DS 부문 | 반도체 | 외부매출액 | 3,735,865 | 20.1% | 17,663,340 | 24.2% | 18,663,154 | 29.5% |
| | | 내부매출액 | 453,701 | 67.5% | 1,575,438 | 59.3% | 1,513,931 | 57.0% |
| | | 매출액 계 | 4,189,566 | 21.8% | 19,238,778 | 29.2% | 20,177,085 | 30.6% |
| | | 영업이익 | △645,824 | - | 132,634 | - | 2,209,295 | - |
| | | 총자산 | 27,250,228 | 36.6% | 28,541,549 | 43.8% | 28,017,598 | 43.0% |
| | | 감가상각비 | 1,419,193 | 71.9% | 5,455,240 | 77.3% | 4,951,867 | 70.2% |
| | LCD | 외부매출액 | 3,748,880 | 20.2% | 18,067,757 | 24.8% | 14,660,439 | 23.2% |
| | | 내부매출액 | 212,243 | 31.6% | 987,865 | 37.2% | 973,782 | 36.7% |
| | | 매출액 계 | 3,961,123 | 20.6% | 19,055,622 | 28.9% | 15,634,220 | 23.7% |
| | | 영업이익 | △306,221 | - | 2,041,499 | - | 1,952,787 | - |
| | | 총자산 | 14,868,314 | 20.0% | 13,166,927 | 20.2% | 10,811,782 | 16.6% |
| | | 감가상각비 | 428,272 | 21.7% | 1,660,254 | 23.5% | 1,601,150 | 22.7% |
| | 계 | 외부매출액 | 7,487,279 | 40.3% | 35,871,896 | 49.2% | 33,399,045 | 52.9% |
| | | 내부매출액 | 669,558 | 99.6% | 2,623,590 | 98.8% | 2,605,696 | 98.2% |
| | | 매출액 계 | 8,156,837 | 42.4% | 38,495,485 | 58.5% | 36,004,741 | 54.7% |
| | | 영업이익 | △952,832 | - | 2,185,372 | - | 4,171,831 | - |
| | | 총자산 | 42,246,323 | 56.7% | 41,836,443 | 64.1% | 38,964,902 | 59.7% |
| | | 감가상각비 | 1,850,091 | 93.7% | 7,125,248 | 101.0% | 6,563,389 | 93.0% |

※ 사업부문구분은 제41기 1분기 기준으로 40기 및 39기를 재작성하였습니다. [Δ 는 부(-)의 수치임]

2009년 1분기 당사매출은 외부매출액기준 18조 5,662억이며, 디지털미디어 영업부문이 2조 9,260억(15.8%), 통신 영업부문이 8조 565억(43.4%) 등 DMC부문이 약 59.7% 수준이며, 반도체 영업부문이 3조 7,359억(20.1%), LCD 영업부문이 3조 7,489

억(20.2%) 등 DS부문이 약 40.3% 수준입니다.
영업이익은 HHP등의 판매호조에 따라 통신 영업부문이 9,439억 등 DMC부문이 1조 995억 이익을 달성한 반면, DS부문은 지속적인 판매가격 하락 등의 영향으로 9,528억 적자를 기록하였습니다.

■ 공통 판매비와 관리비 및 자산의 합리적 배부기준 적용

1) 공통 판매비와 관리비의 경우 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제품/모델부문에 직접 귀속시키고 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비 등)에 의거 적절히 배부하고 있습니다.
2) 공통자산의 경우 직접귀속이 가능한 자산(재고자산, 고정자산,투자자산등)은 해당부서에 직접 귀속되나, 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은 배부기준(매출액비, 인원수비 등)에 의거 각 부문에 배부하고 있습니다.

## 2. 주요 제품, 서비스 등

### 가. 주요 제품 매출

당사는 TV, 프린터, 냉장고, 에어컨, 세탁기, 휴대전화, 컴퓨터 등 완제품과 반도체 부품 및 LCD panel 등을 생산, 판매하고 있습니다. 당분기 각 제품별 매출액 및 총 매출액에서 차지하는 비율은 다음과 같습니다.

(단위 : 억원)

| 부문 | 영업부문 | 주요 제품 | 매출액 | 비율 |
|---|---|---|---|---|
| DMC부문 | 디지털미디어 | CTV, 모니터, 프린터, 에어컨, 냉장고, 세탁기 등 | 29,260 | 15.8% |
| | 통신 | 휴대폰, 네트웍 시스템, 컴퓨터 등 | 80,565 | 43.4% |
| | 기타 | - | 959 | 0.5% |
| | 부문계 | | 110,784 | 59.7% |
| DS부문 | 반도체 | Memory, System LSI, HDD 등 | 37,359 | 20.1% |
| | LCD | TFT-LCD | 37,489 | 20.2% |
| | 기타 | - | 25 | 0.0% |
| | 부문계 | | 74,873 | 40.3% |
| 기타 | | - | 5 | 0.0% |
| 계 | | | 185,662 | 100.0% |

※ 상기 매출액은 외부매출액 기준입니다.

제41기 1분기 매출은 DMC 부문이 11조 784억으로 전체 외부매출액의 59.7%, DS 부문이 7조 4,873억으로 40.3%를 구성하고 있습니다. 영업부문기준으로는 통신영업부문이 전체 매출액의 43.4%로 4개 영업부문중 매출비중이 가장 높습니다.

☞ 세부 제품별 매출은 5. 매출 항목을 참조하십시요.

### 나. 주요 제품 등의 가격 변동 현황

(단위 : 천원,$)

| 품 목 | | 제41기 1분기<br>('09.1.1~3.31) | 제40기<br>('08.1.1~12.31) | 제39기<br>('07.1.1~12.31) |
|---|---|---|---|---|
| HHP | 내수(천원) | 317 | 309 | 304 |
| | 수출($) | 124 | 135 | 158 |
| 메모리 | 내수(천원) | 0.3 | 0.4 | 0.9 |
| | 수출($) | 0.2 | 0.3 | 1.0 |
| | 내수($) | 76.3 | 157.0 | 143.3 |

| 품 목 | | 제41기 1분기 ('09.1.1~3.31) | 제40기 ('08.1.1~12.31) | 제39기 ('07.1.1~12.31) |
|---|---|---|---|---|
| TFT-LCD | 수출($) | 100.6 | 164.1 | 161.9 |

* 주요 제품은 사업부문의 수익성에 중요한 영향을 미치는 제품 기준입니다.

HHP는 내수의 경우 풀터치폰 등 고가제품의 판매호조로 평균판가가 상승하였으나, 수출의 경우는 중저가폰 판매비중 증가영향으로 평균판가가 2008년 연간 평균판가 대비 8.1% 하락하였습니다.
메모리는 Global 경기 침체에 따른 지속적인 수요약세로 2007년이후 지속적인 판가하락 추세를 보이고 있습니다.
LCD 패널은 2008년 하반기부터 수요부진 및 공급과잉 영향으로 판가가 지속적으로 하락하여 2009년 1분기 내수판가는 2008년 연평균 대비 51.4%, 수출판가는 2008년 연평균 대비 38.7%가 하락하였습니다.

## 3. 주요 원재료

(단위 : 억원)

| 부문 | 매입유형 | 품 목 | 구체적용도 | 매입액 | 비율 | 비고(매입처) |
|---|---|---|---|---|---|---|
| DMC부문 | 원재료 | 중소형 LCD PANEL | 휴대폰 Display | 5,890 | 9.9% | SMD 등 |
| | 원재료 | CDMA/UMTS B/B | CPU | 4,000 | 6.7% | Qualcomm,Broadcom |
| | 원재료 | Camera | 정지,동영상 촬영 | 3,830 | 6.4% | 삼성테크윈, 삼성전기 등 |
| | 원재료 | Memory | 단말기 S/W 구동 | 3,793 | 6.4% | 사내조달, 도시바 등 |
| | 원재료 | 사출 | 단말기 외관 | 3,706 | 6.2% | 신양,피앤텔,참테크등 |
| | 원재료 | Battery | 단말기 전원공급 | 1,979 | 3.3% | SDI, 이랜텍 등 |
| | 원재료 | LCD PANEL | 화상신호기 | 1,900 | 3.2% | 사내조달 등 |
| | 원재료 | 기 타 | - | 16,579 | 27.8% | |
| | 상품 | N/P SET | N/P 완제품 | 4,857 | 8.2% | SESC |
| | 상품 | 모니터外 | 모니터 및 악세사리 | 2,870 | 4.8% | 사내조달 등 |
| | 상품 | 에어컨 | 냉방 & 제습 | 2,313 | 3.9% | SSEC |
| | 상품 | 냉장고 | 냉장 & 냉동 | 2,176 | 3.7% | 삼성광주전자(주) |
| | 상품 | 기타 | - | 5,688 | 9.5% | |
| | 부문계 | | | 59,581 | 100.0% | |
| DS부문 | 원재료 | POL | Panel 재료 | 3,205 | 6.2% | 동우화인켐 外 |
| | 원재료 | DRIVER/IC | 구동회로 | 2,028 | 3.9% | 매그나칩반도체 外 |
| | 원재료 | HSA | HDD DATA R/W | 1,972 | 3.8% | SAE, NHK |
| | 원재료 | Wafer | 반도체원판 | 1,814 | 3.5% | SUMCO, 실트론 |
| | 원재료 | 기타 | - | 30,652 | 59.5% | |
| | 상품 | Panel | Panel | 11,029 | 21.4% | S-LCD |
| | 상품 | 기타 | - | 773 | 1.5% | |
| | 부문계 | | | 51,473 | 100.0% | |

| 부문 | 매입유형 | 품 목 | 구체적용도 | 매입액 | 비율 | 비고(매입처) |
|---|---|---|---|---|---|---|
| 총계 | | | | 111,054 | | |

당사의 주요 원재료는 DMC부문의 경우 LCD Panel과 CDMA/UMTS Base Band Chip, Memory 등 이며, DS부문의 경우 Wafer, DRIVER/IC, POL 등이 있습니다. 이 중 LCD Panel은 사내(LCD영업부문) 및 계열회사(SMD) 등으로부터 조달받고 있고, 휴대폰에 쓰이는 CDMA/UMTS Base Band Chip은 Qualcomm과 Broadcom등으로부터 공급받고 있습니다.

반도체 영업부문은 Chip 생산에 필요한 원재료인 Wafe를 SUMCO 및 실트론 등에서 공급받고 있으며, LCD영업부문은 S-LCD로부터 완성된 PANEL을 공급받아 판매하고 있고, 삼성코닝정밀유리, 머크, 매그나칩반도체, 동우화인켐, 제일모직, 삼성전기 등으로부터 GLASS,액정, DRIVE IC, POL 등을 공급받아 LCD PANEL을 제조하고 있습니다.

- 주요 원재료 가격 변동 추이

(단위 : 천원,$)

| 구 분 | 품 목 | 국 수 | 제41기 1분기 ('09.1.1~3.31) | 제40기 ('08.1.1~12.31) | 제39기 ('07.1.1~12.31) |
|---|---|---|---|---|---|
| DMC부문 | PDP 42" | 국내(천원) | 320 | 319 | 358 |
| | LCD 40" | 국내(천원) | 549 | 489 | 545 |
| | LCD 46" | 국내(천원) | 1,008 | 724 | 723 |
| | MCP(MEMORY) | 국/수(천원) | 6.2 | 4.1 | 5.9 |
| | PCB | 국내(천원) | 2.9 | 2.5 | 1.9 |
| DS부문 | Wafer | 국/수($) | 137.5 | 192.8 | 201.4 |
| | HSA | 수입($) | 15.2 | 16.0 | 17.5 |
| | DISK | 국/수($) | 4.7 | 5.7 | 6.0 |
| | DRIVER/IC | 국/수(천원) | 1.0 | 0.9 | 0.9 |
| | POL | 국/수(천원) | 7.7 | 4.2 | 2.5 |

DMC부문의 LCD Panel은 LFD(Large Format Display) 및 LED TV 생산 확대로 인해 관련 Panel 구입이 증가하면서 2009년 1분기 단가가 전년 평균가격 대비 상승하였습니다.

DS부문의 Wafer는 반도체 경기악화에 따른 수요급감으로 단가도 전년 평균가격 대비 28.7% 하락하였습니다. POL 단가는 전년대비 83.5% 상승했습니다. POL 단가 상승의 주요 원인은 LCD영업부문에서 TV 비중이 높아져서 제품의 평균 Size가 커졌기 때문입니다.(POLARIZER는 편광판으로 제품 크기에 따라 Size가 결정됨)

## 4. 생산 및 설비

### 가. 생산능력, 생산실적, 가동률

(생산능력)

(단위 : 천대,천개,식)

| 부문 | 품 목 | 사업소 | 제41기 1분기 ('09.1.1~3.31) | 제40기 ('08.1.1~12.31) | 제39기 ('07.1.1~12.31) |
|---|---|---|---|---|---|
| | | | 수량 | 수량 | 수량 |
| DMC부문 | CTV | 수원 | 226 | 1,114 | 1,324 |
| | 모니터 | | 42 | 129 | 64 |
| | 프린터 | 구미 | 109 | 1,258 | 1,214 |
| | HHP | | 13,500 | 80,800 | 81,000 |
| | 시스템 | | 9,900 | 23,760 | 15,840 |
| DS부문 | 메모리 | 기흥/화성 | 8,314,000 | 30,639,000 | 14,009,000 |
| | 시스템LSI | 기흥 | 741,000 | 4,786,000 | 4,182,000 |
| | HDD | 구미 | 9,650 | 44,320 | 49,148 |
| | TFT-LCD | 천안/탕정 | 28,784 | 223,247 | 216,044 |

DMC부문의 주요 품목별 생산능력은 평균LINE수× 시간당 평균생산실적× 일평균가동시간× 가동일수로 산출하였으며, DS부문의 메모리 및 시스템 LSI의 생산능력은 생산실적(패키지 OUT기준)을 가동율로 나눠서 생산능력을 산출하고 있고, LCD의 경우 투입되는 Glass를 Panel기준으로 환산하여 산출하고 있습니다.

(생산실적)

(단위 : 천대,천개,식)

| 부문 | 품 목 | 사업소 | 제41기 1분기 ('09.1.1~3.31) | 제40기 ('08.1.1~12.31) | 제39기 ('07.1.1~12.31) |
|---|---|---|---|---|---|
| | | | 수량 | 수량 | 수량 |
| DMC부문 | CTV | 수원 | 212 | 1,047 | 1,075 |
| | 모니터 | | 37 | 155 | 72 |
| | HHP | 구미 | 18,753 | 68,258 | 83,763 |
| | 프린터 | | 105 | 1,216 | 1,191 |
| | 시스템 | | 4,698 | 14,474 | 14,819 |
| | 메모리 | 기흥/화성 | 8,314,000 | 30,639,000 | 14,009,000 |
| | 시스템LSI | 기흥 | 741,000 | 4,786,000 | 4,182,000 |

| 부문 | 품 목 | 사업소 | 제41기 1분기 ('09.1.1~3.31) | 제40기 ('08.1.1~12.31) | 제39기 ('07.1.1~12.31) |
|---|---|---|---|---|---|
| | | | 수량 | 수량 | 수량 |
| DS부문 | HDD | 구미 | 9,650 | 44,320 | 48,950 |
| | TFT-LCD | 천안/탕정 | 21,184 | 183,258 | 184,365 |

DMC부문의 HHP 생산실적은 당분기 18,753천대이고, CTV 생산실적은 212천대입니다. DMC부문의 제품들은 해외생산 비중이 커서 국내생산 규모는 크지 않습니다.
DS부문의 메모리 당분기 생산실적은 8,314백만개, TFT-LCD 당분기 생산실적은 21,184천개입니다.

**(가동률)**

(단위 : 시간)

| 부문 | 영업부문 | 분기 가동가능 시간 | 분기 실제 가동시간 | 평균가동률 |
|---|---|---|---|---|
| DMC부문 | 디지털 | 7,650 | 7,804 | 102.0% |
| | 통신 | 120,102 | 135,578 | 112.9% |
| | 계 | 127,752 | 143,382 | 112.2% |
| DS부문 | 반도체 | 32,376 | 32,280 | 99.7% |
| | LCD | 8,640 | 8,640 | 100.0% |
| | 계 | 41,016 | 40,920 | 99.8% |
| 전사계 | | 168,768 | 184,302 | 109.2% |

DMC부문의 가동률은 가동가능시간(라인 × 교대 × 일수 × 시간)과 실제가동시간(라인 × 교대 × 일수(실제근무일) × 시간)을 계산하여 산출하고 있습니다. DMC부문의 경우는 생산물량 증가로 인해 실제근무 일수가 증가하여 평균가동률이 높습니다.
DS부문은 24시간 3교대 작업을 실시하고 있으며, 휴일을 포함하여 당분기 가동일은 총 90일입니다. 가동률 산출기준은 90日×생산라인수×24H으로 산출하여 실제 가동시간을 산출하여 가동률을 계산 하였습니다.

## 나. 생산설비 및 투자현황 등

(1) 생산설비 현황
당사는 서울 서초구에 위치한 서초사옥을 비롯하여 수원, 구미, 기흥, 온양, 탕정 등 9개 사업장에서 주요 제품에 대한 제조, 개발, 마케팅, 영업 등의 사업활동을 수행하고 있습니다.

**[사업장 현황]**

| 사업장 | 소재지 |
|---|---|
| 서초사옥 | 서울시 서초구 서초2동 1320-10번지 삼성전자빌딩 |
| 수원사업장 | 경기도 수원시 영통구 매탄3동 416번지 |
| 구미1사업장 | 경상북도 구미시 공단동 259번지 |
| 구미2사업장 | 경상북도 구미시 임수동 94-1번지 |
| 기흥사업장 | 경기도 용인시 기흥구 농서동 산24번지 |
| 온양사업장 | 충청남도 아산시 배방면 북수리 723번지 |
| 천안사업장 | 충청남도 천안시 성성동 510번지 |
| 탕정사업장 | 충청남도 아산시 탕정면 명암리 200번지 |
| 화성사업장 | 경기도 화성시 반월동 산16번지 |

당사의 주요 생산설비는 토지, 건물 및 구축물, 기계장치, 건설중인 자산 등이 있으며 , 당분기말 현재 장부가액은 29조 5,471억으로 전기말 대비 1조 7,027억 감소하였습니다. 신규취득은 5,955억인 반면 기계장치 등의 감가상각비로 당분기 1조 9,338억이 상각되었습니다.

[단위 : 백만원]

| 구 분 | 토 지 | 건물및구축물 | 기계장치 | 건설중인자산/미착기계 | 기타 | 계 |
|---|---|---|---|---|---|---|
| 기초 | 2,921,337 | 6,791,768 | 17,725,669 | 3,156,361 | 654,688 | 31,249,823 |
| 취득 및 자본적지출 | - | 18,285 | 26,631 | 545,364 | 5,253 | 595,533 |
| 본계정대체로 인한 증감 | 19,065 | 699,802 | 752,692 | (1,486,451) | 14,892 | - |
| 처분 및 폐기 | (253) | (2,496) | (208,208) | (127,528) | (6,769) | (345,254) |
| 감가상각비 | - | (123,864) | (1,752,409) | - | (57,573) | (1,933,846) |
| 기타 | - | - | (26) | (19,077) | (35) | (19,138) |
| 기말 | 2,940,149 | 7,383,495 | 16,544,349 | 2,068,669 | 610,456 | 29,547,118 |
| 취득원가 | 2,940,149 | 9,964,102 | 53,820,891 | 2,068,669 | 1,858,970 | 70,652,781 |
| 상각누계액 | - | (2,580,607) | (37,276,542) | - | (1,248,514) | (41,105,663) |

* 당분기말 현재 토지의 면적은 8,354천㎡ 이고, 공시지가는 44,917억입니다.
* 당사의 건물 시가 표준액은 20,044억원으로 2008.6.1일 기준입니다.
* 토지와 건물이외의 자산들은 객관적인 시가 판단이 어려워 기재를 생략합니다.

(2) 투자현황

당사는 2009년 1분기 5,955억원을 미래대비 시설투자에 사용하였으며, 각 부문별

투자금액은 DMC부문 252억, DS부문 5,092억, 기타 611억으로 DS부문의 시설투자금액이 전체 시설투자금액의 86%를 차지하고 있으며, 대부분 반도체와 LCD사업의 라인 성능 개선 등에 투자되었습니다.

[부문별 시설투자금액]

[단위 : 억원]

| 부 문 | 총 금액 | DMC | | | DS | | | 기타 |
|---|---|---|---|---|---|---|---|---|
| 영업부문 | | 계 | 디지털미디어 | 통신 | 계 | 반도체 | LCD | 계 |
| 시설투자 | 5,955 | 252 | 110 | 131 | 5,092 | 3,517 | 1,575 | 611 |
| (%) | (100.0%) | (4.2%) | (1.8%) | (2.2%) | (85.5%) | (59.1%) | (26.4%) | (10.3%) |

현재 시점에서 연간 시설투자계획을 합리적으로 예측하기가 어려우며, 향후 시장여건에 따라 탄력적으로 투자규모를 조정할 예정입니다.

# 5. 매출

## 가. 매출실적

당사의 제41기 1분기 매출은 18조 5,662억으로 전년동기대비 8.5% 증가하였습니다. 수출은 14.5% 증가한 반면, 국내 매출은 경기침체 영향으로 전년동기대비 13.8% 감소하였습니다. 부문별로 보면 휴대폰 및 TV판매증가 등으로 DMC부문은 32.8% 증가한 반면, DS부문은 공급과잉 및 수요부진에 따른 판가하락 등으로 14.6% 감소하였습니다.

(단위 : 억원)

| 사업부문 | 영업부문 | 매출유형 | 품 목 | | 제41기 1분기 ('09.1.1~3.31) | 제40기 1분기 ('08.1.1~3.31) | 제40기 ('08.1.1~12.31) |
|---|---|---|---|---|---|---|---|
| DMC부문 | 디지털 미디어 | 상 품<br>제 품<br>용 역<br>기타매출 | CTV,모니터, 에어컨, 세탁기, 냉장고 등 | 수 출 | 20,520 | 13,014 | 58,013 |
| | | | | 내 수 | 8,740 | 9,305 | 40,667 |
| | | | | 합 계 | 29,260 | 22,319 | 98,680 |
| | 통신 | 상 품<br>제 품<br>용 역<br>기타매출 | HHP, 시스템, 컴퓨터, MP3P 등 | 수 출 | 66,565 | 43,504 | 209,207 |
| | | | | 내 수 | 14,000 | 16,439 | 57,970 |
| | | | | 합 계 | 80,565 | 59,943 | 267,177 |
| | 부문 계 | | | 수 출 | 87,084 | 56,518 | 267,219 |
| | | | | 내 수 | 23,700 | 26,894 | 103,158 |
| | | | | 합 계 | 110,784 | 83,412 | 370,377 |
| | 반도체 | 상 품<br>제 품<br>용 역<br>기타매출 | MEMORY, SYS-LSI HDD 등 | 수 출 | 35,640 | 40,544 | 166,560 |
| | | | | 내 수 | 1,719 | 3,337 | 10,073 |
| | | | | 합 계 | 37,359 | 43,881 | 176,633 |

| 사업부문 | 영업부문 | 매출유형 | 품 목 | | 제41기 1분기 ('09.1.1~3.31) | 제40기 1분기 ('08.1.1~3.31) | 제40기 ('08.1.1~12.31) |
|---|---|---|---|---|---|---|---|
| DS부문 | LCD | 상 품<br>제 품<br>용 역<br>기타매출 | TFT-LCD | 수출 | 31,921 | 37,977 | 159,145 |
| | | | | 내수 | 5,568 | 5,415 | 21,533 |
| | | | | 합계 | 37,489 | 43,392 | 180,678 |
| | 부문 계 | | | 수출 | 67,561 | 78,589 | 326,359 |
| | | | | 내수 | 7,312 | 9,048 | 32,360 |
| | | | | 합계 | 74,873 | 87,637 | 358,719 |
| 기 타 | 기 타 | 기타매출 | - | 수출 | - | - | 384 |
| | | | | 내수 | 5 | 25 | 50 |
| | | | | 합계 | 5 | 25 | 434 |
| 합 계 | | | | 수출 | 154,645 | 135,107 | 593,963 |
| | | | | 내수 | 31,017 | 35,966 | 135,567 |
| | | | | 합계 | 185,662 | 171,073 | 729,530 |

※ 외부매출액 기준입니다.

- 주요제품별 매출실적

(단위 :억원)

| 구 분 | | 제41기 1분기 ('09.1.1~3.31) | 제40기 1분기 ('08.1.1~3.31) | 제40기 ('08.1.1~12.31) |
|---|---|---|---|---|
| CTV | 수출 | 6,499 | 4,656 | 18,751 |
| | 내수 | 2,581 | 2,912 | 10,988 |
| | 합계 | 9,080 | 7,568 | 29,739 |
| 모니터 | 수출 | 1,131 | 1,137 | 5,489 |
| | 내수 | 896 | 933 | 3,165 |
| | 합계 | 2,027 | 2,070 | 8,654 |
| 컴퓨터 | 수출 | 3,465 | 101 | 700 |
| | 내수 | 3,521 | 3,774 | 11,653 |
| | 합계 | 6,986 | 3,875 | 12,353 |
| HHP | 수출 | 60,395 | 41,854 | 199,214 |
| | 내수 | 7,839 | 9,662 | 36,587 |
| | 합계 | 68,234 | 51,516 | 235,801 |
| 시스템 | 수출 | 2,487 | 1,420 | 8,750 |
| | 내수 | 2,502 | 2,558 | 8,186 |
| | 합계 | 4,989 | 3,978 | 16,936 |
| MEMORY | 수출 | 23,565 | 27,600 | 109,854 |
| | 내수 | 1,098 | 2,004 | 5,994 |
| | 합계 | 24,663 | 29,604 | 115,848 |

| 구 분 | | 제41기 1분기 ('09.1.1~3.31) | 제40기 1분기 ('08.1.1~3.31) | 제40기 ('08.1.1~12.31) |
|---|---|---|---|---|
| LCD | 수출 | 31,921 | 37,977 | 159,145 |
| | 내수 | 5,568 | 5,415 | 21,533 |
| | 합계 | 37,489 | 43,392 | 180,678 |
| LSI | 수출 | 6,154 | 6,222 | 31,534 |
| | 내수 | 307 | 797 | 2,666 |
| | 합계 | 6,461 | 7,019 | 34,200 |
| 냉장고 | 수출 | 3,209 | 2,243 | 11,598 |
| | 내수 | 1,585 | 1,538 | 8,807 |
| | 합계 | 4,794 | 3,781 | 20,405 |
| HDD | 수출 | 5,902 | 6,474 | 24,103 |
| | 내수 | 304 | 529 | 1,381 |
| | 합계 | 6,206 | 7,003 | 25,484 |

※ 순매출액 기준입니다.

## 나. 판매경로

■ 국 내

- 생산자(공장) --> 대리점 --> 소비자
- 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
- 생산자(공장) --> 통신사업자(SKT, KTF, LGT)--> 소비자
- 생산자(공장) --> 소비자

1) 물류흐름

- 생산(회사 물류센타) --> 대리점, 유통업체, 통신사업자 ------ > 소비자
- 생산(회사 물류센타) ------------------------------------> 소비자

2) 유통구조

- 제조자 --> 대리점 --------------------------------------> 소비자
- 제조자 --> 대리점 --> 농협, 구판장, 계열점 ---------------> 소비자
- 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) --> 소비자
- 제조자 --> 통신사업자 ----------------------------------> 소비자

· 제조자 ---------------------------------> 실수요자 (일반기업체 등)

· 제조자 ---------------------------------------------> 소비자

3) 판매경로별 매출액 비중

| 경 로 | 대리점 | 혼매점 | 무점포 (홈쇼핑,인터넷등) | 특직판 |
|---|---|---|---|---|
| 비 중 | 37% | 15% | 1% | 47% |

■ 해 외

· 해외 BUYER 수주

· 해외법인의 수주

## 다. 판매방법 및 조건

■ 국 내

| 구 분 | 판매경로 | 대금회수조건 | 부대비용 비용분담 |
|---|---|---|---|
| 전속 | 대리점 | - 약정여신수금(현금,30일여신) (담보 100%내 여신적용) | - 사안별 상호 협의하에 일부 분담 |
| 유통업체 | 양판점,할인점, 백화점,홈쇼핑, 인터넷 | 개별계약조건 | - 사안별 상호 협의하에 일부 분담 |
| 특직판 | 일반기업체등 | 개별계약조건 | 없 음 |

■ 해 외

· 해외법인을 통한 판매 및 DIRECT 수출

## 라. 판매전략

○ 시장지배력 강화

○ 수주영업 활성화

○ 유통경쟁력 확대

○ 영업역량 강화

## 마. 주요 매출처

당사의 매출은 70%이상이 해외법인을 통해 판매되고 있습니다. 제41기 1분기 주요

매출처는 STA(SAMSUNG TELECOMMUNICATIONS AMERICA), SSI(SAMSUNG SEMICONDUCTOR INC.), SSEG(SAMSUNG SEMICONDUCTOR EUROPE GMBH) 등의 해외법인으로써 STA법인향 매출은 미국 통신 판매 법인으로 당분기 전체 매출의 13.4%를 차지하고 주요 판매 제품은 휴대전화 및 시스템입니다. SSI법인향 매출은 미국의 반도체 판매법인으로 전체 매출의 7.7%를 차지하며 반도체 제품을 판매했습니다.SSEG법인향 매출은 유럽 반도체 판매법인으로 전체 매출의 6.7% 비중을 차지하고 있습니다.

## 6. 수주상황

2009년 1분기말 현재 주문생산에 의한 장기공급계약 수주현황은 없습니다.

## 7. 시장위험과 위험관리

### 가. 주요 시장위험 내용

당사는 외화 자금수지上 수출이 수입보다 많아 원화 강세의 경우 Cashflow上 부정적인 영향이 있을 수 있습니다. 이에 당사는 환포지션 발생을 가능한 축소하고, 원가절감, 연구개발 等 근본적인 환율 경쟁력을 강화하는 데에 만전을 기하고 있으며, 특히 투기 목적의 환거래는 엄격히 금지하고 있습니다.

### 나. 위험관리 방식 및 조직

당사는 경영지원팀內 환리스크 관리 주관부서를 두고 있으며, 환율 및 환리스크 변동, 환차손익 현황 等을 주기적으로 파악· 보고함으로써 환리스크 최소화를 통한 안정적 경영을 도모하고 있습니다.

## 8. 파생상품거래 현황

2009년 1분기말 현재 당사가 체결 중인 파생상품 거래는 없습니다.

## 9. 경영상의 주요계약 등

| 거래선 | 항 목 | 내 용 |
|---|---|---|
| | 계약 유형 | 특허 라이센스 계약 |

| 거래선 | 항 목 | 내 용 |
|---|---|---|
| Interdigital (IDC) | 체결시기 및 기간 | 2009.01.14, 2G : 영구 / 3G : ~2012년까지 |
| | 목적 및 내용 | IDC가 보유한 무선 2G 및 3G 이동통신 관련 특허 |
| | 대금수수 방법 | 로열티 $400M |
| | 기타 주요내용 | 계약체결일자는 미국 현지시각 기준임 |
| Intertrust | 계약 유형 | 특허 라이센스 계약 |
| | 체결시기 및 기간 | 2009.3.18, 계약 특허 만료일까지 |
| | 목적 및 내용 | DRM 기술 관련 Intertrust 社 보유 특허 사용 |
| | 대금수수 방법 | 정액 지급 (2010년 까지 3회에 걸쳐 분할 지급) |
| | 적용 제품 | BD-Live Player, IPTV |
| Spansion | 계약 유형 | 특허 크로스 라이센스 |
| | 체결시기 및 기간 | 2009.03.04 ~ 영구 |
| | 목적 및 내용 | 반도체 전 제품에 대한 크로스 라이센스 |
| | 대금수수 방법 | - |
| | 기타 주요내용 | - |
| Chunghwa Picture Tubes, Ltd. (CPT) | 계약 유형 | 특허 크로스 라이센스 |
| | 체결시기 및 기간 | 2009.01.22 5년간 |
| | 목적 및 내용 | 양사 보유 LCD 관련 특허 상호 크로스 라이센스 |
| | 대금수수 방법 | - |
| | 기타 주요내용 | - |

당사는 2009년 1월 14일 미국의 Interdigital과 무선 2G 및 3G 이동통신 관련 특허 라이센스 계약을 체결하였습니다. 2G관련 특허는 영구이며 3G관련 특허는 2012년까지이고, 로열티는 4억$입니다.

미국의 휴대전화용 메모리칩 제조업자인 Spansion과의 메모리칩 특허관련 소송 Risk를 해소하고 향후 전자 Flash제품의 안정적 Biz를 확보하기 위하여 2009년 3월 4일 Cross License 계약을 체결하였습니다.

또한, 당사는 2009년 1월 7일 대만의 CPT사(Chunghwa Picture Tubes Ltd.)와 LCD 제품에 대하여 Cross License 계약을 체결하였습니다. 계약기간은 5년간(체결일 ~ 2013.12.31)이며, CPT사는 License 대가로 당사에 Royalty를 지불합니다.

# 10. 연구개발활동

## 가. 연구개발 활동의 개요 및 연구개발비용

당사는 고객의 요구를 먼저 파악하고 발상의 전환을 통해 창조적이고 혁신적인 제품, 미래를 선도하는 기술을 지속적으로 창출하여 세계 시장을 선도해 나가고 있습니다. 창조적이고 혁신적인 제품을 준비하고 있으며 세계 IT업계에서의 위상을 더욱 굳건히 하기 위해 차세대 기술과 원천기술을 확보하여 세계 산업 기술을 이끄는 진정한 선도기업(Leading Company)이 되도록 최선을 다하고 있습니다.

[연구개발비용] (단위 : 백만원)

| 과 목 | 제41기 1분기 | 제40기 | 제39기 | 비 고 |
|---|---|---|---|---|
| 연구개발비용 계 | 1,610,071 | 6,900,730 | 5,942,582 | |
| 연구개발비 / 매출액 비율<br>[연구개발비용계÷당기매출액×100] | 8.7% | 9.5% | 9.4% | |

당분기 연구개발비용은 1조 6,101억으로 매출액의 8.7%이며, 전액 비용으로 회계처리하였습니다.

## 나. 연구개발 조직 및 운영

■ 국내

당사는 3계층의 연구개발 조직을 운영하고 있습니다. 1~2년 내에 시장에 선보일 상품화 기술을 개발하는 각 부문의 산하 사업부 개발팀, 3~5년 후의 미래 유망 중장기 기술을 개발하는 각 부문연구소, 그리고 미래 성장엔진에 필요한 핵심 요소기술을 선행 개발하는 종합기술원 등으로 연구 개발 구조를 체계화하여 운영하고 있습니다.
종합기술원은 무한탐구를 실현하며 미래를 주도할 최첨단 기술의 산실로서 설립된 삼성전자의 중앙연구소로 미래성장엔진 가시화와 주력사업의 기술 경쟁력 강화 등 전사 차원에서 유망 성장분야에 대한 연구개발 방향 제시와 창의적 R&D 체제를 구축하고 있습니다.

□ 연구개발조직도


代表理事
DS부문
DMC부문
종합기술원

연구개발조직도

※ 연구개발 조직도는 분기보고서 제출일 현재 기준입니다.

■ 해외

미국(SISA,DTL), 영국(SERI), 러시아(SRC), 이스라엘(STRI,SIRC), 인도(SISO, SISC), 일본(SYRI), 중국(BST, SSCR, SCRC) 등의 지역에 연구개발 조직을 운영하고 있으며 제품개발 및 기초기술연구 등의 연구활동을 수행중입니다.

## 다. 연구개발실적

| 연구과제 | 연구결과 및 기대효과 | 제품 등에 반영된 경우<br>제품 등의 명칭 및 반영내용 |
|---|---|---|
| 무선USB칩 개발 | □ UWB(Ultra Wide-Band, 초광대역 무선통신)기술을 통해 무선으로 데이터를 전송할 수 있는 무선 USB 칩 개발<br>- 전송속도 세계 최고<br>- 칩 사이즈 업계 최소 | 카메라, 휴대폰, 프린터, TV, MP3P 等 다양한 응용처 적용 가능 |

| 연구과제 | 연구결과 및 기대효과 | 제품 등에 반영된 경우<br>제품 등의 명칭 및 반영내용 |
|---|---|---|
| | - 전력 소모 업계 최저 수준<br>- 업계 최초 Flash Controller 내장하여 부품 수 및 모듈 최소화 | |
| LED TV<br><br>B6000, B7000 Series | □ 고화질 초박형 LED TV 출시<br>- 두께 29.9mm 대응 Edge Type LED BLU 개발<br>- Crystal FHD Engine 적용으로 최고화질 구현<br>- 친환경<br>. 저소비전력(40% 이상 저감), 대기전력 0.08W<br>. 무수은, 무연, VOC(휘발성 유기화합물) 미사용<br>- Glass Like New ToC 디자인 적용<br>- 핵심부품 개발 : 高색역 White LED, 도광판 등<br>- Internet@TV, Wireless DLNA, Content Library<br>- USB 2.0 Movie 기능 | □ 지역 : 미주/구주/국판 外<br>□ 출시 : '09.3 |
| LCD TV<br><br>3,5,6 Series | □ 고화질, 멀티미디어 LCD TV<br>- Internet@TV, Wireless DLNA, Content Library<br>- USB 2.0 Movie 기능<br>- New ToC 디자인 | □ 지역 : 미주/구주/국판外<br>□ 출시 : '09.3 |
| PDP TV<br><br>4,5 Series | □ 친환경/고화질 PDP TV<br>- 에너지 효율 기존 대비 2배 개선<br>- 24Hz 시네마 최적 모드 구현 | □ 지역 : 미주/구주/국판外<br>□ 출시 : '09.3 |
| BD Player<br><br>1600, 3600, 4600 Series | □ Slim & Stylish BD Player<br>- 고화질 (삼성 DTV 화질 Processor 연계)<br>- dts HD Master Audio 대응 (7.1CH, Lossless)<br>- slim design (86mm-> 39mm), 4600 기준<br>- 와이파이레디, pc streaming 신기능 구현 | □ 지역 : 미주/구주/국판外<br>□ 출시 : '09.2 |
| M fire | □ 세계 최초 LTE & CDMA 단말기 | □ SCH-R900 |
| Prism | □ 세계최초 m-Wimax/ HSUPA DBDM | □ 미정 |
| Orion | □ 당사 최초 Android OS 기반 단말기 | □ GT-i7500 |

## 11. 그 밖에 투자의사결정에 필요한 사항

### 가. 지적재산권관련

당사는 R&D활동의 지적 재산화에도 집중하여 2008년 6조 9천억원의 R&D투자를 통해 국내특허 7,315件 출원, 해외특허 11,141件을 출원하였습니다. 이를 통해 등록특허는 국내 4,680件으로 지속적인 1位, 미국 3,515件으로 IBM에 이어 '06년부터 지속적으로 2位를 유지하고 있습니다.

< 국가별 등록 건수('08년末 기준, 누적)> (단위 : 件)

| 국가 | 한국 | 미국 | 일본 | 중국 | 유럽 | 기타국가 |
|---|---|---|---|---|---|---|
| 건수 | 51,998 | 20,287 | 5,194 | 5,602 | 7,313 | 10,347 |

당사는 1984년 최초로 미국 특허를 등록시킨 이래 현재 세계적으로 총 100,741件의 특허를 보유하고 있으며, 특히 미국에서의 분쟁에 효과적으로 대응하고자 누적 건수에 있어 한국특허 다음으로 미국에서 많은 특허를 보유하고 있습니다.
이들은 대부분 플래쉬메모리, System LSI, DTV, 휴대폰/스마트폰, LCD등에 관한 특허로써 당사 전략사업 제품에 쓰이거나 향후 활용될 예정으로, 사업보호의 역할뿐만 아니라, 유사기술/특허의 난립과 경쟁사 견제의 역할도 하고 있습니다. 또한 미래사업 진출을 대비한 선행 특허확보 활동으로써 新소재, 新Multimedia Codec, 차세대 무선통신 관련 특허들이 일부 차지하고 있어 향후 신규사업 진출시 사업보호의 역할이 기대되고 있습니다.

당사는 특허뿐 아니라 Global 시장점유율 1위 달성에 공헌한 다양한 슬림형 DTV 디자인 및 미주, 유럽시장에서 점차 점유율을 확대해 가고 있는 휴대폰 등에 적용된 당사 고유의 디자인을 보호하고자 디자인특허(의장권)확보도 강화하여 2008년에는 미국에서 415件의 디자인특허를 취득하였습니다.

## 나. 환경관련 규제사항

전자제품산업에 대한 환경규제는 친환경적인 제품생산을 위한 "제품환경규제"와 제품을 생산하고 있는 사업장의 친환경적으로 관리를 위한 "사업장관리 환경규제"등 크게 2가지로 구분되며 이에 대한 내용은 다음과 같습니다.

**(제품 환경규제 준수)**

전자제품은 일반적으로 소비자가 직접 휴대하거나, 가정에 설치하여 사용하고 있어 사용자 건강과 안전에 직간접적인 영향을 미칠 수 있기 때문에 관련 환경규제가 강화되고 있습니다. 이에 대해 당사는 부품 및 제품의 개발단계부터 제조, 유통, 사용, 폐기 등 제품의 전생애(Life Cycle)에 걸쳐 환경영향 최소화 활동을 하고 있습니다. 유해물질을 제거한 부품 공급을 위해 "협력회사 에코파트너 인증" 제도를 운영하고 개발단계에서 제품의 친환경 요소(자원사용 절감, 에너지 절약, 유해물질 저감, 친환경소재 적용 등)를 제품에 반영하기 위해 "에코디자인 평가" 제도를 운영하며, 제품 사용 후 발생되는 폐전자제품을 회수하여 재활용하는 전국적 네트웍을 운영하고 있습니다. 이러한 활동은 전기전자제품 관련 국내외 환경법규를 준수할 뿐만 아니라 기업과 제품의 차별화 요소로 기여하고 있습니다.
국내의 주요 관련법률은 다음과 같습니다.

1. 전기전자제품및자동차의자원순환에관한법률
2. 자원의절약과재활용촉진에관한법률

**(사업장관리 환경규제 준수)**

제품생산과정에서 발생되는 오염물질의 배출을 최소화하기 위하여 대기오염방지시설, 수질오염방지시설과 같은 환경오염방지시설을 설치하여 운영함으로써 주변 환경에 대한 영향을 미치지 않도록 하고 있습니다. 이러한 사업장의 환경관리는 관련부처, 지방자치단체의 관리감독을 받고 있으며, 각 생산 사업장은 국제 환경안전보건경영시스템 인증(ISO14001, OHSAS18001)을 취득하여 자율관리 체제를 강화하고 있습니다.

국내의 주요 관련법률은 다음과 같습니다.

1. 환경오염물질 배출 : 수질및생태계보전에관한법률, 대기환경보전법, 폐기물관리법, 소음진동규제법, 잔류성유기오염물질 관리법 등
2. 기타 사업장환경관리 : 유해화학물질관리법, 소음진동규제법, 다중이용시설등의실내공기질관리법

# III. 재무에 관한 사항

## 1. 요약재무정보

(단위 : 백만원 )

| 구 분 | 제 41기 1분기 | 제 40 기 | 제 39 기 | 제 38 기 | 제 37 기 |
|---|---|---|---|---|---|
| [유동자산] | 19,213,886 | 17,790,813 | 16,621,081 | 14,714,157 | 14,286,642 |
| ・당좌자산 | 15,321,279 | 13,973,062 | 13,283,209 | 11,494,683 | 11,377,195 |
| ・재고자산 | 3,892,607 | 3,817,751 | 3,337,872 | 3,219,474 | 2,909,447 |
| [비유동자산] | 55,278,745 | 54,728,407 | 48,604,171 | 43,094,971 | 36,252,128 |
| ・투자자산 | 23,953,705 | 21,653,050 | 17,121,525 | 12,645,266 | 9,984,599 |
| ・유형자산 | 29,547,118 | 31,249,823 | 29,777,382 | 28,820,442 | 24,650,194 |
| ・무형자산 | 663,066 | 653,059 | 568,316 | 522,378 | 465,801 |
| ・기타비유동자산 | 1,114,856 | 1,172,475 | 1,136,948 | 1,106,885 | 1,151,534 |
| 자산총계 | 74,492,631 | 72,519,220 | 65,225,252 | 57,809,128 | 50,538,770 |
| [유동부채] | 12,848,392 | 11,721,362 | 10,802,346 | 9,635,015 | 8,345,275 |
| [비유동부채] | 2,808,275 | 2,684,368 | 2,862,282 | 2,976,529 | 2,587,255 |
| 부채총계 | 15,656,667 | 14,405,730 | 13,664,628 | 12,611,544 | 10,932,530 |
| [자본금] | 897,514 | 897,514 | 897,514 | 897,514 | 897,514 |
| [자본잉여금] | 6,618,203 | 6,589,580 | 6,574,996 | 6,367,244 | 6,365,315 |
| [자본조정] | △8,566,241 | △8,597,013 | △8,747,381 | △6,980,870 | △5,353,954 |
| [기타포괄손익누계액] | 4,586,640 | 3,807,357 | 1,872,818 | 556,924 | 425,294 |
| [이익잉여금] | 55,299,848 | 55,416,052 | 50,962,677 | 44,356,772 | 37,272,071 |
| 자본총계 | 58,835,964 | 58,113,490 | 51,560,624 | 45,197,584 | 39,606,240 |
| 매출액 | 18,566,217 | 72,952,991 | 63,175,968 | 58,972,765 | 57,457,670 |
| 영업이익 | 147,639 | 4,134,070 | 5,942,855 | 6,933,933 | 8,059,775 |
| 계속사업이익 | 619,237 | 5,525,904 | 7,425,016 | 7,916,491 | 7,610,755 |
| 당기순이익 | 619,237 | 5,525,904 | 7,425,016 | 7,916,491 | 7,610,755 |
| 기본주당순이익(단위:원) | 4,212원 | 37,684원 | 49,532원 | 52,816원 | 49,777원 |

[Δ 는 부(-)의 수치임]

※ 제40기 재무제표는 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

※ 회계기준적용의견서 06-2('06.12.29日 시행) 적용으로 제38기 및 제37기 재무제표가 기업회계기준서 제1호에 따라 재작성되었으며, '08.2.22日 회계기준적용의견서 06-2 규정의 再개정에 따른 소급적용 효과를 제40기 기초잔액에 반영함.

## 2. 재무제표 이용상의 유의점

### 가. 회계처리 방법 변경 및 재무제표 재작성 내용

(1) 제41기 1분기 재무제표

- 재무제표 재작성 사항 없음 -

(2) 제40기 재무제표

당사는 대한민국의 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하였습니다. 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다. 다만, 기업회계기준서 제15호의 경과조치에 따라 제39기 이전의 재무제표는 재작성하지 아니하였습니다. 이러한 회계정책의 변경으로 인하여 전기말의 자본잉여금, 자본조정 및 기타포괄손익누계액은 각각 211,463백만원 증가, 65,086백만원 감소 및 146,377백만원 감소하였습니다.

또한, 당사는 2008년 2월 22일에 개정된 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'에 따라 지분법적용 피투자회사 등에 대한 투자자산과 관련된 이연법인세의 인식방법을 변경하였습니다. 다만, 제40기에 개정된 의견서를 처음으로 적용하여 비교표시되는 제39기 재무제표는 재작성하지 아니하였으며, 회계정책의 변경에 따른 소급적용 효과를 제40기의 기초 잔액에 반영하였습니다. 이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 제40기 기초의 자본잉여금, 이익잉여금,기타포괄손익누계액 및 이연법인세부채는 각각 1백만원 감소, 98,980백만원 증가, 1,950백만원 증가 및 100,929백만원 감소하였습니다.

한편, 당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교표시된 제39기 재무제표의 주석은 개정된 기업회계기준서 제20호에 따라 재작성되었습니다.

(3) 제39기 재무제표

당사는 대한민국의 기업회계기준서 제21호 '재무제표의 작성과 표시'에 따라 자본변동표를 재무제표에 포함하였으며, 기존 자본조정항목을 자본조정과 기타포괄손익누

계액으로 분류하고 기타비유동자산등으로 일부 계정과목에 대한 분류를 변경하였습니다. 또한, 당기순이익에 주기로 기재되던 주당순이익을 손익계산서 본문에 표시하는 방식으로 변경하고, 포괄손익계산서를 손익계산서의 주석으로 작성하였습니다.
비교표시된 제38기 재무제표의 일부 계정과목은 제39기 재무제표의 표시방법에 따라 재분류하였으며, 이러한 재분류는 제38기에 보고된 순이익이나 순자산에 영향을 미치지 아니합니다. 다만, 기업회계기준서 제21호의 경과조치에 의하여 동 기준서를 처음으로 적용하는 회계연도의 당기 자본변동표는 비교식으로 작성되지 아니하였습니다.
또한, 대한민국의 기업회계기준서 제23호 '주당이익'에 따라 회사가 우선주를 매입하는 경우 우선주의 장부금액을 초과하여 지불하는 매입대가를 주당이익 산정시 보통주에 귀속되는 이익에서 차감하는 방법으로 변경하였습니다.
한편, 당사의 재무제표는 2006년 12월 29일부터 시행된 회계기준적용의견서 06-2 ' 종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 작성되었으며, 비교표시된 제38기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다.
이러한 회계처리의 변경으로 인하여 종전의 방식에 의하였을 때보다 2007년 12월 31일로 종료되는 회계기간의 법인세비용과 이익잉여금이 각각 26,648백만원만큼 증가 및 130,065백만원만큼 감소하였고 이연법인세부채가 190,833백만원만큼 증가하였으며, 지분법자본변동과 부의지분법자본변동이 각각 92,254백만원과 31,486백만원만큼 감소하였습니다.
회계정책의 변경으로 인한 비교표시된 제38기 재무제표와 이전 기간 재무제표의 중요변동항목의 내역은 다음과 같습니다.

- 제38기 변동항목(단위:백만원)

| | 변경전 | 변동금액 | 변경후 |
|---|---|---|---|
| 이연법인세부채 | 1,158,802 | 63,013 | 1,221,815 |
| 미처분이익잉여금 | 7,851,731 | (103,417) | 7,748,314 |
| 지분법자본변동 | 540,888 | (27,783) | 513,105 |
| 부의지분법자본변동 | (533,266) | 68,187 | (465,079) |
| 법인세비용 | 1,290,110 | 9,596 | 1,299,706 |
| 당기순이익 | 7,926,087 | (9,596) | 7,916,491 |
| 주당순이익(단위:원) | 52,880 | (64) | 52,816 |
| 희석주당순이익(단위:원) | 52,120 | (63) | 52,057 |

- 제37기 변동항목(단위:백만원)

| | 변경전 | 변동금액 | 변경후 |
|---|---|---|---|
| 이연법인세부채 | 865,761 | 50,370 | 916,131 |
| 미처분이익잉여금 | 7,563,591 | (93,821) | 7,469,770 |
| 지분법자본변동 | 498,476 | (21,244) | 477,232 |
| 부의지분법자본변동 | (477,416) | 64,695 | (412,721) |
| 법인세비용 | 1,230,259 | 29,458 | 1,259,717 |
| 당기순이익 | 7,640,213 | (29,458) | 7,610,755 |
| 주당순이익(단위:원) | 49,970 | (193) | 49,777 |
| 희석주당순이익(단위:원) | 49,128 | (189) | 48,939 |

(4) 제38기 재무제표

- 재무제표 재작성 사항 없음 -

(5) 제37기 재무제표

당사는 대한민국의 기업회계기준서 제15호 '지분법'에 따라 지분법손익과 지분법자본변동 및 부의지분법자본변동을 각각 순액으로 인식하는 방법에서 총액으로 인식하는 방법으로 변경하였으며, 내부미실현손익의 제거시 지분율 고려 방법을 변경하였습니다. 또한, 대한민국의 기업회계기준서 제16호 '법인세회계'에 따라 이연법인세자산과 이연법인세부채를 대차대조표상 유동과 비유동항목으로 분류하고, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하는 방법으로 변경하였으며 자본항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과를 관련 자본항목에 직접 반영하는 방법을 적용하였습니다. 이러한 회계정책의 변경으로 인하여 종전의 방식에 의하였을 때 보다 자본조정이 136,849백만원 감소하였고 이연법인세부채는 136,849백만원이 증가하였으며, 당기순이익에는 영향을 미치지 아니합니다.

## 나. 재무제표작성기준

(1) 수익인식

당사는 재화의 판매, 용역의 제공이나 자산의 사용에 대하여 받았거나 또는 받을 대

가의 공정가액으로 수익을 측정하고 있으며, 부가가치세, 매출에누리와 할인 및 환입은 수익에서 차감하고 있습니다. 당사는 수익을 신뢰성 있게 측정할 수 있으며 관련된 경제적 효익의 유입 가능성이 매우 높은 경우에 수익을 인식하고 있습니다.
당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

(2) 대손충당금
당사는 대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 합리적이고 객관적인 기준에 따라 산출한 대손추산액을 대손충당금으로 설정하고 있습니다.

(3) 재고자산
당사의 재고자산의 수량은 계속기록법과 정기적으로 실시하는 실지재고조사에 의하여 확정되며, 총평균법을 적용하여 산정한 원가로 평가되고 있습니다. 또한, 재고자산의 시가가 취득원가보다 하락한 경우에는 시가(제품, 상품 및 재공품의 시가는 순실현가능가액, 원재료의 시가는 현행대체원가)를 대차대조표가액으로 하고 있습니다. 다만, 재고자산의 평가손실을 초래했던 상황이 해소되어 새로운 시가가 장부금액보다 상승한 경우에는 최초의 장부금액을 초과하지 않는 범위 내에서 평가손실을 환입하고 있으며, 재고자산평가손실의 환입은 매출원가에서 차감하고 있습니다. 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

(4) 유가증권
유가증권은 총평균법을 적용하여 원가를 산정하고 있으며, 당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은 유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고있으나 대차대조표일로부터 1년 이내에 만기가 도래하거나 또는 매도 등에 의하여 처분할 것이 거의 확실한 경우에는 유동자산으로 분류하고 있습니다. 매도가능증권은 공정가액으로 평가하고 있습니다. 다만, 매도가능증권 중 시장성이 없는 지분증권의 공정가액을 신뢰성 있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다. 매

도가능증권평가손익은 기타포괄손익누계액으로 인식하고 그 매도가능증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다.

(5) 지분법적용투자주식

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분법적용투자주식은 취득원가에 취득시점 이후 발생한 지분변동액을 가감하여 처리하고 있습니다. 피투자회사의 지분변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 당기손익(지분법손익)으로, 중대한 오류 또는 회계정책의 변경에 의한 전기이월이익잉여금의 증감으로 인한 경우에는 전기이월이익잉여금의 증감으로, 이를 제외한 자본의 증감으로 인하여 발생한 경우에는 기타포괄손익누계액(지분법자본변동)의 증감으로 처리하고 있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 회사의 투자계정의 금액과 피투자회사의 순자산가액중 회사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 한편, 피투자회사의 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 처분손익으로 처리하고 있습니다. 다만, 피투자회사 연결대상종속회사가 된 이후 종속회사가 유상증자 등을 실시함에 따라 회사의 지분율이 변동된 경우에 발생하는 투자차액은 기타포괄손익누계액(지분법자본변동)으로 계상하고 있습니다.

2) 내부미실현손익의 제거

당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 회사의 지분율을 곱한 금액) 중 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 부분을 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경우, 회사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다.

3) 해외피투자회사 재무제표의 환산

당사는 해외피투자회사의 외화표시 재무제표 환산시 대차대조표항목은 대차대조표일 현재의 환율로(단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당기의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채를 차감

한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 감사 또는 검토를 받지 아니한 재무제표의 이용

당사의 지분법적용대상 피투자회사 중 일부는 감사보고서일 현재까지 외부감사인으로부터의 감사나 검토가 완료되지 아니하여 지분법 평가시 감사나 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 감사를 받지 아니한 재무제표와 감사받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

(6) 유형자산

유형자산의 취득원가는 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출 등으로 구성되어 있습니다. 유형자산의 취득 또는 완성 후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래 경제적 효익을 증가시키는 경우에는 자본적 지출로 인식하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다.

당사의 유형자산은 취득원가에서 당사가 추정한 추정내용연수에 따라 정액법에 의하여 산정된 감가상각누계액을 차감하는 형식으로 대차대조표에 표시하고 있습니다.

각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

| | 대표추정내용연수 | | 대표추정내용연수 |
|---|---|---|---|
| 건 물 | 15, 30 년 | 공구기구비품 | 5 년 |
| 구 축 물 | 15 년 | 차량운반구 | 5 년 |
| 기 계 장 치 | 5 년 | | |

(7) 무형자산

무형자산의 취득원가는 구입원가와 자산을 사용할 수 있도록 준비하는데 직접 관련된 지출로 구성되어 있습니다. 당사는 무형자산을 취득원가에서 당사가 추정한 내용연수와 정액법에 따라 산정된 상각누계액을 차감한 금액으로 표시하고 있습니다

| | 대표추정내용연수 | | 대표추정내용연수 |
|---|---|---|---|
| 영 업 권 | 5 년 | 기타의 무형자산 | 5 년 |
| 산업재산권 | 10 년 | | |

(8) 리스

1) 금융리스

당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 리스이용자에게 이전하는 경우 금융리스로 분류하고 금융리스의 리스순투자와 동일한 금액을 금융리스채권으로 인식합니다. 당사는 체계적이고 합리적인 방법으로 리스기간동안 이자수익을 배분하며 이 경우 이자수익은 리스제공자의 금융리스 순투자 미회수분에 대하여 유효이자율법을 적용하여 인식하고 매 기간별 리스료는 금융리스채권 회수액과 이자수익으로 구분하여 회계처리합니다.

2) 운용리스

당사는 리스자산의 소유에 따른 대부분의 위험과 효익을 이전하지 않는 경우 운용리스로 분류하고, 운용리스자산의 성격에 따라 유형자산으로 계상하고 있습니다. 리스자산의 보증잔존가치를 제외한 최소리스료에 대해서 리스기간에 걸쳐 균등하게 배분된 금액을 수익으로 인식하고 있습니다.

(9) 자산의 감액

당사는 대차대조표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부금액에 미달하고 그 미달액이 중요한 경우에는 이를 장부금액에서 직접 차감하여 회수가능가액으로 조정하고, 장부금액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다. 다만, 감액한 자산의 회수가능가액이 차기 이후에 장부금액을 초과하는 경우에는 당해 자산이 감액되지 않았을 경우의 장부금액을 한도로 하여 그 초과액을 동 자산에 대한 감액손실환입의 과목으로 하여 당기이익으로 처리하고 있습니다. 다만, 감액된 영업권은 추후에 환입되지 않습니다.

(10) 사채할인발행차금

당사는 사채할인발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유효이

자율법을 적용하여 상각하고, 동 상각액을 이자비용에 가산하여 처리하고 있습니다.

(11) 채권 · 채무의 현재가치 평가
당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발생하는 채권 · 채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권 · 채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권 · 채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으로 인식하고 있습니다.

(12) 법인세비용과 이연법인세
법인세비용은 법인세법 등의 법령에 의한 법인세부담액에 이연법인세 변동액을 가감하여 계상하고 있습니다. 자산 · 부채의 장부금액과 세무가액의 차이인 일시적차이 중 미래기간의 과세소득을 증가시키는 가산할 일시적차이에 대한 법인세효과는 예외항목에 해당되지 않는 경우 전액 이연법인세부채로 인식하고 있습니다. 미래기간의 과세소득을 감소시키는 차감할 일시적차이 및 이월세액공제와 세액감면 등에 대한 법인세효과는 향후 과세소득의 발생이 거의 확실하여 미래의 법인세 절감효과가 실현될 수 있을 것으로 기대되는 경우에 이연법인세자산으로 인식하고 있습니다. 또한, 자본계정에 직접 가감되는 항목과 관련된 법인세부담액과 이연법인세는 자본계정에 직접 가감하고 있습니다. 이연법인세자산과 이연법인세부채는 대차대조표상에 유동과 비유동 항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

(13) 퇴직급여충당부채
당사는 임직원 퇴직금 지급규정에 따라 당기말 현재 1년이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당부채로 설정하고 있습니다.
당사는 수익자인 종업원의 퇴직금 수급권을 보장하는 퇴직보험에 가입하고 있으며, 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당부채에서 차감하는 형식으로 표시하고 있습니다.

(14) 외화 자산과 부채의 환산

당사는 대차대조표일 현재의 적정한 환율에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

(15) 주식선택권

주식결제형 주식기준보상거래의 경우 제공받는 재화나 용역의 공정가치로 측정하며, 종업원의 용역제공과 같이 제공받는 재화나 용역의 공정가치를 신뢰성 있게 측정할 수 없는 경우에는 부여한 지분상품의 공정가치에 기초하여 재화나 용역의 공정가치로 간접 측정하고 그 금액을 보상원가와 자본조정으로 회계처리하고 있습니다.

## 3. 요약연결재무정보

(단위 : 백만원)

| 구 분 | 제 40 기 | 제 39기 | 제 38기 | 제 37기 | 제 36 기 |
|---|---|---|---|---|---|
| [유동자산] | 48,968,556 | 41,901,014 | 34,988,905 | 33,399,152 | 31,991,225 |
| ・당좌자산 | 39,475,949 | 33,932,211 | 28,235,460 | 27,534,263 | 26,187,579 |
| ・재고자산 | 9,492,607 | 7,968,803 | 6,753,445 | 5,864,889 | 5,803,646 |
| [비유동자산] | 56,332,094 | 51,474,122 | 46,377,301 | 41,062,646 | 37,013,400 |
| ・투자자산 | 11,377,727 | 11,796,347 | 10,302,531 | 9,340,887 | 10,966,210 |
| ・유형자산 | 42,496,311 | 37,380,644 | 33,784,615 | 29,276,161 | 23,962,396 |
| ・무형자산 | 787,249 | 704,627 | 658,385 | 632,856 | 544,522 |
| ・기타비유동자산 | 1,670,807 | 1,592,504 | 1,631,770 | 1,812,742 | 1,540,272 |
| 자산총계 | 105,300,650 | 93,375,136 | 81,366,206 | 74,461,798 | 69,004,625 |
| [유동부채] | 32,207,070 | 29,795,976 | 25,522,871 | 24,908,590 | 26,107,583 |
| [비유동부채] | 10,169,626 | 7,607,252 | 7,903,468 | 7,945,797 | 6,496,761 |
| 부채총계 | 42,376,696 | 37,403,228 | 33,426,339 | 32,854,387 | 32,604,344 |
| [자본금] | 897,514 | 897,514 | 897,514 | 897,514 | 897,514 |
| [연결자본잉여금] | 6,588,861 | 6,574,995 | 6,364,604 | 6,338,460 | 6,239,586 |
| [연결자본조정] | △8,597,013 | △8,747,381 | △6,994,210 | △5,343,046 | △3,466,988 |
| [연결기타포괄손익누계액] | 3,808,076 | 1,875,385 | 532,820 | 445,333 | 196,500 |
| [연결이익잉여금] | 55,419,571 | 51,065,174 | 44,463,683 | 37,369,265 | 30,576,954 |
| [소수주주지분] | 4,806,945 | 4,306,221 | 2,675,456 | 1,899,885 | 1,956,715 |
| 자본총계 | 62,923,954 | 55,971,908 | 47,939,867 | 41,607,411 | 36,400,281 |
| 매출액 | 121,294,319 | 98,507,817 | 85,834,604 | 80,893,276 | 81,998,066 |
| 영업이익 | 6,031,863 | 8,973,286 | 9,129,025 | 7,420,279 | 11,747,652 |
| 계속사업이익 | 5,890,214 | 7,922,981 | 8,193,659 | 6,907,067 | 10,168,873 |
| 연결총당기순이익 | 5,890,214 | 7,922,981 | 8,193,659 | 6,907,067 | 10,168,873 |
| 지배회사지분순이익 | 5,525,904 | 7,420,579 | 7,926,087 | 7,640,092 | 10,789,535 |
| 소수주주지분순이익 | 364,310 | 502,402 | 267,572 | △733,025 | △620,662 |
| 연결에 포함된 회사수 | 114개 | 109개 | 109개 | 105개 | 104개 |

[Δ 는 부(-)의 수치임]

### 가. 연결대상회사의 변동현황

| 사업연도 | 당기에 연결에 포함된 회사 | 전기대비 연결에 추가된 회사 | 전기대비 연결에서 제외된 회사 |
|---|---|---|---|
| 제40기 | 삼성광주전자(주) 등 114사 | SAMSUNG ELECTRONICS VIETNAM CO.. LTD 등 10사 | HANGZHOU SAMSUNG EASTCOM NETWORK TECHNOLOGY CO. LTD 등 5사 |

| 사업연도 | 당기에 연결에 포함된 회사 | 전기대비 연결에 추가된 회사 | 전기대비 연결에서 제외된 회사 |
| --- | --- | --- | --- |
| 제39기 | 삼성광주전자(주) 등 109사 | Samsung Electronics Slovakia LCD s.r.o 등 4사 | 삼성코닝(주) 등 4사 |
| 제38기 | 삼성광주전자(주) 등 109사 | SAMSUNG TELECOMMUNICATIONS INDIA PRIVATE LIMITED 등 8사 | 보광5호 투자조합 등 4사 |
| 제37기 | 삼성광주전자(주) 등 105사 | SAMSUNG MALAYSIA ELECTRONICS (SME) SDN.BHD.등 5사 | 노비타(주) 등 4사 |
| 제36기 | 삼성광주전자(주) 등 104사 | PT SAMSUNG TELECOMMUNICATIONS INDONESIA(STIN) 등 4사 | SAMSUNG ELECTRONICS MANUFACTURING(UK) Ltd.(SEMUK) 등 2사 |

## 나. 회계처리 방법 변경 및 연결재무제표 재작성 내용

(1) 제40기 재무제표

당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'의 개정사항에 따라 특수관계자의 범위를 변경하였습니다. 비교표시된 제39기 재무제표의 주석은 개정된 기준에 따라 재작성되었습니다.

(2) 제39기 재무제표

회사의 연결재무제표는 대한민국에서 일반적으로 인정된 회계처리기준과 제39기부터 적용되는 기업회계기준서 제 25호 '연결재무제표'에 따라 작성되었습니다.
제39기에 연결회사는 대한민국의 기업회계기준서 제21호 '재무제표의 작성과 표시' 및제25호 '연결재무제표'에 따라 연결대차대조표의 자본을 지배회사지분과 소수주주지분으로 분류하고, 기존 자본조정항목을 자본조정과 연결기타포괄손익누계액으로 분류하였으며 기타비유동자산 등으로 일부 계정과목에 대한 분류를 변경하였습니다.또한 연결당기순이익에 주기로 기재되던 주당순이익을 연결손익계산서 본문에 표시하는 방식으로 변경하였으며, 연결자본변동표는 자본항목의 분류 변경을 반영하여 작성하였습니다. 한편 연결손익계산서의 당기순이익은 지배회사지분순이익과 소수주주지분순이익으로 분류하고, 연결포괄손익계산서를 연결손익계산서의 주석으로 작성하였습니다.
한편, 국내종속회사인 삼성카드(주)는 제39기에 기업회계기준서 제24호 '재무제표의 작성과 표시Ⅱ(금융업)'의 적용으로 영업외수익(비용)으로 분류하던 유가증권평가 및 처분이익(손실), 외화평가 및 거래이익(손실), 파생상품평가 및 거래이익(손실)과 유가증권 관련 배당금수익을 영업수익(영업비용)으로 분류하였습니다. 이에 따라 제38

기 연결손익계산서의 영업외수익 144,926백만원 및 영업외비용 23,712백만원을 각각 매출액과 매출원가로 재분류하였습니다.

또한 연결회사는 당기에 삼성카드(주)가 영업수익으로 분류한 상각채권추심이익 및 영업비용으로 분류한 카드서비스비용, 리스제비용을 연결손익계산서의 판매비와관리비에서 매출액 및 매출원가로 분류를 변경하였으며, 이에 따라 제38기 연결손익계산서의 판매비와관리비 115,899백만원을 매출액 264,052백만원 및 매출원가 379,951백만원으로 각각 재분류하였습니다.

비교표시된 제38기 연결재무제표의 일부 계정과목을 제39기 연결재무제표의 표시방법에 따라 재분류하였으며, 이러한 재분류는 제38기에 보고된 순이익이나 순자산에 영향을 미치지 아니합니다.

한편, 회사의 연결재무제표는 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리' 및 회계기준원 질의회신 07-009 '적용의견서 06-2로 인한 지분법적용 및 연결재무제표 작성시의 법인세회계'를 적용하여 작성되었으며, 동 의견서 단서조항에 따라 비교표시되는 제38기 재무제표를 재작성하지 아니하였습니다.

(3) 제38기 재무제표

- 재무제표 재작성 사항 없음 -

(4) 제37기 재무제표

국내종속회사인 삼성카드(주)는 유동화대상인 신용카드자산을 포괄신탁하고 수탁자는 신탁자산에 대하여 1종 수익증권과 2종 수익증권을 발행하였습니다. 삼성카드(주)는 2종 수익증권을 인수하여 제36기까지 투자자산으로 계상하였으나 제37기부터 신용카드자산으로 계정을 재분류하였습니다. 이에 따라 제36기말 현재 단기매도가능증권 및 장기매도가능증권에 계상된 2종 수익증권 308,357백만원과 758,560백만원을 각각 단기대출채권 및 장기대출채권으로 계정 재분류하여 비교표시된 제36기 재무제표를 재작성 하였습니다.

## 다. 연결재무제표 작성기준

(1) 투자계정과 자본계정의 상계

회사는 회사의 투자계정과 이에 대응하는 종속회사의 자본계정 및 종속회사 상호간

의 투자계정과 이에 대응하는 종속회사의 자본계정은 주식취득일에 가장 근접한 종속회사의 결산일을 기준으로 상계 제거하였습니다.

(2) 투자제거차액의 처리
회사의 투자계정의 금액과 이에 대응하는 종속회사의 자본계정의 금액이 일치하지 않는 경우에는 그 차액을 영업권 및 부의영업권으로 계상하며, 최초 발생연도부터 5년간에 걸쳐 정액법으로 상각(환입)하고 있습니다. 다만, 종속회사가 연결대상회사로 된 이후, 종속회사의 주식을 소수주주로부터 추가로 취득하는 경우에 발생하는 투자제거차액은 연결자본잉여금으로 계상하고 있습니다. 또한 종속회사의 유상증자, 주식배당 또는 무상증자 등(이하 "증자등")으로 인하여 지배회사 지분가액의 변동분과 증자등으로 인하여 취득한 주식의 취득원가의 차액은 연결자본잉여금의 증감으로 처리하고 있습니다.

(3) 연결자본잉여금과 이익잉여금
주식취득일 또는 지배권 획득일 이후에 발생한 종속회사 및 지분법적용회사의 자본잉여금과 이익잉여금중 지배회사의 지분에 속하는 것은 각각 연결자본잉여금과 연결이익잉여금으로 처리하고 있습니다.

(4) 내부미실현손익의 제거

1) 내부미실현손익의 산정
회사가 연결재무제표 작성기준일 현재 각각 소유하고 있는 재고자산 및 유형자산에 포함된 미실현이익은 당해 판매회사의 해당 제품별・법인별 평균매출총이익률 등을 기초로 산정되었습니다. 다만, 평균매출총이익률보다 현저하게 높거나 낮은 이익률이 적용된 거래에 대하여는 그 매매거래에 적용한 이익률을 기초로 산정되었습니다.

2) 내부미실현손익의 제거
회사는 종속회사에 판매함으로써 발생한 미실현이익은 전액을 제거하여 회사지분에 부담시켰으며, 종속회사가 회사에 판매하거나 종속회사가 다른 종속회사에 판매함으로써 발생한 미실현이익은 전액 제거하여 회사의 지분과 소수주주지분에 비례하여 부담시켰습니다.

(5) 해외종속회사의 재무제표 환산

회사는 해외종속회사의 외화표시 재무제표 환산시 대차대조표항목은 대차대조표일 현재의 환율로(단, 자본계정은 역사적환율 적용), 손익계산서 항목은 당해 회계연도의 평균환율을 적용하여 환산하고 있으며 이로 인하여 발생하는 차이를 해외사업환산손익으로 계상하고 지분비율에 따라 회사지분과 소수주주지분에 안분 처리하여 회사지분 해당액만 연결대차대조표상의 연결기타포괄손익누계액으로 표시하고 있습니다. 또한 현금흐름표 항목중 기초의 현금은 전기 대차대조표일 현재의 환율로, 기말의 현금은 당기 대차대조표일 현재의 환율로, 그외의 과목은 당해 회계연도의 평균환율을 적용하여 환산하고 있으며, 이로 인하여 발생하는 차이를 외화환산으로 인한 현금의 변동항목으로 표시하고 있습니다.

(6) 연결재무제표의 작성기준일

연결재무제표의 작성기준일은 회사의 결산일로 하였으며 종속회사의 결산일은 회사의 결산일과 일치합니다.

## 라. 한국채택국제회계기준 도입 준비상황

당사는 별도의 준비조직을 구성하여 한국채택국제회계기준으로의 전환을 준비하고 있으며, 동 업무는 아래의 3단계를 포함하고 있습니다.

- 분석 및 계획 수립 단계 : 본 단계는 한국채택국제회계기준 도입이 당사의 현행 회계 및 재무보고 정책, 보고 실체 및 시스템에 미치는 영향 등에 대한 사전 분석을 포함합니다.

- 설계 단계 : 본 단계는 한국채택국제회계기준 도입에 따른 변화사항들이 회계정책, 재무정보 산출절차 및 시스템에 미치는 영향 등에 대한 상세 분석과 동 영향이 미치는 효과에 대한 임직원의 교육을 포함하고 있습니다.

- 구축 단계 : 본 단계는 파악된 변화사항들을 업무 프로세스 및 시스템에 구현하는 것을 포함합니다. 본 단계를 통합해서 당사는 한국채택국제회계기준에 의한 신뢰성 있는 재무정보 산출이 가능할 것으로 판단하고 있습니다.

당사는 분석 및 계획수립 단계를 완료하고 설계 단계를 진행중이며, 보고기간종료일 현재 한국채택국제회계기준의 도입시기를 검토 중에 있습니다.

# IV. 감사인의 감사의견 등

## 1. 감사인에 관한 사항

삼일회계법인은 당사의 제39기, 제40기 감사와 제41기 1분기 검토를 수행하였습니다. 감사관련하여 제39기, 제40기에 대한 감사의견은 적정이며 제41기 1분기검토결과 재무제표가 중요성의 관점에서 대한민국에서 일반적으로 인정된 회계처리기준에 위배되어 작성되었다는 점이 발견되지 아니하였으며 지적사항 또한 없습니다.

<제41기 1분기 검토 일정>
분기 재무제표 : 2009년 4월 13일 ~ 24일

[감사용역 체결 현황] (단위 : 백만원)

| 사업연도 | 감사인 | 내 용 | 보수 | 총소요시간 |
|---|---|---|---|---|
| 제41기 1분기 | 삼일회계법인 | 개별 분기 및 연결 분기 재무제표 검토 | 421 | 5,400 |
| 제40기 | 삼일회계법인 | 분· 반기 재무제표 검토<br>개별 및 연결 재무제표에 대한 감사 | 3,200 | 44,450 |
| 제39기 | 삼일회계법인 | 분· 반기 재무제표 검토<br>개별 및 연결 재무제표에 대한 감사 | 3,220 | 48,060 |

당사의 감사인인 삼일회계법인은 회계감사 용역외에 해외재무프로세스 통합 지원업무 및 국제회계기준관련 자문업무 등의 비감사용역을 수행하였으며, 당사는 용역의 대가로 당분기중 1,123백만원을 지급하였습니다.

[비감사용역 계약체결 현황] (단위 : 백만원)

| 사업연도 | 계약체결일 | 용역내용 | 용역수행기간 | 보수 | 비고 |
|---|---|---|---|---|---|
| 제41기 1분기 | 2008년 01월 | 국제회계기준관련 자문업무 | 2009.01 - 2009.03 | 500 | |
| | 2005년 12월 | 해외 재무프로세스 통합 지원업무 | 2009.01 - 2009.03 | 545 | |
| | | 기 타 | | 78 | |
| | 소 계 | | | 1,123 | |
| 제40기 | 2007년 12월 | 세무자문 업무 | 2008.01 - 2008.12 | 106 | |
| | 2008년 01월 | 국제회계기준관련 자문업무 | 2008.01 - 2008.12 | 1,350 | |
| | 2005년 12월 | 해외 재무프로세스 통합 지원업무 | 2008.01 - 2008.12 | 2,245 | |
| | | 기 타 | | 71 | |

| 사업연도 | 계약체결일 | 용역내용 | 용역수행기간 | 보수 | 비고 |
|---|---|---|---|---|---|
| | 소 계 | | | 3,772 | |
| 제39기 | 2007년 4월 | 이전가격 검토 지원업무 | 2007.04 - 2007.07 | 194 | |
| | 2006년 12월 | 세무자문 업무 | 2007.01 - 2007.12 | 329 | |
| | 2006년 11월 | 자산계정 정밀검토 지원업무 | 2006.11 - 2007.01 | 508 | |
| | 2005년 12월 | 해외 재무프로세스 통합 지원업무 | 2007.01 - 2007.12 | 2,436 | |
| | | 기 타 | | 4 | |
| | 소 계 | | | 3,471 | |

# V. 이사의 경영진단 및 분석의견

- 기말 사업보고서 제출시 작성예정

# VI. 이사회 등 회사의 기관 및 계열회사에 관한 사항

## 1. 이사회에 관한 사항

### 가. 이사회 구성 개요

당사의 이사회는 당분기말 현재 사내이사 4인, 사외이사 5인으로 총 9인의 이사로 구성되어 있습니다. 이사회 내에는 경영위원회, 감사위원회, 사외이사후보추천위원회, 내부거래위원회 등 4개의 소위원회가 설치되어 운영 중입니다.

### 나. 중요의결사항 등

<table>
<tr><th rowspan="2">회차</th><th rowspan="2">개최일자</th><th rowspan="2">의 안 내 용</th><th rowspan="2">가결<br>여부</th><th colspan="7">사외이사</th></tr>
<tr><th>이갑현</th><th>윤동민</th><th>이재웅</th><th>Goran S. Malm</th><th>박오수</th><th>정귀호</th><th>황재성</th></tr>
<tr><td rowspan="3">1차</td><td rowspan="3">'09.1.23</td><td>① 제40기 재무제표 및 영업보고서 승인의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>② 2009년 경영계획 승인의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>③ 삼성모바일디스플레이(주)와 임대계약 체결의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td rowspan="4">2차</td><td rowspan="4">'09.2.17</td><td>① 제40기 정기주주총회 소집결정의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>② 제40기 정기주주총회 회의 목적사항 결정의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>③ 제40기('08년) 연결재무제표 승인의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>④ 삼성전기(주)와 합작 추진의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td rowspan="6">3차</td><td rowspan="6">'09.3.16</td><td>① 대표이사 선임 및 이사 업무위촉의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td rowspan="8" colspan="2">퇴임<br>(임기만료)</td></tr>
<tr><td>② '09년 이사회내 위원회 위원 선임의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>③ S-LCD(주) 이사 겸직 승인의 건<br>※ 이윤우 대표이사 : S-LCD(주) 이사 겸직</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>④ 공정거래 자율준수관리자 선임의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>⑤ 이사회 관련 각종규정 개정의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>⑥ 삼성카드(주)와 임대차계약 체결의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td rowspan="2">4차</td><td rowspan="2">'09.4.24</td><td>① 제41기 1/4분기 재무제표 및 분기보고서 승인의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
<tr><td>② 신기술사업투자조합 가입의 건</td><td>가결</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td><td>찬성</td></tr>
</table>

### 다. 이사회내의 위원회

(1) 이사회내의 위원회 구성현황

| 위원회명 | 구성 | 성명 | 설치목적 및 권한사항 | 비 고 |
|---|---|---|---|---|
| 경영위원회 | 사내이사 3명 | 이윤우, 최지성, 이상훈 | 하단 기재내용 참조 | 이윤우, 최지성, 이상훈 위원 선임('09.3.16) |
| 내부거래위원회 | 사외이사 3명 | 이갑현, 이재웅, 박오수 | 하단 기재내용 참조 | 이재웅, 박오수 위원 선임('09.3.16) |

※ '09.3.31 현재 기준의 구성현황임
※ 감사위원회와 사외이사후보추천위원회는 기업공시서식 작성기준에 따라 제외하였습니다.

□ 경영위원회

- 설치목적 : 업무수행의 전문성과 효율성을 높이기 위하여 정관 또는 이사회의 규정 및 결의에 따라 이사회가 위임한 사안을 심의,결의 하고 그 결과를 이사회에 보고함
- 권한사항
  경영위원회는 다음 사안에 대해 심의하고 결의함

1. 경영일반에 관한 사항
1) 회사의 년간 또는 중장기 경영방침 및 전략
2) 주요 경영전략
3) 사업계획· 사업구조 조정 추진
4) 해외 지법인등 거점의 신규진출, 이전 및 철수
5) 해외업체와의 전략적 제휴 등 협력추진
6) 국내외 자회사 매입 또는 매각
7) 기타 주요 경영현황
8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지
9) 지배인의 선임 또는 해임
10) 최근사업년도 생산액의 10%이상 생산중단, 폐업
11) 기술도입계약체결 및 기술이전, 제휴
12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약
13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기
14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결
15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약 체결 또는 해지

16) 조직의 운영에 관한 기본원칙
17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경
18) 명의개서 대리인의 선임, 해임 및 변경
19) 주주명부폐쇄 및 기준일 설정에 관한 사항
20) 업무추진 및 경영상 필요한 세칙의 제정

2. 재무등에 관한 사항
1) 50억원 이상 자본금 10%미만 상당 타법인 출자, 처분
2) 50억원 이상 자본금 10%미만 상당 해외 직접투자
3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증(기간 연장은 제외함)
- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.
4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결 (기간 연장은 제외함)
5) 내부거래의 승인
내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을 상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의 자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산(부동산, 무채재산권 등)을 제공하거나 거래하는 행위
6) 사채발행
7) 신규시설투자
8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중 이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원회에 위임한 사항을 제외한 일체의 사항

□ 내부거래위원회
- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층

제고하기 위함.

- 권한사항

o 내부거래 보고 청취권

계열사와의 내부거래 현황에 대해 보고받을 수 있음.

※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는 중요한 거래에 한하여 사전 심의 및 의결함.

o 내부거래 직권조사 명령권

o 내부거래 시정 조치 건의권

(2) 이사회내의 위원회 활동내역

※ 감사위원회와 사외이사후보추천위원회는 기업공시서식 작성기준에 따라 제외하였습니다.

□ 경영위원회

| 위원회명 | 개최일자 | 의안내용 | 가결여부 | 사외이사의 성명. 출석률 및 찬반여부 |
|---|---|---|---|---|
| 경영 위원회 | '09.1.5 | ① 해외법인 증자의 건<br>② 특허 계약 체결의 건 | 가결<br>가결 | 사내이사 2인으로 구성 |
| | '09.1.14 | ① 특허 계약 체결의 건 | 가결 | |
| | '09.2.11 | ① 특허 계약 체결의 건<br>② 자산 양도의 건 | 가결<br>가결 | |
| | '09.3.4 | ① 특허 계약 체결의 건<br>② 해외법인 지급보증의 건 | 가결<br>가결 | |
| | '09.3.30 | ① 특허 계약 체결의 건<br>② 특허 계약 체결의 건<br>③ 무역금융한도 신규 확보 및 증액의 건<br>④ 기부금 출연의 건<br>⑤ 기부금 출연의 건<br>※ 자산 양도 지연 보고 | 가결<br>가결<br>가결<br>가결<br>가결<br>- | 사내이사 3인으로 구성 |
| | '09.4.27 | ① 해외법인 증자의 건<br>② 임원배상책임보험 갱신의 건<br>③ 기부금 출연의 건 | 가결<br>가결<br>가결 | |

□ 내부거래위원회

| 위원회명 | 개최일자 | 의안내용 | 가결여부 | 사외이사의 성명 | | | |
|---|---|---|---|---|---|---|---|
| | | | | 황재성 (출석률:67%) | 이갑현 (출석률:100%) | 이재웅 (출석률:100%) | 박오수 (출석률:100%) |
| | | | | 찬 반 여 부 | | | |
| | '09. 1.22 | - 대규모내부거래에 대한 사전 심의<br>1) 삼성모바일디스플레이(주)와 임대계약 체결<br>- '08년 4분기 내부거래현황 및 점검결과 보고 | -<br><br>- | - | - | - | 해당사항없음 ('09.3.13 |
| | '09. 2.16. | - 대규모내부거래에 대한 사전 심의 | - | - | - | - | |

| 위원회명 | 개최일자 | 의안내용 | 가결여부 | 사외이사의 성명 | | | |
|---|---|---|---|---|---|---|---|
| | | | | 황재성<br>(출석률:67%) | 이갑현<br>(출석률:100%) | 이재웅<br>(출석률:100%) | 박오수<br>(출석률:100%) |
| | | | | 찬 반 여 부 | | | |
| 내부<br>거래<br>위원회 | | 1) 삼성전기(주)와 합작 추진의 건 | | | | | 신규선임) |
| | '09. 3.13 | - 대규모내부거래에 대한 사전 심의<br>1) 삼성카드(주)와의 임대차계약 체결의 건 | - | (불참) | - | - | |
| | '09. 4.23 | - 의결사항<br>1) 내부거래위원회 위원장 선임의 건<br>- 대규모내부거래에 대한 사전 심의<br>1) 신기술사업투자조합 가입의 건<br>- '09년 1분기 내부거래현황 및 점검결과 보고 | 가결<br>-<br>- | 해당사항없음<br>(퇴임) | 찬성<br>-<br>- | 찬성<br>-<br>- | 찬성<br>-<br>- |

## 라. 이사의 독립성

### ① 이사의 선임

이사는 주주총회에서 선임하며, 주주총회에서 선임할 이사 후보자는 이사회(사내이사) 및 사외이사후보추천위원회(사외이사)가 선정하여 주주총회에 제출할 의안으로 확정하고 있습니다.

이사의 선임 관련하여 관련법규에 의거한 주주제안이 있는 경우, 이사회는 적법한 범위 내에서 이를 주주총회에 의안으로 제출하고 있습니다.

이러한 절차에 따라 선임된 이사는 다음과 같습니다.

| 직 명 | 성 명 | 추천인 | 활동분야 (담당업무) | 회사와의 거래 | 최대주주 또는 주요주주와의 관계 |
|---|---|---|---|---|---|
| 사내이사<br>(대표이사) | 이윤우 | 이사회 | 전사 경영전반 총괄<br>겸)DS부문 경영전반 총괄 | 해당없음 | 해당없음 |
| 사내이사 | 최지성 | 이사회 | DMC부문 경영전반 총괄 | | |
| 사내이사 | 윤주화 | 이사회 | 전사 감사 업무 총괄 | | |
| 사내이사 | 이상훈 | 이사회 | 전사 사업전략 업무 총괄 | | |
| 사외이사 | 이갑현 | 사외이사후보<br>추천위원회 | 전사 경영전반에 대한 업무 | | |
| 사외이사 | 윤동민 | 사외이사후보<br>추천위원회 | 전사 경영전반에 대한 업무 | | |
| 사외이사 | 이재웅 | 사외이사후보<br>추천위원회 | 전사 경영전반에 대한 업무 | | |
| 사외이사 | Goran S. Malm | 사외이사후보<br>추천위원회 | 전사 경영전반에 대한 업무 | | |
| 사외이사 | 박오수 | 사외이사후보<br>추천위원회 | 전사 경영전반에 대한 업무 | | |

### ② 사외이사후보 추천위원회

주주총회에 사외이사후보를 추천하기 위한 사외이사후보 추천위원회를 설치하여 운영 중입니다. 위원회는 사외이사 2명(이재웅 위원장, 박오수) 및 사내이사 2명(이윤우, 최지성)으로, 관련법규에 의거 총위원의 1/2 이상을 사외이사로 구성하고 있습니다.(상법 제542조의 8 제4항의 규정 충족)

## 2. 감사제도에 관한 사항

### 가. 감사위원회 위원의 인적사항 및 사외이사 여부

당사는 본 보고서 제출일 현재 3인의 사외이사로 구성된 감사위원회를 운영하고 있습니다.

| 성 명 | 주요경력 | 비 고 |
|---|---|---|
| 이갑현 | - 한국외환은행 행장 (1999~2000)<br>- 대한상공회의소 부회장(1999~2000)<br>- Boston Consulting Group 고문 (2001~2007) | 사외이사 |
| 이재웅 | - 성균관대학교 경제학부 명예교수 (2007~현재)<br>- 한국경제학회 회장 (2005~2006)<br>- 성균관대학교 부총장(1999~2003) | 사외이사 |
| 박오수 | - 서울대학교 경영대학 교수 (1988~현재)<br>- 한국경영학회 회장 (2008~현재)<br>- 한국윤리경영학회 회장 (2007~2008) | 사외이사 |

### 나. 감사위원회 위원의 독립성

당사는 관련법령 및 정관에 따라 위원회의 구성, 운영 및 권한· 책임 등을 감사위원회 규정에 정의하여 감사업무를 수행하고 있습니다.

감사위원회의 감사업무 수행은 회계감사를 위해서는 재무제표 등 회계관련서류 및 회계법인의 감사절차와 감사결과를 검토하고 필요한 경우에는 회계법인에 대하여 회계에 관한 장부와 관련서류에 대한 추가 검토를 요청하고 그 결과를 검토합니다. 그리고 감사위원회는 신뢰할 수 있는 회계정보의 작성 및 공시를 위하여 설치한 내부회계관리제도의 운영실태를 내부회계관리자로부터 보고 받고 이를 검토합니다. 또한 감사위원회는 업무감사를 위하여 이사회 및 기타 중요한 회의에 출석하고 필요할 경우에는 이사로부터 경영위원회의 심의내용과 영업에 관한 보고를 받고 중요한 업무에 관한 회사의 보고에 대해 추가검토 및 자료보완을 요청하는 등 적절한 방법을 사용하여 검토합니다.

### 다. 감사위원회 주요 활동 내역

본 보고서 제출일 현재 감사위원회 주요 활동 내역은 아래 표를 참조하시기 바랍니다.

<table>
<tr><th rowspan="3">위원회명</th><th rowspan="3">개최일자</th><th rowspan="3">의안내용</th><th rowspan="3">가결여부</th><th colspan="4">사외이사의 성명</th></tr>
<tr><th>황재성<br>(출석률:100%)</th><th>이갑현<br>(출석률:100%)</th><th>이재웅<br>(출석률:100%)</th><th>박오수<br>(출석률:100%)</th></tr>
<tr><th colspan="4">찬 반 여 부</th></tr>
<tr><td rowspan="5">감사<br>위원회</td><td>'09. 1.22</td><td>- 제 40기 재무제표 및 영업보고서 보고<br>- '08년 내부관리회계제도 운영실태 보고<br>- '08년 4/4분기 비감사업무 수행 검토 보고<br>- '08년 감사실적 보고</td><td>-</td><td>-</td><td>-</td><td>-</td><td rowspan="3">해당사항<br>없음<br>('09.3.16<br>신규선임)</td></tr>
<tr><td>'09. 2.16</td><td>- 제 40기 연결재무제표 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 2.17</td><td>- 제 40기 정기주주총회 부의안건 검토<br>- '08년 내부감시장치 가동현황 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>'09. 3.13</td><td>- 감사위원회 위원장 선임의 건<br>- 내부회계관리규정 개정의 건</td><td>가결<br>-</td><td rowspan="2">해당사항<br>없음<br>(퇴임)</td><td>찬성<br>-</td><td>찬성<br>-</td><td>찬성<br>-</td></tr>
<tr><td>'09. 4.23</td><td>- 제41기 1/4분기 재무제표 및 분기보고서 보고<br>- '09年 1/4분기 비감사업무 수행 검토 보고</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
</table>

## 3. 주주의 의결권 행사에 관한 사항

### 가. 투표제도

당사는 집중투표제, 서면투표제 또는 전자투표제를 채택하고 있지 않습니다.

### 나. 소수주주권

당사는 대상기간중 소수주주권이 행사된 경우가 없습니다.

### 다. 경영권 경쟁

당사는 대상기간중 회사의 경영지배권에 관하여 경쟁이 있었던 경우가 없습니다.

## 4. 계열회사 등의 현황

### 가. 기업집단 및 소속 회사의 명칭

- 기업집단의 명칭 : 삼성

당사는 독점규제및공정거래에관한법률상 삼성그룹에 속한 계열회사로서 당분기말 현재 삼성그룹에는 전년말 대비 1개 회사(삼성디지털이미징)가 증가한 63개의 국내 계열회사가 있습니다. 이중 상장사는 당사를 포함하여 총 18개사이며 비상장사는 45 개사입니다.

- 소속회사의 명칭

| 구분 | 회사수 | 회 사 명 |
|---|---|---|
| 상장사 | 18 | 삼성물산, 제일모직, 삼성전자, 삼성에스디아이, 삼성디지털이미징, 삼성테크윈, 삼성전기, 삼성중공업, 삼성카드, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀, 에이스디지텍 |
| 비상장사 | 45 | 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴,가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 생보부동산신탁, 애니카자동차손해사정서비스, 월드사이버게임즈, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아, 개미플러스유통, 용산역세권개발, 에스비리모티브, 삼성모바일디스플레이, 삼성전자 축구단 |
| 計 | 63 | |

※ 2009년 3월말기준

## 나. 관계회사 및 자회사의 지분현황

| 피출자회사<br>출자회사 | 삼성물산 | 제일모직 | 삼성전자 | 삼성SDI | 삼성전기 | 삼성중공업 | 삼성테크윈 | 삼성디지털이미징 | 호텔신라 | 삼성엔지니어링 | 제일기획 | 삼성정밀화학 | 에스원 | 삼성SDS |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성물산 | | | 4.0 | | | | 4.3 | 4.3 | | | 12.6 | 5.6 | | 18.0 |
| 제일모직 | | | | | | 0.4 | 0.1 | 0.1 | | 13.1 | | 3.2 | | |
| 삼성전자 | | | | 20.4 | 23.7 | 17.6 | 25.5 | 25.5 | 5.1 | | 2.6 | 8.4 | | 21.3 |
| 삼성SDI | 7.4 | | | | | | | | 0.1 | 5.1 | | 11.5 | 11.0 | |
| 삼성코닝정밀유리 | | | | | | | | | | | | | | |
| 삼성전기 | | | | | | 2.4 | | | | | | 0.3 | | 8.3 |
| 삼성에버랜드 | | | | | | 0.1 | 0.3 | 0.3 | | 1.1 | | | | |
| 삼성중공업 | | | | | | | | | | | | | | |
| 삼성테크윈 | | | | | | 0.1 | | 0.4 | | | | | | |
| 삼성엔지니어링 | | | | | | 0.1 | | | | | | 0.9 | | |
| 제일기획 | | | | | | 0.1 | | | | | | | | |
| 삼성정밀화학 | | | | | | | | | | | | | | |
| 삼성종합화학 | | | | | | | | | | | | | | |
| 호텔신라 | | | | | | | | | | | | 2.2 | | |
| 에스원 | | | | | | | | | | | | | | |
| 삼성경제연구소 | | | | | | | | | | | | | | |
| 삼성광주전자 | | | | | | | | | | | | | | |
| 삼성SDS | | | | | | | | | | | | | | |
| 삼성네트웍스 | | | | | | | | | | | | | | |
| 삼성생명보험 | 5.1 | 0.0 | 7.5 | 0.0 | | 3.6 | 0.6 | 0.6 | 7.3 | | | | 5.3 | |
| 삼성화재해상보험 | | | 1.3 | | | | | | | | | | 1.0 | |

| 피출자회사 / 출자회사 | 삼성물산 | 제일모직 | 삼성전자 | 삼성SDI | 삼성전기 | 삼성중공업 | 삼성테크윈 | 삼성디지털이미징 | 호텔신라 | 삼성엔지니어링 | 제일기획 | 삼성정밀화학 | 에스원 | 삼성SDS |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성증권 | | | | | | | 2.0 | 2.0 | 3.1 | | | | 1.3 | |
| 삼성카드 | | 4.9 | | | | | | | 1.3 | 1.8 | 3.0 | 3.1 | 1.9 | |
| 서울통신기술 | | | | | | | | | | | | | | |
| 가치네트 | | | | | | | | | | | | | | |
| 삼성(해남)광통신기술유한공사 | | | | | | | | | | | | | | |
| 계 | 12.5 | 4.9 | 12.8 | 20.4 | 23.7 | 24.5 | 32.7 | 33.0 | 16.9 | 21.0 | 18.3 | 35.1 | 20.6 | 47.5 |

| 피출자회사 / 출자회사 | 삼성네트웍스 | 삼성에버랜드 | 삼성종합화학 | 삼성토탈 | 삼성석유화학 | 한덕화학 | 삼성라이온즈 | 삼성경제연구소 | 삼성광주전자 | 스테코 | 세메스 | 서울통신기술 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성물산 | 19.5 | 1.5 | 38.7 | | 27.3 | | 7.5 | 1.0 | | | | |
| 제일모직 | | 4.0 | 0.9 | | 21.4 | | 15.0 | 1.0 | 0.8 | | | |
| 삼성전자 | 23.1 | | 3.9 | | 13.0 | | 27.5 | 29.8 | 94.3 | 51.0 | 63.9 | 35.7 |
| 삼성SDI | | 4.0 | 10.7 | | | | | 28.6 | | | | |
| 삼성코닝정밀유리 | | | | | | | | | | | | |
| 삼성전기 | 9.0 | 4.0 | 10.5 | | | | 12.5 | 23.8 | | | | |
| 삼성에버랜드 | | | | | | | 2.0 | | | | | |
| 삼성중공업 | | | | | | | | 1.0 | | | | |
| 삼성테크윈 | | | 26.5 | | | | | | | | | |
| 삼성엔지니어링 | | | | | | | | | | | | |
| 제일기획 | | | 0.3 | | | | 3.0 | | | | | |
| 삼성정밀화학 | | | 3.6 | | | 50.0 | | | | | | |
| 삼성종합화학 | | | | 50.0 | | | | | | | | |
| 호텔신라 | | | | | | | | | | | | |
| 에스원 | | | | | | | | | | | | |
| 삼성경제연구소 | | | | | | | | | | | | |
| 삼성광주전자 | | | | | | | | | | | | |
| 삼성SDS | | | | | | | | | | | | |
| 삼성네트웍스 | | | | | | | | | | | | |
| 삼성생명보험 | | | | | | | | 14.8 | | | | |
| 삼성화재해상보험 | | | | | | | | | | | | |
| 삼성증권 | | | | | | | | | | | | |
| 삼성카드 | | 25.6 | | | | | | | | | | |
| 서울통신기술 | | | | | | | | | | | | |
| 가치네트 | | | | | | | | | | | | |
| 삼성(해남)광통신기술유한공사 | | | | | | | | | | | | |
| 계 | 51.5 | 39.1 | 95.0 | 50.0 | 61.6 | 50.0 | 67.5 | 100.0 | 95.0 | 51.0 | 63.9 | 35.7 |

| 피출자회사 / 출자회사 | 삼성전자서비스 | 삼성탈레스 | 인터내셔널사이버마케팅 | 세크론 | 글로벌텍 | 리빙프라자 | 삼성전자로지텍 | 에스엘시디 | 에스이에이치에프코리아 | 삼성코닝정밀유리 | 삼성전자축구단 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성물산 | | | | | | | | | | | |
| 제일모직 | | | | | | | | | | | |
| 삼성전자 | 83.3 | 50.0 | 45.0 | 50.6 | | 100.0 | 100.0 | 50.0 | | 42.6 | 100.0 |

| 피출자회사<br>출자회사 | 삼 성<br>전 자<br>서비스 | 삼 성<br>탈레스 | 인터내<br>셔널사<br>이버<br>마케팅 | 세크론 | 글로<br>벌텍 | 리 빙<br>프라자 | 삼 성<br>전 자<br>로지텍 | 에스<br>엘시디 | 에스이<br>에이치<br>에프<br>코리아 | 삼성코닝<br>정밀유리 | 삼성전자<br>축구단 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성SDI | | | | | | | | | | | |
| 삼성코닝정밀유리 | | | | | 51.0 | | | | | | |
| 삼성전기 | | | | | | | | | | | |
| 삼성에버랜드 | | | | | | | | | | | |
| 삼성중공업 | | | | | | | | | | | |
| 삼성테크윈 | | | | | | | | | | | |
| 삼성엔지니어링 | | | | | | | | | | | |
| 제일기획 | | | | | | | | | | | |
| 삼성정밀화학 | | | | | | | | | | | |
| 삼성종합화학 | | | | | | | | | | | |
| 호텔신라 | | | | | | | | | | | |
| 에스원 | | | | | | | | | | | |
| 삼성경제연구소 | | | | | | | | | | | |
| 삼성광주전자 | | | | | | | | | | | |
| 삼성SDS | | | | | | | | | | | |
| 삼성네트웍스 | | | | | | | | | | | |
| 삼성생명보험 | | | | | | | | | | 0.0 | |
| 삼성화재해상보험 | | | | | | | | | | | |
| 삼성증권 | | | | | | | | | | | |
| 삼성카드 | | | | | | | | | | | |
| 서울통신기술 | | | | | | | | | | | |
| 가치네트 | | | | | | | | | | | |
| 삼성(해남)광통신<br>기술유한공사 | | | | | | | | | 100.0 | | |
| 계 | 83.3 | 50.0 | 45.0 | 50.6 | 51.0 | 100.0 | 100.0 | 50.0 | 100.0 | 42.7 | 100.0 |

| 피출자회사<br>출자회사 | 씨브이<br>네트 | 용산<br>역세권<br>개발 | 케어<br>캠프 | 삼육오<br>홈케어 | 에스디<br>플렉스 | 에이스<br>디지텍 | 개미<br>플러스<br>유통 | 아이<br>마켓<br>코리아 | 올 앳 | 시큐<br>아이<br>닷컴 | 이삼성<br>인터내<br>셔널 | 가 치<br>네 트 | 오픈<br>타이드<br>코리아 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성물산 | 40.1 | 45.1 | 54.3 | | | | | 14.1 | | | | | |
| 제일모직 | | | | | 50.0 | 23.4 | 100.0 | 3.7 | | | | | |
| 삼성전자 | | | | | | | | 14.1 | | | | | |
| 삼성SDI | | | | | | | | 7.4 | | | 11.3 | | |
| 삼성코닝정밀유리 | | | | | | | | 5.2 | | | | | |
| 삼성전기 | | | | | | | | 13.4 | | | 11.3 | | |
| 삼성에버랜드 | | | | | | | | 3.7 | 30.0 | 8.8 | 25.0 | 21.0 | |
| 삼성중공업 | | | | | | | | 9.7 | | | | | |
| 삼성테크윈 | | | | | | | | | | | | | |
| 삼성엔지니어링 | | | | | | | | 7.1 | | | | | |
| 제일기획 | | | | | | | | | | | | | 10.4 |
| 삼성정밀화학 | | | | | | | | | | | | | |
| 삼성종합화학 | | | | | | | | | | | | | |
| 호텔신라 | | | | | | | | | | | | | |
| 에스원 | | | | 19.2 | | | | | | 52.6 | | | |

| 피출자회사<br>출자회사 | 씨브이네트 | 용산역세권개발 | 케어캠프 | 삼육오홈케어 | 에스디플렉스 | 에이스디지텍 | 개미플러스유통 | 아이마켓코리아 | 올앳 | 시큐아이닷컴 | 이삼성인터내셔널 | 가치네트 | 오픈타이드코리아 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성경제연구소 | | | | | | | | | | | | 5.2 | |
| 삼성광주전자 | | | | | | | | | | | | | |
| 삼성SDS | | | | 14.4 | | | | | | 4.4 | 52.5 | 10.5 | 72.6 |
| 삼성네트웍스 | | | | 14.4 | | | | | | | | | |
| 삼성생명보험 | | | | | | | | | | | | | |
| 삼성화재해상보험 | | | | | | | | | | | | | |
| 삼성증권 | | | | | | | | | | | | 1.6 | |
| 삼성카드 | | | | | | | | | 30.0 | | | 3.3 | |
| 서울통신기술 | 9.4 | | | | | | | | | | | | |
| 가치네트 | | | | 14.4 | | | | | | | | | |
| 삼성(해남)광통신기술유한공사 | | | | | | | | | | | | | |
| 계 | 49.5 | 45.1 | 54.3 | 62.5 | 50.0 | 23.4 | 100.0 | 78.3 | 60.0 | 65.7 | 100.0 | 41.5 | 83.0 |

| 피출자회사<br>출자회사 | 크레듀 | 삼성생명보험 | 생보부동산신탁 | 삼성선물 | 삼성투자신탁운용 | 삼성화재해상보험 | 삼성화재손해사정서비스 | 애니카자동차손해사정서비스 | 에스비리모티브 | 삼성모바일디스플레이 | 삼성증권 | 삼성카드 | 삼성벤처투자 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 삼성물산 | | | | | | | | | | | 0.3 | 2.4 | |
| 제일모직 | | | | | | | | | | | | | |
| 삼성전자 | | | | | | | | | | 50.0 | | 35.3 | 16.3 |
| 삼성SDI | | | | | | | | | 50.0 | 50.0 | | | 16.3 |
| 삼성코닝정밀유리 | | | | | | | | | | | | | |
| 삼성전기 | | 0.6 | | | | | | | | | | 3.6 | 17.0 |
| 삼성에버랜드 | 8.9 | 13.3 | | | | | | | | | | | |
| 삼성중공업 | | | | | 3.9 | | | | | | | 0.0 | 17.0 |
| 삼성테크윈 | | | | | | | | | | | | | 16.7 |
| 삼성엔지니어링 | | | | | | | | | | | | | |
| 제일기획 | 26.7 | 0.2 | | | | | | | | | | | |
| 삼성정밀화학 | | 0.5 | | | | | | | | | | | |
| 삼성종합화학 | | | | | | | | | | | | | |
| 호텔신라 | | | | | | | | | | | | | |
| 에스원 | | | | | | | | | | | | | |
| 삼성경제연구소 | 10.7 | | | | | | | | | | | | |
| 삼성광주전자 | | 0.7 | | | | | | | | | | | |
| 삼성SDS | 7.1 | 0.4 | | | | | | | | | | | |
| 삼성네트웍스 | 7.1 | | | | | | | | | | | | |
| 삼성생명보험 | | | 50.0 | 41.0 | 5.5 | 10.4 | | | | | 11.4 | 26.4 | |
| 삼성화재해상보험 | | | | 4.0 | 1.2 | | 96.8 | 100.0 | | | 7.7 | | |
| 삼성증권 | | | | 51.0 | 65.3 | | | | | | | | 16.7 |
| 삼성카드 | | | | | | 4.9 | | | | | 4.7 | | |
| 서울통신기술 | | | | | | | | | | | | | |
| 가치네트 | | | | | | | | | | | | | |
| 삼성(해남)광통신기술유한공사 | | | | | | | | | | | | | |
| 계 | 60.4 | 15.6 | 50.0 | 96.0 | 75.8 | 15.2 | 96.8 | 100.0 | 50.0 | 100.0 | 24.1 | 67.7 | 100.0 |

※ 단위는 %, 기준일은 2009년 3월말이며 보통주 기준임.
※ 삼성에버랜드의 삼성생명 보유지분 중 신탁분은 제외.

[해외]

| 출자회사명 | 피출자회사명 | 지분율 |
|---|---|---|
| 삼성네트웍스(주) | Samsung Networks America, Inc. | 100.0 |
| 삼성네트웍스(주) | SAMSUNG NETWORKS BEIJING Co. Ltd | 100.0 |
| 삼성디지털이미징주식회사 | 천진삼성광전자유한공사 | 82.0 |
| 삼성디지털이미징주식회사 | Samsung Opto-Electronics GmbH | 100.0 |
| 삼성모바일디스플레이 | Dongguan Samsung Mobile Display Co.,Ltd | 100.0 |
| 삼성모바일디스플레이 | Tianjin Samsung Mobile Display Co.,Ltd | 95.0 |
| 삼성물산(주) | 삼성인도설계법인(건설) | 100.0 |
| 삼성물산(주) | 소주성포 강재가공유한공사 | 50.0 |
| 삼성물산(주) | 순덕성포강재가공유한공사 | 51.6 |
| 삼성물산(주) | Associated Wool Exporters Pty., Ltd. | 3.1 |
| 삼성물산(주) | Canada Trade Group Inc. | 48.7 |
| 삼성물산(주) | Cheil Holding Inc. | 40.0 |
| 삼성물산(주) | Dongguan Samsung Steel Center Co., Ltd. | 70.0 |
| 삼성물산(주) | Erdsam Co., Ltd. | 50.0 |
| 삼성물산(주) | KSI LLP | 25.0 |
| 삼성물산(주) | LOBINAVE - Estaleiro Naval do Lobito, Limitada | 40.0 |
| 삼성물산(주) | MYODO METAL CO., LTD. | 100.0 |
| 삼성물산(주) | P.T. Samsung Development | 100.0 |
| 삼성물산(주) | Poscore(M)SDN.BHD | 70.0 |
| 삼성물산(주) | POSS-SLPC, s.r.o | 50.0 |
| 삼성물산(주) | S&G Biofuel PTE.LTD | 63.2 |
| 삼성물산(주) | SAM investment Manzanilo.B.V | 100.0 |
| 삼성물산(주) | Samsung (Hongkong) Ltd. | 100.0 |
| 삼성물산(주) | Samsung (U.K) Ltd. | 100.0 |
| 삼성물산(주) | Samsung America Inc. | 100.0 |
| 삼성물산(주) | Samsung Asia Private Ltd. | 30.0 |
| 삼성물산(주) | SAMSUNG C&T CORPORATION SAUDI ARABIA | 100.0 |
| 삼성물산(주) | Samsung Const. Co. Phils.,Inc. | 25.0 |
| 삼성물산(주) | Samsung Corporation Rus LLC | 100.0 |
| 삼성물산(주) | Samsung Design Philippines Inc | 100.0 |
| 삼성물산(주) | Samsung Deutschland GmbH | 100.0 |
| 삼성물산(주) | Samsung Development (Thailand) Co., Ltd. | 100.0 |
| 삼성물산(주) | Samsung E&C (Shanghai) Co.,Ltd. | 100.0 |
| 삼성물산(주) | Samsung Engineering & Construction(M) SDN.BHD. | 100.0 |
| 삼성물산(주) | Samsung Finance Corporation. | 80.0 |
| 삼성물산(주) | Samsung France S.A.S. | 100.0 |
| 삼성물산(주) | Samsung Japan Co., Ltd. | 49.0 |
| 삼성물산(주) | Samsung Malaysia SDN. BHD. | 100.0 |
| 삼성물산(주) | Samsung Mexico Engineering & Construction | 100.0 |
| 삼성물산(주) | Samsung Nigeria Co., Ltd. | 99.9 |

| 출자회사명 | 피출자회사명 | 지분율 |
| --- | --- | --- |
| 삼성물산(주) | SAMSUNG OIL & GAS USA CORP | 100.0 |
| 삼성물산(주) | Samsung Oil & Gas(Timor Sea 06-102) Ltd. | 100.0 |
| 삼성물산(주) | Samsung Precision Stainless Steel(pinghu) Co.,Ltd. | 55.0 |
| 삼성물산(주) | Samsung SDI (Hong Kong) Ltd. | 2.4 |
| 삼성물산(주) | Samsung SDI (Malaysia) SDN. BHD. | 6.4 |
| 삼성물산(주) | Samsung SDI America, Inc. | 8.3 |
| 삼성물산(주) | Samsung SDI Brasil Ltda. | 0.0 |
| 삼성물산(주) | Samsung Singapore Pte.Ltd. | 100.0 |
| 삼성물산(주) | Samsung Taiwan Co., Ltd. | 100.0 |
| 삼성물산(주) | Samsung Texas Construction Inc. | 100.0 |
| 삼성물산(주) | Samsung Thailand Co., Ltd. | 44.0 |
| 삼성물산(주) | Samsung Trading PLC. | 100.0 |
| 삼성물산(주) | SSJ VINA LLC. | 31.0 |
| 삼성물산(주) | Xiod Distribution | 25.0 |
| 삼성물산(주) | ZIREX Corporation Inc. | 35.0 |
| 삼성생명보험(주) | 중항삼성인수보험유한공사 | 50.0 |
| 삼성생명보험(주) | Samsung Life Investment (America) Ltd. | 100.0 |
| 삼성생명보험(주) | Samsung Life Investment (U.K.) Limited. | 100.0 |
| 삼성생명보험(주) | Samsung Properties China, Limited. | 100.0 |
| 삼성에버랜드(주) | 뽀쥐베조빠스노치 | 99.0 |
| 삼성에스디에스(주) | 삼성수거계통북경유한공사 | 100.0 |
| 삼성에스디에스(주) | Opentide Greater China Co., Ltd. | 36.7 |
| 삼성에스디에스(주) | Samsung SDS America, Inc. | 100.0 |
| 삼성에스디에스(주) | Samsung SDS Asia Pacific Pte. Ltd. | 100.0 |
| 삼성에스디에스(주) | Samsung SDS Europe Ltd. | 100.0 |
| 삼성에스디에스(주) | Samsung SDS Infotech Pvt Ltd. | 63.0 |
| 삼성에스디에스(주) | SAMSUNG SDS TECNOLOGIA DE INFORMACAO E DE INFORMATICA BRASIL LTDA | 99.4 |
| 삼성엔지니어링(주) | Grupo Samsung Ingenieria Mexico, S.A. De C.V. | 100.0 |
| 삼성엔지니어링(주) | PT Samsung Engineering Indonesia Co., Ltd. | 100.0 |
| 삼성엔지니어링(주) | Samsung Engineering (Malaysia) SDN. BHD. | 100.0 |
| 삼성엔지니어링(주) | Samsung Engineering (Thailand) Co., Ltd. | 33.0 |
| 삼성엔지니어링(주) | Samsung Engineering America Inc. | 100.0 |
| 삼성엔지니어링(주) | Samsung Engineering Construction(Shanghai) Co., Ltd | 100.0 |
| 삼성엔지니어링(주) | Samsung Engineering India Private Ltd. | 100.0 |
| 삼성엔지니어링(주) | Samsung Engineering Kazakhstan LLP | 100.0 |
| 삼성엔지니어링(주) | Samsung Engineering Magyarorszag Kft | 100.0 |
| 삼성엔지니어링(주) | SECL Philippines, Inc. | 40.0 |
| 삼성엔지니어링(주) | Samsung Engineering Trinidad Co. | 100.0 |
| 삼성엔지니어링(주) | Samsung Ingenieria Manzanillo, S.A. De C.V. | 99.9 |
| 삼성엔지니어링(주) | Samsung INGENIERIA MEXICO S.A DE C.V. | 99.7 |
| 삼성엔지니어링(주) | Samsung Ingenieria Minatitlan, S.A. De C.V. | 99.9 |
| 삼성엔지니어링(주) | SAMSUNG INGENIERIA TAMPICO SA DE CV | 99.9 |
| 삼성엔지니어링(주) | Samsung Saudi Arabia Ltd. | 75.0 |
| 삼성엔지니어링(주) | Samsung Thai Engineering Co., Ltd. | 29.8 |
| 삼성전기(주) | 동관삼성전기유한공사 | 100.0 |

| 출자회사명 | 피출자회사명 | 지분율 |
|---|---|---|
| 삼성전기(주) | 삼성고신전기(천진)유한공사 | 95.0 |
| 삼성전기(주) | 천진삼성전기유한공사 | 81.2 |
| 삼성전기(주) | Calamba Premier Realty Corporation. | 39.8 |
| 삼성전기(주) | Samsung Electro-Mechanics Indonesia, pt | 100.0 |
| 삼성전기(주) | Samsung Electro-Mechanics America, Inc. | 100.0 |
| 삼성전기(주) | Samsung Electro-Mechanics Germany, GMBH | 100.0 |
| 삼성전기(주) | Samsung Electro-Mechanics Hongkong Co., Ltd. | 100.0 |
| 삼성전기(주) | Samsung Electro-Mechanics Hungary Inc. | 100.0 |
| 삼성전기(주) | Samsung Electro-Mechanics Philippines, Corp. | 93.7 |
| 삼성전기(주) | Samsung Electro-Mechanics Pte.,Ltd | 100.0 |
| 삼성전기(주) | Samsung Electro-Mechanics Thailand Co., Ltd. | 75.0 |
| 삼성전자(주) | PT Samsung Electronics Indonesia | 100.0 |
| 삼성전자(주) | Samsung (China) Investment Co., Ltd | 100.0 |
| 삼성전자(주) | Samsung Asia Private Ltd. | 70.0 |
| 삼성전자(주) | Samsung Electronic Philippine Manufacturing Corp. | 100.0 |
| 삼성전자(주) | Samsung Electronic Shanghai Telecommunications Co., Ltd. | 100.0 |
| 삼성전자(주) | Samsung Electronica Da Amazonia LTDA. | 100.0 |
| 삼성전자(주) | Samsung Electronics (UK) Ltd.(구SEPLC) | 100.0 |
| 삼성전자(주) | Samsung Electronics America Inc. | 100.0 |
| 삼성전자(주) | Samsung Electronics Argentina S.A. | 98.0 |
| 삼성전자(주) | Samsung Electronics Asia Holding Pte Ltd | 100.0 |
| 삼성전자(주) | Samsung Electronics Australia Pty. Ltd. | 100.0 |
| 삼성전자(주) | Samsung Electronics Austria Gmbh | 100.0 |
| 삼성전자(주) | Samsung Electronics Benelux B.V. | 100.0 |
| 삼성전자(주) | Samsung Electronics Canada Inc. | 100.0 |
| 삼성전자(주) | Samsung Electronics Chile Limitada(Ltda) | 100.0 |
| 삼성전자(주) | SAMSUNG ELECTRONICS DIGITAL PRINTING | 90.0 |
| 삼성전자(주) | Samsung Electronics Display (M) SDN.BHD.(HSD) | 75.0 |
| 삼성전자(주) | Samsung Electronics Europe Logistics B.V. | 100.0 |
| 삼성전자(주) | Samsung Electronics France S.A.S | 100.0 |
| 삼성전자(주) | Samsung Electronics Hainan Fiberoptics Co., Ltd | 100.0 |
| 삼성전자(주) | Samsung Electronics Holding GmbH | 100.0 |
| 삼성전자(주) | Samsung Electronics Hong Kong Co., Ltd. | 100.0 |
| 삼성전자(주) | Samsung Electronics Huizhou Co., Ltd. | 89.5 |
| 삼성전자(주) | Samsung Electronics Hungarian RT. | 100.0 |
| 삼성전자(주) | Samsung Electronics Iberia, S.A. | 100.0 |
| 삼성전자(주) | Samsung Electronics Istanbul Marketing & Trading LTD Company | 100.0 |
| 삼성전자(주) | Samsung Electronics Italia S.P.A. | 100.0 |
| 삼성전자(주) | Samsung Electronics Latin America Panama (Zona Libre) S.A. | 100.0 |
| 삼성전자(주) | Samsung Electronics LCD Slovakia s.r.o. | 0.0 |
| 삼성전자(주) | Samsung Electronics Ltd.(구SEUK) | 100.0 |
| 삼성전자(주) | Samsung Electronics Malaysia SDN.BHD. | 100.0 |
| 삼성전자(주) | Samsung Electronics Mexico S.A. De C.V. | 100.0 |
| 삼성전자(주) | Samsung Electronics Nordic Aktiebolag | 100.0 |
| 삼성전자(주) | Samsung Electronics Overseas B.V. | 100.0 |
| 삼성전자(주) | Samsung Electronics Polska, SP.Zo.O | 100.0 |

| 출자회사명 | 피출자회사명 | 지분율 |
|---|---|---|
| 삼성전자(주) | Samsung Electronics Portuguesa S.A. | 100.0 |
| 삼성전자(주) | Samsung Electronics RUS Co. | 100.0 |
| 삼성전자(주) | Samsung Electronics Rus Kaluga | 100.0 |
| 삼성전자(주) | Samsung Electronics Slovakia s.r.o | 55.7 |
| 삼성전자(주) | Samsung Electronics South Africa (Pty) Ltd. | 100.0 |
| 삼성전자(주) | Samsung Electronics Suzhou Computer Co.,Lcd | 87.6 |
| 삼성전자(주) | Samsung Electronics Suzhou LCD Co.,Lcd | 100.0 |
| 삼성전자(주) | Samsung Electronics Suzhou Semiconductor Co., Ltd. | 100.0 |
| 삼성전자(주) | Samsung Electronics Taiwan Co., Ltd. | 100.0 |
| 삼성전자(주) | Samsung Gulf Electronics Co., Ltd. | 100.0 |
| 삼성전자(주) | SAMSUNG INDIA ELECTRONICS Private. LTD | 100.0 |
| 삼성전자(주) | Samsung India Software Operations Pvt. Ltd. | 100.0 |
| 삼성전자(주) | Samsung Japan Co., Ltd. | 51.0 |
| 삼성전자(주) | SAMSUNG MALAYSIA ELECTRONICS (SME) SDN. BHD. | 100.0 |
| 삼성전자(주) | Samsung Russia Service Center | 100.0 |
| 삼성전자(주) | Samsung SDI Brasil Ltda. | 0.1 |
| 삼성전자(주) | Samsung Semiconductor China R&D.,Ltd. | 100.0 |
| 삼성전자(주) | Samsung Vina Electronics Co., Ltd. | 80.0 |
| 삼성전자(주) | Samsung Yokohama Research Institute | 100.0 |
| 삼성전자(주) | Samsung-Orosna Joint Stock Company | 67.0 |
| 삼성전자(주) | Shanghai Samsung Semiconductor Co., Ltd. | 100.0 |
| 삼성전자(주) | Shenzhen Samsung Kejian Mobile Telecom. Tech. Co., Ltd. | 60.0 |
| 삼성전자(주) | Suzhou Samsung Electronics Co., Ltd | 78.2 |
| 삼성전자(주) | Thai-Samsung Electronics Co. Ltd. | 91.8 |
| 삼성전자(주) | Tianjin Samsung Electronics Co., Ltd. | 81.1 |
| 삼성전자(주) | Tianjin Samsung Electronics Display Co., Ltd. | 54.7 |
| 삼성전자(주) | Tianjin Samsung Telecom Technology Co., Ltd. | 90.0 |
| 삼성중공업(주) | 삼성중공업(영파)유한공사 | 100.0 |
| 삼성중공업(주) | 영성가야선업유한공사 | 100.0 |
| 삼성중공업(주) | 영성부천선용강재유한공사 | 100.0 |
| 삼성중공업(주) | Camellia Consulting Corporation | 100.0 |
| 삼성중공업(주) | SAMSUNG HEAVY INDUSTRIES (M) SDN.BHD | 100.0 |
| 삼성중공업(주) | Samsung Heavy Industries India Pvt.Ltd. | 100.0 |
| 삼성중공업(주) | SAMSUNG HEAVY INDUSTRIES RONGCHENG Ltd, CO. | 100.0 |
| 삼성중공업(주) | Samsung Sakhalin Limited Liability Company | 100.0 |
| 삼성증권(주) | Samsung Securities (America), Inc. | 100.0 |
| 삼성증권(주) | Samsung Securities (Asia) Limited. | 100.0 |
| 삼성증권(주) | Samsung Securities (Europe) Limited. | 100.0 |
| 삼성코닝정밀유리(주) | Samsung Corning Malaysia SDN. BHD. | 70.0 |
| 삼성코닝정밀유리(주) | SSH Limited. (구 Shum Yip Tamy Ltd.) | 60.0 |
| 삼성테크윈(주) | Samsung Opto-Electronics America, Inc. | 100.0 |
| 삼성테크윈(주) | Samsung Opto-Electronics UK, Ltd. | 100.0 |
| 삼성테크윈(주) | Shanghai Samsung Mechatronics & Trading Co.,ltd | 100.0 |
| 삼성테크윈(주) | Tianjin Samsung Techwin Opto-Electronics | 95.0 |
| 삼성토탈(주) | 동관삼성토탈공정소료유한공사 | 100.0 |
| 삼성투자신탁운용(주) | Samsung Investment Management(Hong Kong) Limited. | 100.0 |

| 출자회사명 | 피출자회사명 | 지분율 |
|---|---|---|
| 삼성투자신탁운용㈜ | Samsung Investment Management(Singapore)Pte.Ltd. | 100.0 |
| 삼성화재해상보험㈜ | 삼성화재 인도네시아현지법인 | 70.0 |
| 삼성화재해상보험㈜ | 삼성화재해상보험(중국)유한공사 | 100.0 |
| 삼성화재해상보험㈜ | Samsung Vina Insurance Co. Ltd. | 50.0 |
| 삼성SDI㈜ | Samsung SDI (Hong Kong) Ltd. | 91.9 |
| 삼성SDI㈜ | Samsung SDI (Malaysia) SDN. BHD. | 68.6 |
| 삼성SDI㈜ | Samsung SDI America, Inc. | 91.7 |
| 삼성SDI㈜ | Samsung SDI Brasil Ltda. | 4.0 |
| 삼성SDI㈜ | Samsung SDI Germany GmbH. | 100.0 |
| 삼성SDI㈜ | Samsung SDI Hungary Rt. | 100.0 |
| 삼성SDI㈜ | SSH Limited. (구 Shum Yip Tamy Ltd.) | 40.0 |
| 세메스㈜(구 한국DNS) | SEMES America,Inc.(구 KDNSA) | 100.0 |
| 에스비 리모티브㈜ | SB LIMOTIVE GERMANY | 100.0 |
| 제일모직㈜ | Associated Wool Exporters Pty., Ltd. | 96.9 |
| 제일모직㈜ | Cheil America Inc. | 100.0 |
| 제일모직㈜ | Samsung Chemical (USA), INC. | 100.0 |
| 제일모직㈜ | Samsung Chemical Europe Gmbh | 100.0 |
| 제일모직㈜ | Samsung Chemical Material Trading(Shanghai)Co.Ltd. | 100.0 |
| 제일모직㈜ | SAMSUNG CHEMICAL(THAILAND) CO., LTD | 49.0 |
| 제일모직㈜ | Samsung Fashion S.r.L | 100.0 |
| 제일모직㈜ | SAMSUNG FASHION TRADING CO(Sanghai). ,LTD | 100.0 |
| 제일모직㈜ | Tianjin Samsung Wool Textile Co., Ltd. | 75.0 |
| ㈜에이스디지텍 | Acedigitech Suzhou.,Ltd | 100.0 |
| ㈜이삼성인터내셔날 | eSamsung Asia (Holdings) Pte Ltd. | 77.3 |
| ㈜이삼성인터내셔날 | eSamsung Greater China Co., Ltd. | 77.3 |
| ㈜이삼성인터내셔날 | eSamsung Japan Corporation. | 70.1 |
| ㈜이삼성인터내셔날 | Opentide Greater China Co., Ltd. | 18.3 |
| ㈜제일기획 | Cheil (Thailand) Ltd | 100.0 |
| ㈜제일기획 | Cheil USA Inc. | 100.0 |
| ㈜제일기획 | Cheil Brazil Communications Ltda. | 99.9 |
| ㈜제일기획 | Cheil Europe Ltd. | 100.0 |
| ㈜제일기획 | Cheil Germany GmbH | 100.0 |
| ㈜제일기획 | Cheil Communications India Pvt. Ltd. | 99.9 |
| ㈜제일기획 | Cheil MEA FZ-LLC | 100.0 |
| ㈜제일기획 | Cheil Communications Mexico Inc. SA de CV | 100.0 |
| ㈜제일기획 | Cheil Rus LLC. | 100.0 |
| ㈜제일기획 | Cheil Singapore Pte. Ltd. | 100.0 |
| ㈜제일기획 | Cheil France SAS | 100.0 |
| ㈜제일기획 | Cheil Ukraine LLC | 100.0 |
| ㈜제일기획 | Samsung Advertising Beijing Inc. | 100.0 |
| ㈜호텔신라 | New Jersey Int'l M.C.Inc. | 100.0 |
| ㈜호텔신라 | Samsung Hospitality America | 100.0 |
| Camellia Consulting Corporation | Oil & Gas Solution LLC | 50.0 |
| Cheil Communications (Thailand) Ltd | SAMSUNG CHEMICAL(THAILAND) CO., LTD | 25.5 |
| Cheil Communications America, Inc. | Cheil Communications India Pvt. Ltd. | 0.0 |
| Cheil Holding Inc. | Samsung Const. Co. Phils.,Inc. | 75.0 |

| 출자회사명 | 피출자회사명 | 지분율 |
| --- | --- | --- |
| eSamsung Greater China Co., Ltd. | iMarket Asia Co., Ltd. | 100.0 |
| eSamsung Greater China Co., Ltd. | Opentide Greater China Co., Ltd. | 40.0 |
| iMarket Asia Co., Ltd. | iMarket China Co., Ltd. | 80.0 |
| iMarket Asia Co., Ltd. | iMarket TianJin Co., Ltd. | 80.0 |
| Opentide Greater China Co., Ltd. | Opentide China Co., Ltd. | 100.0 |
| Opentide Greater China Co., Ltd. | OpenTide Interactive Advertising Co.,Ltd | 100.0 |
| Opentide Greater China Co., Ltd. | OpenTide Taiwan Co., Ltd | 100.0 |
| PT Samsung Electronics Indonesia | P.T. Samsung Telecommunications Indonesia | 99.0 |
| S&G Biofuel PTE.LTD | PT. Gandaerah Hendana | 95.0 |
| S&G Biofuel PTE.LTD | PT. Inecda | 95.0 |
| S.C. Otelinox S.A | Comptoir Des Produits Inoxydables S.A.S. | 75.0 |
| SAM investment Manzanilo.B.V | Terminal KMS de GNL S. de R.L de C.V | 37.5 |
| Samsung (China) Investment Co., Ltd | 천진삼성광전자유한공사 | 4.0 |
| Samsung (China) Investment Co., Ltd | Beijing Samsung Telecom R&D Center. | 100.0 |
| Samsung (China) Investment Co., Ltd | Samsung Electronics Beijing Service Co., Ltd | 100.0 |
| Samsung (China) Investment Co., Ltd | Samsung Electronics China R&D Center | 100.0 |
| Samsung (China) Investment Co., Ltd | SAMSUNG ELECTRONICS DIGITAL PRINTING | 10.0 |
| Samsung (China) Investment Co., Ltd | Samsung Electronics Huizhou Co., Ltd. | 10.5 |
| Samsung (China) Investment Co., Ltd | Samsung Electronics Suzhou Computer Co.,Lcd | 12.4 |
| Samsung (China) Investment Co., Ltd | Suzhou Samsung Electronics Co., Ltd | 10.1 |
| Samsung (China) Investment Co., Ltd | Tianjin Samsung Electronics Co., Ltd. | 10.0 |
| Samsung (China) Investment Co., Ltd | Tianjin Samsung Electronics Display Co., Ltd. | 10.1 |
| Samsung (China) Investment Co., Ltd | Tianjin Tongguang Samsung Electronics Co., Ltd. | 96.0 |
| Samsung (China) Logistics Ltd. | Samsung Logistics (Tianjin) Ltd | 100.0 |
| Samsung (Hongkong) Ltd. | 삼성무역 상해포동신구유한공사 | 100.0 |
| Samsung (Hongkong) Ltd. | 삼성무역심천유한공사 | 100.0 |
| Samsung (Hongkong) Ltd. | 소주성포 강재가공유한공사 | 20.0 |
| Samsung (Hongkong) Ltd. | 천진국제무역공사 | 100.0 |
| Samsung (Hongkong) Ltd. | Dongguan Samsung Steel Center Co., Ltd. | 30.0 |
| Samsung (Hongkong) Ltd. | Enterprise Co., Ltd. | 100.0 |
| Samsung (Hongkong) Ltd. | Karson Industrial Co., Ltd. | 100.0 |
| Samsung (Hongkong) Ltd. | Samsung (China) Logistics Ltd. | 100.0 |
| Samsung (Hongkong) Ltd. | Samsung Corporation (Gaungzhou) Limited. | 100.0 |
| Samsung (Hongkong) Ltd. | Samsung Thailand Co., Ltd. | 13.2 |
| Samsung (U.K) Ltd. | Samsung Nigeria Co., Ltd. | 0.1 |
| Samsung (U.K) Ltd. | SOLECO S.A | 65.0 |
| Samsung (U.K) Ltd. | Xiod Distribution | 75.0 |
| Samsung America Inc. | Meadowland Distribution | 100.0 |
| Samsung America Inc. | Samsung Finance Corporation. | 20.0 |
| Samsung America Inc. | Samsung Webtrade.com Inc. | 100.0 |
| Samsung America Inc. | Web2Zone., Inc. | 100.0 |
| Samsung America Inc. | ZiREX Corporation Inc. | 35.0 |
| Samsung Asia Private Ltd. | eSamsung Asia (Holdings) Pte Ltd. | 11.1 |
| Samsung Asia Private Ltd. | eSamsung Greater China Co., Ltd. | 11.4 |
| Samsung Asia Private Ltd. | Samsung Electro-Mechanics Thailand Co., Ltd. | 25.0 |
| Samsung Asia Private Ltd. | Samsung Electronics Display (M) SDN.BHD.(HSD) | 25.0 |

| 출자회사명 | 피출자회사명 | 지분율 |
|---|---|---|
| Samsung Asia Private Ltd. | Samsung Electronics Philippines Corporation (구 SMC) | 100.0 |
| Samsung Asia Private Ltd. | Samsung SDI (Malaysia) SDN. BHD. | 25.0 |
| SAMSUNG CHEMICAL(THAILAND) CO., LTD | SETIS CO., LTD | 17.2 |
| Samsung Deutschland GmbH | KSI LLP | 25.0 |
| Samsung Deutschland GmbH | POSS-SLPC, s.r.o | 20.0 |
| Samsung Deutschland GmbH | S.C. Otelinox S.A | 94.3 |
| Samsung Deutschland GmbH | Samsung Italia S.A.R.L. | 100.0 |
| Samsung Electro-Mechanics Hongkong Co., Ltd. | 삼성전기심천유한공사 | 100.0 |
| Samsung Electronic Philippine Manufacturing Corp. | Batino Realty Corp. | 39.8 |
| Samsung Electronica Da Amazonia LTDA. | Samsung Electronics Argentina S.A. | 2.0 |
| Samsung Electronics (UK) Ltd.(구SEPLC) | Samsung Semiconductor Europe Limited | 100.0 |
| Samsung Electronics (UK) Ltd.(구SEPLC) | Samsung Telecoms (UK) Ltd. | 100.0 |
| Samsung Electronics America Inc. | Samsung Information Systems America Inc. | 100.0 |
| Samsung Electronics America Inc. | Samsung International Inc. | 100.0 |
| Samsung Electronics America Inc. | Samsung Receivables Corporation | 41.6 |
| Samsung Electronics America Inc. | Samsung Semiconductor Inc. | 100.0 |
| Samsung Electronics America Inc. | Samsung Telecommunications America Limited Liability Company | 100.0 |
| Samsung Electronics Asia Holding Pte Ltd | Samsung Electronics Vietnam Company Ltd. | 100.0 |
| Samsung Electronics Asia Holding Pte Ltd | Samsung Telecommunications Japan Co. | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Electronics Baltics | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Electronics Kazakhstan | 100.0 |
| Samsung Electronics Benelux B.V. | SAMSUNG ELECTRONICS KZ AND CENTRAL ASIA LLP | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Electronics LCD Slovakia s.r.o. | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Electronics Romania LLC | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Electronics Rus | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Electronics Ukraine | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Electronics Ukraine Company | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Semiconductor Israel R&D Center,LTD. | 100.0 |
| Samsung Electronics Benelux B.V. | Samsung Telecommunications Benelux | 100.0 |
| Samsung Electronics Display (M) SDN.BHD.(HSD) | Tianjin Samsung Electronics Display Co., Ltd. | 15.2 |
| Samsung Electronics Holding GmbH | Samsung Electronics GmbH | 100.0 |
| Samsung Electronics Holding GmbH | Samsung Semiconductor Europe GmbH | 100.0 |
| Samsung Electronics Hong Kong Co., Ltd. | eSamsung Asia (Holdings) Pte Ltd. | 11.3 |
| Samsung Electronics Hong Kong Co., Ltd. | eSamsung Greater China Co., Ltd. | 11.3 |
| Samsung Electronics Hong Kong Co., Ltd. | Samsung Electronics ShenZhen Co.Ltd | 100.0 |
| Samsung Electronics Hungarian RT. | Samsung Electronics Slovakia s.r.o | 44.3 |
| Samsung Electronics Latin America Panama (Zona Libre) S.A. | Samsung Electronica Columbia | 100.0 |
| Samsung Electronics Latin America Panama (Zona Libre) S.A. | Samsung Electronics Latino America Miami, Inc. | 100.0 |
| Samsung Engineering & Construction(M) SDN.BHD. | SS KUKDONG JASATERA J/V | 70.0 |
| Samsung France S.A.S. | Comptoir Des Produits Inoxydables S.A.S. | 25.0 |
| Samsung International Inc. | Samsung Mexicana S.A. De C.V. | 100.0 |
| Samsung Japan Co., Ltd. | eSamsung Japan Corporation. | 16.6 |
| Samsung SDI (Hong Kong) Ltd. | Samsung SDI Brasil Ltda. | 14.5 |
| Samsung SDI (Hong Kong) Ltd. | Shanghai Samsung Electronic Devices Co., Ltd | 60.3 |
| Samsung SDI (Hong Kong) Ltd. | Shenzhen Samsung SDI Co., Ltd. | 80.0 |
| Samsung SDI (Hong Kong) Ltd. | Tianjin Samsung SDI Co., Ltd. | 80.0 |

| 출자회사명 | 피출자회사명 | 지분율 |
|---|---|---|
| Samsung SDI (Malaysia) SDN. BHD. | Samsung Corning Malaysia SDN. BHD. | 30.0 |
| Samsung SDI (Malaysia) SDN. BHD. | Samsung SDI (Hong Kong) Ltd. | 5.3 |
| Samsung SDI (Malaysia) SDN. BHD. | Samsung SDI Brasil Ltda. | 0.2 |
| Samsung SDI America, Inc. | Samsung SDI Brasil Ltda. | 40.4 |
| Samsung SDI America, Inc. | Samsung SDI Mexico S.A. de C.V. | 100.0 |
| Samsung SDI Germany GmbH. | Samsung SDI (Hong Kong) Ltd. | 0.4 |
| Samsung SDI Germany GmbH. | Samsung SDI Brasil Ltda. | 40.8 |
| Samsung SDI Germany GmbH. | Samsung SDIG Real Estate Gmbh | 100.0 |
| Samsung SDS America, Inc. | Samsung SDS Mexico, S.A. DE C.V. | 99.0 |
| Samsung SDS America, Inc. | SAMSUNG SDS TECNOLOGIA DE INFORMACAO E DE INFORMATICA BRASIL LTDA | 0.6 |
| Samsung Semiconductor Europe GmbH | Samsung Semiconductor France S.A.R.L | 100.0 |
| Samsung Semiconductor Europe GmbH | Samsung Semiconductor Italia S.R.L | 100.0 |
| Samsung Semiconductor Europe GmbH | Samsung Semiconductor sweden AB | 100.0 |
| Samsung Semiconductor Inc. | Samsung Austin Semiconductor LLC. | 100.0 |
| Samsung Semiconductor Inc. | Samsung Receivables Corporation | 45.6 |
| Samsung Semiconductor Inc. | Samsung Semiconductor International.Inc. | 100.0 |
| Samsung Semiconductor Inc. | Samsung Semiconductor Mexico, S.A.DE C.V. | 99.0 |
| Samsung Semiconductor International.Inc. | Samsung Semiconductor Mexico, S.A.DE C.V. | 1.0 |
| Samsung Singapore Pte.Ltd. | Poscore(M)SDN.BHD | 30.0 |
| Samsung Singapore Pte.Ltd. | SSJ VINA LLC. | 29.0 |
| Samsung Telecommunications America Limited Liability Company | Samsung Receivables Corporation | 12.9 |
| SETIS CO., LTD | SAMSUNG CHEMICAL(THAILAND) CO., LTD | 25.5 |
| SETIS CO., LTD | Samsung Engineering (Thailand) Co., Ltd. | 67.0 |
| Suzhou Samsung Electronics Co., Ltd | Samsung Suzhou Electronics Export Co.,Ltd | 100.0 |

※ 단위는 %, 기준일은 2009년 3월말, 보통주 기준임.

## 다. 관련법령상의 규제내용 등

· " 독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2009年 4월 1일

② 규제내용 요약

- 상호출자의 금지
- 계열사 채무보증 금지
- 금융· 보험사의 계열사 의결권 제한
- 대규모 내부거래의 이사회 의결 및 공시 등
- 비상장사 중요사항 공시

## 라. 타법인출자 현황

'09년 1분기말 현재 당사의 장부상 출자금액 23조 8,213억이며, 사업관련 등으로 출자하였습니다.

[2009. 3. 31 현재] (단위 : 천주, 백만원, %)

| 구분 | 계정과목 | | 법인명 또는 종목명 | 출자 목적 | 기초잔액 | | | 증가(감소) 내역 | | 기말잔액 | | | 최근 사업연도 재무현황 | | 비 고 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 수량 | 지분율 | 장부가액 | 수량 | 취득(처분) 가액 | 수량 | 지분율 | 장부가액 | 총자산 | 당기 순손익 | |
| 국내 | 매도가능증권 | 상장 | 삼성SDI㈜ | 경영참가 등 | 9,283 | 19.68 | 874,079 | 0 | 19,487 | 9,283 | 19.68 | 893,566 | 5,977,519 | 38,874 | |
| | | " | 삼성전기㈜ | 경영참가 등 | 17,693 | 22.80 | 445,244 | 0 | -1,576 | 17,693 | 22.80 | 443,668 | 3,194,434 | 48,080 | |
| | | 비상장 | 삼성광주전자㈜ | 사업관련 | 38,516 | 94.25 | 682,670 | 0 | 3,633 | 38,516 | 94.25 | 686,303 | 910,335 | 6,833 | |
| | | 상장 | 삼성카드㈜ | 경영참가 등 | 43,393 | 35.29 | 1,455,485 | 0 | 3,743 | 43,393 | 35.29 | 1,459,228 | 14,433,635 | 297,913 | |
| | | 상장 | 삼성테크윈㈜ | 경영참가 등 | 19,604 | 25.46 | 272,833 | -6,077 | -39,154 | 13,527 | 25.46 | 233,679 | 2,390,100 | 73,623 | 주식분할 |
| | | 상장 | 삼성디지털이미징㈜ | 경영참가 등 | 0 | 0.00 | 0 | 6,077 | 38,721 | 6,077 | 25.46 | 38,721 | 0 | 0 | 주식분할 |
| | | 비상장 | 스테코㈜ | 사업관련 | 2,448 | 51.00 | 32,724 | 0 | -375 | 2,448 | 51.00 | 32,349 | 81,095 | 1,519 | |
| | | " | 세메스㈜ | 사업관련 | 1,277 | 63.87 | -24,829 | 0 | 3,887 | 1,277 | 63.87 | -20,943 | 254,680 | 22,808 | |
| | | " | 서울통신기술㈜ | 사업관련 | 3,933 | 35.74 | 56,129 | 0 | 1,615 | 3,933 | 35.74 | 57,744 | 257,160 | 22,213 | |
| | | " | 삼성경제연구소㈜ | 경영참가 등 | 3,576 | 29.80 | 24,942 | 0 | -1,089 | 3,576 | 29.80 | 23,853 | 111,930 | 42 | |
| | | " | 삼성에스디에스㈜ | 경영참가 등 | 11,978 | 21.27 | 223,376 | 0 | 9,209 | 11,978 | 21.27 | 232,585 | 1,796,987 | 232,968 | |
| | | " | 삼성네트웍스㈜ | 경영참가 등 | 23,956 | 23.07 | 68,007 | 0 | 2,470 | 23,956 | 23.07 | 70,477 | 458,167 | 56,956 | |
| | | " | 삼성라이온즈㈜ | 경영참가 등 | 55 | 27.50 | -102 | 0 | 192 | 55 | 27.50 | 89 | 59,399 | -374 | |
| | | " | 세크론㈜ | 사업관련 | 405 | 50.63 | 198 | 0 | -970 | 405 | 50.63 | -772 | 66,422 | -5,532 | |
| | | " | 삼성전자서비스㈜ | 사업관련 | 6,000 | 83.33 | 48,121 | 0 | -2,895 | 6,000 | 83.33 | 45,226 | 206,550 | 2,269 | |
| | | " | 엠이엠씨코리아㈜ | 사업관련 | 3,440 | 20.00 | 35,286 | 0 | -1,090 | 3,440 | 20.00 | 34,196 | 205,758 | 14,879 | |
| | | " | 삼성코닝정밀유리 | 경영참가 등 | 7,512 | 42.54 | 1,771,209 | 0 | 9,962 | 7,512 | 42.54 | 1,781,171 | 4,946,350 | 1,828,627 | |
| | | " | 삼성탈레스㈜ | 경영참가 등 | 13,500 | 50.00 | 146,956 | 0 | 2,544 | 13,500 | 50.00 | 149,500 | 558,973 | 37,851 | |
| | | " | 리빙프라자㈜ | 사업관련 | 767 | 100.00 | 117,523 | 0 | -8,768 | 767 | 100.00 | 108,754 | 225,727 | -6,475 | |
| | | " | 삼성전자로지텍㈜ | 사업관련 | 1,011 | 100.00 | 46,669 | 0 | 682 | 1,011 | 100.00 | 47,351 | 134,579 | 6,894 | |
| | | " | 보광 1호 부품 | 사업관련 | | 50.00 | 10,395 | | | | 50.00 | 10,404 | 21,075 | 650 | |
| | | " | 삼성모바일디스플레이 | 경영참가 등 | 0 | 0.00 | 0 | 20,000 | 682,362 | 20,000 | 50.00 | 682,362 | 0 | 0 | 신규출자 |
| | | " | SVIC 4호 투자조합 | 사업관련 | 1 | 65.67 | 102,093 | 0 | -684 | 1 | 65.67 | 101,410 | 156,724 | -2,172 | |
| | | " | SVIC 6호 투자조합 | 사업관련 | 0 | 99.00 | 29,813 | 0 | -462 | 0 | 99.00 | 29,352 | 30,685 | -3,597 | |
| | | " | SVIC 7호 투자조합 | 사업관련 | 0 | 99.00 | 14,368 | 0 | -87 | 0 | 99.00 | 14,280 | 14,612 | -885 | |
| | | " | 에스엘시디(주) | 사업관련 | 350,000 | 50.00 | 1,792,110 | 40,000 | 209,102 | 390,000 | 50.00 | 2,001,213 | 5,104,313 | 205,463 | 유상증자 |
| | | 상장 | 삼성중공업㈜ | 경영참가 등 | 40,676 | 17.61 | 919,269 | 0 | 122,027 | 40,676 | 17.61 | 1,041,296 | 26,084,118 | 627,343 | |
| | | " | 삼성정밀화학㈜ | 경영참가 등 | 2,165 | 8.39 | 83,243 | 0 | 11,150 | 2,165 | 8.39 | 94,393 | 943,976 | 85,289 | |
| | | " | 호텔신라㈜ | 경영참가 등 | 2,005 | 5.01 | 25,761 | 0 | 7,919 | 2,005 | 5.01 | 33,679 | 1,132,643 | 24,943 | |
| | | " | 제일기획㈜ | 경영참가 등 | 120 | 2.61 | 23,390 | 0 | -3,598 | 120 | 2.61 | 19,792 | 982,137 | 87,467 | |
| | | 비상장 | 삼성석유화학㈜ | 경영참가 등 | 514 | 12.96 | 8,040 | 0 | 0 | 514 | 12.96 | 8,040 | 510,347 | 19,333 | |
| | | " | 삼성종합화학㈜ | 경영참가 등 | 1,914 | 3.91 | 19,143 | 0 | 0 | 1,914 | 3.91 | 19,143 | 869,320 | 11,214 | |
| | | " | 기협기술금융㈜ (舊기협파이낸스(주)) | 사업관련 | 1,000 | 17.24 | 5,000 | 0 | 0 | 1,000 | 17.24 | 5,000 | 63,104 | 48 | |
| | | " | 부산신항만㈜ | 사업관련 | 1,135 | 1.15 | 5,677 | 0 | 0 | 1,135 | 1.15 | 5,677 | 925,898 | -115,559 | |
| | | " | 한국경제신문㈜ | 경영참가 등 | 72 | 0.39 | 365 | 0 | 0 | 72 | 0.39 | 365 | 190,642 | 2,958 | |
| | | " | 부룩스 오토메이션 아시아㈜ | 사업관련 | 219 | 19.00 | 368 | 0 | 0 | 219 | 19.00 | 368 | 7,473 | -120 | |
| | | " | 삼성벤처투자㈜ | 사업관련 | 980 | 16.33 | 4,900 | 0 | 0 | 980 | 16.33 | 4,900 | 44,394 | 2,372 | |
| | | " | 블루버드소프트㈜ | 사업관련 | 140 | 17.00 | 2,441 | 0 | 0 | 140 | 17.00 | 2,441 | 25,069 | 2,642 | |
| | | " | ㈜아이마켓코리아 | 사업관련 | 380 | 14.10 | 1,900 | 0 | 0 | 380 | 14.10 | 1,900 | 271,208 | 13,266 | |
| | | " | ㈜싸이버뱅크 | 사업관련 | 1,083 | 7.46 | 0 | 0 | 0 | 1,083 | 7.46 | 0 | 0 | 0 | |
| | | " | 한국디지털위성방송 | 사업관련 | 600 | 0.71 | 3,000 | 0 | 0 | 600 | 0.71 | 3,000 | 503,507 | 21,698 | |
| | | " | 화인칩스 | 사업관련 | 2 | 4.76 | 10 | 0 | 0 | 2 | 4.76 | 10 | 1,586 | 356 | |
| | | " | 월드사이버게임즈㈜ (舊ICM) | 사업관련 | 450 | 45.00 | 0 | 0 | 0 | 450 | 45.00 | 0 | 3,483 | -1,026 | |
| | | " | TU미디어(주) | 사업관련 | 3,015 | 5.62 | 15,076 | 0 | 0 | 3,015 | 5.62 | 15,076 | 296,257 | -38,207 | |
| | | " | 이트로닉스(주) | 사업관련 | 0 | 0.00 | 0 | 0 | 0 | 0 | 0.00 | 0 | 167,049 | -2,857 | |
| | | " | 용평리조트(주) | 사업관련 | 400 | 1.05 | 1,869 | 0 | 0 | 400 | 1.05 | 1,869 | 904,194 | 2,515 | |
| | | " | 삼보컴퓨터(주) | 사업관련 | 1 | 0.00 | 0 | 0 | 0 | 1 | 0.00 | 0 | 239,880 | 2,911 | |

| 구분 | 계정과목 | | 법인명 또는 종목명 | 출자 목적 | 기초잔액 | | | 증가(감소) 내역 | | 기말잔액 | | | 최근 사업연도 재무현황 | | 비 고 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 수량 | 지분율 | 장부가액 | 수량 | 취득(처분) 가액 | 수량 | 지분율 | 장부가액 | 총자산 | 당기 순손익 | |
| | | " | 삼성전자축구단(주) | 사업관련 | 400 | 100.00 | 2,000 | 0 | 0 | 400 | 100.00 | 2,000 | 4,542 | -9 | |
| 해외 | 매도가능증권 | 비상장 | SECA | 해외거점확보 | | 100.00 | 90,922 | 0 | -4,282 | | 100.00 | 86,640 | 230,588 | 11,140 | |
| | | " | SEA | 해외거점확보 | 481 | 100.00 | 3,621,057 | 0 | 224,203 | 481 | 100.00 | 3,845,260 | 6,957,013 | -43,698 | |
| | | " | SELA | 해외거점확보 | 40 | 100.00 | 86,962 | 0 | 2,298 | 40 | 100.00 | 89,261 | 218,796 | 7,327 | |
| | | " | SEM | 해외거점확보 | 1,400 | 100.00 | 53,838 | 370 | 22,291 | 1,770 | 100.00 | 76,129 | 487,172 | -18,483 | 유상증자 |
| | | " | SEASA | 해외거점확보 | 21,854 | 98.00 | 6,779 | 0 | 787 | 21,854 | 98.00 | 7,566 | 22,002 | 849 | |
| | | " | SEDA | 해외거점확보 | | 100.00 | 312,367 | 0 | 27,421 | | 100.00 | 339,788 | 1,062,511 | 112,919 | |
| | | " | CMLA LLC | 사업관련 | | 25.00 | 4,115 | 0 | 1,038 | | 25.00 | 5,153 | 16,554 | 11,424 | |
| | | " | SESA | 해외거점확보 | 8,021 | 100.00 | 142,091 | 0 | 3,253 | 8,021 | 100.00 | 145,345 | 587,130 | 1,777 | |
| | | " | SENA | 해외거점확보 | 1,000 | 100.00 | 69,372 | 0 | 7,347 | 1,000 | 100.00 | 76,719 | 281,117 | 9,936 | |
| | | " | SEH | 해외거점확보 | 753 | 100.00 | 650,157 | 0 | 37,287 | 753 | 100.00 | 687,443 | 1,022,227 | -5,503 | |
| | | " | SEP | 해외거점확보 | 1,751 | 100.00 | 37,616 | 0 | -1,030 | 1,751 | 100.00 | 36,586 | 108,367 | 2,622 | |
| | | " | SEF | 해외거점확보 | 2,700 | 100.00 | 234,115 | 0 | -10,724 | 2,700 | 100.00 | 223,392 | 1,126,769 | 32,139 | |
| | | " | SEUK | 해외거점확보 | 109,546 | 100.00 | 433,202 | 0 | 62,229 | 109,546 | 100.00 | 495,431 | 1,363,174 | 89,248 | |
| | | " | SEHG | 해외거점확보 | | 100.00 | 354,846 | 0 | 37,489 | | 100.00 | 392,335 | 663,197 | 68,864 | |
| | | " | SEAG | 해외거점확보 | | 100.00 | 32,162 | 0 | -450 | | 100.00 | 31,712 | 117,759 | 4,439 | |
| | | " | SEI | 해외거점확보 | 677 | 100.00 | 143,181 | 0 | -5,578 | 677 | 100.00 | 137,602 | 861,750 | 16,252 | |
| | | " | SEBN | 해외거점확보 | 2,260 | 100.00 | 337,453 | 0 | 6,361 | 2,260 | 100.00 | 343,814 | 600,232 | 25,735 | |
| | | " | SELS | 해외거점확보 | 1,306 | 100.00 | 24,288 | 0 | -25,815 | 1,306 | 100.00 | -1,527 | 1,204,241 | 8,117 | |
| | | " | SEPOL | 해외거점확보 | 106 | 100.00 | 78,267 | 0 | -3,198 | 106 | 100.00 | 75,069 | 449,503 | 18,614 | |
| | | " | SSA | 해외거점확보 | 2,000 | 100.00 | 32,622 | 0 | -5,464 | 2,000 | 100.00 | 27,158 | 230,951 | 8,275 | |
| | | " | SESK | 해외거점확보 | | 55.69 | 263,767 | 0 | 18,701 | | 55.69 | 282,469 | 1,268,442 | -55,560 | |
| | | " | SELSK | 해외거점확보 | | 0.00 | 11 | 0 | 0 | | 0.00 | 12 | 394,962 | 1,311 | |
| | | " | SEO | 해외거점확보 | | 100.00 | -10,043 | 0 | -36,289 | | 100.00 | -46,332 | 413,141 | -22,030 | |
| | | " | SRSC | 해외거점확보 | | 100.00 | 8,211 | 0 | 1,996 | | 100.00 | 10,207 | 24,414 | 378 | |
| | | " | SERC | 해외거점확보 | | 100.00 | 87,028 | 0 | 92,202 | | 100.00 | 179,230 | 967,295 | -30,839 | 유상증자 |
| | | " | SERK | 해외거점확보 | | 100.00 | 111,504 | 0 | 37,038 | | 100.00 | 148,542 | 482,007 | -16,163 | 유상증자 |
| | | " | SEAU | 해외거점확보 | 53,200 | 100.00 | 111,964 | 0 | -209 | 53,200 | 100.00 | 111,755 | 263,106 | 15,468 | |
| | | " | SEMA | 해외거점확보 | 16,247 | 100.00 | 153,602 | 0 | 14,448 | 16,247 | 100.00 | 168,051 | 202,053 | 28,201 | |
| | | " | SGE | 해외거점확보 | | 100.00 | 32,798 | 0 | -6,722 | | 100.00 | 26,076 | 147,934 | -3,510 | |
| | | " | SEIN | 해외거점확보 | 46 | 99.99 | 118,909 | 0 | -8,588 | 46 | 99.99 | 110,321 | 434,670 | -23,407 | |
| | | " | SDMA | 해외거점확보 | 71,400 | 75.00 | 244,382 | 0 | 34,447 | 71,400 | 75.00 | 278,830 | 433,790 | 40,345 | |
| | | " | SIEL | 해외거점확보 | 180,121 | 100.00 | 65,747 | 0 | 24,383 | 224,121 | 100.00 | 99,646 | 547,679 | -11,347 | |
| | | " | SAPL | 해외거점확보 | 42,911 | 70.00 | 301,166 | 0 | 15,740 | 42,911 | 70.00 | 316,907 | 863,868 | 36,194 | |
| | | " | SAVINA | 해외거점확보 | | 80.00 | 34,449 | 0 | 8,361 | | 80.00 | 42,809 | 102,984 | 10,027 | |
| | | " | TSE | 해외거점확보 | 11,020 | 91.83 | 279,163 | 0 | 34,951 | 11,020 | 91.83 | 314,114 | 550,531 | 89,797 | |
| | | " | STE | 해외거점확보 | | 49.00 | 4,474 | 0 | 659 | | 49.00 | 5,133 | 53,096 | 540 | |
| | | " | SEPHIL | 해외거점확보 | 9,876 | 100.00 | 78,919 | 0 | 18,619 | 9,876 | 100.00 | 97,538 | 166,349 | 11,601 | |
| | | " | SISO | 해외거점확보 | 17 | 100.00 | 31,787 | 0 | 2,782 | 17 | 100.00 | 34,569 | 64,638 | 9,646 | |
| | | " | SME | 해외거점확보 | 17,100 | 100.00 | 7,644 | 0 | -1,517 | 17,100 | 100.00 | 6,127 | 408,121 | 2,842 | |
| | | " | SEAH | 해외거점확보 | | 100.00 | 344,540 | 0 | -5,232 | | 100.00 | 339,308 | 383,917 | -34,536 | |
| | | " | SEHK | 해외거점확보 | 274,250 | 100.00 | 79,033 | 0 | 34,417 | 274,250 | 100.00 | 113,450 | 743,718 | 4,047 | |
| | | " | SET | 해외거점확보 | 27,270 | 100.00 | 112,949 | 0 | 22,683 | 27,270 | 100.00 | 135,632 | 828,314 | 20,332 | |
| | | " | SESS | 해외거점확보 | | 100.00 | 483,923 | 0 | 54,673 | | 100.00 | 538,596 | 608,222 | 39,126 | |
| | | " | SCIC | 해외거점확보 | | 100.00 | 511,641 | 0 | 94,014 | | 100.00 | 605,655 | 1,427,098 | 5,286 | |
| | | " | SEHZ | 해외거점확보 | | 89.46 | 255,535 | 0 | 85,600 | | 89.46 | 341,135 | 882,750 | 76,885 | |
| | | " | TSED | 해외거점확보 | | 54.67 | 29,331 | 0 | 14,588 | | 54.67 | 43,919 | 429,667 | 17,941 | |
| | | " | SSEC | 해외거점확보 | | 78.19 | 130,551 | 0 | 24,089 | | 78.19 | 154,640 | 629,780 | -2,892 | |
| | | " | TSEC | 해외거점확보 | | 81.07 | 104,486 | 0 | 12,481 | | 81.07 | 116,967 | 303,693 | 41,073 | |
| | | " | SST | 해외거점확보 | | 90.00 | 65,319 | 0 | 26,397 | | 90.00 | 91,717 | 363,993 | 37,275 | |
| | | " | TSTC | 해외거점확보 | | 90.00 | 490,041 | 0 | 133,686 | | 90.00 | 623,728 | 964,951 | 52,787 | |
| | | " | SSM | 해외거점확보 | | 49.00 | -1,186 | 0 | -770 | | 49.00 | -1,956 | 29,892 | -15,209 | |
| | | " | SSKMT | 해외거점확보 | | 60.00 | 102,196 | 0 | 15,027 | | 60.00 | 117,223 | 391,238 | 14,208 | |
| | | " | SESL | 해외거점확보 | | 100.00 | 313,397 | 0 | 42,726 | | 100.00 | 356,123 | 493,427 | 30,373 | |
| | | " | SESC | 해외거점확보 | | 87.60 | 34,028 | 0 | 21,199 | | 87.60 | 55,227 | 446,028 | -26,182 | |

| 구분 | 계정과목 | 법인명 또는 종목명 | 출자 목적 | 기초잔액 | | | 증가(감소) 내역 | | 기말잔액 | | | 최근 사업연도 재무현황 | | 비 고 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | 수량 | 지분율 | 장부가액 | 수량 | 취득(처분) 가액 | 수량 | 지분율 | 장부가액 | 총자산 | 당기 순손익 | |
| | " | SSS | 해외거점확보 | | 100.00 | 19,189 | 0 | 8,263 | | 100.00 | 27,452 | 260,336 | 7,281 | |
| | " | SEHF | 해외거점확보 | | 100.00 | 85,088 | 0 | 13,944 | | 100.00 | 99,032 | 95,625 | 22,365 | |
| | " | SSCR | 해외거점확보 | | 100.00 | 9,332 | 0 | 1,110 | | 100.00 | 10,442 | 13,133 | 700 | |
| | " | SJC | 해외거점확보 | 795 | 50.96 | 211,370 | 0 | 7,219 | 795 | 50.96 | 218,588 | 2,010,663 | 45,526 | |
| | " | SYRI | 해외거점확보 | 122 | 100.00 | 92,582 | 0 | 1,210 | 122 | 100.00 | 93,792 | 183,584 | 2,380 | |
| | " | TSST Japan | 해외거점확보 | | 49.03 | 11,137 | 0 | 955 | | 49.03 | 12,091 | 240,279 | -18,762 | |
| | " | SCT | 사업관련 | 5 | 67.00 | 135 | 0 | 0 | 5 | 67.00 | 135 | 0 | 0 | |
| | " | SDIB | 사업관련 | 586 | 0.08 | 0 | 0 | 0 | 586 | 0.08 | 0 | 89,027 | -7,907 | |
| | " | Semiconductor Portal | 사업관련 | | 1.21 | 10 | 0 | 0 | | 1.21 | 10 | 3,812 | -19 | |
| | " | SECH | 사업관련 | | 99.99 | 597 | 0 | 0 | | 99.99 | 597 | 3,785 | 492 | |
| | " | MTLD Top Domain Ltd. | 사업관련 | 600 | 5.00 | 754 | 0 | 0 | 600 | 5.00 | 754 | 23,743 | -984 | |
| | " | INPHI | 사업관련 | 2,732 | 6.40 | 4,171 | 0 | 0 | 2,732 | 6.40 | 4,171 | 27,406 | -1,845 | |
| | " | FTS | 사업관련 | 80 | 28.60 | 320 | 0 | 0 | 80 | 28.60 | 320 | 3,514 | 327 | |
| | " | SETK | 해외거점확보 | | 100.00 | 926 | 0 | 0 | | 100.00 | 926 | 10,048 | 2,591 | |
| 합 계 | | | | | | 21,518,558 | | 2,302,710 | | | 23,821,268 | | | |

※ 취득(처분)가액은 지분법 및 감액 평가 등 금전의 수수를 수반하지 않는 증가/감소를 포함함

# VII. 주주에 관한 사항

## 1. 최대주주 및 그 특수관계인의 주식소유 현황

다음은 기초와 기말 현재 최대주주 및 그 특수관계인의 소유주식 변동내역입니다.

( 기준일 : 2009년 3월 31일 현재) (단위 : 주, %)

| 성 명 | 관 계 | 주식의 종류 | 소유주식수(지분율) | | | | 변동 원인 |
|---|---|---|---|---|---|---|---|
| | | | 기 초 | | 기 말 | | |
| | | | 주식수 | 지분율 | 주식수 | 지분율 | |
| 이건희 | 본인 | 보통주 | 4,985,464 | 3.38 | 4,985,464 | 3.38 | |
| | | 우선주 | 12,398 | 0.05 | 12,398 | 0.05 | |
| 삼성물산 | 특수관계인 | 보통주 | 5,917,362 | 4.02 | 5,917,362 | 4.02 | |
| 삼성복지재단 | 특수관계인 | 보통주 | 89,683 | 0.06 | 89,683 | 0.06 | |
| 삼성문화재단 | 특수관계인 | 보통주 | 37,615 | 0.03 | 37,615 | 0.03 | |
| 홍라희 | 특수관계인 | 보통주 | 1,083,072 | 0.74 | 1,083,072 | 0.74 | |
| 이재용 | 특수관계인 | 보통주 | 840,403 | 0.57 | 840,403 | 0.57 | |
| 삼성생명 | 특수관계인 | 보통주 | 10,622,814 | 7.21 | 10,622,814 | 7.21 | |
| 삼성생명 | 특수관계인 | 우선주 | 879 | 0.00 | 879 | 0.00 | |
| 삼성생명 (특별계정) | 특수관계인 | 보통주 | 420,345 | 0.29 | 421,968 | 0.29 | 장내매매 |
| | | 우선주 | 86,895 | 0.38 | 54,306 | 0.24 | 장내매매 |
| 삼성화재 | 특수관계인 | 보통주 | 1,856,370 | 1.26 | 1,856,370 | 1.26 | |
| 이윤우 | 특수관계인 | 보통주 | 10,000 | 0.01 | 10,000 | 0.01 | |
| 최지성 | 특수관계인 | 보통주 | - | - | 16,000 | 0.01 | 신규선임 |
| 윤주화 | 특수관계인 | 보통주 | - | - | 13,020 | 0.01 | 신규선임 |
| 이상훈 | 특수관계인 | 보통주 | - | - | 2,473 | 0.00 | 신규선임 |
| Goran S. Malm | 특수관계인 | 보통주 | 744 | 0.00 | 744 | 0.00 | |
| 이재웅 | 특수관계인 | 보통주 | 50 | 0.00 | 50 | 0.00 | |
| 최도석 | - | 보통주 | 11,151 | 0.01 | - | - | 임기만료 |
| 계 | | 보통주 | 25,875,073 | 17.57 | 25,897,038 | 17.58 | |
| | | 우선주 | 100,172 | 0.44 | 67,583 | 0.30 | |
| | | 합 계 | 25,975,245 | 15.27 | 25,964,621 | 15.26 | |

2009년 3월 31일 현재 삼성전자의 최대주주 및 그 특수관계인은 총 15.26%를 보유하고 있습니다.

[최대주주 관련 사항]

○ 최대주주 : 이건희

○ 학력 : 와세다대학교 상과대학 (1965)

조지워싱턴대학교 경영대학원 (1966)

○ 경력(최근 5년간) : 삼성전자 대표이사 회장 (1998.4 ~ 2008.4)

전국경제인연합회 부회장 (1987 ~ )

국제올림픽위원회 위원 (1996 ~ )

## 2. 주식의 분포현황

최근 주주명부 폐쇄일인 2008.12.31일 현재 최대주주를 제외하고 5%이상 의결권 있는 주식을 보유하고 있는 주주는 다음과 같습니다.

(단위 : 주, %)

| 성명(명칭) | 보통주 | | 우선주 | | 소계 | |
|---|---|---|---|---|---|---|
| | 주식수 | 지분율 | 주식수 | 지분율 | 주식수 | 지분율 |
| Citibank N.A | 8,661,570 | 5.88 | 3,402,937 | 14.90 | 12,064,507 | 7.09 |
| 삼성생명 | 11,043,159 | 7.50 | 87,774 | 0.38 | 11,130,933 | 6.54 |
| 합 계 | 19,704,729 | 13.38 | 3,490,711 | 15.29 | 23,195,440 | 13.63 |

※ 최근 주주명부폐쇄일인 '08.12.31日字 기준임.

※ 삼성생명 보유주식수 및 지분율은 특별계정 포함 기준임.

※ 국민연금공단은 2009.3.2日字 주식등의 대량보유상황보고서를 통해 보통주 8,691,647주 (지분율 5.90%)를 보유하고 있다고 보고함.

## 3. 소액주주현황

[ 2008년 12월 31일 현재 ]

(단위 : 명, 주, %)

| 구 분 | 주 주 | | 보유주식 | | 비 고 |
|---|---|---|---|---|---|
| | 주주수 | 비 율 | 주식수 | 비 율 | |
| 소액주주 | 156,492 | 99.97 | 94,675,524 | 55.65 | 발행주식 총수의 100분의 1에 미달하는 주식을 보유한 주주 |
| 전 체 | 156,539 | 100.00 | 170,132,764 | 100.00 | |

※ 최근 주주명부폐쇄일인 '08.12.31日字 기준임.

## 4. 주식사무

| 정관상 신주인수권의 내용 | 1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 |
|---|---|

| | |
|---|---|
| | 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다.<br><br>2. 제1항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다.<br><br>① 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우<br>② 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우<br>③ 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우<br>④ 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우<br>⑤ 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우<br>⑥ 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우.<br>다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조의5의 규정에서 정하는 가격 이상으로 한다.<br><br>☞(주) 제 8조 6항<br>본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다.<br>다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는 그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다.<br><br>☞ (주) 제11조의3 (일반공모증자)<br><br>1.본 회사는 발행주식총수의 100분의 30을 초과하지 않는 범위내에서 증권거래법 제189조의 3의 규정에서 정하는 방법에 따라 이사회의 결의로 일반공모증자방식에 의하여 신주를 발행할 수 있다.<br><br>2.일반공모증자방식에 의하여 신주를 발행하는 경우에는 발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의로써 정한다.<br>다만,이 경우 신주의 발행가격은 증권거래법시행령 제84조의5의 규정에서 정하는 가격 이상으로 한다.<br><br>☞ (주) 제11조의4 (주식매수선택권)<br>1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서 규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서 |

<table>
<tr><td></td><td colspan="3">갈다)에게 증권거래법이 허용하는 한도내에서 증권거래법 제189조의4의 규정에 의한 주식매수선택권을 주주총회의 특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지 임 · 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써 주식매수선택권을 부여할 수 있다.<br><br>2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업 또는 기술혁신 등에 기여하거나 기여할 수 있는 임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을 수 없는 자로 규정한 임· 직원은 제외한다.<br><br>3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의 행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은 기명식 보통주식 또는 기명식 우선주식으로 한다.<br><br>4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는 관계법령에서 허용하는 한도까지로 한다.<br><br>5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의 결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당 주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지 행사할 수 있다. 단, 이 경우 주식매수선택권을 부여받은 자는 관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한 결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수 있다.<br><br>6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은 관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의 또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회 또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회 또는 이사회로부터 위임받은 위원회에서 결정할 수 있다.<br><br>7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로 주식매수선택권의 부여를 취소할 수 있다.<br>1. 임· 직원이 주식매수선택권을 부여받은 후 임의로 퇴임하거나 퇴직한 경우<br>2. 임· 직원이 고의 또는 과실로 회사에 중대한 손해를 초래하게 한 경우<br>3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가 발생한 경우</td></tr>
<tr><td>결 산 일</td><td>12월 31일</td><td>정기주주총회</td><td>매 사업년도 종료후 3월 이내</td></tr>
<tr><td colspan="3">주주명부폐쇄기간</td><td>1월 1일부터 1개월 間</td></tr>
<tr><td>주권의 종류</td><td colspan="3">1,5,10,50,100,500,1000,10000(8종)</td></tr>
<tr><td>명의개서대리인</td><td colspan="3">한국예탁결제원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지</td></tr>
<tr><td>주주의 특전</td><td>없음</td><td>공고게재신문</td><td>중앙일보</td></tr>
</table>

## 5. 주가 및 주식거래실적

### 가. 국내증권시장

(단위 : 원, 주)

| 종 류 | | | '08.10월 | 11월 | 12월 | '09.1월 | 2월 | 3월 |
|---|---|---|---|---|---|---|---|---|
| 보통주 | 주가 | 최 고 | 560,000 | 516,000 | 489,500 | 524,000 | 545,000 | 584,000 |
| | | 최 저 | 407,500 | 423,000 | 427,000 | 442,000 | 467,500 | 462,000 |
| | | 평 균 | 509,795 | 470,725 | 461,929 | 480,711 | 497,175 | 530,614 |
| | 거래량 | 최고(일) | 1,274,300 | 982,500 | 976,100 | 904,000 | 691,900 | 1,012,900 |
| | | 최저(일) | 488,800 | 418,362 | 228,400 | 349,900 | 321,400 | 251,300 |
| | | 월 간 | 17,777 | 13,814 | 12,581 | 10,499 | 10,306 | 10,004 |
| 우선주 | 주가 | 최 고 | 367,500 | 340,000 | 293,500 | 315,000 | 319,000 | 331,000 |
| | | 최 저 | 258,000 | 278,500 | 258,000 | 262,000 | 274,500 | 266,500 |
| | | 평 균 | 313,250 | 308,225 | 276,571 | 286,421 | 297,300 | 300,182 |
| | 거래량 | 최고(일) | 107,523 | 95,846 | 131,140 | 104,424 | 62,303 | 45,699 |
| | | 최저(일) | 23,413 | 19,801 | 13,089 | 14,886 | 12,985 | 11,610 |
| | | 월 간 | 1,173 | 774 | 1,024 | 848 | 659 | 589 |

※ 월간 거래량은 천주 단위임

### 나. 해외증권시장

[증권거래소명 : 런던 증권거래소(보통주)] (단위 : $, 원, DR)

| 종 류 | | | '08.10월 | 11월 | 12월 | '09.1월 | 2월 | 3월 |
|---|---|---|---|---|---|---|---|---|
| 보통주 | 주가 | 최 고 | 230.00 | 199.00 | 189.50 | 197.50 | 199.25 | 214.50 |
| | | (₩환산) | 277,840 | 256,312 | 244,455 | 255,269 | 275,722 | 285,392 |
| | | 최 저 | 137.00 | 133.25 | 138.50 | 158.00 | 152.50 | 147.00 |
| | | (₩환산) | 194,814 | 199,475 | 204,357 | 219,762 | 233,935 | 230,834 |
| | | 평 균 | 191.16 | 164.66 | 167.92 | 174.70 | 172.40 | 184.03 |
| | 거래량 | 최고(일) | 265,988 | 280,331 | 124,426 | 117,859 | 92,574 | 148,287 |
| | | 최저(일) | 17,336 | 14,510 | 3,803 | 12,193 | 9,503 | 20,472 |
| | | 월 간 | 2,123 | 1,917 | 1,249 | 997 | 759 | 1,217 |

※ 월간 거래량은 천DR 단위임
※ 원화 환산 주가는 거래일 종가 원/달러 환율 기준, 원주 1주당 2DR

[증권거래소명 : 룩셈부르크 증권거래소(우선주)] (단위 : $, 원, DR)

| 종 류 | | | '08.10월 | 11월 | 12월 | '09.1월 | 2월 | 3월 |
|---|---|---|---|---|---|---|---|---|
| 우선주 | 주가 | 최 고 | 154.00 | 131.50 | 110.00 | 117.75 | 118.00 | 121.75 |
| | | (₩환산) | 182,798 | 169,372 | 138,930 | 152,192 | 163,288 | 164,241 |
| | | 최 저 | 83.50 | 86.60 | 88.40 | 91.00 | 88.50 | 83.50 |
| | | (₩환산) | 120,449 | 129,640 | 130,434 | 126,572 | 135,759 | 131,120 |
| | | 평 균 | 117.35 | 107.81 | 100.80 | 104.03 | 102.90 | 102.40 |
| | 거래량 | 최고(일) | 31,362 | 7,351 | 26,512 | 65,052 | 29,372 | 133,474 |
| | | 최저(일) | 800 | 450 | 170 | 200 | 260 | 632 |
| | | 월 간 | 175 | 50 | 95 | 203 | 168 | 373 |

※ 월간 거래량은 천DR 단위임

※ 원화 환산 주가는 거래일 종가 원/달러 환율 기준, 원주 1주당 2DR

# VIII. 임원 및 직원 등에 관한 사항

## 1. 임원 및 직원의 현황

### 가. 등기임원

[기준일: 2009. 3.31] [단위 : 주 ]

| 직 명 | 성 명 | 생년월일 | 주요경력 | 담당업무 | 소유주식수 | | 선임일 (임기) |
|---|---|---|---|---|---|---|---|
| | | | | | 보통주 | 우선주 | |
| 대표이사 (상근) | 이윤우 | '46.06.26 | 삼성전자 대표이사 부회장 | 전사 경영전반 총괄 겸)DS부문 경영전반 총괄 | 10,000 | 0 | '09.03.13 (임기 3년) |
| 사내이사 (상근) | 최지성 | '51.02.02 | 삼성전자 정보통신총괄 사장 | DMC부문 경영전반 총괄 | 16,000 | 0 | '09.03.13 (임기 3년) |
| 사내이사 (상근) | 윤주화 | '53.02.26 | 삼성전자 경영지원총괄 경영지원팀장 | 전사 감사 업무 총괄 | 13,020 | 0 | '09.03.13 (임기 3년) |
| 사내이사 (상근) | 이상훈 | '55.06.15 | 삼성 전략기획실 전략지원팀 | 전사 사업전략 업무 총괄 | 2,473 | 0 | '09.03.13 (임기 3년) |
| 사외이사 (비상근) | 이갑현 | '43.08.18 | 한국외환은행장 | 전사 경영전반에 대한 업무 | 0 | 0 | '07.02.28 (임기 3년) |
| 사외이사 (비상근) | 윤동민 | '45.04.04 | 법무부 보호국 국장 | 전사 경영전반에 대한 업무 | 0 | 0 | '09.03.13 (임기 3년) |
| 사외이사 (비상근) | 이재웅 | '42.05.02 | 성균관대학교 부총장 | 전사 경영전반에 대한 업무 | 50 | 0 | '09.03.13 (임기 3년) |
| 사외이사 (비상근) | 요란망 | '47.03.14 | GE Asia-Pacific 사장 GE Senior VP | 전사 경영전반에 대한 업무 | 744 | 0 | '07.02.28 (임기 3년) |
| 사외이사 (비상근) | 박오수 | '52.12.24 | 서울대학교 경영대학 학장 | 전사 경영전반에 대한 업무 | 0 | 0 | '09.03.13 (임기 3년) |

※ 이윤우 대표이사 선임일은 '09.3.16일임
※ 사내이사 1인(최도석) 과 사외이사 2인(정귀호, 황재성)은 '09.3월로 임기만료됨

### 나. 타회사 임원겸직 현황

| 겸 직 자 | | 겸 직 회 사 | |
|---|---|---|---|
| 성 명 | 직 위 | 회사명 | 직 위 |
| 이윤우 | 대표이사 부회장 | 에스엘시디 주식회사 | 이 사 |

### 다. 미등기임원

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 사장 | 이상완 | 19500322 | 종합기술원장 | LCD총괄 | 연세대(碩士) |
| 사장 | 권오현 | 19521015 | 반도체사업담당 | 반도체총괄 | Stanford Univ.(博士) |
| 사장 | 이창렬 | 19491009 | 일본본사장 | 일본본사장 | 한양대 |
| 사장 | 박근희 | 19531101 | 중국본사장 | 중국본사장 | 청주대 |
| 사장 | 최치훈 | 19570919 | 디지털프린팅사업부장 | 보좌역 | George Washington Univ.(碩士) |
| 사장 | 장원기 | 19550202 | LCD사업부장 | HD LCD사업부장 | 연세대(碩士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 사장 | 윤부근 | 19530206 | 영상디스플레이사업부장 | 영상디스플레이 개발팀장 | 한양대 |
| 사장 | 김현종 | 19590927 | 해외법무담당 | | Columbia Univ.(博士) |
| 사장 | 임형규 | 19530204 | 신사업팀장 | 종합기술원장 | Univ. of Florida(博士) |
| 사장 | 양해경 | 19480316 | 구주전략본부 담당임원 | 구주전략본부장 | 고려대 |
| 부사장 | 조수인 | 19561213 | 메모리사업부장 | 메모리제조센터장 | 아주대(碩士) |
| 부사장 | 최광해 | 19560109 | 보좌역 | 전략지원팀장 | 서울대 |
| 부사장 | 우남성 | 19530107 | System LSI사업부장 | System LSI SOC개발실장 | Univ. of Maryland, Coll. Park(博士) |
| 부사장 | 최진균 | 19490328 | 생활가전사업부장 | 스토리지사업부장 | 중앙대 |
| 부사장 | 김운섭 | 19521001 | 네트워크사업부장 | 정보통신 경영지원실장 | 경북대(碩士) |
| 부사장대우 | 김상균 | 19580708 | 법무실 담당임원 | 법무실 담당임원 | 서울대 |
| 부사장 | 신종균 | 19560116 | 무선사업부장 | 무선 개발실장 | 광운대 |
| 부사장 | 이호수 | 19521215 | Media Solution센터장 | 소프트웨어연구소장 | Northwestern Univ.(博士) |
| 부사장 | 전동수 | 19580801 | 메모리 전략마케팅팀장 | 디지털AV사업부장 | 경북대(碩士) |
| 부사장 | 정현량 | 19530824 | 안식년 | 일본본사 담당임원 | 성균관대 |
| 부사장 | 고영범 | 19581226 | SAS법인장 | SAS 담당임원 | Osaka Univ.(博士) |
| 부사장 | 최창식 | 19540106 | System LSI Foundry센터장 | System LSI제조센터장 | North Carolina State Univ.(博士) |
| 부사장 | 최창수 | 19501020 | 북미총괄 | 무선 전략마케팅팀장 | 인하대 |
| 부사장 | 방인배 | 19540116 | 한국총괄 담당임원 | 국내영업 B2B영업팀장 | 고려대 |
| 부사장 | 정유성 | 19561124 | 경영전략팀장 | 인사지원팀장 | 한양대 |
| 부사장 | 이인용 | 19570308 | 커뮤니케이션팀장 | 홍보팀장 | 서울대 |
| 부사장 | 신상흥 | 19521110 | 구주총괄 | 영상전략마케팅팀장 | 경북대 |
| 부사장 | 김종중 | 19560707 | 업무지원실장 | 전략지원팀 담당임원 | 고려대 |
| 전무대우 | 권기섭 | 19590905 | 법무팀장 | 법무팀 담당임원 | Quinnipiac Coll.(博士) |
| 전무 | 김준 | 19580103 | 경영전략팀 담당임원 | 회장실 담당임원 | 고려대 |
| 전무 | 김필영 | 19580521 | 네트워크 Internet Infra사업팀장 | 네트워크 Internet Infra사업팀 담당임원 | 경북대 |
| 전무 | 박하철 | 19620904 | LCD 전략마케팅팀장 | HD LCD마케팅팀장 | Stanford Univ.(碩士) |
| 전무대우 | 성열우 | 19590207 | 법무실 담당임원 | 법무실 담당임원 | 서울대 |
| 전무대우 | 윤지홍 | 19541016 | 디자인전략팀장 | 무선 전략마케팅팀 담당임원 | 한양대(碩士) |
| 전무 | 이종석 | 19630426 | Global마케팅실장 | 보좌역 | Cornell Univ.(碩士) |
| 전무 | 장형옥 | 19530720 | 천안· 탕정단지장 | 국내영업 담당임원 | 연세대 |
| 전무대우 | 강기중 | 19640226 | 법무실 담당임원 | 법무실 담당임원 | New York Univ.(碩士) |
| 전무 | 김광현 | 19550822 | System LSI 전략마케팅팀장 | System LSI ASIC개발팀장 | Virginia Tech(博士) |
| 전무 | 김봉영 | 19570120 | 감사팀 담당임원 | 경영컨설팅실장 | 한양대 |
| 전무대우 | 김상우 | 19611010 | 해외법무팀장 | 법무팀 담당임원 | Columbia Univ.(碩士) |
| 전무대우 | 김수목 | 19640518 | 법무실 담당임원 | 법무실 담당임원 | 서울대 |
| 전무 | 김종호 | 19570620 | 무선 Global제조센터장 | 무선 Global제조팀장 | 숭실대 |
| 전무 | 김태한 | 19560624 | 신사업팀 담당임원 | 신사업팀 담당임원 | Univ. of Texas, Austin(博士) |
| 전무 | 남성우 | 19570224 | 컴퓨터사업부장 | 경영혁신팀장 | 서강대 |
| 전무 | 박승룡 | 19560914 | 종합기술원 Emerging센터장 | 종합기술원 Digital System연구소장 | 한양대 |
| 전무 | 박용환 | 19560201 | 디지털프린팅 전략마케팅팀장 | 메모리 전략마케팅팀 담당임원 | 홍익대(碩士) |
| 전무 | 유두영 | 19540510 | 중남미총괄 | SEI법인장 | 한국외국어대 |
| 전무 | 이선종 | 19580524 | 경영지원팀장 | 재경팀 담당임원 | 고려대(碩士) |
| 전무 | 하윤호 | 19541016 | 동남아총괄 | 디스플레이전략마케팅팀장 | 한국외국어대 |
| 전무 | 홍창완 | 19581130 | 영상디스플레이 PDP일류화T/F장 | 영상디스플레이 개발팀장 | 서울대 |
| 전무 | 공정택 | 19580403 | DS 지적재산팀장 | 반도체 지적재산팀장 | Duke Univ.(博士) |
| 전무 | 김명국 | 19531001 | LCD 자재구매팀장 | AMLCD 구매팀장 | 숭실대 |
| 전무 | 김성식 | 19540722 | TTSEC/TSED법인장 | TSEC법인장 | 인하대 |
| 전무 | 김재권 | 19550826 | 무선 Global구매팀장 | 영상디스플레이 구매팀장 | 한국외국어대 |
| 전무 | 김철교 | 19580825 | 생산기술연구소장 | 생산기술혁신팀장 | 연세대(碩士) |
| 전무 | 노기학 | 19570225 | 무선 중국휴대폰부문장 | 무선 전략마케팅팀 담당임원 | 영남대 |
| 전무 | 배병률 | 19551205 | DMC 인사팀 담당임원 | 미래전략그룹장 | 숭실대 |
| 전무 | 변정우 | 19561228 | 스토리지사업부장 | 메모리제조센터장 | 경북대 |
| 전무 | 이돈주 | 19561013 | 무선 전략마케팅팀장 | CIS총괄 | Columbia Univ.(碩士) |
| 전무 | 이재용 | 19680623 | 담당임원 | COO | Harvard Univ.(博士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 전무 | 이택근 | 19550728 | LCD 제조팀장 | HD LCD제조팀장 | 홍익대 |
| 전무대우 | 이현동 | 19651003 | 법무실 담당임원 | 법무실 담당임원 | 서울대 |
| 전무 | 정현호 | 19600306 | 무선 지원팀장 | 전략지원팀 담당임원 | Harvard Univ.(碩士) |
| 전무 | 최병석 | 19580205 | DS 지원팀장 | LCD 지원팀장 | 경북대 |
| 전무 | 고양진 | 19560111 | 중국본사 담당임원 | 경협북경사무소장 | 경희대 |
| 전무 | 김양규 | 19550513 | 영상전략마케팅팀장 | 무선 전략마케팅팀 담당임원 | Insa De Lyon (碩士) |
| 전무 | 김영식 | 19581003 | 생활가전 지원팀장 | 해외지원팀장 | 고려대 |
| 전무 | 김헌성 | 19550802 | SET법인장 | Mobile LCD마케팅팀장 | 서울대 |
| 전무 | 문강호 | 19560206 | SEHZ법인장 | SEHZ법인장 | 성균관대 |
| 전무 | 박두의 | 19560128 | 일본본사 담당임원 | 디지털미디어 전략팀장 | 연세대 |
| 전무 | 박상범 | 19570627 | CS환경센터장 | CS경영센터장 | 성균관대 |
| 전무 | 박상탁 | 19560505 | 종합기술원 연구전략팀장 | CTO 기술기획팀 담당임원 | 한양대 |
| 전무 | 신정수 | 19540724 | 서남아총괄 | 생활가전 전략마케팅팀장 | 한국외국어대 |
| 전무 | 심수옥 | 19620130 | 영상전략마케팅팀 담당임원 | GMO 브랜드전략팀장 | 이화여대 |
| 전무대우 | 안승호 | 19590701 | 종합기술원 IP전략팀장 | LCD 차세대연구소 담당임원 | Santa Clara Univ.(博士) |
| 전무 | 안재근 | 19570815 | SSS법인장 | 반도체 인사팀장 | 동국대 |
| 전무대우 | 엄대현 | 19660315 | 법무실 담당임원 | 법무실 담당임원 | 한양대 |
| 전무 | 이건종 | 19570118 | LCD 제조팀 담당임원 | HD LCD사업부 담당임원 | 건국대(博士) |
| 전무 | 이승구 | 19560316 | 중국본사 담당임원 | 디지털프린팅 지원팀장 | 숭실대 |
| 전무 | 최시돈 | 19590123 | Test&Package센터장 | Device Packaging센터장 | 경북대(碩士) |
| 전무 | 최신형 | 19601115 | 경영전략팀 담당임원 | 전략지원팀 담당임원 | 부산대 |
| 전무 | 허훈 | 19531012 | LCD Module센터장 | 경영혁신팀 담당임원 | 영남대 |
| 전무대우 | 강선명 | 19631220 | 법무실 담당임원 | 법무실 담당임원 | 고려대 |
| 전무 | 길영준 | 19561208 | 종합기술원 기술기획팀장 | SISA법인장 | 한국과학기술원(博士) |
| 전무 | 김준식 | 19580228 | DMC 홍보팀장 | 업무지원실 담당임원 | 고려대 |
| 전무 | 박동건 | 19590218 | 메모리제조센터장 | 메모리 DRAM PA팀장 | Univ. of California, Berkeley(博士) |
| 전무 | 박재순 | 19600806 | 한국총괄 | SEA DCE Div.장 | 성균관대 |
| 전무 | 박제승 | 19551002 | 생활가전 전략마케팅팀장 | 생활가전 전략마케팅팀 담당임원 | 연세대 |
| 전무 | 배경태 | 19570117 | 중아총괄 | SEPOL법인장 | 동국대 |
| 전무 | 백남육 | 19571010 | 한국총괄 전략유통영업팀장 | 국내영업 마케팅팀장 | 성균관대(碩士) |
| 전무 | 서병삼 | 19570603 | SSEC법인장 | 조리기기사업팀장 | 아주대 |
| 전무 | 손대일 | 19561221 | STA법인장 | 통신 경영지원실 담당임원 | MIT(碩士) |
| 전무 | 연제훈 | 19580314 | 경영전략팀 담당임원 | 인사지원팀 담당임원 | 홍익대 |
| 전무 | 이석명 | 19570424 | 중국본사 담당임원 | 중국본사 담당임원 | 마산상고 |
| 전무 | 이선용 | 19580205 | Infra지원센터장 | System LSI FAB팀장 | 광운대 |
| 전무 | 이효종 | 19560626 | 네트워크 전략마케팅팀장 | 네트워크 전략마케팅팀 담당임원 | 한양대(碩士) |
| 전무 | 전용배 | 19611106 | 경영전략팀 담당임원 | 전략지원팀 담당임원 | 서울대(碩士) |
| 전무 | 조남성 | 19590609 | 메모리 마케팅팀장 | 일본본사 담당임원 | 한국과학기술원(碩士) |
| 전무 | 조현탁 | 19570417 | 네트워크영업팀장 | 네트워크영업팀 담당부장 | 경북대 |
| 전무 | 조홍식 | 19570322 | 무선 전략마케팅팀 담당임원 | 무선 상품기획팀 담당임원 | 숭실대 |
| 전무 | 홍완훈 | 19591014 | SSI법인장 | 메모리 마케팅팀장 | 인하대 |
| 상무대우 | 김윤근 | 19640718 | 중국본사 담당임원 | 법무실 담당임원 | 서울대 |
| 상무대우 | 신명훈 | 19650119 | 법무실 담당임원 | 법무실 담당임원 | 경희대(碩士) |
| 상무대우 | 안덕호 | 19680728 | 법무실 담당임원 | 법무실 담당임원 | 서울대 |
| 상무 | 김상현 | 19590514 | DS 기획팀장 | 반도체 기획팀장 | 한양대 |
| 상무 | 도인록 | 19570618 | VSS사업팀장 | 디지털AV Solution사업팀장 | 아주대(碩士) |
| 상무 | 고동진 | 19610326 | 무선 개발관리팀장 | 무선 상품기획팀 담당임원 | Univ. of Sussex(碩士) |
| 상무 | 김영수 | 19560519 | 전략T/F장 | DMC 홍보팀 담당임원 | Univ. of Hartford(碩士) |
| 상무대우 | 김재현 | 19550605 | 해외법무팀 담당임원 | 법무팀 담당임원 | New York Univ.(碩士) |
| 상무 | 김종산 | 19551109 | LCD Infra지원팀장 | 반도체 Infra기획팀장 | 전남대 |
| 상무 | 김지승 | 19600227 | 디지털프린팅 지원팀장 | 정보통신 지원팀장 | 고려대 |
| 상무 | 남병규 | 19590320 | DMC 지원팀 담당임원 | 수원지원 지원팀장 | 홍익대(碩士) |
| 상무 | 데이빗 스틸 | 19660924 | 북미 마케팅팀장 | 북미 마케팅팀 담당임원 | MIT(博士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 상무 | 박경정 | 19580527 | Global ERP T/F장 | Global ERP T/F 담당임원 | 영남대 |
| 상무 | 박명경 | 19610709 | 교육파견 | 회장실 담당임원 | 경희호텔전문대 |
| 상무 | 박영동 | 19590617 | 무선 전략마케팅팀 담당임원 | 무선 해외영업팀장 | 인하대 |
| 상무 | 박종환 | 19611217 | 생활가전 키친솔루션사업팀장 | 생활가전 지원팀 담당임원 | 연세대(碩士) |
| 상무 | 방상원 | 19580618 | DMC 기획팀 담당임원 | 일본본사 담당임원 | 한양대 |
| 상무 | 배창섭 | 19580807 | LCD 지원팀 담당임원 | LCD 지원팀장 | Univ. of Illinois, Urbana-Champaign(碩士) |
| 상무 | 심상배 | 19550318 | 한국총괄 전속유통영업팀장 | 국내영업 MD사업팀장 | 단국대 |
| 상무 | 옥경석 | 19580409 | 메모리 지원팀장 | 반도체 지원팀장 | 홍익대(碩士) |
| 상무 | 원기찬 | 19590927 | DMC 인사팀장 | 디지털미디어 인사팀장 | 성균관대 |
| 상무대우 | 이기옥 | 19670802 | 법무실 담당임원 | 법무실 담당임원 | 성균관대(碩士) |
| 상무 | 전광호 | 19540326 | 경영지원팀 담당임원 | 재경팀 담당임원 | 성균관대 |
| 상무 | 조병학 | 19600814 | System LSI 영업팀장 | System LSI 기획팀장 | 서강대 |
| 상무 | 허상훈 | 19590819 | LCD 품질보증팀장 | 무선 Global CS팀장 | 부산대 |
| 상무 | 고창범 | 19540523 | DMC 경영혁신팀장 | SEA ADC장 | 성균관대 |
| 상무 | 김정환 | 19580127 | SESA법인장 | GMO 마케팅전략팀장 | 한국외국어대 |
| 상무 | 김종인 | 19581010 | 무선 상품전략팀 담당임원 | 무선 전략마케팅팀 담당임원 | 경북대 |
| 상무 | 김진안 | 19560519 | SEKZ법인장 | 국내영업 IT B2B영업팀 담당임원 | Universite Laval(碩士) |
| 상무 | 김학설 | 19581011 | 요코하마연구소 담당임원 | 요코하마연구소 담당임원 | 아주대(碩士) |
| 상무 | 김홍식 | 19550410 | 중국 경영지원팀장 | 컴퓨터시스템 지원팀장 | 청주대 |
| 상무 | 민영성 | 19570313 | 북미 경영지원팀장 | 비데오 지원팀장 | 성균관대 |
| 상무 | 박종갑 | 19600802 | 한국총괄 B2B영업팀장 | 국내영업 B2B영업팀 담당임원 | 전북대 |
| 상무 | 박종서 | 19570505 | 일본본사 담당임원 | 시스템가전 구매팀장 | 건국대 |
| 상무 | 서치원 | 19570405 | CIS총괄 | 중아총괄 | 연세대 |
| 상무 | 연제찬 | 19541204 | 생활가전 전략마케팅팀 담당임원 | SEUC법인장 | 경희대 |
| 상무 | 우형래 | 19560308 | 네트워크 Internet Infra사업팀 담당임원 | Moscow 통신지점장 | 연세대 |
| 상무 | 윤승철 | 19580305 | SEIN-P법인장 | 기술총괄 지원팀장 | 경북대 |
| 상무 | 이강의 | 19590315 | 종합기술원 지원팀장 | 디지털프린팅 지원팀장 | 중앙대 |
| 상무 | 이선우 | 19590602 | SEG법인장 | SET법인장 | Univ. of Warwick(碩士) |
| 상무 | 이영우 | 19590118 | 무선 전략마케팅팀 담당임원 | 메모리 영업팀장 | 중앙대 |
| 상무 | 이영호 | 19590914 | 감사팀 담당임원 | SDI 멕시코법인장 | 고려대(碩士) |
| 상무 | 이재경 | 19580215 | System LSI FAB팀장 | 메모리 EDS팀장 | 경북대 |
| 상무 | 이태협 | 19600511 | 무선 전략마케팅팀 담당임원 | 인력개발원 담당임원 | State Univ. of New York, Stony Brook(碩士) |
| 상무 | 전성호 | 19590717 | 영상전략마케팅팀 담당임원 | 영상전략마케팅팀 담당임원 | 홍익대 |
| 상무 | 전우헌 | 19581124 | 구미지원센터장 | 무선 인사팀장 | 경북대(碩士) |
| 상무 | 정민형 | 19610214 | DMC연구소 기술전략팀장 | 디지털미디어연구소 기술전략팀장 | 서울대 |
| 상무 | 정재륜 | 19590218 | SESS법인장 | System LSI 영업팀장 | 경북대 |
| 상무 | 조성래 | 19570426 | 상생협력실장 | 구매전략팀장 직무대행 | 경희대 |
| 상무 | 조용덕 | 19590306 | LCD 전략마케팅팀 담당임원 | LCD 기획팀장 | Columbia Univ.(博士) |
| 상무 | 지완구 | 19580208 | LCD 경영혁신팀장 | 경영혁신팀 담당임원 | 국민대 |
| 상무 | 최승하 | 19590312 | LCD 자재구매팀 담당임원 | 반도체 구매팀 담당임원 | 연세대(碩士) |
| 상무 | 최우수 | 19570914 | DS 인사팀장 | 인사팀 담당임원 | 동국대 |
| 상무 | 강경훈 | 19630809 | 인사팀 담당임원 | 인사지원팀 담당임원 | 경찰대 |
| 상무 | 김경조 | 19600320 | LCD 전략마케팅팀 담당임원 | 일본본사 담당임원 | 고려대(碩士) |
| 상무 | 김명수 | 19611016 | DMC 지원팀장 | 경영지원팀 담당임원 | 부산대 |
| 상무 | 김병구 | 19560905 | IRO | 디지털프린팅 지원팀 담당부장 | 성균관대(碩士) |
| 상무 | 김석필 | 19600911 | SEF법인장 | SEUK Set Div.장 | Ecole des Hautes Etudes Commerciales(碩士) |
| 상무 | 김영하 | 19540403 | 중국 마케팅팀장 | SESH법인장 | 서울대 |
| 상무 | 김학응 | 19590821 | CIS 경영지원팀장 | 시스템가전 지원팀 담당임원 | 성균관대 |
| 상무 | 김행일 | 19570610 | DMC 제조기술센터 담당임원 | SDMA법인장 | 광운대 |
| 상무 | 김혁철 | 19570101 | TSTC법인장 | 무선 제품기술팀장 | 경남대 |
| 상무 | 김형도 | 19621117 | DMC 기획팀 경영기획그룹장 | 경영컨설팅실 담당임원 | 한양대 |

| 직 위 | 성 명 | 생년월일 | 담당업무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 상무 | 김희석 | 19601025 | TP센터 TP기술팀장 | DP센터 DP기술팀장 | 조선대 |
| 상무대우 | 노시영 | 19560418 | 경영지원팀 담당임원 | 인사팀 담당임원 | 동아대 |
| 상무 | 박기언 | 19591201 | System LSI 영업팀 담당임원 | SAPL 반도체Div.장 | 성균관대 |
| 상무 | 박병대 | 19590214 | SIEL-S 담당임원 | 무선 전략마케팅팀 담당임원 | 한국외국어대 |
| 상무대우 | 박송건 | 19570722 | DMC연구소 IPS팀장 | 통신연구소 지적재산그룹장 | 서울대 |
| 상무 | 반상조 | 19580731 | 경영지원팀 담당임원 | DMC 지원팀 담당임원 | 경남상고 |
| 상무 | 변상권 | 19570407 | OMS운영팀장 | OMS Global운영팀장 | 영남대(碩士) |
| 상무 | 서덕건 | 19580512 | TSE-P법인장 | SEMA법인장 | 인하대 |
| 상무 | 성재현 | 19590518 | 한국총괄 경영지원팀장 | 국내영업 경영지원팀장 | 성균관대 |
| 상무 | 소병세 | 19620917 | 메모리 품질보증실장 | 메모리 Flash Solution팀장 | Univ. of Wisconsin, Madison(博士) |
| 상무 | 송성원 | 19621212 | 사업지원팀 담당임원 | 전략지원팀 담당임원 | 건국대 |
| 상무 | 심상필 | 19581023 | 네트워크 기획팀장 | 무선 전략마케팅팀 담당임원 | 경희대 |
| 상무 | 심순선 | 19611029 | 감사팀 담당임원 | 감사팀 담당부장 | 성균관대(碩士) |
| 상무 | 엄규호 | 19570112 | 컴퓨터시스템 전략마케팅팀장 | SEUK 담당부장 | 성균관대 |
| 상무 | 엄영훈 | 19600314 | 북미 SEA DCE Div.장 | GMO 마케팅전략팀장 | 한국과학기술원(碩士) |
| 상무 | 왕통 | 19620624 | 북경통신연구소장 | 북경통신연구소장 | 北京郵電大 |
| 상무 | 윤기천 | 19610115 | LCD사업부 담당임원 | HD LCD사업부 담당임원 | 경북대(碩士) |
| 상무 | 이경주 | 19590411 | 사업지원팀 담당임원 | 정보통신 기획팀장 | 성균관대 |
| 상무 | 이기웅 | 19600224 | LCD 인사팀장 | LCD 경영지원팀 담당임원 | 한양대 |
| 상무 | 이명진 | 19580816 | DS IR팀장 | IR팀 담당임원 | State Univ. of New York, Buffalo |
| 상무대우 | 이상주 | 19700922 | 해외법무팀 담당임원 | 법무팀 담당임원 | Harvard Univ.(碩士) |
| 상무 | 이상철 | 19600620 | SEI법인장 | SEBN법인장 | 인하대 |
| 상무 | 이용일 | 19600325 | SECA법인장 | 컴퓨터시스템 Global운영팀장 | MIT(碩士) |
| 상무 | 이웅상 | 19640205 | LCD 품질보증팀 담당임원 | LCD 개발팀 담당임원 | 東北大學(Tohoku Univ.)(博士) |
| 상무 | 이재형 | 19570918 | SESK법인장 | TTSEC/TSED법인장 | 경북대 |
| 상무 | 이정열 | 19610327 | LCD 기획팀장 | LCD 전략팀장 | 한국과학기술원(碩士) |
| 상무대우 | 이창우 | 19570319 | CS환경 Global서비스팀장 | SEA CS Div.장 | 경북대 |
| 상무 | 임규호 | 19560617 | 북미 전략기획팀 담당임원 | SEA 담당부장 | 홍익대 |
| 상무 | 전준영 | 19620516 | 기술· 혁신T/F장 | 종합기술원 연구전략팀 담당임원 | 성균관대 |
| 상무 | 정규일 | 19570305 | 컴퓨터시스템 지원팀장 | 중국본사 담당임원 | 고려대 |
| 상무 | 정금용 | 19620609 | DMC 인사팀 담당임원 | 인사팀 담당임원 | 충남대 |
| 상무 | 정기환 | 19581008 | 동남아 경영지원팀장 | 국내영업 경영지원팀 담당임원 | 한양대 |
| 상무 | 정사진 | 19570415 | 디지털프린팅 Global운영팀장 | SSDP법인장 | 경북대(碩士) |
| 상무 | 정일진 | 19560517 | 스토리지 구매그룹장 | 스토리지 구매팀장 | 성균관대 |
| 상무 | 조인수 | 19590201 | 메모리 FAB팀장 | System LSI FAB팀장 | 경북대 |
| 상무 | 조진호 | 19590428 | 한국총괄 애니콜영업팀장 | 국내영업 애니콜영업팀장 | 동아대 |
| 상무 | 주효양 | 19610618 | 무선 중국휴대폰부문 담당임원 | 무선 전략마케팅팀 담당임원 | 북경대(碩士) |
| 상무 | 최성호 | 19591202 | 영상디스플레이 지원팀장 | 구주 경영지원팀장 | 성균관대 |
| 상무 | 최영준 | 19620211 | DS 지원팀 담당임원 | 교육파견 | 부산대 |
| 상무 | 한기엽 | 19600229 | 메모리 FAB팀장 | 메모리 FAB센터 담당임원 | 인하대 |
| 상무 | 한명섭 | 19570505 | SAMEX법인장 | 영상디스플레이 Global CS팀장 | 아주대(碩士) |
| 상무 | 한민호 | 19600226 | DMC 인사팀 담당임원 | 수원지원 인사팀장 | 중앙대 |
| 상무 | 한우성 | 19580602 | 메모리 기술팀장 | 메모리 공정개발팀 담당임원 | 스위스연방공과대(博士) |
| 상무 | 황득규 | 19590606 | DS 구매팀장 | 반도체 구매팀 담당임원 | Boston Univ.(碩士) |
| 상무 | 강영호 | 19610127 | 컴퓨터시스템 전략마케팅팀 담당임원 | 메모리 전략마케팅팀 담당임원 | Univ. of South Carolina(碩士) |
| 상무 | 고열진 | 19580414 | SEA ADC장 | SAMEX 담당임원 | 경북대(碩士) |
| 상무 | 권강현 | 19570110 | MSC 컨텐츠서비스팀장 | Mobile Solution센터 모바일운영그룹장 | Univ. of Illinois, Urbana-Champaign(碩士) |
| 상무 | 권계현 | 19640701 | GMO 담당임원 | 홍보팀 담당임원 | Univ.of Edinburgh(碩士) |
| 상무 | 김경헌 | 19601221 | 경협사무국 담당임원 | 영상디스플레이 지원팀 담당부장 | Univ. of Chicago(碩士) |
| 상무 | 김규출 | 19600323 | 종합기술원 연구전략팀 담당임원 | 인도연구소장 | 성균관대 |
| 상무 | 김기태 | 19591129 | 메모리 영업팀 담당임원 | 메모리 영업팀장 | 전북대 |
| 상무 | 김병균 | 19630709 | DMC 지원팀 담당임원 | 경영혁신팀 담당임원 | Stanford Univ.(碩士) |
| 상무대우 | 김영준 | 19590812 | 디자인연구소장 | 영상전략마케팅팀 수석 | 영남대 |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 상무 | 김의탁 | 19580604 | 한국총괄 마케팅팀장 | 국내영업 마케팅팀 담당임원 | 한국외국어대 |
| 상무 | 김인회 | 19640625 | 일본본사 담당임원 | 일본본사 담당부장 | 한국과학기술원(碩士) |
| 상무 | 김전득 | 19591121 | 생활가전 Global제조팀장 | SEPHIL법인장 | 국민대 |
| 상무 | 김진식 | 19601023 | 중남미 경영지원팀장 | 해외지원팀 담당임원 | 연세대 |
| 상무 | 김태흥 | 19590722 | 메모리 FAB팀장 | SAS 담당임원 | 경북대 |
| 상무 | 김태성 | 19590809 | DS 구매팀 담당임원 | 메모리 생산기술팀장 | 홍익대 |
| 상무대우 | 김하수 | 19571103 | 무선 제품기술팀 담당임원 | 메카 담당부장 | 창원전문대 |
| 상무 | 김홍기 | 19610717 | Global ERP T/F 담당임원 | 경리팀 담당부장 | 고려대 |
| 상무 | 류인 | 19601021 | SSEC 담당임원 | 컴퓨터시스템 지원팀장 | 서울대 |
| 상무 | 박광기 | 19630525 | TSE-S법인장 | 인사팀 담당임원 | Chulalongkon University(碩士) |
| 상무 | 박영규 | 19590920 | 메모리 기술팀장 | 메모리 설비개발팀장 | 고려대(博士) |
| 상무 | 박영욱 | 19630412 | SSW 담당임원 | 반도체 기획팀 담당임원 | 한국과학기술원(博士) |
| 상무 | 박우순 | 19571227 | SEP법인장 | 무선 전략마케팅팀 담당임원 | 성균관대 |
| 상무 | 박주하 | 19580916 | 무선 전략마케팅팀 담당임원 | 무선 전략마케팅팀 담당부장 | 서울대 |
| 상무 | 박찬형 | 19591027 | SELS법인장 | 해외지원팀 담당임원 | 성균관대 |
| 상무 | 박학규 | 19631007 | 사업지원팀 담당임원 | 전략지원팀 담당임원 | 한국과학기술원(碩士) |
| 상무 | 박현종 | 19630203 | 생활가전 전략마케팅팀 담당임원 | 국내영업 마케팅팀 담당임원 | 성균관대 |
| 상무 | 배영창 | 19591130 | 메모리 영업팀 담당임원 | 메모리 전략마케팅팀 담당임원 | 명지대 |
| 상무 | 서병훈 | 19630712 | System LSI Foundry사업개발팀장 | System LSI ASIC/Foundry사업개발팀장 | Carnegie Mellon Univ.(博士) |
| 상무 | 서영복 | 19590821 | 네트워크 Global제조팀장 | 네트워크 제조팀 담당부장 | 경북대(碩士) |
| 상무대우 | 송현명 | 19601014 | 무선 기구개발팀장 | 무선 기구개발팀 담당임원 | 서울대(碩士) |
| 상무 | 안동기 | 19600102 | SELSK법인장 | LCD Module센터 담당임원 | 아주대 |
| 상무 | 안중구 | 19570717 | 생활가전 전략마케팅팀 담당임원 | SELA법인장 | 한양대 |
| 상무 | 안중현 | 19630310 | 메모리 기획팀장 | 경영기획팀 담당임원 | 한국과학기술원(碩士) |
| 상무 | 안찬영 | 19600403 | DS 인사팀 담당임원 | 인사팀 담당임원 | 계명대 |
| 상무 | 유석운 | 19591122 | 일본본사 담당임원 | LCD 설비구매팀장 | 성균관대 |
| 상무 | 유영복 | 19540609 | SEV법인장 | SIEL 생산Div.장 | 인천전문대 |
| 상무 | 유재영 | 19581215 | 디스플레이전략마케팅팀장 | 디지털카메라 Global운영팀장 | 성균관대 |
| 상무 | 은주상 | 19580712 | 디지털프린팅 전략마케팅팀 담당임원 | SER 담당임원 | 한국외국어대 |
| 상무 | 이경구 | 19590401 | 네트워크 지원팀장 | 네트워크 지원팀 담당부장 | 연세대 |
| 상무 | 이동철 | 19620501 | 일본본사 담당임원 | 메모리 기술기획팀장 | 연세대 |
| 상무 | 이병식 | 19580407 | SSKMT법인장 | SSKMT 담당부장 | 경북대 |
| 상무 | 이석준 | 19621109 | DMC Global지원팀 담당임원 | 해외지원팀 담당임원 | Washington Univ. in St. Louis(博士) |
| 상무 | 이수철 | 19620802 | 메모리 YE팀장 | System LSI 양산기술팀장 | 서강대 |
| 상무 | 이영진 | 19610314 | Global ERP T/F 담당임원 | 경영혁신팀 담당부장 | 한국과학기술원(博士) |
| 상무 | 이용 | 19600525 | 한국총괄 담당임원 | 생활가전 지원팀 담당임원 | 중앙대 |
| 상무대우 | 이용태 | 19621008 | DMC연구소 IPS팀 담당임원 | 디지털미디어연구소 기술전략팀 담당임원 | West Virginia Univ.(博士) |
| 상무 | 이정영 | 19641101 | LCD 제조팀 담당임원 | HD LCD제조팀 담당임원 | 한국과학기술원(博士) |
| 상무 | 이준영 | 19590830 | 영상디스플레이 구매팀장 | SEH-P법인장 | 숭실대 |
| 상무 | 이충로 | 19580525 | SSA법인장 | Tehran지점장 | 한국과학기술원(碩士) |
| 상무 | 이하동 | 19590529 | 디지털프린팅 Global CS팀장 | 디지털프린팅 Global제조팀장 | 경북대 |
| 상무 | 임석우 | 19611110 | 신사업팀 담당임원 | 경영지원팀 담당임원 | 서울대(碩士) |
| 상무 | 임선홍 | 19590405 | SERC PM장 | CIS 마케팅팀장 | Univ. of Illinois, Urbana-Champaign(碩士) |
| 상무 | 임종권 | 19571123 | 무선 Global구매팀 담당임원 | 무선 개발팀 담당부장 | 숭실대 |
| 상무 | 장성기 | 19590114 | LCD 인사팀 담당임원 | Mobile LCD 인사팀장 | 고려대(碩士) |
| 상무 | 장유춘 | 19600224 | 생활가전 구매팀장 | 중국IPC장 | 한양대 |
| 상무 | 장재수 | 19620720 | SISA법인장 | 통신연구소 기술기획그룹장 | Syracuse Univ.(碩士) |
| 상무 | 전현구 | 19581221 | System LSI Command Center장 | System LSI 품질팀장 | 성균관대(碩士) |
| 상무 | 정현석 | 19611118 | GMO 마케팅전략팀장 | STA 담당임원 | 서울대(碩士) |
| 상무 | 조용철 | 19620117 | 동남아 마케팅팀장 | GMO 마케팅전략팀 담당임원 | 서강대 |
| 상무 | 조창규 | 19580619 | 한국총괄 전략유통영업팀 담당임원 | 국내영업 전략유통영업팀 담당임원 | 중앙대 |
| 상무 | 주은기 | 19610128 | 경영지원팀 담당임원 | 감사팀 담당임원 | 한국과학기술원(碩士) |
| 상무 | 최규상 | 19581009 | Infra지원센터 Facility팀 담당임원 | 메모리 FAB팀 담당임원 | 광운대 |

| 직 위 | 성 명 | 생년월일 | 담당업무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 상무 | 한승환 | 19640709 | 경영전략팀 담당임원 | 인사지원팀 담당임원 | 서울대 |
| 상무 | 황주용 | 19580824 | 스토리지 지원팀장 | DP센터 지원팀장 | 부산대 |
| 상무 | 강완모 | 19570609 | SESL법인장 | LCD Module팀장 | 아주대(碩士) |
| 상무 | 김근배 | 19620612 | DMC 홍보팀 담당임원 | 구주 인사팀장 | 서울대 |
| 상무 | 김문수 | 19630122 | SEUK Set Div.장 | GMO 브랜드전략팀장 | 고려대 |
| 상무 | 김유영 | 19581004 | SIEL-S 담당임원 | 서남아 마케팅팀장 | 한국외국어대 |
| 상무 | 김재춘 | 19600410 | SEA DIT Div.장 | 디스플레이전략마케팅팀 담당부장 | 한국외국어대 |
| 상무 | 김재홍 | 19590123 | System LSI 영업팀 담당임원 | System LSI 생산기획팀장 | 숭실대 |
| 상무 | 김철진 | 19571125 | 무선 전략마케팅팀 담당임원 | 무선 해외영업팀장 | 한양대(碩士) |
| 상무 | 노승만 | 19590725 | 커뮤니케이션팀 담당임원 | 홍보팀 담당임원 | 경희대 |
| 상무 | 노희찬 | 19611001 | 감사팀 담당임원 | 경영지원팀 담당임원 | 연세대 |
| 상무 | 류택원 | 19580923 | 무선 제품기술팀 담당임원 | 무선 제품기술팀 담당부장 | 경북대(碩士) |
| 상무 | 민정기 | 19591226 | System LSI 사업기획그룹장 | System LSI 기획그룹장 | 성균관대 |
| 상무 | 박남호 | 19580628 | SAS 담당임원 | 동남아 담당부장 | San Francisco State Univ.(碩士) |
| 상무 | 박병은 | 19600527 | SEDA-P(C)법인장 | SEDA 담당임원 | 부산대 |
| 상무 | 박상득 | 19600823 | CS환경 품질혁신팀장 | CS경영 품질보증팀 담당임원 | 연세대(碩士) |
| 상무 | 박상준 | 19590910 | 메모리 양산QA팀장 | 메모리 품질팀 담당임원 | 영남대 |
| 상무 | 박제형 | 19571222 | SAVINA법인장 | SGE법인장 | 경희대 |
| 상무 | 방용주 | 19561107 | 종합기술원 기술기획팀 담당임원 | CTO 기술기획팀 담당임원 | 연세대(碩士) |
| 상무 | 송주호 | 19591106 | 무선 상품전략팀 담당임원 | SEM-S법인장 | 한국외국어대 |
| 상무 | 심혁재 | 19580607 | SEPCO법인장 | 비데오 전략마케팅팀 담당부장 | 성균관대 |
| 상무 | 양원택 | 19581106 | 서남아 경영지원팀장 | 디지털프린팅 지원팀 담당부장 | 경북대(碩士) |
| 상무 | 우종삼 | 19610718 | DMC 홍보팀 담당임원 | 홍보팀 담당임원 | 단국대(碩士) |
| 상무 | 윤두표 | 19601006 | 무선 Global CS팀 담당임원 | 무선 제품기술팀 담당임원 | 경북대 |
| 상무 | 윤승로 | 19620310 | 무선 상품전략팀 담당임원 | 무선 전략마케팅팀 담당임원 | 서울대 |
| 상무 | 이경진 | 19591028 | TP센터 제조팀장 | DP센터 제조팀장 | 인하대 |
| 상무 | 이남혁 | 19590405 | 생활가전 지원팀 담당임원 | 일본본사 담당임원 | 건국대 |
| 상무 | 이동진 | 19560803 | 생산기술연구소 VIP센터장 | CTO 개발혁신팀 담당임원 | Univ. of Arizona(碩士) |
| 상무대우 | 이수형 | 19621006 | 법무실 담당임원 | 법무실 담당임원 | 한양대 |
| 상무 | 이순영 | 19590415 | 무선 Global운영팀장 | 무선 Global제조팀 담당임원 | 성균관대 |
| 상무 | 이위수 | 19580129 | 메모리 EDS팀장 | 메모리 FAB팀 담당임원 | 서강대 |
| 상무대우 | 이인정 | 19611023 | 종합기술원 IP전략팀 담당임원 | IP법무팀장 | Franklin Pierce(碩士) |
| 상무 | 이재호 | 19631105 | LCD 기술기획팀장 | LCD 경영지원실 담당부장 | 서울대 |
| 상무 | 이종진 | 19610731 | 업무지원실 담당임원 | 기획홍보팀 담당임원 | 고려대 |
| 상무 | 이준수 | 19630917 | IRO | 인사팀 담당임원 | 서울대 |
| 상무 | 이진중 | 19600721 | SEBJ법인장 | SESY법인장 | 성균관대 |
| 상무 | 이태성 | 19580625 | 디지털프린팅 전략마케팅팀 담당임원 | 디지털프린팅 전략마케팅팀 담당부장 | 숭실대 |
| 상무 | 이현덕 | 19610307 | 메모리 기술팀장 | 메모리 공정개발팀 담당임원 | Univ. of Florida(博士) |
| 상무 | 이홍식 | 19570525 | 중국 경영혁신팀장 | 중국 물류팀장 | 경상대 |
| 상무대우 | 정정규 | 19581120 | Global ERP T/F 담당임원 | 경영혁신팀 담당임원 | 영남대 |
| 상무 | 조낙봉 | 19600102 | 중국 SESY법인장 | 중국 마케팅팀 담당임원 | 한국과학기술원(碩士) |
| 상무 | 조재철 | 19591015 | 중국 CS팀장 | CS경영 글로벌SVC팀 담당부장 | 한양대 |
| 상무 | 최경식 | 19620308 | 구주 SEPOL법인장 | 네트워크 Internet Infra사업팀 담당임원 | 한양대(碩士) |
| 상무 | 최구연 | 19621021 | SEAU법인장 | 영상전략마케팅팀 담당임원 | 한양대 |
| 상무 | 최윤호 | 19620111 | 구주 경영지원팀장 | 경영지원팀 담당임원 | 성균관대 |
| 상무 | 한광섭 | 19610512 | DMC 홍보팀 담당임원 | 교육파견 | 성균관대(碩士) |
| 상무 | 황해진 | 19590509 | SESC법인장 | 컴퓨터시스템 Global CS팀장 | 아주대(碩士) |
| 상무 | 강성철 | 19590219 | LCD 자재구매팀 담당임원 | LCD 공정개발팀 수석 | 고려대(博士) |
| 상무대우 | 강윤제 | 19680808 | 영상디스플레이 디자인그룹 담당임원 | 영상전략마케팅팀 디자인 수석 | 청주대 |
| 상무 | 권영노 | 19621223 | 감사팀 담당임원 | 경영컨설팅실 담당임원 | 성균관대 |
| 상무 | 권영찬 | 19640820 | LCD Global운영팀장 | LCD 마케팅팀 담당부장 | 한국과학기술원(碩士) |
| 상무 | 김명호 | 19620511 | 메모리 전략마케팅팀 담당임원 | 메모리 상품기획팀 담당부장 | 중앙대 |
| 상무 | 김봉회 | 19571215 | DS 경영혁신팀 담당임원 | 경영혁신팀 담당임원 | 성균관대 |
| 상무 | 김상무 | 19610504 | 컴퓨터시스템 전략마케팅팀 담당임원 | 컴퓨터시스템 전략마케팅팀 담당부장 | 서울대 |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 상무 | 김석범 | 19591117 | SEDA-S 영업Div.장 | SAMCOL법인장 | 인하대 |
| 상무 | 김세현 | 19620114 | LCD 지원팀 담당임원 | 생산기술연구소 지원팀장 | 서울대(碩士) |
| 상무 | 김완표 | 19620202 | 업무지원실 담당임원 | 기획홍보팀 담당임원 | 부산대(博士) |
| 상무 | 김용관 | 19631218 | 사업지원팀 담당임원 | 전략지원팀 담당임원 | Thunderbird(碩士) |
| 상무 | 김용회 | 19610214 | 영상디스플레이 구매팀 담당임원 | 영상디스플레이 구매팀 담당부장 | 광운대 |
| 상무 | 김윤식 | 19600724 | 메모리 CS팀장 | 메모리 품질팀 담당부장 | 중앙대 |
| 상무 | 김정원 | 19650104 | 생활가전 지원팀 담당임원 | 전략지원팀 담당부장 | 서울대 |
| 상무 | 김창만 | 19621017 | LCD 전략마케팅팀 담당임원 | SSI 담당임원 | 중앙대 |
| 상무 | 김환 | 19621014 | 무선 기획팀장 | 네트워크 기획그룹장 | 연세대(碩士) |
| 상무 | 남궁범 | 19640115 | 경영지원팀 담당임원 | 재경팀 담당임원 | 고려대 |
| 상무 | 박경군 | 19611001 | 무선 Global구매팀 담당임원 | TSTC 담당부장 | 동아대 |
| 상무 | 박세권 | 19620422 | 한국총괄 마케팅팀 담당임원 | 국내영업 마케팅팀 담당임원 | 성균관대 |
| 상무 | 박영철 | 19620907 | SEUC법인장 | 구주 마케팅팀장 | 한국과학기술원(碩士) |
| 상무 | 박용기 | 19630427 | 경영전략팀 담당임원 | 인사지원팀 담당임원 | 한국과학기술원(碩士) |
| 상무 | 박은수 | 19590613 | 한국총괄 B2B영업팀 담당임원 | 국내영업 B2B영업팀 담당임원 | 건국대(碩士) |
| 상무 | 박인섭 | 19620221 | LCD 전략마케팅팀 담당임원 | SSS법인장 | 북경대(碩士) |
| 상무 | 박진 | 19610210 | 영상디스플레이 구매팀 담당임원 | 경영기획팀 담당부장 | 성균관대(碩士) |
| 상무 | 배경성 | 19630220 | 메모리 FAB팀 담당임원 | 메모리제조센터 담당임원 | 한양대(碩士) |
| 상무 | 배하기 | 19600428 | 스토리지 제조팀장 | 스토리지 제조팀 담당부장 | 연세대(碩士) |
| 상무 | 백정호 | 19600625 | 무선 제품기술팀 담당임원 | 감사팀 담당임원 | 경북대(碩士) |
| 상무 | 서정훈 | 19630221 | 종합기술원 기술기획팀 담당임원 | CTO 기술기획팀 담당임원 | 고려대 |
| 상무 | 서중채 | 19591225 | SEA CS Div.장 | 동남아 CS팀장 | 아주대 |
| 상무 | 석경협 | 19601013 | 네트워크영업팀 담당임원 | 네트워크영업팀 담당부장 | 서울시립대 |
| 상무 | 심원환 | 19590628 | 구미지원센터 담당임원 | 구미지원센터 담당부장 | 경북대(碩士) |
| 상무 | 심재석 | 19620817 | LCD 고객기술지원팀 담당임원 | HD LCD 품질보증팀장 | 한국과학기술원(碩士) |
| 상무 | 안태혁 | 19620513 | 메모리 E기술팀장 | 메모리 공정개발팀 담당임원 | Nagoya University(博士) |
| 상무 | 유성 | 19600806 | 중아 경영지원팀장 | 중아 담당부장 | 전북대 |
| 상무 | 윤철운 | 19621121 | 영상디스플레이 Global CS팀장 | 영상디스플레이 개발팀 담당부장 | 한국과학기술원(碩士) |
| 상무 | 이경식 | 19641106 | 영상전략마케팅팀 담당임원 | 모니터 개발팀 담당부장 | 한양대 |
| 상무 | 이봉진 | 19610117 | TP센터 지원팀장 | DP센터 지원팀장 | 홍익대 |
| 상무 | 이상룡 | 19571028 | 무선 전략마케팅팀 담당임원 | 무선 해외영업팀 담당부장 | 서울대 |
| 상무 | 이용배 | 19611006 | 무선 상품전략팀 담당임원 | 무선 전략마케팅팀 담당임원 | Rensselaer Polytechnic Inst.(RPI)(碩士) |
| 상무 | 임관택 | 19600815 | LCD 제조팀 담당임원 | HD LCD제조팀 담당임원 | 연세대 |
| 상무 | 장시호 | 19610710 | SEH-P법인장 | 디지털미디어 제조기술센터장 | 한양대 |
| 상무 | 전용성 | 19580605 | SESH법인장 | SESY법인장 | 건국대 |
| 상무 | 정수연 | 19610416 | 무선 한국제조팀장 | 무선 Global제조팀 담당임원 | 금오공대 |
| 상무 | 정진동 | 19610706 | DMC Global지원팀 담당임원 | 해외지원팀 담당임원 | 영남대 |
| 상무 | 조광우 | 19580119 | SIEL-P법인장 | SDMA법인장 | 한양대 |
| 상무 | 조호석 | 19630725 | 무선 인사팀장 | 정보통신 인사팀 담당임원 | 영남대 |
| 상무 | 최영호 | 19630709 | TSTC 담당임원 | 경영진단팀 담당부장 | 경북대 |
| 상무 | 하상록 | 19611114 | System LSI FAB팀장 | System LSI FAB팀 담당임원 | Stevens Inst. of Tech.(博士) |
| 상무 | 한순동 | 19611205 | 첨단기술연수소장 | 인력개발원 담당부장 | 서강대(碩士) |
| 상무 | 황동준 | 19600925 | 경영지원팀 담당임원 | 재경팀 담당임원 | 숭실대 |
| 상무 | 강봉용 | 19640104 | SESS 담당임원 | 반도체 경영지원팀 담당부장 | 고려대 |
| 상무 | 권윤호 | 19580903 | 무선 Global구매팀 담당임원 | 무선 구매팀 담당부장 | 고려대 |
| 상무 | 김강준 | 19610610 | 경영지원팀 담당임원 | 경영지원팀 담당부장 | 서강대 |
| 상무 | 김낙순 | 19600410 | 컴퓨터시스템 Global구매팀장 | 컴퓨터시스템 구매팀장 | 성균관대 |
| 상무 | 김도형 | 19580909 | 생활가전 Global운영팀장 | 디지털AV Global운영팀 담당부장 | 아주대 |
| 상무 | 김성현 | 19590525 | System LSI 마케팅팀 담당임원 | System LSI 전략마케팅팀 담당임원 | 성균관대 |
| 상무 | 김수봉 | 19601130 | DS 기획팀 담당임원 | 반도체 기획팀 담당임원 | 한국과학기술원(碩士) |
| 상무 | 김언수 | 19630205 | GMO 브랜드전략팀장 | GMO 브랜드전략팀 담당임원 | 고려대 |
| 상무 | 김영희 | 19630219 | SAS 담당임원 | SAS 수석 | 중앙대 |
| 상무 | 김정호 | 19640415 | 경영지원팀 담당임원 | 재경팀 담당임원 | Emory Univ.(碩士) |
| 상무 | 김진환 | 19591204 | 디스플레이전략마케팅팀 담당임원 | 디스플레이전략마케팅팀 담당부장 | 부산대 |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 상무 | 명성완 | 19620328 | SEBN법인장 | VD EVO 담당부장 | 한국외국어대 |
| 상무 | 문대철 | 19630829 | 일본본사 담당임원 | 일본본사 담당부장 | 고려대 |
| 상무 | 박인수 | 19610617 | LCD 자재구매팀 담당임원 | LCD 자재구매팀 담당임원 | 한양대 |
| 상무 | 박정준 | 19610616 | 중국전자총괄 담당임원 | 중국 마케팅팀 담당임원 | 홍익대 |
| 상무 | 박태규 | 19610115 | 중국본사 담당임원 | 중국본사 담당부장 | 서울시립대 |
| 상무 | 상재호 | 19630221 | System LSI FAB팀 담당임원 | System LSI FAB팀장 | 한양대 |
| 상무 | 손을락 | 19590824 | SSI 담당임원 | Mobile LCD마케팅팀 담당임원 | 영남대(碩士) |
| 상무 | 송원 | 19630310 | LCD 제조팀 담당임원 | HD LCD제조팀 수석 | 고려대(碩士) |
| 상무 | 안길업 | 19601118 | DS 지원팀 담당임원 | SEP법인장 | 서울대 |
| 상무 | 안정태 | 19640213 | SSI 담당임원 | 재경팀 담당임원 | Univ. of Illinois, Urbana-Champaign(碩士) |
| 상무 | 양수형 | 19591201 | 한국총괄 B2B영업팀 담당임원 | 국내영업 솔루션사업팀 담당임원 | Waseda Univ.(碩士) |
| 상무 | 유정식 | 19600919 | LCD 제조팀 담당임원 | Mobile LCD제조팀 담당임원 | 경희대 |
| 상무 | 윤기홍 | 19600306 | SME법인장 | SAPL SET Div.장 | 한국과학기술원(碩士) |
| 상무대우 | 이기학 | 19611221 | CS환경 환경전략팀장 | CS경영 제품환경팀장 | 성균관대(碩士) |
| 상무 | 이병하 | 19620625 | 일본본사 담당임원 | 일본본사 담당부장 | Tokyo Univ.(碩士) |
| 상무 | 이봉주 | 19630208 | 메모리 인사팀장 | 메모리 인사팀 담당임원 | 한국과학기술원(碩士) |
| 상무 | 이상국 | 19601119 | 무선 중국휴대폰부문 담당임원 | 무선 전략마케팅팀 담당부장 | 부산대 |
| 상무 | 이상수 | 19600727 | SERK법인장 | SAMEX 담당임원 | 성균관대 |
| 상무 | 이상헌 | 19601023 | TP센터 제조팀장 | DP센터 제조팀장 | 국민대 |
| 상무 | 이윤 | 19590622 | SELA법인장 | 중남미총괄 마케팅팀장 | Univ. of Washington, Seattle(碩士) |
| 상무 | 이재일 | 19620320 | 종합기술원 인사팀장 | 기술총괄 지원팀 담당임원 | 광운대 |
| 상무 | 이철희 | 19601212 | 스토리지 전략마케팅팀장 | 메모리 영업팀장 | 한국과학기술원(碩士) |
| 상무 | 이춘재 | 19591029 | 영상디스플레이 Global운영팀장 | 영상디스플레이 Global운영팀 담당부장 | 경북대 |
| 상무 | 장성학 | 19630925 | 무선 개발관리팀 담당임원 | 무선 전략마케팅팀 담당임원 | 아주대(碩士) |
| 상무대우 | 장호식 | 19631013 | 종합기술원 IP전략팀 담당임원 | IP법무팀 담당임원 | Franklin Pierce Law Center(碩士) |
| 상무 | 전용성 | 19621110 | 무선 전략마케팅팀 담당임원 | 무선 전략마케팅팀 담당부장 | 한국외국어대(碩士) |
| 상무 | 정경진 | 19610608 | SAMEX 담당임원 | 디지털미디어 지원팀 담당임원 | 충남대 |
| 상무 | 정광영 | 19610812 | 감사팀 담당임원 | 경영지원팀 담당임원 | 한양대 |
| 상무 | 정부석 | 19581211 | 상생협력실 담당임원 | 구매전략팀 담당부장 | 서강대 |
| 상무 | 정석진 | 19581003 | 한국총괄 마케팅팀 담당임원 | 국내영업 B2B영업팀 담당임원 | 중앙대 |
| 상무 | 정영덕 | 19620201 | 영상디스플레이 지원팀 담당임원 | 영상디스플레이 지원팀 담당부장 | 고려대 |
| 상무 | 정찬범 | 19630116 | 생활가전 지원팀 담당임원 | SEV 담당임원 | 삼성전자기술대학 |
| 상무 | 조홍식 | 19610118 | SAPL 반도체 Div.장 | HD LCD마케팅팀 담당임원 | 한국외국어대 |
| 상무 | 진영주 | 19610324 | SAMCOL법인장 | 영상디스플레이마케팅팀 담당부장 | 한국외국어대 |
| 상무 | 채창훈 | 19620404 | 경영지원팀 담당임원 | 경영혁신팀 담당임원 | 성균관대 |
| 상무 | 최한영 | 19601210 | SECD법인장 | SECD 담당부장 | 건국대(碩士) |
| 상무 | 홍석현 | 19630203 | SSI 담당임원 | SSI 담당부장 | 건국대 |
| 상무대우 | 황창환 | 19590709 | 무선 상품전략팀 담당임원 | 무선 전략마케팅팀 담당임원 | 홍익대 |
| 상무 | 강봉구 | 19620105 | 영상전략마케팅팀 담당임원 | 영상전략마케팅팀 담당부장 | 홍익대 |
| 상무 | 강주성 | 19610728 | 메모리 개발QA팀장 | 메모리 CS팀 수석 | 항공대 |
| 상무 | 김동욱 | 19630926 | 컴퓨터시스템 Global CS팀장 | 컴퓨터시스템 개발팀 수석 | 한국과학기술원(博士) |
| 상무 | 김상철 | 19610108 | Global ERP T/F 담당임원 | Global ERP T/F 담당부장 | 한양대(碩士) |
| 상무 | 김선봉 | 19630824 | 무선 전략마케팅팀 담당임원 | SGE법인장 | 성균관대 |
| 상무 | 김승구 | 19610514 | CIS CS팀장 | CIS RCS 담당부장 | 고려대 |
| 상무 | 김영일 | 19590406 | LCD Module센터 담당임원 | LCD Module센터 담당부장 | 국민대 |
| 상무 | 김재현 | 19621224 | 한국총괄 B2B영업팀 담당임원 | 국내영업 B2B영업팀 담당부장 | 고려대 |
| 상무 | 김준영 | 19660513 | 무선 상품전략팀 담당임원 | 무선 전략마케팅팀 담당부장 | 서울대 |
| 상무 | 박문호 | 19641228 | 감사팀 담당임원 | 감사팀 담당부장 | 성균관대 |
| 상무 | 박의수 | 19630224 | LCD 제조팀 담당임원 | HD LCD제조팀 수석 | Univ. of Michigan, Ann Arbor(博士) |
| 상무 | 박철우 | 19601003 | 디스플레이전략마케팅팀 담당임원 | 디스플레이전략마케팅팀 담당부장 | 한국과학기술원(碩士) |
| 상무 | 박희홍 | 19610207 | SEIN-S법인장 | 디지털AV 전략마케팅팀 담당부장 | Univ. of Illinois, Chicago(碩士) |
| 상무 | 서기용 | 19601117 | 전략마케팅팀 담당임원 | 정보통신 경영지원실 담당부장 | 연세대(碩士) |
| 상무 | 서홍범 | 19611016 | LCD 전략마케팅팀 담당임원 | 일본본사 담당부장 | 고려대 |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 상무 | 선희복 | 19580728 | 생활가전 Global CS팀장 | 생활가전 품질경쟁력강화T/F 담당부장 | 서울대 |
| 상무 | 신재천 | 19620606 | 구주 CS팀장 | 구주 ECC장 | 경희대(碩士) |
| 상무 | 양걸 | 19621002 | 메모리 영업팀 담당임원 | 메모리 영업팀장 | 서강대(碩士) |
| 상무 | 오영선 | 19620702 | System LSI 양산기술팀장 | System LSI 양산기술팀 수석 | 인하대 |
| 상무 | 오준호 | 19610614 | SDMA법인장 | 영상디스플레이 Global운영팀 담당부장 | 한양대 |
| 상무 | 요한 | 19670919 | 사업지원팀 담당임원 | 사업지원팀 담당부장 | Harvard Univ.(碩士) |
| 상무 | 유근익 | 19581214 | 무선 전략마케팅팀 담당임원 | 무선 전략마케팅팀 담당부장 | 영남대 |
| 상무 | 유재설 | 19630719 | 영상전략마케팅팀 담당임원 | 영상전략마케팅팀 담당부장 | 서강대 |
| 상무 | 이승호 | 19630219 | 일본본사 담당임원 | HD LCD마케팅팀 담당부장 | 아주대 |
| 상무 | 전봉주 | 19601004 | 무선 지원팀 담당임원 | 무선 지원팀 담당부장 | 경북대 |
| 상무 | 정준교 | 19650315 | STA 담당임원 | 업무지원실 담당부장 | 서울대(碩士) |
| 상무 | 최상래 | 19580519 | LCD 품질보증팀 담당임원 | LCD Module센터 담당임원 | 광운대 |
| 상무 | 최진원 | 19630509 | SEM-S법인장 | 무선 전략마케팅팀 담당부장 | 한국과학기술원(碩士) |
| 상무 | 최진원 | 19660915 | 경영전략팀 담당임원 | 경영전략팀 담당부장 | 서울대 |
| 상무 | 최철 | 19620522 | SEHK 담당임원 | SET 담당부장 | 청화대(碩士) |
| 상무 | 추종석 | 19620914 | SEA DCE Div. 담당임원 | SEA DCE Div. 담당부장 | Univ. of Missouri, Columbia(碩士) |
| 상무 | 한재수 | 19620628 | SSEG법인장 | SSEL법인장 | 성균관대 |
| 상무 | 황인대 | 19600413 | 네트워크 전략마케팅팀 담당임원 | 네트워크 전략마케팅팀 담당부장 | 한국외국어대 |
| 상무 | 황일 | 19620418 | SEGZ법인장 | SEGZ 담당부장 | 한국과학기술원(碩士) |
| 상무 | 황지호 | 19600724 | DMC 구매팀 담당임원 | 싱가폴IPC장 | 한양대 |
| 연구위원 | 조병덕 | 19550530 | DMC연구소장 | 통신연구소장 | 연세대 |
| 연구위원 | 김영기 | 19621118 | DMC연구소 시스템연구팀장 | 통신연구소 차세대시스템연구팀장 | Univ. of Southern California(博士) |
| 연구위원 | 이원성 | 19590125 | System LSI LSI개발실장 | 메모리연구소장 | Stanford Univ.(博士) |
| 연구위원 | 김기남 | 19580414 | 반도체연구소장 | 메모리 DRAM개발실장 | Univ. of California, LA(博士) |
| 연구위원 | 이원식 | 19560727 | LCD 개발팀장 | 메모리 품질보증실장 | Univ. of Maryland, Coll. Park(博士) |
| 연구위원 | 이철환 | 19541113 | 무선 개발실장 | 무선 개발팀장 | 경북대 |
| 연구위원 | 정칠희 | 19561209 | 메모리 Flash개발실장 | LSI개발실장 | Michigan State Univ.(博士) |
| 연구위원 | 김형걸 | 19530329 | LCD 개발팀장 | HD LCD DID개발팀장 | Univ. of Detroit Mercy(碩士) |
| 연구위원 | 김기호 | 19580807 | 종합기술원 Digital System연구소장 | 통신연구소 차세대시스템연구팀 담당임원 | Univ. of Texas, Austin(博士) |
| 연구위원 | 전영현 | 19601220 | 메모리 DRAM개발실장 | 메모리 DRAM설계팀장 | 한국과학기술원(博士) |
| 연구위원 | 정태성 | 19601118 | 메모리 Flash Solution개발팀장 | 메모리 상품기획팀장 | Univ. of Wisconsin, Madison(博士) |
| 연구위원 | 조세제 | 19540412 | 네트워크 시스템개발팀장 | 네트워크 WiMAX개발팀장 | 경북대(碩士) |
| 연구위원 | 천방훈 | 19570619 | 인도연구소장 | 종합기술원 Digital System연구소 담당임원 | 서울대 |
| 연구위원 | 김종민 | 19560513 | 종합기술원 FRL장 | 종합기술원 담당임원 | New Jersey Inst. of Technologies(博士) |
| 연구위원 | 김창현 | 19591203 | 메모리 상품기획팀장 | 메모리 ATD팀장 | Univ. of Michigan, Ann Arbor(博士) |
| 연구위원 | 김헌배 | 19600606 | 무선 개발팀장 | 무선 개발팀장 | 숭실대 |
| 연구위원 | 유인경 | 19530116 | 종합기술원 Material&Device연구소장 | 반도체연구소장 | Virginia Tech.(博士) |
| 연구위원 | 이강훈 | 19590517 | 무선 개발팀장 | 무선 전략마케팅팀 담당임원 | 경북대(碩士) |
| 연구위원 | 김동환 | 19580405 | 컴퓨터시스템 개발팀장 | 컴퓨터시스템 Global CS팀장 | 아주대(碩士) |
| 연구위원 | 김봉균 | 19590314 | 무선 개발팀장 | 무선 개발실 담당임원 | 성균관대(碩士) |
| 연구위원 | 김창용 | 19591218 | 종합기술원 Digital System연구소 담당임원 | 종합기술원 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 문주태 | 19620620 | 반도체연구소 공정개발팀장 | 메모리 공정개발팀장 | 한국과학기술원(博士) |
| 연구위원 | 오경석 | 19601001 | 메모리 DRAM PA팀장 | 메모리 차세대연구팀장 | 서울대(碩士) |
| 연구위원 | 이배원 | 19600301 | LCD 고객기술지원팀장 | HD LCD개발팀장 | 한국과학기술원(碩士) |
| 연구위원 | 이윤태 | 19600719 | System LSI Image개발팀장 | System LSI 상품기획팀장 | 한국과학기술원(博士) |
| 연구위원 | 정세웅 | 19621010 | System LSI Media개발팀장 | Home Solution P/J長 | Univ. of Colorado, Boulder(博士) |
| 연구위원 | 최민호 | 19561225 | 디지털프린팅 C-Project T/F장 | 디지털프린팅 선행연구팀장 | 인하대 |
| 연구위원 | 김진자 | 19570103 | 무선 개발팀장 | 무선 개발실 담당임원 | Loyola Marymount Univ.(碩士) |
| 연구위원 | 김현석 | 19610123 | 영상디스플레이 개발팀장 | 영상디스플레이 개발팀 담당임원 | Portland State Univ.(碩士) |
| 연구위원 | 어길수 | 19580216 | DMC연구소 S/W Solution팀장 | 디지털미디어연구소 Intelligent System팀장 | 한국과학기술원(博士) |
| 연구위원 | 최재구 | 19590515 | 무선 개발팀장 | 무선 개발실 담당임원 | 경북대(碩士) |
| 연구위원 | 서동일 | 19611117 | 메모리 DRAM PE팀장 | 메모리 DRAM설계팀 담당임원 | 연세대 |
| 연구위원 | 이용희 | 19620207 | System LSI C&M개발팀장 | System LSI Image개발팀장 | North Carolina State Univ.(博士) |
| 연구위원 | 권도헌 | 19621122 | 무선 개발팀 담당임원 | 유럽연구소장 | 호주 아들레이드대(博士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 연구위원 | 박노열 | 19580209 | 스토리지 개발팀장 | 스토리지 개발팀 담당임원 | 연세대(碩士) |
| 연구위원 | 강호규 | 19610929 | System LSI LSI PA팀장 | System LSI TD팀장 | Stanford Univ.(博士) |
| 연구위원 | 김경호 | 19610203 | DMC연구소 모뎀연구팀장 | 통신연구소 모뎀연구팀장 | 한국과학기술원(博士) |
| 연구위원 | 박동수 | 19620604 | 네트워크 시스템개발팀 담당임원 | 네트워크 WiMAX개발팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 박병하 | 19581204 | System LSI MSC설계팀장 | System LSI RF개발팀장 | Georgia Inst. of Tech.(博士) |
| 연구위원 | 박용종 | 19580901 | 생활가전 개발팀 담당임원 | 생활가전 냉기개발팀장 | Universitat Karlsruhe(博士) |
| 연구위원 | 박용직 | 19570621 | 메모리 DRAM PA팀 담당임원 | 메모리 차세대연구팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 윤백 | 19600518 | 생활가전 개발팀 담당임원 | 생활가전 공조개발팀장 | Univ. of California, LA(博士) |
| 연구위원 | 윤원주 | 19610214 | 네트워크 시스템개발팀 담당임원 | W-CDMA개발팀장 | 경북대 |
| 연구위원 | 이도준 | 19601018 | System LSI Channel개발팀장 | System LSI SOC연구소 담당임원 | Univ. of Hawaii(博士) |
| 연구위원 | 정광영 | 19590720 | 디지털프린팅 개발팀장 | 디지털프린팅 개발팀 담당임원 | 경북대(碩士) |
| 연구위원 | 조승환 | 19620928 | 무선 개발팀 담당임원 | 무선 개발실 담당임원 | 한양대(碩士) |
| 연구위원 | 최동욱 | 19570827 | 종합기술원 Emerging센터 담당임원 | LCD 차세대연구소 담당임원 | 아주대(碩士) |
| 연구위원 | 김경현 | 19610718 | LCD 개발팀 담당임원 | LCD기술센터 담당임원 | Tokyo Institute of Tech(博士) |
| 연구위원 | 김석기 | 19621019 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 한양대 |
| 연구위원 | 김세현 | 19600224 | 종합기술원 개발혁신팀장 | CTO 개발혁신팀장 | 부산대(碩士) |
| 연구위원 | 박상규 | 19600421 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 한양대 |
| 연구위원 | 박재찬 | 19560919 | 종합기술원 Emerging센터 담당임원 | 종합기술원 담당임원 | Princeton Univ.(博士) |
| 연구위원 | 성학경 | 19601121 | 생산기술연구소 금형기술센터장 | 생산기술연구소 기반기술팀장 | Tokyo Institute of Tech(博士) |
| 연구위원 | 유문현 | 19590411 | 반도체연구소 CAE팀장 | 메모리 CAE팀장 | 인하대 |
| 연구위원 | 이석선 | 19581128 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 서강대 |
| 연구위원 | 이종식 | 19610822 | 메모리 Flash PE팀장 | 메모리 Flash개발팀 담당임원 | 인하대 |
| 연구위원 | 정우인 | 19610315 | 종합기술원 Material&Device연구소 담당임원 | 메모리 공정개발팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 정은승 | 19600822 | System LSI TD팀장 | System LSI PA팀장 | Univ. of Texas, Arlington(博士) |
| 연구위원 | 정태홍 | 19610908 | 영상디스플레이 DTV선행개발T/F 담당임원 | 영상디스플레이 개발팀 담당임원 | 한양대 |
| 연구위원 | 조재문 | 19610817 | DMC연구소 N/W Solution팀장 | 디지털미디어연구소 DTV연구팀장 | 한국과학기술원(博士) |
| 연구위원 | 최광수 | 19590126 | LCD 개발팀 담당임원 | Mobile LCD 제품기술그룹장 | 東京工業大(博士) |
| 연구위원 | 최승철 | 19631002 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 경희대 |
| 연구위원 | 최인권 | 19600101 | 네트워크 시스템개발팀 담당임원 | 네트워크 시스템개발팀 수석 | 서울시립대 |
| 연구위원 | 최정혁 | 19620308 | 메모리 Nand PA팀장 | 메모리 Flash PA팀장 | 인하대 |
| 연구위원 | 감도영 | 19600521 | 생산기술연구소 장비기술연구팀 담당임원 | 메카 장비개발팀장 | 경북대(碩士) |
| 연구위원 | 김경섭 | 19640103 | LCD 전략마케팅팀 담당임원 | LCD기술센터 담당임원 | 한양대(碩士) |
| 연구위원 | 김시열 | 19630614 | LCD 공정개발그룹장 | LCD기술센터 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 김용근 | 19591215 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 선행연구팀장 | 서울대(碩士) |
| 연구위원 | 김용제 | 19620415 | DMC연구소 M/M연구팀장 | 디지털미디어연구소 M/M Processing팀장 | 아주대(碩士) |
| 연구위원 | 김태수 | 19590513 | 컴퓨터시스템 개발팀 담당임원 | 컴퓨터시스템 개발팀 수석 | 한국과학기술원(碩士) |
| 연구위원 | 김희덕 | 19630113 | 무선 개발팀 담당임원 | 무선 개발실 수석 | 광운대(碩士) |
| 연구위원 | 윤성홍 | 19600705 | 무선 개발팀 담당임원 | 무선 개발실 수석 | 광운대 |
| 연구위원 | 이상대 | 19570609 | 네트워크 Internet Infra사업팀 담당임원 | 네트워크 Internet Infra사업팀 담당임원 | Univ. of Minnesota, Twin Cities(碩士) |
| 연구위원 | 이효건 | 19620119 | 영상디스플레이 개발팀 담당임원 | IT Solution팀 수석 | 한국과학기술원(博士) |
| 연구위원 | 장인식 | 19590328 | LCD 개발팀 담당임원 | HD LCD개발팀 담당임원 | 한양대 |
| 연구위원 | 진교영 | 19620826 | 반도체연구소 담당임원 | 메모리 차세대연구팀 담당임원 | 서울대(博士) |
| 연구위원 | 최규명 | 19590911 | System LSI Design Technology팀장 | System LSI CAE팀장 | Univ. of Pittsburgh(博士) |
| 연구위원 | 최영규 | 19610329 | 무선 개발실 담당임원 | MP3사업팀장 | 서울대(碩士) |
| 연구위원 | 한백희 | 19581118 | 영상디스플레이 개발팀 담당임원 | DTV개발팀 수석 | 경희대 |
| 연구위원 | 김동우 | 19620210 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 경남대 |
| 연구위원 | 김병환 | 19581227 | 무선 개발팀장 | 무선 개발팀 담당임원 | 고려대 |
| 연구위원 | 김상학 | 19621227 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 아주대 |
| 연구위원 | 김옥현 | 19600406 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | Univ. of Alabama, Hunstsville(博士) |
| 연구위원 | 김태식 | 19580820 | DMC연구소 S/W Platform팀 담당임원 | 통신연구소 S/W센터 담당임원 | 한국과학기술원(碩士) |
| 연구위원 | 김형근 | 19570826 | 생활가전 개발팀 담당임원 | 생활가전 세탁기개발팀 담당임원 | 한국과학기술원(碩士) |
| 연구위원 | 박길재 | 19650524 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 연세대(碩士) |
| 연구위원 | 박진혁 | 19620220 | LCD 개발팀 담당임원 | HD LCD개발팀 담당임원 | 인하대 |
| 연구위원 | 박희원 | 19581201 | 네트워크 Internet Infra사업팀 담당임원 | 네트워크 Internet Infra사업팀 수석 | Ruhr Universitaet(博士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 연구위원 | 신재경 | 19630131 | 메모리 Flash Solution개발팀 담당임원 | 메모리 MCP팀장 | 서울대(碩士) |
| 연구위원 | 오수열 | 19600714 | 네트워크 시스템개발팀 담당임원 | 네트워크 WiMAX개발팀 담당임원 | 아주대 |
| 연구위원 | 이석근 | 19630108 | 무선 개발팀장 | 무선 개발팀 담당임원 | 경북대 |
| 연구위원 | 이원식 | 19620711 | 무선 개발기획팀장 | 무선 개발팀 수석 | Texas A&M-College(碩士) |
| 연구위원 | 이창섭 | 19591218 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 개발팀 수석 | 연세대(碩士) |
| 연구위원 | 임영호 | 19630904 | 메모리 Flash설계팀장 | 메모리 SRAM/NVM개발실 수석 | 경북대 |
| 연구위원 | 장용성 | 19630912 | 무선 개발실 담당임원 | 무선 개발팀 수석 | 연세대(博士) |
| 연구위원 | 장태석 | 19630420 | LCD 개발팀 담당임원 | LCD기술센터 담당임원 | Univ. of Michigan, Ann Arbor(博士) |
| 연구위원 | 장혁 | 19621206 | 종합기술원 Emerging센터 담당임원 | 종합기술원 담당임원 | Univ. of Utah(博士) |
| 연구위원 | 정홍식 | 19620527 | 메모리 DRAM PA팀 담당임원 | 메모리 PRAM개발팀 담당임원 | 연세대(博士) |
| 연구위원 | 조중연 | 19630517 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 서울시립대 |
| 연구위원 | 조한구 | 19580905 | 반도체연구소 Photomask팀장 | 메모리 Photomask팀장 | Univ. of Arizona(博士) |
| 연구위원 | 최주선 | 19630521 | 메모리 DRAM설계팀 담당임원 | 메모리 DRAM팀장 | 한국과학기술원(博士) |
| 연구위원 | 최형 | 19611024 | DMC연구소 S&P Solution팀 담당임원 | 디지털미디어연구소 S&P연구팀 담당임원 | 연세대(博士) |
| 연구위원 | 황은섭 | 19621105 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 경북대(碩士) |
| 연구위원 | 강사윤 | 19610124 | System LSI Package개발팀장 | System LSI IPT팀장 | Univ. of Colorado, Boulder(博士) |
| 연구위원 | 강창진 | 19610826 | 반도체연구소 공정개발팀 담당임원 | 메모리 공정개발팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 구영철 | 19590101 | 무선 개발팀 담당임원 | 컴퓨터시스템 개발팀 수석 | Univ. of Detroit Mercy(碩士) |
| 연구위원 | 김순진 | 19600222 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 경북대(碩士) |
| 연구위원 | 노태문 | 19680903 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 포항공대(博士) |
| 연구위원 | 문제명 | 19600211 | 생활가전 개발팀 담당임원 | 생활가전 공조개발팀 담당임원 | 홍익대 |
| 연구위원 | 박윤동 | 19601101 | 반도체연구소 담당임원 | 종합기술원 담당임원 | Univ. of Southern California(博士) |
| 연구위원 | 박재홍 | 19650108 | System LSI Media개발팀 담당임원 | System LSI DVD개발 수석 | Univ. of Texas, Austin(博士) |
| 연구위원 | 오영남 | 19611001 | DMC연구소 인도S/W센터장 | SIEL 담당부장 | 서강대(碩士) |
| 연구위원 | 윤성표 | 19620902 | DMC연구소 S/W Platform팀 담당임원 | 통신연구소 S/W센터 담당임원 | 부산대 |
| 연구위원 | 장덕현 | 19640213 | 메모리 Flash Solution개발팀 담당임원 | System LSI C&M개발팀 담당임원 | Univ. of Florida(博士) |
| 연구위원 | 장동훈 | 19600902 | DMC연구소 Module Solution팀장 | 통신연구소 차세대기술팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 전재호 | 19630405 | DMC연구소 시스템연구팀 담당임원 | 통신연구소 차세대시스템연구팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 정태경 | 19631005 | TP센터 Package개발팀장 | 메모리 Package선행연구팀장 | 한국과학기술원(博士) |
| 연구위원 | 최정연 | 19630716 | 생산기술연구소 기반기술팀장 | 생산기술연구소 기반기술팀 담당임원 | Imperial Coll. of Science and Tech.(博士) |
| 연구위원 | 최치영 | 19600903 | System LSI 제품기술팀장 | System LSI 제품기술팀 담당부장 | 연세대(碩士) |
| 연구위원 | 한종희 | 19620215 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 인하대 |
| 연구위원 | 강승구 | 19620827 | 네트워크 시스템개발팀 담당임원 | 네트워크 WiMAX개발팀 담당임원 | 한양대 |
| 연구위원 | 고정완 | 19600925 | DMC연구소 IPS팀 담당임원 | 디지털미디어연구소 기술전략팀 담당임원 | 부산대 |
| 연구위원 | 공향식 | 19630201 | LCD 공정개발그룹 담당임원 | LCD기술센터 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 김길연 | 19620701 | 메모리 Flash Solution개발팀 담당임원 | 메모리 Flash Solution팀 담당임원 | 인하대 |
| 연구위원 | 김은진 | 19610120 | 디지털프린팅 C-Project T/F 담당임원 | 디지털프린팅 C-Project T/F 수석 | 항공대(碩士) |
| 연구위원 | 김재욱 | 19620830 | 무선 개발팀 담당임원 | 무선 개발실 담당임원 | 전북대(碩士) |
| 연구위원 | 김지연 | 19611223 | 중국연구소장 | CTO 기술기획팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 김진석 | 19610725 | 스토리지 개발팀 담당임원 | 스토리지 개발팀 수석 | 항공대 |
| 연구위원 | 김학도 | 19621103 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 HP개발팀 담당임원 | 삼성전자기술대학 |
| 연구위원 | 노형문 | 19630104 | 무선 개발실 담당임원 | 무선 개발팀 담당임원 | 경북대 |
| 연구위원 | 박영수 | 19641224 | 종합기술원 Material&Device연구소 담당임원 | 종합기술원 수석 | 한국과학기술대(博士) |
| 연구위원 | 박윤상 | 19630602 | DMC연구소 모뎀연구팀 담당임원 | 통신연구소 모뎀연구팀 수석 | State Univ. of New York, Stony Brook(博士) |
| 연구위원 | 박재선 | 19590616 | 무선 개발팀 담당임원 | 무선 개발실 담당임원 | 단국대(碩士) |
| 연구위원 | 박찬훈 | 19620418 | 반도체연구소 공정개발팀 담당임원 | 메모리 FAB팀 담당임원 | 電氣通信大學(博士) |
| 연구위원 | 백상훈 | 19580522 | 생활가전 키친솔루션사업팀 개발팀장 | 조리기기 개발팀장 | 인하대 |
| 연구위원 | 양원석 | 19630613 | 메모리 DRAM PA팀 담당임원 | 메모리 차세대연구팀 담당임원 | Duke Univ.(博士) |
| 연구위원 | 용석균 | 19621001 | 종합기술원 개발혁신팀 담당임원 | CTO 개발혁신팀 담당임원 | 한양대 |
| 연구위원 | 이상윤 | 19661020 | 종합기술원 Material&Device연구소 담당임원 | 종합기술원 수석 | Stanford Univ.(博士) |
| 연구위원 | 이재승 | 19600706 | 생활가전 개발팀 담당임원 | 생활가전 개발팀 수석 | 고려대(碩士) |
| 연구위원 | 이준희 | 19621209 | 메모리 상품기획팀 담당임원 | 메모리 Module개발팀장 | 홍익대 |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 연구위원 | 이태희 | 19630526 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 HP개발팀 담당임원 | 영남대(碩士) |
| 연구위원 | 장창원 | 19641001 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 경북대(碩士) |
| 연구위원 | 정진수 | 19590521 | 네트워크 시스템개발팀 담당임원 | 네트워크 시스템개발팀 수석 | 경북대 |
| 연구위원 | 조원모 | 19620214 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 개발팀 수석 | 한양대(碩士) |
| 연구위원 | 조현우 | 19641210 | System LSI Digital IP개발팀장 | System LSI Image개발팀 담당임원 | Univ. of Colorado, Boulder(博士) |
| 연구위원 | 채주락 | 19630804 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 경북대 |
| 연구위원 | 최돈철 | 19610418 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 선행연구팀 수석 | 성균관대(碩士) |
| 연구위원 | 최진호 | 19631109 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 한양대 |
| 연구위원 | 경계현 | 19630305 | 메모리 DRAM설계팀 담당임원 | 메모리 DRAM설계팀 수석 | 서울대(博士) |
| 연구위원 | 김경준 | 19640806 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 한양대 |
| 연구위원 | 김기철 | 19610928 | 네트워크 Internet Infra사업팀 담당임원 | 네트워크 Internet Infra사업팀 수석 | 한국과학기술원(碩士) |
| 연구위원 | 김준태 | 19630223 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 한국과학기술원(博士) |
| 연구위원 | 도영수 | 19650930 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 연세대 |
| 연구위원 | 문승환 | 19650315 | LCD 개발팀 담당임원 | LCD기술센터 수석 | 연세대(碩士) |
| 연구위원 | 문용석 | 19630816 | 유럽연구소장 | 무선 개발팀 수석 | Univ. of Minnesota, Twin Cities(博士) |
| 연구위원 | 민장식 | 19631122 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 중앙대 |
| 연구위원 | 박원주 | 19620916 | DMC연구소 S/W Platform팀 담당임원 | 디지털미디어연구소 S/W Solution팀 수석 | 인하대 |
| 연구위원 | 박진호 | 19641010 | LCD 개발팀 담당임원 | HD LCD개발팀 수석 | 아주대(碩士) |
| 연구위원 | 송두헌 | 19640130 | 메모리 Nand PA팀 담당임원 | 메모리 DRAM PA팀 수석 | 서울대(博士) |
| 연구위원 | 안영준 | 19600120 | 무선 개발실 담당임원 | 무선 개발실 수석 | 경북대 |
| 연구위원 | 오윤제 | 19620830 | DMC연구소 단말연구팀 담당임원 | 통신연구소 차세대기술팀 수석 | Rensselaer Polytechnic Inst.(博士) |
| 연구위원 | 이병준 | 19620826 | System LSI AP개발팀 담당임원 | System LSI AP개발팀 수석 | 서강대 |
| 연구위원 | 이상훈 | 19590729 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 동아대 |
| 연구위원 | 이성덕 | 19640620 | 종합기술원 Digital System연구소 담당임원 | 종합기술원 Material&Device연구소 수석 | 광운대(碩士) |
| 연구위원 | 이인호 | 19630225 | 생산기술연구소 생산기술혁신팀 담당임원 | 생산기술연구소 생산기술혁신팀 수석 | 연세대 |
| 연구위원 | 이해범 | 19640820 | 메모리 Nor PA팀 담당임원 | 메모리 Nor PA팀 담당임원 | Stanford Univ.(博士) |
| 연구위원 | 천강욱 | 19651113 | 영상디스플레이 DTV선행개발T/F 담당임원 | 디지털미디어연구소 DTV연구팀 수석 | 한국과학기술원(博士) |
| 연구위원 | 최시영 | 19640118 | 반도체연구소 공정개발팀 담당임원 | 메모리 공정개발팀 수석 | The Ohio State Univ.(博士) |
| 연구위원 | 최재범 | 19630123 | 네트워크 시스템개발팀 담당임원 | 네트워크 WiMAX개발팀 수석 | 한국과학기술원(碩士) |
| 연구위원 | 최형식 | 19580613 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 개발팀 수석 | 인하대 |
| 연구위원 | 허남 | 19631127 | 종합기술원 Emerging센터 담당임원 | 종합기술원 Emerging센터 수석 | Loyola Univ., Chicago(博士) |
| 연구위원 | 홍근철 | 19600419 | 영상디스플레이 DTV선행개발T/F 담당임원 | 영상디스플레이 DTV선행개발T/F 수석 | Polytechnic Univ. of NY(碩士) |
| 연구위원 | 홍준일 | 19630929 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 서강대 |
| 연구위원 | 황규철 | 19640916 | System LSI DDI개발팀 담당임원 | System LSI 상품기획팀 수석 | 한국과학기술원(博士) |
| 연구위원 | 황정욱 | 19650404 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 인하대 |
| 연구위원 | 강병창 | 19560310 | 종합기술원 TNL장 | 종합기술원 Digital System연구소 담당임원 | Univ. of Minnesota, Twin Cities(博士) |
| 연구위원 | 고석하 | 19590118 | 종합기술원 S/W선행연구소 담당임원 | 종합기술원 S/W Lab 담당임원 | SANTA CLARA UNIV.(碩士) |
| 연구위원 | 고한승 | 19630420 | 신사업팀 담당임원 | 종합기술원 Bio&Health Lab장 | Northwestern Univ.(博士) |
| 연구위원 | 김기준 | 19590312 | 메모리 Nor PA팀장 | 메모리 DRAM PA팀 담당임원 | 東北大學(Tohoku Univ.)(博士) |
| 연구위원 | 김남덕 | 19610415 | LCD 개발팀 담당임원 | LCD기술센터 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 김동섭 | 19660408 | 종합기술원 Emerging센터 담당임원 | LCD 차세대연구소 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 김동일 | 19590613 | 생산기술연구소 생산기술혁신팀장 | 생산기술연구소 생산기술혁신팀 담당임원 | 서울대(博士) |
| 연구위원 | 김석호 | 19580413 | DMC연구소 선행CAE Lab장 | 통신연구소 선행CAE Lab장 | Illinois Inst. of Tech.(博士) |
| 연구위원 | 김성진 | 19601006 | 생활가전 개발팀 담당임원 | 생활가전 세탁기개발팀장 | Purdue Univ.(博士) |
| 연구위원 | 김성진 | 19600428 | LCD 공정개발그룹 담당임원 | LCD기술센터 담당임원 | Univ. of Arizona(博士) |
| 연구위원 | 김세진 | 19630822 | 메모리 상품기획팀 담당임원 | 메모리 상품기획팀 수석 | 성균관대 |
| 연구위원 | 김연배 | 19580616 | 영상디스플레이 개발팀 담당임원 | 종합기술원 담당임원 | Tokyo Univ.(博士) |
| 연구위원 | 김영근 | 19540702 | 무선 개발실 담당임원 | 디지털미디어연구소 D-Project T/F장 | 경희대 |
| 연구위원 | 김영환 | 19521030 | 종합기술원 Material&Device연구소 담당임원 | 종합기술원 Material&Device연구소장 | WEIZMANN INST.(博士) |
| 연구위원 | 김용석 | 19590820 | DMC연구소 음향기술센터장 | 통신연구소 차세대기술팀 담당임원 | 성균관대(碩士) |
| 연구위원 | 김용식 | 19570103 | 생산기술연구소 장비기술연구팀장 | 메카 지능시스템연구소 담당임원 | Purdue Univ.(博士) |
| 연구위원 | 김정한 | 19620911 | 메모리 Flash Solution개발팀 담당임원 | SOC개발실 담당임원 | 한양대 |
| 연구위원 | 김진현 | 19570130 | System LSI SOC Platform개발팀 담당임원 | SOC개발실 담당임원 | Univ. of Southern California(博士) |
| 연구위원 | 김현문 | 19611117 | DMC연구소 M/M연구팀 담당임원 | 통신연구소 차세대기술팀 담당임원 | Univ. of Southern California(博士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 연구위원 | 노기홍 | 19540215 | 생활가전 개발팀 담당임원 | 종합기술원 담당임원 | Univ. of Michigan, Ann Arbor(博士) |
| 연구위원 | 노지마 | 19570119 | 생활가전 개발팀 담당임원 | 가전연구소 담당임원 | 큐슈대학교(博士) |
| 연구위원 | 박봉희 | 19550710 | DMC연구소 아키텍쳐연구Lab장 | 통신연구소 공통기술Lab장 | Univ. of Massachusetts, Amherst(博士) |
| 연구위원 | 박성배 | 19580812 | 종합기술원 Digital System연구소 담당임원 | SOC개발실 담당임원 | 고려대(碩士) |
| 연구위원 | 박성호 | 19580814 | System LSI AP개발팀장 | System LSI ASIC/Foundry사업팀 담당임원 | Univ. of Illinois, Chicago(碩士) |
| 연구위원 | 박인식 | 19570925 | DMC연구소 S&P Solution팀장 | 디지털미디어연구소 S&P연구팀장 | 서울대(碩士) |
| 연구위원 | 박일평 | 19630105 | 종합기술원 S/W선행연구소 담당임원 | 종합기술원 Digital System연구소 담당임원 | Columbia Univ.(博士) |
| 연구위원 | 박준호 | 19620406 | DMC연구소 IPS팀 담당임원 | 통신연구소 담당임원 | State Univ. of New York, Binghamton(博士) |
| 연구위원 | 박창신 | 19640220 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 선행연구팀 담당임원 | Georgia Inst. of Tech.(博士) |
| 연구위원 | 배일성 | 19570405 | System LSI Image개발팀 담당임원 | System LSI Image개발팀 수석 | 경희대 |
| 연구위원 | 서중언 | 19590426 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 HP개발팀 담당임원 | 한국과학기술원(碩士) |
| 연구위원 | 손재철 | 19651105 | System LSI SOC Platform개발팀 담당임원 | 반도체연구소 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 손호인 | 19560416 | 스토리지 개발팀 담당임원 | 스토리지 개발팀장 | 서울대(碩士) |
| 연구위원 | 신동호 | 19580425 | 영상디스플레이 개발팀 담당임원 | 영상디스플레이 HP개발팀장 | 연세대(博士) |
| 연구위원 | 신동호 | 19590118 | LCD 개발팀 담당임원 | HD LCD개발팀 담당임원 | 한국과학기술원(博士) |
| 연구위원 | 신성태 | 19570227 | LCD연구소장 | LCD 차세대연구소 담당임원 | Kent State Univ.(博士) |
| 연구위원 | 야마시타 | 19530326 | 디지털프린팅 C-Project T/F 담당임원 | 디지털프린팅 개발팀 담당임원 | 熊本大學(구마모토대학) |
| 연구위원 | 예광해 | 19570828 | 종합기술원 Material&Device연구소 담당임원 | 종합기술원 Micro Systems Lab장 | State Univ. of New York, Buffalo(博士) |
| 연구위원 | 우문균 | 19590213 | Media Solution센터 담당임원 | Mobile Solution센터 솔루션개발팀장 | 성균관대 |
| 연구위원 | 원경욱 | 19560927 | 종합기술원 IP전략팀 담당임원 | 종합기술원 담당임원 | Univ. of Delaware(博士) |
| 연구위원 | 유제환 | 19630127 | 메모리 PRAM개발팀장 | 메모리 ATD팀 담당임원 | 연세대(碩士) |
| 연구위원 | 윤연기 | 19600104 | 무선 개발팀 담당임원 | 통신연구소 차세대기술팀 수석 | 인하대(碩士) |
| 연구위원 | 윤종식 | 19610926 | System LSI TD팀 담당임원 | System LSI TD팀장 | Univ. of California, LA(博士) |
| 연구위원 | 이덕형 | 19611204 | System LSI PA팀 담당임원 | 반도체연구소 담당임원 | 서울대(博士) |
| 연구위원 | 이동훈 | 19571007 | 영상디스플레이 DTV선행개발T/F장 | System LSI D-TV개발팀장 | Univ. of Michigan, Ann Arbor(博士) |
| 연구위원 | 이명희 | 19620121 | System LSI DDI개발팀장 | System LSI Mobile DDI설계팀장 | Georgia Inst. of Tech.(博士) |
| 연구위원 | 이상업 | 19620315 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 동국대 |
| 연구위원 | 이상엽 | 19590605 | 스토리지 개발팀 담당임원 | 스토리지 개발팀 담당임원 | Univ. of Minnesota, Minneapolis(碩士) |
| 연구위원 | 임만규 | 19621022 | SEIN-P 담당임원 | 영상디스플레이 HP개발팀 담당임원 | 경북대 |
| 연구위원 | 임순권 | 19550921 | LCD연구소 담당임원 | LCD 차세대연구소 담당임원 | 경북대 |
| 연구위원 | 장의영 | 19620818 | 생활가전 개발팀 담당임원 | 생활가전 냉기개발팀 담당임원 | 경희대 |
| 연구위원 | 장정식 | 19580815 | 네트워크 시스템개발팀 담당임원 | 네트워크 시스템SQA그룹장 | 경북대 |
| 연구위원 | 전영목 | 19591109 | 무선 개발팀 담당임원 | 무선 개발실 담당임원 | 고려대(碩士) |
| 연구위원 | 전중석 | 19580210 | System LSI TD팀 담당임원 | 반도체연구소 담당임원 | Univ. of Arizona(博士) |
| 연구위원 | 정순문 | 19611116 | System LSI TD팀 담당임원 | 메모리연구소 차세대연구팀 담당임원 | Univ. of Florida(博士) |
| 연구위원 | 정순효 | 19561102 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 연세대 |
| 연구위원 | 정영기 | 19580324 | System LSI S/W Solution개발팀장 | System LSI Mobile Solution개발팀장 | New York Univ.(碩士) |
| 연구위원 | 정윤채 | 19571014 | 종합기술원 Digital System연구소 담당임원 | 종합기술원 Digital System연구소 담당임원 | Texas A&M Univ.(博士) |
| 연구위원 | 정재익 | 19620805 | 무선 개발팀 담당임원 | 무선 개발팀 수석 | 경북대 |
| 연구위원 | 정중호 | 19590322 | DMC연구소 모뎀연구팀 담당임원 | 통신연구소 무선부품연구팀 담당임원 | 경북대(碩士) |
| 연구위원 | 주영복 | 19600103 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 선행연구팀 담당임원 | 한양대 |
| 연구위원 | 채종원 | 19581231 | 생활가전 개발팀 담당임원 | 생활가전 S/W팀장 | 항공대(碩士) |
| 연구위원 | 천인석 | 19581016 | 네트워크 Internet Infra사업팀 담당임원 | 네트워크 IP사업팀 담당임원 | 영남대(碩士) |
| 연구위원 | 최도철 | 19520725 | 생활가전 개발팀장 | 가전연구소장 | Pennsylvania State Univ.(博士) |
| 연구위원 | 최영준 | 19630109 | 메모리 상품기획팀 담당임원 | 메모리 상품기획팀 수석 | 동국대 |
| 연구위원 | 최정달 | 19640716 | 반도체연구소 Flash요소기술Lab장 | 메모리연구소 차세대연구팀 담당임원 | 경북대 |
| 연구위원 | 최종덕 | 19550210 | 종합기술원 S/W선행연구소장 | 디지털미디어연구소 Core S/W팀장 | Univ. of Wisconsin, Madison(博士) |
| 연구위원 | 최환영 | 19610911 | LCD연구소 담당임원 | LCD기술센터 담당임원 | 연세대(博士) |
| 연구위원 | 코스기 | 19471021 | 캠코더사업팀 담당임원 | 디지털AV MP개발팀 담당임원 | 게이오大(Keio Univ.) |
| 연구위원 | 토마스 | 19590415 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 선행개발팀 담당임원 | Univ. of Rochester(碩士) |
| 연구위원 | 현승태 | 19560630 | 디지털프린팅 개발팀 담당임원 | 디지털프린팅 개발팀 담당임원 | Univ. of South Carolina(碩士) |
| 연구위원 | 홍선기 | 19520919 | DMC연구소 S/W Platform팀장 | 통신연구소 S/W센터장 | 한국과학기술원(碩士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 연구위원 | 홍성표 | 19510829 | TSED 담당임원 | 영상디스플레이 개발팀 담당임원 | 항공대 |
| 연구위원 | 황승호 | 19560706 | System LSI 기반설계센터장 | System LSI ASIC/Foundry사업팀 담당임원 | Univ. of California, Berkeley(博士) |
| 전문위원 | 강준 | 19520702 | 메모리 전략마케팅팀 담당임원 | SSI법인장 | Univ. of Illinois, Urbana-Champaign |
| 전문위원 | 권송 | 19610227 | 디지털프린팅 전략마케팅팀 담당임원 | 디지털프린팅 전략마케팅팀 담당임원 | 서강대(碩士) |
| 전문위원 | 권혁국 | 19550106 | 생활가전 전략마케팅팀 담당임원 | 생활가전 전략마케팅팀 담당임원 | 경북대 |
| 전문위원 | 김강규 | 19591028 | 생활가전 키친솔루션사업팀 담당임원 | 생활가전 전략마케팅팀 담당임원 | 한양대 |
| 전문위원 | 김광준 | 19590317 | 종합기술원 IP전략팀 담당임원 | IP전략팀장 | Univ. of Southern California(博士) |
| 전문위원 | 김문곤 | 19600612 | System LSI 기술기획그룹장 | System LSI C&M개발팀 담당임원 | 경북대(碩士) |
| 전문위원 | 김민훈 | 19600203 | LCD 제조팀 담당임원 | HD LCD제조팀 담당임원 | 홍익대 |
| 전문위원 | 김승태 | 19600826 | 네트워크 Internet Infra사업팀 담당임원 | 네트워크 Internet Infra사업팀 담당임원 | Univ. of Texas, Arlington(碩士) |
| 전문위원 | 김영환 | 19581214 | 무선 제품기술팀장 | 무선 개발팀장 | 경북대 |
| 전문위원 | 김인호 | 19630129 | 네트워크 Internet Infra사업팀 담당임원 | 네트워크 IP사업팀 담당임원 | Univ. of Western Ontario(碩士) |
| 전문위원 | 김재범 | 19550514 | DS 기획팀 담당임원 | 반도체 인사팀 담당임원 | Univ. of California, Berkeley(碩士) |
| 전문위원 | 김형태 | 19600505 | DMC 경영혁신팀 담당임원 | 경영혁신팀 담당임원 | 서울벤처정보대학원(博士) |
| 전문위원 | 박병록 | 19640805 | 디지털프린팅 전략마케팅팀 담당임원 | 디지털프린팅 전략마케팅팀 담당임원 | 연세대 |
| 전문위원 | 박용주 | 19630311 | GMO Market Intelligence그룹장 | GMO MI그룹장 | Southern Illinois University, Edwardsville (碩士) |
| 전문위원 | 박헌덕 | 19581225 | TP센터 제조팀장 | System LSI 특수FAB팀장 | 인하대 |
| 전문위원 | 박효정 | 19520424 | LCD Infra지원팀 담당임원 | HD LCD제조팀 담당임원 | 서울대 |
| 전문위원 | 서용호 | 19550127 | 네트워크 Internet Infra사업팀 담당임원 | 네트워크 Internet Infra사업팀 담당임원 | 단국대 |
| 전문위원 | 성규식 | 19530807 | DMC 환경안전팀장 | 수원지원 환경안전팀장 | 영남대 |
| 전문위원 | 손정환 | 19580110 | 한국총괄 마케팅팀 담당임원 | 국내영업 마케팅팀 담당임원 | 연세대 |
| 전문위원 | 송영희 | 19621201 | TP센터 TP기술팀장 | 메모리 Package개발팀장 | 고려대 |
| 전문위원 | 송형권 | 19541218 | 네트워크 전략마케팅팀 담당임원 | 네트워크 이동통신사업팀 담당임원 | Colorado Technical Univ.(博士) |
| 전문위원 | 심수철 | 19520314 | SSEC 담당임원 | 시스템가전 공조개발팀장 | 중앙대 |
| 전문위원 | 안병철 | 19570625 | 스포츠과학지원실장 | 스포츠과학지원실장 | Chiba Univ.(博士) |
| 전문위원 | 안승준 | 19551018 | 상생협력실 담당임원 | 인사팀 담당임원 | Univ. of Bridgeport(碩士) |
| 전문위원 | 어영수 | 19591214 | LCD 품질보증팀 담당임원 | LCD 지원팀 담당임원 | 광운대 |
| 전문위원 | 여승환 | 19630614 | 디지털프린팅 전략마케팅팀 담당임원 | 디지털프린팅 개발팀 담당임원 | Univ. of Southern California(碩士) |
| 전문위원 | 오영복 | 19550408 | DS 구매팀 담당임원 | LCD 설비구매팀장 | 한양대 |
| 전문위원 | 웡이완 | 19610813 | System LSI 전략마케팅팀 담당임원 | System LSI 마케팅팀장 | Yale Univ.(博士) |
| 전문위원 | 유제일 | 19590101 | 해외법무담당 통상팀장 | 재경팀 담당임원 | 동국대 |
| 전문위원 | 윤진 | 19610427 | 디지털프린팅 전략마케팅팀 담당임원 | 디지털프린팅 전략마케팅팀 담당임원 | Hogere Technisch School |
| 전문위원 | 윤한길 | 19620921 | 무선 상품전략팀 담당임원 | 무선 개발팀 담당임원 | Univ. of Florida(博士) |
| 전문위원 | 이강석 | 19610327 | 스토리지 제품기술팀장 | 스토리지 개발팀 담당임원 | 서울대(碩士) |
| 전문위원 | 이경한 | 19601023 | MSC 컨텐츠기획팀장 | 무선 SFC팀장 | Univ. of Southern California(碩士) |
| 전문위원 | 이규필 | 19610528 | 메모리 YE팀 담당임원 | 메모리 DRAM PA팀 담당임원 | Univ. of Florida(博士) |
| 전문위원 | 이누카이 | 19470620 | 메모리사업부 담당임원 | 메모리사업부 담당임원 | 게이오大(Keio Univ.) |
| 전문위원 | 이병철 | 19530810 | 소주공업단지장 | 생활가전 경영지원팀장 | 대구상고 |
| 전문위원 | 이영희 | 19641117 | 무선 전략마케팅팀 담당임원 | 무선 전략마케팅팀 담당임원 | Northwestern Univ.(碩士) |
| 전문위원 | 이운섭 | 19571016 | 생활가전 Compressor팀장 | 시스템가전 Compressor팀 담당임원 | 부경대(碩士) |
| 전문위원 | 이학동 | 19590607 | 무선 Global제조지원팀장 | 무선 Global제조팀 담당임원 | 경북대 |
| 전문위원 | 이호성 | 19570304 | 스토리지 전략마케팅팀 담당임원 | 스토리지 개발팀 담당임원 | Univ. of California, Berkeley(博士) |
| 전문위원 | 임진환 | 19650208 | 한국총괄 B2B영업팀 담당임원 | 국내영업 솔루션사업팀 담당임원 | 서울대 |
| 전문위원 | 장동훈 | 19580201 | 무선 상품전략팀 담당임원 | 무선 전략마케팅팀 담당임원 | The School of Art Institute of Chicago(碩士) |
| 전문위원 | 장성수 | 19611213 | 종합기술원 개발혁신팀 담당임원 | CTO 개발혁신팀 담당임원 | 국민대 |
| 전문위원 | 장성호 | 19680416 | 디지털프린팅 전략마케팅팀 담당임원 | 디지털프린팅 Global CS팀 담당임원 | Texas A&M Univ.(博士) |
| 전문위원 | 장영철 | 19580827 | Infra지원센터 시스템기술팀장 | 메모리 시스템기술팀장 | 한양대 |
| 전문위원 | 정환우 | 19610827 | 네트워크 전략마케팅팀 담당임원 | 네트워크 전략마케팅팀 담당임원 | Northwestern Univ.(博士) |
| 전문위원 | 조승연 | 19440920 | 농구단장 | 농구단장 | 고려대 |
| 전문위원 | 조현주 | 19610901 | GMO 브랜드전략팀 담당임원 | GMO 브랜드전략팀 담당임원 | Univ. of Illinois, Urbana-Champaign(碩士) |

| 직 위 | 성 명 | 생년월일 | 담 당 업 무 | 약 력 | 학 력 |
|---|---|---|---|---|---|
| 전문위원 | 지영조 | 19590716 | DMC 기획팀장 | 정보통신 기획팀장 | Brown Univ.(博士) |
| 전문위원 | 채승기 | 19590601 | Infra지원센터 생산기술팀장 | 메모리 생산기술팀장 | Univ. of Minnesota, Twin Cities(博士) |
| 전문위원 | 최재홍 | 19570907 | Infra지원센터 Facility팀장 | 메모리 Facility팀장 | 성균관대 |
| 전문위원 | 하혜승 | 19671102 | 디지털프린팅 전략마케팅팀 담당임원 | 디지털프린팅 전략그룹장 | Wellesley Coll. |
| 전문위원 | 한갑수 | 19580331 | System LSI ASIC팀장 | System LSI ASIC설계팀장 | Florida Inst. of Tech.(博士) |
| 전문위원 | 한동훈 | 19570209 | Infra지원센터 환경안전팀장 | 반도체 환경안전팀장 | 성균관대 |
| 전문위원 | 홍원표 | 19600208 | 무선 상품전략팀장 | 무선 전략마케팅팀 담당임원 | University of Michigan(博士) |
| 전문위원 | 황성수 | 19620225 | SELV법인장 | SENA법인장 | State Univ. of New York, Buffalo(碩士) |

※ 상기 미등기임원 현황은 분기보고서 제출일 현재 기준임.
※ 미등기 임원 보유 주식수 : 보통주 1,053,751주 / 우선주 2,970주(이재용 전무 보통주 840,403주, 이상완 사장 外 753명 보통주 213,348주/우선주 2,970주)
※ 미등기 임원 보유주식수는 최근 주주명부 폐쇄일인 '08년 12월 31일 기준이며,
당분기중 변동 현황은 전자공시시스템(http://dart.fss.or.kr)의 '임원· 주요주주 특정증권 등 소유 상황 보고서'를 참조하시기 바랍니다.

### 라. 직원의 현황

[기준일: 2009년 3월 31일 현재] (단위 : 명, 년, 백만원)

| 구 분 | 직 원 수 | 평균 근속년수 | 분기 급여총액 | 1인평균 급여액 | 비 고 |
|---|---|---|---|---|---|
| DMC부문 | 34,926 | 7.3 | 1,314,284 | 15.6 | |
| DS부문 | 45,531 | | | | |
| 기타 | 3,671 | | | | |
| 합 계 | 84,128 | | | | |

※ 1인 평균급여액은 평균인원(84,252명) 기준임.
※ 충당성 인건비 제외 기준임.

## 2. 임원의 보수 등

### 가. 임원의 보수현황

(단위 : 억원)

| 구 분 | 지급 총액 | 주총승인 금액 | 1인당 평균 지급액 | 주식매수선택권의 공정가치 총액 | 비 중 | 비 고 |
|---|---|---|---|---|---|---|
| 사내이사 | 286 | 550 | 72 | - | - | |
| 사외이사 | 1 | | 0.2 | - | - | 감사위원회 위원 포함 |

※ 지급총액은 실지급기준(퇴직금 포함)임. 충당성 인건비는 제외함
※ 당분기에 주식선택권 부여로 인하여 인식할 비용(보상비용)은 없음

### 나. 주식선택권의 부여 및 행사현황

[기준일: 2009년 3월 31일 현재] (단위 : 원, 주)

| 부여<br>받은자 | 관계 | 부여일 | 부여<br>방법 | 주식의<br>종류 | 변동수량 | | | 미행사<br>수량 | 행사<br>기간 | 행사<br>가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 윤종용 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 100,000 | 60,000 | 5,226 | 34,774 | '03.3.17~'10.3.16 | 272,700 |
| 이학수 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 100,000 | - | 5,226 | 94,774 | '03.3.17~'10.3.16 | 272,700 |
| 이윤우 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 70,000 | 66,341 | 3,659 | - | '03.3.17~'10.3.16 | 272,700 |
| 진대제 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 70,000 | 66,341 | 3,659 | - | '03.3.17~'10.3.16 | 272,700 |
| 이기태 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 50,000 | 47,388 | 2,612 | - | '03.3.17~'10.3.16 | 272,700 |
| 이상완 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 50,000 | 47,388 | 2,612 | - | '03.3.17~'10.3.16 | 272,700 |
| 임형규 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 50,000 | 47,388 | 2,612 | - | '03.3.17~'10.3.16 | 272,700 |
| 황창규 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 50,000 | 23,000 | 2,612 | 24,388 | '03.3.17~'10.3.16 | 272,700 |
| 최도석 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 50,000 | 47,883 | 2,117 | - | '03.3.17~'10.3.16 | 272,700 |
| 김인주 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 50,000 | - | 2,612 | 47,388 | '03.3.17~'10.3.16 | 272,700 |
| 한용외 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 40,000 | 25,000 | 2,090 | 12,910 | '03.3.17~'10.3.16 | 272,700 |
| 이상현 | 등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 40,000 | 37,900 | 2,090 | 10 | '03.3.17~'10.3.16 | 272,700 |
| 강병직 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 1,000 | 521 | 8,479 | '03.3.17~'10.3.16 | 272,700 |
| 강호문 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 30,000 | 28,434 | 1,566 | - | '03.3.17~'10.3.16 | 272,700 |
| 권오현 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 15,000 | - | 783 | 14,217 | '03.3.17~'10.3.16 | 272,700 |
| 김성권 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 15,000 | - | 15,000 | - | '03.3.17~'10.3.16 | 272,700 |
| 김영기 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 6,100 | 521 | 3,379 | '03.3.17~'10.3.16 | 272,700 |
| 김인수 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 5,100 | 521 | 4,379 | '03.3.17~'10.3.16 | 272,700 |
| 김재욱 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 20,000 | - | 1,044 | 18,956 | '03.3.17~'10.3.16 | 272,700 |
| 김 준 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 김철교 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '03.3.17~'10.3.16 | 272,700 |
| 김치우 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,644 | 356 | - | '03.3.17~'10.3.16 | 272,700 |
| 나영배 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 15,000 | 14,471 | 529 | - | '03.3.17~'10.3.16 | 272,700 |
| 노인식 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 15,000 | - | 783 | 14,217 | '03.3.17~'10.3.16 | 272,700 |
| 노형래 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 7,100 | 521 | 2,379 | '03.3.17~'10.3.16 | 272,700 |
| 류병일 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 맹윤재 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 박노병 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '03.3.17~'10.3.16 | 272,700 |
| 박상호 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 박재중 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 박종우 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 3,000 | 521 | 6,479 | '03.3.17~'10.3.16 | 272,700 |
| 박형건 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 400 | 521 | 9,079 | '03.3.17~'10.3.16 | 272,700 |
| 방인배 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '03.3.17~'10.3.16 | 272,700 |
| 서광벽 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 서양석 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '03.3.17~'10.3.16 | 272,700 |
| 성인희 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 100 | 260 | 4,640 | '03.3.17~'10.3.16 | 272,700 |
| 송동일 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,632 | 368 | - | '03.3.17~'10.3.16 | 272,700 |
| 송지오 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '03.3.17~'10.3.16 | 272,700 |
| 신만용 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 신윤승 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 안주환 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 유인경 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 윤석열 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 3,700 | 260 | 1,040 | '03.3.17~'10.3.16 | 272,700 |
| 윤석호 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '03.3.17~'10.3.16 | 272,700 |
| 윤주화 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 200 | 521 | 9,279 | '03.3.17~'10.3.16 | 272,700 |
| 이기원 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 이기홍 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 3,000 | 521 | 6,479 | '03.3.17~'10.3.16 | 272,700 |
| 이문용 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 20,000 | 19,147 | 853 | - | '03.3.17~'10.3.16 | 272,700 |
| 이석한 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 4,000 | 193 | 807 | '03.3.17~'10.3.16 | 272,700 |
| 이성규 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | - | 10,000 | - | '03.3.17~'10.3.16 | 272,700 |
| 이성주 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 30,000 | 28,434 | 1,566 | - | '03.3.17~'10.3.16 | 272,700 |
| 이순동 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 30,000 | 28,434 | 1,566 | - | '03.3.17~'10.3.16 | 272,700 |
| 이우희 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 30,000 | - | 30,000 | - | '03.3.17~'10.3.16 | 272,700 |

| 부여 받은자 | 관계 | 부여일 | 부여 방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사 기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 이원성 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 6,700 | 521 | 2,779 | '03.3.17~'10.3.16 | 272,700 |
| 이중용 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 2,000 | 521 | 7,479 | '03.3.17~'10.3.16 | 272,700 |
| 이지섭 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 6,100 | 521 | 3,379 | '03.3.17~'10.3.16 | 272,700 |
| 이창렬 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 30,000 | - | 1,566 | 28,434 | '03.3.17~'10.3.16 | 272,700 |
| 이충전 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '03.3.17~'10.3.16 | 272,700 |
| 이현봉 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 장원기 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 2,500 | 521 | 6,979 | '03.3.17~'10.3.16 | 272,700 |
| 장창덕 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 정유성 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 800 | 260 | 3,940 | '03.3.17~'10.3.16 | 272,700 |
| 정현량 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '03.3.17~'10.3.16 | 272,700 |
| 조병덕 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 조수인 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '03.3.17~'10.3.16 | 272,700 |
| 조원국 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '03.3.17~'10.3.16 | 272,700 |
| 지대섭 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 3,000 | 521 | 6,479 | '03.3.17~'10.3.16 | 272,700 |
| 천경준 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 30,000 | 28,988 | 1,012 | - | '03.3.17~'10.3.16 | 272,700 |
| 최광해 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 15,000 | - | 783 | 14,217 | '03.3.17~'10.3.16 | 272,700 |
| 최외홍 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 2,100 | 521 | 7,379 | '03.3.17~'10.3.16 | 272,700 |
| 최주현 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 5,000 | 521 | 4,479 | '03.3.17~'10.3.16 | 272,700 |
| 최지성 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 30,000 | 10,000 | 1,566 | 18,434 | '03.3.17~'10.3.16 | 272,700 |
| 최진균 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 허기열 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 현광석 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '03.3.17~'10.3.16 | 272,700 |
| 황인섭 | 미등기임원 | 2000년 03월 16일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '03.3.17~'10.3.16 | 272,700 |
| 합계 | - | - | - | - | 1,500,000 | 902,033 | 128,540 | 469,427 | - | - |

[미행사 주식매수선택권의 가중평균행사가격 : 321,88원]
* 가중평균 행사가격 = (회차별 미행사주식수 X 회차별 행사금액)의 합계액 ÷ 미행사주식의 총수

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

[ 2009년 3월 31일 현재 ]

(단위 : 원, 주)

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 윤종용 | 등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 100,000 | 94,774 | 5,226 | - | '04.3.10~'11.3.9 | 197,100 |
| 이학수 | 등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 100,000 | - | 5,226 | 94,774 | '04.3.10~'11.3.9 | 197,100 |
| 이윤우 | 등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 70,000 | 10,000 | 3,659 | 56,341 | '04.3.10~'11.3.9 | 197,100 |
| 진대제 | 등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 70,000 | - | 70,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 최도석 | 등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 50,000 | 11,500 | 2,612 | 35,888 | '04.3.10~'11.3.9 | 197,100 |
| 김인주 | 등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 50,000 | - | 2,612 | 47,388 | '04.3.10~'11.3.9 | 197,100 |
| 강병수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 강병직 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 3,200 | 521 | 6,279 | '04.3.10~'11.3.9 | 197,100 |
| 강병창 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,100 | 241 | 1,659 | '04.3.10~'11.3.9 | 197,100 |
| 강승각 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 400 | 311 | 5,289 | '04.3.10~'11.3.9 | 197,100 |
| 강호문 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 30,000 | - | 30,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 고병천 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 고영범 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 300 | 311 | 5,389 | '04.3.10~'11.3.9 | 197,100 |
| 공정택 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 1,400 | 260 | 3,340 | '04.3.10~'11.3.9 | 197,100 |
| 곽병원 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 권기섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 2,100 | 311 | 3,589 | '04.3.10~'11.3.9 | 197,100 |
| 권오현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 11,100 | 783 | 3,117 | '04.3.10~'11.3.9 | 197,100 |
| 권태종 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 권희민 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 4,000 | 521 | 5,479 | '04.3.10~'11.3.9 | 197,100 |
| 길영준 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '04.3.10~'11.3.9 | 197,100 |
| 김 준 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | - | 783 | 14,217 | '04.3.10~'11.3.9 | 197,100 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 김경태 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,708 | 292 | - | '04.3.10~'11.3.9 | 197,100 |
| 김광진 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 김광태 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 1,800 | 311 | 3,889 | '04.3.10~'11.3.9 | 197,100 |
| 김광현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,800 | 260 | 940 | '04.3.10~'11.3.9 | 197,100 |
| 김광호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 5,400 | 521 | 4,079 | '04.3.10~'11.3.9 | 197,100 |
| 김기남 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 7,000 | 783 | 7,217 | '04.3.10~'11.3.9 | 197,100 |
| 김기호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,822 | 178 | - | '04.3.10~'11.3.9 | 197,100 |
| 김남윤 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 5,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 김동균 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 김동일 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 4,100 | 311 | 1,589 | '04.3.10~'11.3.9 | 197,100 |
| 김명국 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 김문걸 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,000 | 260 | 2,740 | '04.3.10~'11.3.9 | 197,100 |
| 김봉영 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 200 | 311 | 5,489 | '04.3.10~'11.3.9 | 197,100 |
| 김상룡 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,778 | 222 | - | '04.3.10~'11.3.9 | 197,100 |
| 김상수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 4,800 | 521 | 4,679 | '04.3.10~'11.3.9 | 197,100 |
| 김성권 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | - | 15,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 김성식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 3,200 | 311 | 2,489 | '04.3.10~'11.3.9 | 197,100 |
| 김영기 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 김영주 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '04.3.10~'11.3.9 | 197,100 |
| 김영철 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 2,000 | 311 | 3,689 | '04.3.10~'11.3.9 | 197,100 |
| 김영호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 김용민 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,567 | 433 | - | '04.3.10~'11.3.9 | 197,100 |
| 김용철 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 김용쾌 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 김용호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | - | 6,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 김운섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 3,400 | 521 | 6,079 | '04.3.10~'11.3.9 | 197,100 |
| 김윤수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 5,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 김은미 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,746 | 254 | - | '04.3.10~'11.3.9 | 197,100 |
| 김인수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 500 | 521 | 8,979 | '04.3.10~'11.3.9 | 197,100 |
| 김일수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 김일웅 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,507 | 493 | - | '04.3.10~'11.3.9 | 197,100 |
| 김재범 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,702 | 298 | - | '04.3.10~'11.3.9 | 197,100 |
| 김재욱 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 20,000 | - | 1,044 | 18,956 | '04.3.10~'11.3.9 | 197,100 |
| 김정인 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,799 | 201 | - | '04.3.10~'11.3.9 | 197,100 |
| 김창현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 3,300 | 311 | 2,389 | '04.3.10~'11.3.9 | 197,100 |
| 김천수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 5,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 김철교 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 김철진 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 1,800 | 311 | 3,889 | '04.3.10~'11.3.9 | 197,100 |
| 김치우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.10~'11.3.9 | 197,100 |
| 김태일 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,726 | 274 | - | '04.3.10~'11.3.9 | 197,100 |
| 김태학 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.10~'11.3.9 | 197,100 |
| 김필영 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 100 | 311 | 5,589 | '04.3.10~'11.3.9 | 197,100 |
| 김행우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 김헌수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 김현덕 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.10~'11.3.9 | 197,100 |
| 김형걸 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 4,100 | 311 | 1,589 | '04.3.10~'11.3.9 | 197,100 |
| 김형문 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 나영배 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 남궁기운 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | - | 6,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 남성우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 600 | 260 | 4,140 | '04.3.10~'11.3.9 | 197,100 |
| 노인식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 7,000 | 783 | 7,217 | '04.3.10~'11.3.9 | 197,100 |
| 노태기 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,000 | 311 | 689 | '04.3.10~'11.3.9 | 197,100 |
| 노형래 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,494 | 506 | - | '04.3.10~'11.3.9 | 197,100 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 류병일 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 맹윤재 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '04.3.10~'11.3.9 | 197,100 |
| 문주태 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,600 | 260 | 2,140 | '04.3.10~'11.3.9 | 197,100 |
| 문태원 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,000 | 260 | 1,740 | '04.3.10~'11.3.9 | 197,100 |
| 민동욱 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 박광면 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 박근환 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 박노경 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 박상근 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 박상일 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 5,700 | 364 | 936 | '04.3.10~'11.3.9 | 197,100 |
| 박상진 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 5,000 | 521 | 4,479 | '04.3.10~'11.3.9 | 197,100 |
| 박상호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 박신홍 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 박용진 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,900 | 260 | 840 | '04.3.10~'11.3.9 | 197,100 |
| 박재중 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 박종암 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '04.3.10~'11.3.9 | 197,100 |
| 박종우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 300 | 783 | 13,917 | '04.3.10~'11.3.9 | 197,100 |
| 박종욱 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 500 | 260 | 4,240 | '04.3.10~'11.3.9 | 197,100 |
| 박종한 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 200 | 311 | 5,489 | '04.3.10~'11.3.9 | 197,100 |
| 박현기 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,000 | 260 | 2,740 | '04.3.10~'11.3.9 | 197,100 |
| 박형건 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 4,300 | 521 | 5,179 | '04.3.10~'11.3.9 | 197,100 |
| 박효정 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 3,500 | 364 | 3,136 | '04.3.10~'11.3.9 | 197,100 |
| 방인배 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 방정호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 1,500 | 260 | 3,240 | '04.3.10~'11.3.9 | 197,100 |
| 배병률 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 2,900 | 311 | 2,789 | '04.3.10~'11.3.9 | 197,100 |
| 백봉주 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 5,700 | 364 | 936 | '04.3.10~'11.3.9 | 197,100 |
| 백승웅 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 2,000 | 311 | 3,689 | '04.3.10~'11.3.9 | 197,100 |
| 변정우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 변현근 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 서강덕 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 서광벽 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 서병문 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 10,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 서양석 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 200 | 260 | 4,540 | '04.3.10~'11.3.9 | 197,100 |
| 서형원 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 석준형 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 5,700 | 364 | 936 | '04.3.10~'11.3.9 | 197,100 |
| 성인희 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 1,800 | 311 | 3,889 | '04.3.10~'11.3.9 | 197,100 |
| 송동일 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 송지오 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 신균섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 신동호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 1,700 | 311 | 3,989 | '04.3.10~'11.3.9 | 197,100 |
| 신만용 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 신윤승 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 신종균 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 심수철 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,700 | 260 | 2,040 | '04.3.10~'11.3.9 | 197,100 |
| 심창섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 4,800 | 311 | 889 | '04.3.10~'11.3.9 | 197,100 |
| 안병연 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.10~'11.3.9 | 197,100 |
| 안승준 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 1,200 | 311 | 4,489 | '04.3.10~'11.3.9 | 197,100 |
| 안일수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,500 | 260 | 240 | '04.3.10~'11.3.9 | 197,100 |
| 안정삼 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,600 | 260 | 1,140 | '04.3.10~'11.3.9 | 197,100 |
| 안주환 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '04.3.10~'11.3.9 | 197,100 |
| 양재호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | - | 311 | 5,689 | '04.3.10~'11.3.9 | 197,100 |
| 예광해 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,300 | 212 | 488 | '04.3.10~'11.3.9 | 197,100 |
| 오세영 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,300 | 311 | 389 | '04.3.10~'11.3.9 | 197,100 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 오세용 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 오영철 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 4,700 | 311 | 989 | '04.3.10~'11.3.9 | 197,100 |
| 오영환 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 2,500 | 2,371 | 129 | - | '04.3.10~'11.3.9 | 197,100 |
| 오장환 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,100 | 260 | 1,640 | '04.3.10~'11.3.9 | 197,100 |
| 유두영 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 300 | 260 | 4,440 | '04.3.10~'11.3.9 | 197,100 |
| 유병률 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 유영목 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 유인경 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,574 | 426 | - | '04.3.10~'11.3.9 | 197,100 |
| 윤부근 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 3,100 | 311 | 2,589 | '04.3.10~'11.3.9 | 197,100 |
| 윤석열 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 1,700 | 260 | 3,040 | '04.3.10~'11.3.9 | 197,100 |
| 윤석호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '04.3.10~'11.3.9 | 197,100 |
| 윤정구 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 윤주화 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 10,200 | 783 | 4,017 | '04.3.10~'11.3.9 | 197,100 |
| 이강석 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,799 | 201 | - | '04.3.10~'11.3.9 | 197,100 |
| 이경춘 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 2,000 | 311 | 3,689 | '04.3.10~'11.3.9 | 197,100 |
| 이관수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 이광성 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 2,000 | 273 | 3,727 | '04.3.10~'11.3.9 | 197,100 |
| 이근면 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,300 | 260 | 2,440 | '04.3.10~'11.3.9 | 197,100 |
| 이기순 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,300 | 260 | 2,440 | '04.3.10~'11.3.9 | 197,100 |
| 이기원 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,663 | 337 | - | '04.3.10~'11.3.9 | 197,100 |
| 이기태 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 50,000 | 47,388 | 2,612 | - | '04.3.10~'11.3.9 | 197,100 |
| 이기홍 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,574 | 426 | - | '04.3.10~'11.3.9 | 197,100 |
| 이동헌 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 이문용 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 20,000 | 18,956 | 1,044 | - | '04.3.10~'11.3.9 | 197,100 |
| 이병우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 이병철 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 4,700 | 311 | 989 | '04.3.10~'11.3.9 | 197,100 |
| 이봉우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 이상렬 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 이상열 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,700 | 260 | 2,040 | '04.3.10~'11.3.9 | 197,100 |
| 이상완 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 50,000 | - | 2,612 | 47,388 | '04.3.10~'11.3.9 | 197,100 |
| 이상인 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | - | 6,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 이상현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 40,000 | 20,000 | 2,090 | 17,910 | '04.3.10~'11.3.9 | 197,100 |
| 이석한 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '04.3.10~'11.3.9 | 197,100 |
| 이선종 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 1,400 | 521 | 8,079 | '04.3.10~'11.3.9 | 197,100 |
| 이성규 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 10,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 이성주 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 30,000 | 28,434 | 1,566 | - | '04.3.10~'11.3.9 | 197,100 |
| 이순동 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 30,000 | 28,434 | 1,566 | - | '04.3.10~'11.3.9 | 197,100 |
| 이승원 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 이영하 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 이원성 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 2,200 | 364 | 4,436 | '04.3.10~'11.3.9 | 197,100 |
| 이원식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 이장재 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 4,100 | 311 | 1,589 | '04.3.10~'11.3.9 | 197,100 |
| 이재국 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 이재원 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 이재율 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,200 | 250 | 550 | '04.3.10~'11.3.9 | 197,100 |
| 이종해 | 미등기임원 | 2001년 03월 10일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '04.3.10~'11.3.9 | 197,100 |
| 이종혁 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 이중용 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 이지섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 이창건 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 이창렬 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 30,000 | - | 30,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 이창우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 이철우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 이철환 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 이충전 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 10,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 이학수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 1,200 | 364 | 5,436 | '04.3.10~'11.3.9 | 197,100 |
| 이한구 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 이현봉 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 임순권 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,400 | 260 | 340 | '04.3.10~'11.3.9 | 197,100 |
| 임종현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 10,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 임현문 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | - | 311 | 5,689 | '04.3.10~'11.3.9 | 197,100 |
| 임형규 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 50,000 | 7,300 | 2,612 | 40,088 | '04.3.10~'11.3.9 | 197,100 |
| 장병조 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,200 | 521 | 279 | '04.3.10~'11.3.9 | 197,100 |
| 장원기 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 장일형 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,480 | 520 | - | '04.3.10~'11.3.9 | 197,100 |
| 장정식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 장창덕 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 100 | 364 | 6,536 | '04.3.10~'11.3.9 | 197,100 |
| 장형옥 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 장호승 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 전동수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 2,900 | 521 | 6,579 | '04.3.10~'11.3.9 | 197,100 |
| 전병복 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,000 | 260 | 2,740 | '04.3.10~'11.3.9 | 197,100 |
| 전상문 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,000 | 260 | 2,740 | '04.3.10~'11.3.9 | 197,100 |
| 전영현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,000 | 260 | 1,740 | '04.3.10~'11.3.9 | 197,100 |
| 정경섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,732 | 268 | - | '04.3.10~'11.3.9 | 197,100 |
| 정국현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,524 | 476 | - | '04.3.10~'11.3.9 | 197,100 |
| 정봉영 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 7,400 | 783 | 6,817 | '04.3.10~'11.3.9 | 197,100 |
| 정상근 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 100 | 311 | 5,589 | '04.3.10~'11.3.9 | 197,100 |
| 정용우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,400 | 260 | 1,340 | '04.3.10~'11.3.9 | 197,100 |
| 정유성 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 정의용 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |
| 정인철 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 정칠희 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 정태성 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,797 | 203 | - | '04.3.10~'11.3.9 | 197,100 |
| 정해진 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 2,000 | 260 | 2,740 | '04.3.10~'11.3.9 | 197,100 |
| 정현량 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '04.3.10~'11.3.9 | 197,100 |
| 정형웅 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 3,500 | 283 | 2,217 | '04.3.10~'11.3.9 | 197,100 |
| 정 활 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.10~'11.3.9 | 197,100 |
| 조동식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,708 | 292 | - | '04.3.10~'11.3.9 | 197,100 |
| 조병덕 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 조병수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,674 | 326 | - | '04.3.10~'11.3.9 | 197,100 |
| 조상석 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | - | 7,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 조성림 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,663 | 337 | - | '04.3.10~'11.3.9 | 197,100 |
| 조성현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 1,400 | 521 | 8,079 | '04.3.10~'11.3.9 | 197,100 |
| 조수인 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 4,000 | 783 | 10,217 | '04.3.10~'11.3.9 | 197,100 |
| 조원국 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 조창현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 조홍식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,400 | 203 | 397 | '04.3.10~'11.3.9 | 197,100 |
| 주우식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 지대섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | - | 783 | 14,217 | '04.3.10~'11.3.9 | 197,100 |
| 지영만 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 천경준 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 30,000 | 28,434 | 1,566 | - | '04.3.10~'11.3.9 | 197,100 |
| 최광해 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | - | 783 | 14,217 | '04.3.10~'11.3.9 | 197,100 |
| 최도환 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 최문경 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,765 | 235 | - | '04.3.10~'11.3.9 | 197,100 |
| 최병석 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,799 | 201 | - | '04.3.10~'11.3.9 | 197,100 |
| 최생림 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.10~'11.3.9 | 197,100 |

| 부여<br>받은자 | 관 계 | 부여일 | 부여방법 | 주식의<br>종류 | 변동수량 | | | 미행사<br>수량 | 행사기간 | 행사<br>가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 최외홍 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 최윤호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 최주현 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 4,200 | 783 | 10,017 | '04.3.10~'11.3.9 | 197,100 |
| 최지성 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 30,000 | 28,434 | 1,566 | - | '04.3.10~'11.3.9 | 197,100 |
| 최진균 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 최진석 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | - | 5,000 | - | '04.3.10~'11.3.9 | 197,100 |
| 최창수 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 최창식 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 600 | 311 | 5,089 | '04.3.10~'11.3.9 | 197,100 |
| 한용외 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 40,000 | 37,910 | 2,090 | - | '04.3.10~'11.3.9 | 197,100 |
| 허기열 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.10~'11.3.9 | 197,100 |
| 허영호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 현광석 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 홍석우 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.10~'11.3.9 | 197,100 |
| 홍성표 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.10~'11.3.9 | 197,100 |
| 홍순호 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.10~'11.3.9 | 197,100 |
| 홍창완 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 5,000 | 3,200 | 260 | 1,540 | '04.3.10~'11.3.9 | 197,100 |
| 황인섭 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.10~'11.3.9 | 197,100 |
| 황창규 | 미등기임원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 50,000 | 2,100 | 2,612 | 45,288 | '04.3.10~'11.3.9 | 197,100 |
| 강기상외<br>308명 | 직원 | 2001년 03월 09일 | 자기주식 교부 | 보통주 | 445,000 | 325,706 | 40,540 | 78,754 | '04.3.10~'11.3.9 | 197,100 |
| 합 계 | | | | | 3,099,500 | 1,790,166 | 393,768 | 915,566 | | |

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

[ 2009년 3월 31일 현재 ] (단위 : 원, 주)

| 부여<br>받은자 | 관 계 | 부여일 | 부여방법 | 주식의<br>종류 | 변동수량 | | | 미행사<br>수량 | 행사기간 | 행사<br>가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 강병우 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 강영기 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 강태융 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 고대윤 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.1~'12.2.29 | 329,200 |
| 고동진 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 2,500 | 260 | 2,240 | '04.3.1~'12.2.29 | 329,200 |
| 고성수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,900 | 181 | 1,419 | '04.3.1~'12.2.29 | 329,200 |
| 고양진 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '04.3.1~'12.2.29 | 329,200 |
| 고태일 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.1~'12.2.29 | 329,200 |
| 구자현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 200 | 234 | 4,066 | '04.3.1~'12.2.29 | 329,200 |
| 권중열 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 권혁국 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,347 | 153 | - | '04.3.1~'12.2.29 | 329,200 |
| 김관순 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 김광수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | - | 364 | 6,636 | '04.3.1~'12.2.29 | 329,200 |
| 김동기 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 2,800 | 181 | 519 | '04.3.1~'12.2.29 | 329,200 |
| 김동환 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 400 | 181 | 2,919 | '04.3.1~'12.2.29 | 329,200 |
| 김동환 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | - | 234 | 4,266 | '04.3.1~'12.2.29 | 329,200 |
| 김봉균 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 김상항 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 1,100 | 521 | 8,379 | '04.3.1~'12.2.29 | 329,200 |
| 김상현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 김성열 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 김수봉 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 5,731 | 269 | - | '04.3.1~'12.2.29 | 329,200 |
| 김양규 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 2,200 | 260 | 2,540 | '04.3.1~'12.2.29 | 329,200 |
| 김영수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 김영식 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 100 | 181 | 3,219 | '04.3.1~'12.2.29 | 329,200 |
| 김영윤 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 4,500 | 521 | 4,979 | '04.3.1~'12.2.29 | 329,200 |
| 김영조 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 15,000 | 11,200 | 783 | 3,017 | '04.3.1~'12.2.29 | 329,200 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 김영태 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 김영환 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 김윤근 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 500 | 311 | 5,189 | '04.3.1~'12.2.29 | 329,200 |
| 김재권 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 200 | 181 | 3,119 | '04.3.1~'12.2.29 | 329,200 |
| 김재명 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 김재우 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,500 | 181 | 1,819 | '04.3.1~'12.2.29 | 329,200 |
| 김재현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 김재휘 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 200 | 181 | 3,119 | '04.3.1~'12.2.29 | 329,200 |
| 김정한 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | 400 | 364 | 6,236 | '04.3.1~'12.2.29 | 329,200 |
| 김종산 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 200 | 181 | 3,119 | '04.3.1~'12.2.29 | 329,200 |
| 김종중 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 800 | 311 | 4,889 | '04.3.1~'12.2.29 | 329,200 |
| 김종호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 김준경 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 1,200 | 260 | 3,540 | '04.3.1~'12.2.29 | 329,200 |
| 김지승 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,383 | 117 | - | '04.3.1~'12.2.29 | 329,200 |
| 김진태 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 김진한 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 김창근 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,383 | 117 | - | '04.3.1~'12.2.29 | 329,200 |
| 김철호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 김태호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 김택희 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | - | 364 | 6,636 | '04.3.1~'12.2.29 | 329,200 |
| 김한주 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 15,000 | 500 | 783 | 13,717 | '04.3.1~'12.2.29 | 329,200 |
| 김헌성 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 1,800 | 234 | 2,466 | '04.3.1~'12.2.29 | 329,200 |
| 남병규 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 1,400 | 260 | 3,340 | '04.3.1~'12.2.29 | 329,200 |
| 남상권 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 2,200 | 521 | 7,279 | '04.3.1~'12.2.29 | 329,200 |
| 노광춘 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,600 | 181 | 1,719 | '04.3.1~'12.2.29 | 329,200 |
| 노기학 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | - | 234 | 4,266 | '04.3.1~'12.2.29 | 329,200 |
| 노원기 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 도인록 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 류선호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 박경정 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 박내성 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 3,300 | 260 | 1,440 | '04.3.1~'12.2.29 | 329,200 |
| 박동건 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 2,200 | 260 | 2,540 | '04.3.1~'12.2.29 | 329,200 |
| 박두의 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 900 | 260 | 3,840 | '04.3.1~'12.2.29 | 329,200 |
| 박명경 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 박상범 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 400 | 260 | 4,340 | '04.3.1~'12.2.29 | 329,200 |
| 박상탁 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 박성수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 박영순 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 박용환 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.1~'12.2.29 | 329,200 |
| 박유근 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,600 | 156 | 1,744 | '04.3.1~'12.2.29 | 329,200 |
| 박재욱 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | 6,640 | 360 | - | '04.3.1~'12.2.29 | 329,200 |
| 박전만 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 박제승 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 2,000 | 260 | 2,740 | '04.3.1~'12.2.29 | 329,200 |
| 박종원 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.1~'12.2.29 | 329,200 |
| 박종환 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 박주경 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 박희균 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 4,800 | 521 | 4,679 | '04.3.1~'12.2.29 | 329,200 |
| 박희덕 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 배경태 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,000 | 181 | 319 | '04.3.1~'12.2.29 | 329,200 |
| 배승한 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 500 | 260 | 4,240 | '04.3.1~'12.2.29 | 329,200 |
| 배창섭 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 100 | 181 | 3,219 | '04.3.1~'12.2.29 | 329,200 |
| 백남욱 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,357 | 143 | 0 | '04.3.1~'12.2.29 | 329,200 |
| 변동권 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 3,500 | 292 | 2,208 | '04.3.1~'12.2.29 | 329,200 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 변재봉 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 서동일 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | - | 234 | 4,266 | '04.3.1~'12.2.29 | 329,200 |
| 서병상 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 600 | 260 | 4,140 | '04.3.1~'12.2.29 | 329,200 |
| 손대일 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 손일현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | 5,500 | 364 | 1,136 | '04.3.1~'12.2.29 | 329,200 |
| 손정민 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 손호인 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,600 | 258 | 142 | '04.3.1~'12.2.29 | 329,200 |
| 송백규 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 2,200 | 181 | 1,119 | '04.3.1~'12.2.29 | 329,200 |
| 신명훈 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 1,300 | 311 | 4,389 | '04.3.1~'12.2.29 | 329,200 |
| 신상홍 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 5,400 | 521 | 4,079 | '04.3.1~'12.2.29 | 329,200 |
| 신정수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 심성우 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.1~'12.2.29 | 329,200 |
| 안재근 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 200 | 181 | 3,119 | '04.3.1~'12.2.29 | 329,200 |
| 양해경 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.1~'12.2.29 | 329,200 |
| 어길수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 600 | 260 | 4,140 | '04.3.1~'12.2.29 | 329,200 |
| 엄대현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 200 | 521 | 9,279 | '04.3.1~'12.2.29 | 329,200 |
| 오경석 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,100 | 181 | 2,219 | '04.3.1~'12.2.29 | 329,200 |
| 오동진 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 30,000 | 24,000 | 1,566 | 4,434 | '04.3.1~'12.2.29 | 329,200 |
| 오상경 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 오석하 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 1,500 | 521 | 7,979 | '04.3.1~'12.2.29 | 329,200 |
| 오용섭 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 옥경석 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 2,900 | 181 | 419 | '04.3.1~'12.2.29 | 329,200 |
| 옥치국 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 원기찬 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 1,700 | 260 | 3,040 | '04.3.1~'12.2.29 | 329,200 |
| 유수경 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 2,300 | 181 | 1,019 | '04.3.1~'12.2.29 | 329,200 |
| 유인경 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 유제일 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 윤승철 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,100 | 181 | 2,219 | '04.3.1~'12.2.29 | 329,200 |
| 윤용암 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 15,000 | 14,217 | 783 | - | '04.3.1~'12.2.29 | 329,200 |
| 윤지홍 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.1~'12.2.29 | 329,200 |
| 윤창현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.1~'12.2.29 | 329,200 |
| 이강훈 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 이경표 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 이규동 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 3,000 | 234 | 1,266 | '04.3.1~'12.2.29 | 329,200 |
| 이돈주 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 700 | 311 | 4,989 | '04.3.1~'12.2.29 | 329,200 |
| 이박준 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 이배원 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 300 | 181 | 3,019 | '04.3.1~'12.2.29 | 329,200 |
| 이상배 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 30,000 | - | 1,566 | 28,434 | '04.3.1~'12.2.29 | 329,200 |
| 이상석 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.1~'12.2.29 | 329,200 |
| 이상훈 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '04.3.1~'12.2.29 | 329,200 |
| 이석명 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 이선용 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 이승구 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 4,266 | 234 | - | '04.3.1~'12.2.29 | 329,200 |
| 이승환 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 15,000 | 4,300 | 783 | 9,917 | '04.3.1~'12.2.29 | 329,200 |
| 이용희 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 2,400 | 181 | 919 | '04.3.1~'12.2.29 | 329,200 |
| 이우석 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 이윤태 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | - | 234 | 4,266 | '04.3.1~'12.2.29 | 329,200 |
| 이진석 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,800 | 181 | 1,519 | '04.3.1~'12.2.29 | 329,200 |
| 이철희 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 이태직 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 이택근 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 2,300 | 181 | 1,019 | '04.3.1~'12.2.29 | 329,200 |
| 이현동 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 500 | 521 | 8,979 | '04.3.1~'12.2.29 | 329,200 |
| 이호영 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '04.3.1~'12.2.29 | 329,200 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 이효종 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 100 | 181 | 3,219 | '04.3.1~'12.2.29 | 329,200 |
| 임창빈 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 임창수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 2,300 | 181 | 1,019 | '04.3.1~'12.2.29 | 329,200 |
| 장규석 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.1~'12.2.29 | 329,200 |
| 장기철 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 1,200 | 181 | 2,119 | '04.3.1~'12.2.29 | 329,200 |
| 장중진 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 1,000 | 311 | 4,689 | '04.3.1~'12.2.29 | 329,200 |
| 전광호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 200 | 181 | 3,119 | '04.3.1~'12.2.29 | 329,200 |
| 정봉진 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 300 | 521 | 9,179 | '04.3.1~'12.2.29 | 329,200 |
| 정석민 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 3,600 | 521 | 5,879 | '04.3.1~'12.2.29 | 329,200 |
| 정세웅 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 800 | 181 | 2,519 | '04.3.1~'12.2.29 | 329,200 |
| 정원조 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 5,689 | 311 | - | '04.3.1~'12.2.29 | 329,200 |
| 정종문 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 5,799 | 201 | - | '04.3.1~'12.2.29 | 329,200 |
| 정충기 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 3,500 | 311 | 2,189 | '04.3.1~'12.2.29 | 329,200 |
| 정태영 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 정해수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 3,500 | - | '04.3.1~'12.2.29 | 329,200 |
| 정헌화 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | 2,600 | 364 | 4,036 | '04.3.1~'12.2.29 | 329,200 |
| 정현호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 6,000 | 300 | 311 | 5,389 | '04.3.1~'12.2.29 | 329,200 |
| 조규당 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 5,300 | 521 | 4,179 | '04.3.1~'12.2.29 | 329,200 |
| 조남성 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 2,200 | 234 | 2,066 | '04.3.1~'12.2.29 | 329,200 |
| 조남용 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '04.3.1~'12.2.29 | 329,200 |
| 조병학 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 3,700 | 222 | 1,078 | '04.3.1~'12.2.29 | 329,200 |
| 조서현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,832 | 168 | - | '04.3.1~'12.2.29 | 329,200 |
| 조세제 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 조원상 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 조중헌 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 3,900 | 260 | 840 | '04.3.1~'12.2.29 | 329,200 |
| 조현탁 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 600 | 234 | 3,666 | '04.3.1~'12.2.29 | 329,200 |
| 차영수 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 차용래 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 천방훈 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 최민호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 최승우 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 7,000 | 5,500 | 364 | 1,136 | '04.3.1~'12.2.29 | 329,200 |
| 최시돈 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 최신형 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | 400 | 234 | 3,866 | '04.3.1~'12.2.29 | 329,200 |
| 최재관 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 200 | 181 | 3,119 | '04.3.1~'12.2.29 | 329,200 |
| 최재구 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '04.3.1~'12.2.29 | 329,200 |
| 하윤호 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 5,000 | 521 | 4,479 | '04.3.1~'12.2.29 | 329,200 |
| 한국현 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 3,400 | 521 | 6,079 | '04.3.1~'12.2.29 | 329,200 |
| 한양희 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 10,000 | 9,663 | 337 | - | '04.3.1~'12.2.29 | 329,200 |
| 허상훈 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '04.3.1~'12.2.29 | 329,200 |
| 허흔 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 4,500 | - | 234 | 4,266 | '04.3.1~'12.2.29 | 329,200 |
| 홍완춘 | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 3,500 | 200 | 181 | 3,119 | '04.3.1~'12.2.29 | 329,200 |
| David Steel | 미등기임원 | 2002년 02월 28일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.1~'12.2.29 | 329,200 |
| 합 계 | | | | | 988,000 | 520,041 | 53,859 | 414,100 | | |

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

[ 2009년 3월 31일 현재 ] (단위 : 원, 주)

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 강재영 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 20,000 | 18,956 | 1,044 | - | '04.3.26~'12.3.25 | 342,800 |
| 김승환 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 10,000 | 7,400 | 521 | 2,079 | '04.3.26~'12.3.25 | 342,800 |
| 나용구 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 7,000 | 200 | 364 | 6,436 | '04.3.26~'12.3.25 | 342,800 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 박명동 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '04.3.26~'12.3.25 | 342,800 |
| 박영원 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 7,000 | - | 7,000 | - | '04.3.26~'12.3.25 | 342,800 |
| 방상원 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 5,000 | 1,900 | 260 | 2,840 | '04.3.26~'12.3.25 | 342,800 |
| 안상우 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.26~'12.3.25 | 342,800 |
| 윤진혁 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 7,000 | 6,636 | 364 | - | '04.3.26~'12.3.25 | 342,800 |
| 이수영 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 7,000 | 3,500 | 364 | 3,136 | '04.3.26~'12.3.25 | 342,800 |
| 정준명 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 40,000 | - | 2,090 | 37,910 | '04.3.26~'12.3.25 | 342,800 |
| 황춘택 | 미등기임원 | 2002년 03월 25일 | 자기주식 교부 | 보통주 | 6,000 | 1,200 | 311 | 4,489 | '04.3.26~'12.3.25 | 342,800 |
| 합 계 | | | | | 121,000 | 51,168 | 12,942 | 56,890 | | |

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

[ 2009년 3월 31일 현재 ] (단위 : 원, 주)

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 강호규 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 900 | 181 | 2,419 | '05.3.8~'13.3.7 | 288,800 |
| 강호민 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 고창범 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 구기설 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,580 | 3,420 | - | '05.3.8~'13.3.7 | 288,800 |
| 권도헌 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 300 | 181 | 3,019 | '05.3.8~'13.3.7 | 288,800 |
| 권재중 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 김경호 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,300 | 260 | 3,440 | '05.3.8~'13.3.7 | 288,800 |
| 김기준 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,700 | 260 | 3,040 | '05.3.8~'13.3.7 | 288,800 |
| 김서겸 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,580 | 3,420 | - | '05.3.8~'13.3.7 | 288,800 |
| 김동현 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,580 | 3,420 | - | '05.3.8~'13.3.7 | 288,800 |
| 김세철 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 3,500 | - | '05.3.8~'13.3.7 | 288,800 |
| 김영균 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 10,000 | 9,479 | 521 | - | '05.3.8~'13.3.7 | 288,800 |
| 김영근 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,200 | 260 | 3,540 | '05.3.8~'13.3.7 | 288,800 |
| 김인종 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 200 | 3,420 | 1,380 | '05.3.8~'13.3.7 | 288,800 |
| 김정환 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 김종인 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 1,200 | 181 | 2,119 | '05.3.8~'13.3.7 | 288,800 |
| 김준식 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,606 | 181 | 713 | '05.3.8~'13.3.7 | 288,800 |
| 김진안 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 2,880 | 260 | 1,860 | '05.3.8~'13.3.7 | 288,800 |
| 김진자 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,212 | 181 | 1,107 | '05.3.8~'13.3.7 | 288,800 |
| 김창용 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 300 | 260 | 4,440 | '05.3.8~'13.3.7 | 288,800 |
| 김학설 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 김현배 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 김현석 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 300 | 181 | 3,019 | '05.3.8~'13.3.7 | 288,800 |
| 김홍식 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '05.3.8~'13.3.7 | 288,800 |
| 류두현 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 700 | 260 | 4,040 | '05.3.8~'13.3.7 | 288,800 |
| 류성일 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 500 | 260 | 4,240 | '05.3.8~'13.3.7 | 288,800 |
| 류영무 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 민영성 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 박규찬 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 박동수 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,300 | 181 | 1,019 | '05.3.8~'13.3.7 | 288,800 |
| 박병하 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 박영준 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 박용종 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,400 | 260 | 3,340 | '05.3.8~'13.3.7 | 288,800 |
| 박용직 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 박인식 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 박재순 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 900 | 181 | 2,419 | '05.3.8~'13.3.7 | 288,800 |
| 박재찬 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 박종갑 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,912 | 181 | 407 | '05.3.8~'13.3.7 | 288,800 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 박종서 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 백학명 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | - | 260 | 4,740 | '05.3.8~'13.3.7 | 288,800 |
| 서치원 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,200 | 260 | 3,540 | '05.3.8~'13.3.7 | 288,800 |
| 성규식 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,500 | 260 | 240 | '05.3.8~'13.3.7 | 288,800 |
| 송창룡 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 엄규호 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 2,100 | 260 | 2,640 | '05.3.8~'13.3.7 | 288,800 |
| 연제찬 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 오영복 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,800 | 260 | 2,940 | '05.3.8~'13.3.7 | 288,800 |
| 우형래 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 500 | 260 | 4,240 | '05.3.8~'13.3.7 | 288,800 |
| 원선희 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 육현표 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 300 | 260 | 4,440 | '05.3.8~'13.3.7 | 288,800 |
| 윤 백 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 1,600 | 181 | 1,719 | '05.3.8~'13.3.7 | 288,800 |
| 윤병배 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,800 | 1,840 | 1,360 | '05.3.8~'13.3.7 | 288,800 |
| 윤원주 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 이강의 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,060 | 260 | 680 | '05.3.8~'13.3.7 | 288,800 |
| 이건종 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 이경호 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 1,288 | 2,212 | '05.3.8~'13.3.7 | 288,800 |
| 이상업 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 이석선 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 3,400 | 260 | 1,340 | '05.3.8~'13.3.7 | 288,800 |
| 이선우 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 이영우 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 이재경 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 이재민 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 이정복 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 이정순 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 이정식 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,300 | 260 | 3,440 | '05.3.8~'13.3.7 | 288,800 |
| 이종찬 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 1,200 | 181 | 2,119 | '05.3.8~'13.3.7 | 288,800 |
| 이태협 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 400 | 260 | 4,340 | '05.3.8~'13.3.7 | 288,800 |
| 이홍준 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 2,500 | 260 | 2,240 | '05.3.8~'13.3.7 | 288,800 |
| 임수택 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 전성호 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 1,200 | 181 | 2,119 | '05.3.8~'13.3.7 | 288,800 |
| 전우헌 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 정광영 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 100 | 181 | 3,219 | '05.3.8~'13.3.7 | 288,800 |
| 정민형 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 100 | 181 | 3,219 | '05.3.8~'13.3.7 | 288,800 |
| 정재륜 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,212 | 181 | 1,107 | '05.3.8~'13.3.7 | 288,800 |
| 조성래 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | - | 181 | 3,319 | '05.3.8~'13.3.7 | 288,800 |
| 조용덕 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 조윤영 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 10,000 | - | 521 | 9,479 | '05.3.8~'13.3.7 | 288,800 |
| 조정환 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 지완구 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 3,319 | 181 | - | '05.3.8~'13.3.7 | 288,800 |
| 채희선 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,100 | 181 | 1,219 | '05.3.8~'13.3.7 | 288,800 |
| 최동욱 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,206 | 181 | 1,113 | '05.3.8~'13.3.7 | 288,800 |
| 최승하 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 3,500 | 2,300 | 181 | 1,019 | '05.3.8~'13.3.7 | 288,800 |
| 최우수 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 4,740 | 260 | - | '05.3.8~'13.3.7 | 288,800 |
| 하윤희 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 1,000 | 260 | 3,740 | '05.3.8~'13.3.7 | 288,800 |
| 황재민 | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 5,000 | 600 | 260 | 4,140 | '05.3.8~'13.3.7 | 288,800 |
| P.Skarzynski | 미등기임원 | 2003년 03월 07일 | 자기주식 교부 | 보통주 | 4,100 | 1,000 | 212 | 2,888 | '05.3.8~'13.3.7 | 288,800 |
| 합 계 | | | | | 368,100 | 168,054 | 37,744 | 162,302 | | |

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

[ 2009년 3월 31일 현재 ] (단위 : 원, 주)

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 강경훈 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 4,000 | - | 76 | 3,924 | '06.4.17~'14.4.16 | 580,300 |
| 권강현 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김경도 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 1,211 | 2,289 | '06.4.17~'14.4.16 | 580,300 |
| 김경조 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 김경현 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 김명수 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김병구 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김봉남 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 1,211 | 2,289 | '06.4.17~'14.4.16 | 580,300 |
| 김석기 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김석필 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김세현 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김승환 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 5,000 | - | '06.4.17~'14.4.16 | 580,300 |
| 김연환 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김영수 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김영하 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김완배 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김용석 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 김학응 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김행일 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김혁철 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 김형도 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 4,000 | - | 76 | 3,924 | '06.4.17~'14.4.16 | 580,300 |
| 김형준 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 김희석 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 노시영 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 노종호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 민용호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 박기언 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 박병대 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 박봉식 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 3,365 | 1,635 | '06.4.17~'14.4.16 | 580,300 |
| 박상규 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | 1,900 | 95 | 3,005 | '06.4.17~'14.4.16 | 580,300 |
| 박성배 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 박성칠 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 10,000 | - | 3,461 | 6,539 | '06.4.17~'14.4.16 | 580,300 |
| 박승건 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 박종대 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 1,730 | 3,270 | '06.4.17~'14.4.16 | 580,300 |
| 박희선 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 반상조 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 방문수 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 배승균 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 변상권 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 서덕건 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 서영복 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 성재현 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | 1,000 | 66 | 2,434 | '06.4.17~'14.4.16 | 580,300 |
| 성학경 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 소병세 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 송성원 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 신현대 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 심상필 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 4,000 | - | 76 | 3,924 | '06.4.17~'14.4.16 | 580,300 |
| 심순선 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 엄영진 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 엄영훈 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 여남구 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 오해동 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 1,211 | 2,289 | '06.4.17~'14.4.16 | 580,300 |
| 왕 통 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 우문균 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | 3,434 | 66 | - | '06.4.17~'14.4.16 | 580,300 |
| 위성욱 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 유문현 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 유제환 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 윤기천 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이경주 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이기옥 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이기웅 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이범일 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 1,730 | 3,270 | '06.4.17~'14.4.16 | 580,300 |
| 이상영 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이상철 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이승갑 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 5,000 | - | '06.4.17~'14.4.16 | 580,300 |
| 이영우 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이용일 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이응상 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이인호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 이재형 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | 300 | 95 | 4,605 | '06.4.17~'14.4.16 | 580,300 |
| 이정렬 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이종식 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | 3,434 | 66 | - | '06.4.17~'14.4.16 | 580,300 |
| 이종인 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 이창협 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 3,365 | 1,635 | '06.4.17~'14.4.16 | 580,300 |
| 이항우 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 임규호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 장충기 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 30,000 | - | 574 | 29,426 | '06.4.17~'14.4.16 | 580,300 |
| 전영목 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 전영훈 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 5,000 | - | '06.4.17~'14.4.16 | 580,300 |
| 전옥표 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 2,356 | 1,144 | '06.4.17~'14.4.16 | 580,300 |
| 전용배 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 20,000 | - | 382 | 19,618 | '06.4.17~'14.4.16 | 580,300 |
| 전준영 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 정규일 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 정규하 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 1,730 | 3,270 | '06.4.17~'14.4.16 | 580,300 |
| 정금용 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 4,000 | - | 76 | 3,924 | '06.4.17~'14.4.16 | 580,300 |
| 정기환 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 정병기 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 정사진 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 정우인 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 정은승 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 정이호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 정일진 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 정태흥 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 정현석 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 조승환 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 조인수 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | 1,500 | 66 | 1,934 | '06.4.17~'14.4.16 | 580,300 |
| 조재문 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 조진호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 조한슬 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 3,500 | - | '06.4.17~'14.4.16 | 580,300 |
| 채승기 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | 500 | 95 | 4,405 | '06.4.17~'14.4.16 | 580,300 |
| 채종규 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 채종원 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 천인석 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 최광수 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 최성호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 최승철 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 최영준 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 4,000 | - | 76 | 3,924 | '06.4.17~'14.4.16 | 580,300 |
| 최인권 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 최재홍 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 최정혁 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 최태봉 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 3,365 | 1,635 | '06.4.17~'14.4.16 | 580,300 |
| 한기엽 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 한명섭 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 한민석 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 한민호 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 한우성 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 한종수 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 황득규 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 3,500 | - | 66 | 3,434 | '06.4.17~'14.4.16 | 580,300 |
| 황주용 | 미등기임원 | 2004년 04월 16일 | 자기주식 교부 | 보통주 | 5,000 | - | 95 | 4,905 | '06.4.17~'14.4.16 | 580,300 |
| 합 계 | | | | | 590,000 | 12,068 | 53,061 | 524,871 | | |

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

[ 2009년 3월 31일 현재 ]

(단위 : 원, 주)

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 이종석 | 미등기임원 | 2004년 10월 15일 | 자기주식 교부 | 보통주 | 10,000 | 10,000 | - | - | '06.10.16~'08.10.15 | 460,500 |

※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

[ 2009년 3월 31일 현재 ]

(단위 : 원, 주)

| 부여 받은자 | 관 계 | 부여일 | 부여방법 | 주식의 종류 | 변동수량 | | | 미행사 수량 | 행사기간 | 행사 가격 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 부여 | 행사 | 취소 | | | |
| 곽영수 | 미등기임원 | 2005년 12월 20일 | 자기주식 교부 | 보통주 | 5,000 | - | - | 5,000 | '07.12.21~'15.12.20 | 606,700 |
| 심상배 | 미등기임원 | 2005년 12월 20일 | 자기주식 교부 | 보통주 | 5,000 | - | - | 5,000 | '07.12.21~'15.12.20 | 606,700 |
| 합 계 | | | | | 10,000 | - | - | 10,000 | | |

※ '09.3.31일 현재 종가는 568,000원임, '관계'는 부여일 기준임.

# IX. 이해관계자와의 거래내용

## 1. 대주주등에 대한 신용공여등

### 가. 채무보증 내역

- 국내채무보증

당사는 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련하여, 합작법인의 지분 50%를 인수하는 Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가 주식매매계약상의 담보책임에 대하여 계약당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주) 및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사 등 나머지 주주들이 각자의 상대적지분비율에 따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 지급보증입니다.

(단위 : 천$)

| 성명<br>(법인명) | 관계 | 거래내역 | | | | 비 고 |
|---|---|---|---|---|---|---|
| | | 기초 | 증가 | 감소 | 기말 | |
| 삼성종합화학(주) | 계열회사 | 8,200 | - | - | 8,200 | |

- 해외채무보증

(단위 : 천$)

| 성명(법인명) | 관계 | 채권자 | 보증기간 | 거래내역 | | | | 비 고 |
|---|---|---|---|---|---|---|---|---|
| | | | | 기초 | 증가 | 감소 | 기말 | |
| SEA(미주총괄법인) | 계열회사 | SMBC 外 | 2011.02.13 | 698,000 | - | 198,000 | 500,000 | |
| SAS(미국생산법인) | 계열회사 | Goldman Sachs 外 | 2030.04.01 | 50,000 | - | - | 50,000 | |
| SEM(멕시코생판법인) | 계열회사 | Banamex | 2011.04.23 | 138,235 | - | 15,193 | 123,042 | |
| SAMCOL(콜럼비아판매법인) | 계열회사 | Citibank 外 | 2009.10.31 | 31,924 | - | 10,947 | 20,977 | |
| SEDA(브라질 생판법인) | 계열회사 | HSBC 外 | 2009.10.29 | 111,453 | - | 48,940 | 62,513 | |
| SEUK(영국판매법인) | 계열회사 | Santander 外 | 2009.12.21 | 145,625 | - | 145,625 | - | |
| SELS(네덜란드물류법인) | 계열회사 | Intesa BCI | 2009.10.31 | 105,938 | - | 105,938 | - | |
| SENA(스웨덴판매법인) | 계열회사 | Intesa BCI | 2009.10.31 | 25,235 | - | 25,235 | - | |
| SEH(헝가리생판법인) | 계열회사 | KDB | 2010.08.05 | 32,488 | - | 2,151 | 30,337 | |
| SEPOL(폴란드판매법인) | 계열회사 | JP MORGAN 外 | 2009.10.31 | 152,509 | - | 38,145 | 114,364 | |
| SESK(슬로박생산법인) | 계열회사 | HSBC | 2009.10.31 | 158,200 | - | 110,700 | 47,500 | |
| SELSK(슬로박LCD생산법인) | 계열회사 | HSBC 外 | 2010.08.22 | 123,893 | - | 91,056 | 32,837 | |
| SSA(남아공판매법인) | 계열회사 | Citibank 外 | 2009.10.24 | 17,466 | 17,074 | - | 34,540 | |
| SERC(러시아판매법인) | 계열회사 | Citibank 外 | 2009.10.31 | 133,098 | - | 133,098 | - | |
| SERK(러시아생산법인) | 계열회사 | HSBC 外 | 2011.03.05 | 97,499 | - | 26,131 | 71,368 | |
| SEKZ(카자흐판매법인) | 계열회사 | Citibank | 2009.09.14 | 6,502 | - | 6,502 | - | |
| SAPL(싱가폴판매법인) | 계열회사 | Citibank 外 | 2009.12.25 | 81,819 | - | 81,819 | - | |

| 성명(법인명) | 관계 | 채권자 | 보증기간 | 거래내역 | | | | 비 고 |
|---|---|---|---|---|---|---|---|---|
| | | | | 기초 | 증가 | 감소 | 기말 | |
| SEIN(인니생판법인) | 계열회사 | Citibank 外 | 2009.12.25 | 34,238 | - | 34,238 | - | |
| SAVINA(베트남생판법인) | 계열회사 | Citibank | 2009.12.25 | 4,871 | - | 69 | 4,802 | |
| SJC(일본판매법인) | 계열회사 | Mizuho Bank 外 | 2009.12.28 | 86,543 | - | 36,289 | 50,254 | |
| SYRI(일본연구법인) | 계열회사 | Japan Development Bank 外 | 2014.06.04 | 61,631 | - | 214 | 61,417 | |
| 합 계 | | | | 2,297,167 | 17,074 | 1,110,290 | 1,203,951 | |

상기의 채무보증이외에 파나마에 소재한 SELA(Samsung Electronics Latinoamerica) 법인에 제공한 Citibank의 보증 US$ 21.6백만에 대해서 회사는 지급보증을 하고 있으며, 헝가리에 소재한 SEH(Samsung Electronics Hungarian) 법인이 헝가리정부와 체결한 투자 인센티브 계약의 이행을 보증하기 위하여 US$ 18백만의 지급보증을 제공하고 있습니다.
당사는 건별 채무보증금액이 자본금의 10% 이상일 경우 이사회 의결후 집행되며, 10% 미만시(10억이상)에는 그 결정을 경영위원회에 위임하고 있습니다.

## 나. 출자 및 출자지분 처분내역

(단위 : 백만원)

| 법 인 명 | 거래일자 | 출자지분의 종류 | 기초 | 증가 | 감소 | 기말 | 비 고 |
|---|---|---|---|---|---|---|---|
| 삼성모바일디스플레이 | 2009.01.02 | 주식(보통주) | - | 798,160 | - | 798,160 | 신규출자 |
| 삼성테크윈㈜ | 2009.02.01 | 주식(보통주) | 211,726 | - | 37,195 | 174,531 | 주식분할 |
| 삼성디지털이미징㈜ | 2009.02.01 | 주식(보통주) | - | 37,195 | - | 37,195 | 주식분할 |
| S-LCD | 2009.01.08 | 주식(보통주) | 1,750,000 | 200,000 | - | 1,950,000 | 증자 |
| SEM | 2009.01.14 | 주식(보통주) | 142,558 | 36,376 | - | 178,934 | 증자 |
| SERC | 2009.01.12 | 주식(보통주) | 46,909 | 93,051 | - | 139,960 | 증자 |
| SERK | 2009.01.12 | 주식(보통주) | 125,181 | 93,051 | - | 218,232 | 증자 |

당기 중 당사는 AMOLED 및 중소형 LCD사업 경쟁력 강화를 위해 삼성모바일디스플레이(SMD)에 7,982억을 신규출자 하였습니다. S-LCD 및 현지법인 세 곳에 대하여 사업경쟁력 제고 및 안정적 사업수행을 위하여 4,225억을 증자하였습니다.
당사는 건별 타법인 출자 및 처분 금액이 자본금의 10% 이상일 경우 이사회 의결 후 집행되며, 10% 미만시(50억이상)에는 그 결정을 경영위원회에 위임하고 있습니다.

## 다. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

| 성명<br>(법인명) | 관 계 | 변동수량 | | | | | 비고 |
|---|---|---|---|---|---|---|---|
| | | 유가증권의 종류 | 매수 | 매도 | 누계 | 매매손익 | |
| 삼성투신운용 | 계열회사 | 수익증권 | 370,000 | 770,000 | 1,140,000 | 11,456 | 운용사 |
| 합 계 | | | 370,000 | 770,000 | 1,140,000 | 11,456 | |

## 2. 대주주와의 자산양수도 등

(단위 : 백만원)

| 법인명 | 관계 | 거래목적 | 거래일자 | 거래일기준 | 거래대상물 | 거래금액 |
|---|---|---|---|---|---|---|
| SEV | 계열회사 | 자산매각 | 2009.03.17 | 매각일자 | 계측기 등 기계장치 | 1,168 |
| SESS | 계열회사 | 자산매각 | 2009.03.17 | 매각일자 | 분석장비 등 기계장치 | 5,085 |
| SEHZ | 계열회사 | 자산매각 | 2009.03.05 | 매각일자 | 생산장비 등 기계장치 | 244 |
| TSTC | 계열회사 | 자산매각 | 2009.03.24 | 매각일자 | 기계장치 | 545 |
| SMD | 계열회사 | 현물출자 | 2009.01.02 | 양도일자 | 기계장치 및 재고자산 등 | 464,355 |

당사는 당분기중에 법인 Capa 증설 등의 목적으로 노후자산을 매각하였습니다. 또한 , 기흥 소재 2라인/AMOLED 연구설비 및 천안 소재 3,4라인/CF 설비 등 총 4,644억을 SMD(Samsung Mobile Display)에 현물출자 하였습니다.

## 3. 대주주 이외의 이해관계계자와의 거래

당사는 제품경쟁력 제고 및 상생경영을 위해 당분기말 현재 협력회사에 대여금으로 1,639억, 종업원 복리후생 목적의 주택대부 대여금 등으로 95억을 종업원에게 대여해 주었습니다.

(단위 : 백만원)

| 성 명<br>(법인명) | 관 계 | 대여금 내역 | | | | | 비 고 |
|---|---|---|---|---|---|---|---|
| | | 계정과목 | 거래내역 | | | | |
| | | | 기초잔액 | 당분기증가 | 당분기감소 | 분기말잔액 | |
| (주)ATEC솔루션 외 | 협력업체 | 단기대여금 | 76,188 | 71,316 | 107,227 | 40,277 | |
| 강준형 외 | 종업원 | 장기대여금 | 10,663 | 70,826 | 71,956 | 9,533 | |
| (주)아토 외 | 협력업체 | 장기대여금 | 124,618 | 106,783 | 107,786 | 123,615 | |
| 합 계 | | | 211,469 | 248,925 | 286,969 | 173,425 | |

※ 상기 내역은 현재가치할인차금 차감 기준입니다.

# X. 그 밖에 투자자 보호를 위하여 필요한 사항

## 1. 공시사항의 진행 · 변경상황

기 신고한 주요경영사항의 진행상황

| 신고일자 | 제 목 | 신 고 내 용 | 신고사항의 진행상황 |
|---|---|---|---|
| 2005년 6월 24일 | 소송등의 제기· 신청 | Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Jose 법정에 SDR/DDR 관련 일부 특허에 대한 특허침해소송을 제기함. | 진행중 |
| 2005년 6월 24일 | 소송등의 제기· 신청 | Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Francisco 법정에 DDR2 관련 일부 특허에 대한 특허침해소송을 제기함. | 진행중 |
| 2008년 2월 26일 | 기타 주요경영사항(자율공시)<br>- 삼성자동차 약정금 등 청구의 소 1심 판결에 대한 항소 제기 | 당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08. 2. 14)에 대한 항소를 제기함. | 진행중 |
| 2008년 5월 16일 | 소송등의 제기· 신청 | 당사 포함 28개 삼성그룹 계열사가 삼성자동차(주) 채권금융 기관들과 삼성자동차(주) 처리와 관련하여 1999년 9월 작성한 합의서와 관련, 채권단이 '05.12.22일 제기한 약정금 등 청구의 소 1심 판결('08.2.14)에 대한 항소를 제기함. | 진행중<br>(삼성자동차 채권단도 2/27일자로 1심 판결에 대한 항소를 제기하였고, 당사는 5/16일자로 항소장을 송달받음) |
| 2009년 3월 4일 | 조회공시 요구<br>(풍문· 보도)에 대한 답변 (미확정)<br>- 미국 Sandisk사 인수 추진관련 再답변 | 지난 '08.10.22日字 인수제안 공식 철회한 이후 현재까지 진전된 상황이 없음. 추후 구체적인 내용이 결정되는 시점 또는 6개월 이내에 再공시 하겠음. | 검토중<br>('08.9.5日 조회공시 요청에 대한 미확정 답변 및 '08.9.17日 공정공시(인수제안)와 관련된 사항임)<br>※ '08.10.22 공정공시 (인수제안 철회) |

## 2. 주주총회 의사록 요약

| 주총일자 | 안 건 | 결의내용 |
|---|---|---|
| 제40기<br>정기주주총회<br>('09.3.13) | 1. 제40기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건<br>2. 이사 선임의 건<br>2-1호 : 사외이사 선임의 건<br>2-2호 : 사내이사 선임의 건<br>2-3호 : 감사위원회 위원 선임의 건<br>3. 이사 보수한도 승인의 건 | ○ 원안대로 통과<br>○ 원안대로 통과<br>○ 원안대로 통과 |
| 제39기<br>정기주주총회<br>('08.3.28) | 1. 제39기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건<br>2. 이사 보수한도 승인의 건 | ○ 원안대로 통과<br>○ 원안대로 통과 |
| | 1. 제38기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 | ○ 원안대로 통과 |

| 주총일자 | 안 건 | 결의내용 |
|---|---|---|
| 제38기<br>정기주주총회<br>('07.2.28) | 2. 이사 선임의 건<br>2-1호 : 사외이사 선임의 건<br>2-2호 : 사내이사 선임의 건<br>2-3호 : 감사위원회 위원 선임의 건<br>3. 이사 보수한도 승인의 건 | ○ 원안대로 통과<br><br><br><br>○ 원안대로 통과 |

## 3. 중요한 소송사건

- 삼성자동차의 채권금융기관들(이하 "채권금융기관들")은 삼성자동차의 회사정리절차에 관하여 체결된 1999년 8월 24일자 합의서를 원인으로 하여, 당사를 포함한 28개 삼성계열사들 및 이건희 전회장이 연대하여 2조 4,500억원 및 위약금과 이에 대한 지연손해금을 지급할 것을 청구하는 소송을 제기하여 2008년 1월 31일 서울지방법원의 판결이 선고되었습니다. 제1심 판결은 채권단이 이미 매각한 1,165,955주를 제외한 삼성생명 주식 2,334,045주를 처분하여 약 1조 6,338억원을 한도로 채권단에게지급하고 이 전회장이 채권단에게 증여한 삼성생명 주식 등의 처분대금이 2조4,500억원에 부족할 경우 그 부족액만큼 원고들에 대하여 자본출자 의무 또는 후순위채권 매입 의무가 있음을 확인하며 약 1조 6,338억원에 대해 2001년 1월 1일 이후부터 의무이행 완료일까지 연 6%의 지연손해금을 지급하라는 등의 내용으로 이루어져있습니다.

이러한 판결에 대하여 당사를 포함한 삼성계열사들 및 이 전회장 그리고 채권금융기관들이 모두 항소를 제기하여 현재 서울고등법원에 2심 소송이 계류중에 있습니다. 현재로서는 동 소송의 최종결과를 예측하기 어려우며, 당사가 부담할 금액의 불확실성으로 인하여 당사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 당사와 일부 해외법인은 TFT-LCD, DRAM, SRAM 및 Flash Memory의 판매와 관련하여 미국 법무부(Department of Justice) 또는 유럽위원회(European Commission) 등 독점금지 당국으로부터 조사를 받고 있으며, 미국의 구매자들로부터 민사상 손해배상청구 집단소송을 제기 당하였습니다. 현재는 조사 및 소송이 진행중이며, 향후 결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 당분기말 현재 당사는 해외에 소재하고 있는 Sharp Corporation 등 21개사 (이상:피고), ON Semiconductor Corporation 등 5개사 (이상:원고)와 특허 침해 관련 소송에 계류 중에 있습니다.

- 기타 국내외소송
당분기말 현재 상기 소송 이외에 국내외에서 계류중인 소송사건 중 당사가 원고로

계류 중인 소송사건은 9건(소송가액:15,306백만원)이며, 피고로 계류 중인 소송사건은 24건 (소송가액:7,415백만원, 3건에 대해서는 소송가액 미확정) 입니다

(단위 : 백만원)

| 소송당사자 | 소송명 | 계류법원 | 소송기간 | 소송금액 | 소송내용 | 진행상황 |
|---|---|---|---|---|---|---|
| 임팩트라外 1 | 손해배상 | 서울고등법원 | 2005.8 ~ | 2,000 | 가로보기 휴대폰 특허 관련 손해배상청구 소송 | '09.1.7 판결선고(1심 당사승소) '09.2.4 원고 항소장 제출 |
| 기 타 32건 | | | | 20.721 | | 진행중 |
| 합 계 | | | | 22.721 | | |

# 4. 공모자금 사용내역 (해당사항 없음)

(단위 : 원)

| 구 분 | 납입일 | 납입금액 | 신고서상 자금사용 계획 | 실제 자금사용 현황 |
|---|---|---|---|---|
| - | - | - | - | - |
| - | - | - | - | - |

# 5. 채무보증내역

IX. 이해관계자와의 거래내용의 1의 가 항목을 참고하시기 바랍니다.

# 6. 제재현황등 그 밖의 사항

당사는 공정거래위원회로부터 2008년 4월 3일 하도급거래 공정화에 관한 법률 위반으로 시정명령 및 과징금(11,575백만원)을 받은 바 있고,
임원 2인도 과태료(각 20백만원) 처분을 받은 바 있습니다.
당사 및 관련 임원은 상기 제재 건에 소송을 제기하여 현재 법원에 소송 계속중에 있습니다.

# XI. 부속명세서

재무상태표(대차대조표)

제41기 1분기 2009년 03월 31일 현재

제40기 2008년 12월 31일 현재

제39기 2007년 12월 31일 현재

(단위 : 백만원)

| 과 목 | 제41기 1분기말 | 제40기말 | 제39기말 |
|---|---|---|---|
| 자산 | | | |
| Ⅰ.유동자산 | 19,213,886 | 17,790,813 | 16,621,081 |
| (1)당좌자산 | 15,321,279 | 13,973,062 | 13,283,209 |
| 1.현금및현금성자산 | 1,981,045 | 2,360,190 | 2,026,791 |
| 2.단기금융상품 | 2,743,910 | 3,306,326 | 4,862,869 |
| 3.단기매도가능증권 | 576,945 | 982,067 | 922,833 |
| 4.매출채권 | 5,210,601 | 3,089,840 | 1,780,507 |
| 5.미수금 | 1,024,172 | 1,002,962 | 813,723 |
| 6.선급금 | 1,074,973 | 1,067,955 | 859,713 |
| 7.선급비용 | 674,894 | 437,282 | 407,082 |
| 8.단기이연법인세자산 | 1,609,725 | 1,366,927 | 1,241,636 |
| 9.단기금융리스채권 | 164,783 | 118,849 | 112,295 |
| 10.기타당좌자산 | 260,231 | 240,664 | 255,760 |
| (2)재고자산 | 3,892,607 | 3,817,751 | 3,337,872 |
| Ⅱ.비유동자산 | 55,278,745 | 54,728,407 | 48,604,171 |
| (1)투자자산 | 23,953,705 | 21,653,050 | 17,121,525 |
| 1.장기매도가능증권 | 1,266,355 | 1,128,853 | 1,936,176 |
| 2.지분법적용투자주식 | 22,555,406 | 20,390,192 | 15,008,462 |
| 3.장기대여금 | 131,944 | 134,005 | 176,887 |
| (2)유형자산 | 29,547,118 | 31,249,823 | 29,777,382 |
| (3)무형자산 | 663,066 | 653,059 | 568,316 |
| (4)기타비유동자산 | 1,114,856 | 1,172,475 | 1,136,948 |
| 1.장기성매출채권 | 65,415 | 17,126 | 27,287 |
| 2.장기금융리스채권 | 330,583 | 406,229 | 245,410 |
| 3.보증금 | 416,307 | 438,014 | 428,133 |
| 4.장기선급비용 | 302,551 | 311,106 | 436,118 |

| 과 목 | 제41기 1분기말 | 제40기말 | 제39기말 |
|---|---|---|---|
| 자산총계 | 74,492,631 | 72,519,220 | 65,225,252 |
| 부채 | | | |
| Ⅰ.유동부채 | 12,848,392 | 11,721,362 | 10,802,346 |
| (1)매입채무 | 4,008,582 | 2,388,104 | 1,935,663 |
| (2)미지급금 | 2,604,151 | 3,787,431 | 2,958,521 |
| (3)선수금 | 844,055 | 564,688 | 528,168 |
| (4)예수금 | 235,607 | 245,011 | 159,517 |
| (5)미지급비용 | 3,775,356 | 3,836,708 | 3,764,628 |
| (6)제품보증충당부채 | 256,247 | 332,795 | 306,516 |
| (7)미지급배당금 | 735,441 | 0 | 0 |
| (8)미지급법인세 | 190,056 | 412,368 | 1,114,048 |
| (9)선수수익 | 192,310 | 148,248 | 30,815 |
| (10)유동성사채 | 6,587 | 6,009 | 4,470 |
| Ⅱ.비유동부채 | 2,808,275 | 2,684,368 | 2,862,282 |
| (1)사채 | 118,568 | 108,170 | 83,815 |
| (2)장기미지급금 | 582,381 | 507,921 | 439,047 |
| (3)장기미지급비용 | 225,691 | 176,916 | 39,174 |
| (4)장기선수금 | 0 | 0 | 168,650 |
| (5)퇴직급여충당부채 | 561,445 | 697,189 | 623,147 |
| (6)장기이연법인세부채 | 1,320,190 | 1,194,172 | 1,508,449 |
| 부채총계 | 15,656,667 | 14,405,730 | 13,664,628 |
| 자본 | | | |
| Ⅰ.자본금 | 897,514 | 897,514 | 897,514 |
| (1)보통주자본금 | 778,047 | 778,047 | 778,047 |
| (2)우선주자본금 | 119,467 | 119,467 | 119,467 |
| Ⅱ.자본잉여금 | 6,618,203 | 6,589,580 | 6,574,996 |
| (1)주식발행초과금 | 4,403,893 | 4,403,893 | 4,403,893 |
| (2)기타자본잉여금 | 2,214,310 | 2,185,687 | 2,171,103 |
| Ⅲ.자본조정 | (8,566,241) | (8,597,013) | (8,747,381) |
| (1)자기주식 | (8,878,503) | (8,910,135) | (9,157,492) |
| (2)주식선택권 | 374,245 | 385,957 | 475,197 |
| (3)기타자본조정 | (61,983) | (72,835) | (65,086) |
| Ⅳ.기타포괄손익누계액 | 4,586,640 | 3,807,357 | 1,872,818 |
| (1)매도가능증권평가이익 | 681,744 | 579,182 | 1,083,147 |
| (2)매도가능증권평가손실 | (13) | 0 | (143) |

| 과 목 | 제41기 1분기말 | 제40기말 | 제39기말 |
|---|---|---|---|
| (3)지분법자본변동 | 3,931,394 | 3,262,583 | 966,353 |
| (4)부의지분법자본변동 | (26,485) | (34,408) | (176,539) |
| V.이익잉여금(결손금) | 55,299,848 | 55,416,052 | 50,962,677 |
| (1)법정적립금 | 450,789 | 450,789 | 450,789 |
| (2)임의적립금 | 54,229,791 | 49,413,760 | 43,263,294 |
| (3)미처분이익잉여금 | 619,268 | 5,551,503 | 7,248,594 |
| 자본총계 | 58,835,964 | 58,113,490 | 51,560,624 |
| 부채와자본총계 | 74,492,631 | 72,519,220 | 65,225,252 |

※ 대차대조표의 주석은 제41기 1분기 검토보고서 및 제40기, 제39기 감사보고서의 주석사항 참조

※ 제40기 재무제표는 기업회계기준서 제15호 '지분법' 의 개정에 따라 기타포괄손익누계액으로 계상되던 투자차액 등을 자본잉여금 및 자본조정으로 분류하고, 비교표시된 제39기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

# 손익계산서

제41기 1분기 2009년 01월 01일 부터 2009년 03월 31일 까지
제40기 1분기 2008년 01월 01일 부터 2008년 03월 31일 까지
제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

| 과 목 | 제41기 1분기 | | 제40기 1분기 | | 제40기 연간 | 제39기 연간 |
|---|---|---|---|---|---|---|
| | 3개월 | 누적 | 3개월 | 누적 | | |
| Ⅰ.매출액 | 18,566,217 | 18,566,217 | 17,107,345 | 17,107,345 | 72,952,991 | 63,175,968 |
| Ⅱ.매출원가 | 15,589,925 | 15,589,925 | 12,420,349 | 12,420,349 | 55,380,601 | 46,846,546 |
| Ⅲ.매출총이익(손실) | 2,976,292 | 2,976,292 | 4,686,996 | 4,686,996 | 17,572,390 | 16,329,422 |
| Ⅳ.판매비와관리비 | 2,828,653 | 2,828,653 | 2,532,965 | 2,532,965 | 13,438,320 | 10,386,567 |
| Ⅴ.영업이익(손실) | 147,639 | 147,639 | 2,154,031 | 2,154,031 | 4,134,070 | 5,942,855 |
| Ⅵ.영업외수익 | 3,523,236 | 3,523,236 | 1,217,944 | 1,217,944 | 7,609,996 | 4,162,084 |
| 1.이자수익 | 48,955 | 48,955 | 104,490 | 104,490 | 400,985 | 278,731 |
| 2.배당금수익 | 23,466 | 23,466 | 23,694 | 23,694 | 23,694 | 14,252 |
| 3.수수료수익 | 19,456 | 19,456 | 16,887 | 16,887 | 73,623 | 339,496 |
| 4.임대료 | 22,019 | 22,019 | 14,940 | 14,940 | 60,459 | 52,888 |
| 5.매도가능증권처분이익 | 15,105 | 15,105 | 14,998 | 14,998 | 93,446 | 38,511 |
| 6.외환차익 | 2,054,348 | 2,054,348 | 161,990 | 161,990 | 4,049,633 | 347,061 |
| 7.외화환산이익 | 190,515 | 190,515 | 69,848 | 69,848 | 276,191 | 48,573 |
| 8.지분법이익 | 974,513 | 974,513 | 695,346 | 695,346 | 2,165,729 | 2,627,165 |
| 9.유형자산처분이익 | 105,069 | 105,069 | 23,764 | 23,764 | 105,868 | 101,605 |
| 10.기타영업외수익 | 69,790 | 69,790 | 91,987 | 91,987 | 360,368 | 313,802 |
| Ⅶ.영업외비용 | 2,988,144 | 2,988,144 | 756,293 | 756,293 | 5,835,845 | 1,474,935 |
| 1.이자비용 | 19,725 | 19,725 | 12,132 | 12,132 | 49,972 | 47,829 |
| 2.매출채권처분손실 | 39,066 | 39,066 | 54,583 | 54,583 | 234,235 | 284,204 |
| 3.외환차손 | 1,880,812 | 1,880,812 | 280,976 | 280,976 | 4,201,938 | 457,020 |
| 4.외화환산손실 | 463,831 | 463,831 | 194,048 | 194,048 | 629,941 | 46,048 |
| 5.지분법손실 | 539,009 | 539,009 | 176,920 | 176,920 | 373,539 | 262,284 |
| 6.기부금 | 10,716 | 10,716 | 9,285 | 9,285 | 138,907 | 182,565 |
| 7.유형자산처분손실 | 4,320 | 4,320 | 5,857 | 5,857 | 37,064 | 55,685 |
| 8.기타영업외비용 | 30,665 | 30,665 | 22,492 | 22,492 | 170,249 | 139,300 |
| Ⅷ.법인세비용차감전순이익(손실) | 682,731 | 682,731 | 2,615,682 | 2,615,682 | 5,908,221 | 8,630,004 |
| Ⅸ.법인세비용 | 63,494 | 63,494 | 428,119 | 428,119 | 382,317 | 1,204,988 |
| Ⅹ.당기순이익(손실) | 619,237 | 619,237 | 2,187,563 | 2,187,563 | 5,525,904 | 7,425,016 |
| Ⅺ.주당손익 | | | | | | |
| 1.기본주당순이익 | 4,212원 | 4,212원 | 14,952원 | 14,952원 | 37,684원 | 49,532원 |
| 2.희석주당순이익 | 4,179원 | 4,179원 | 14,782원 | 14,782원 | 37,340원 | 48,954원 |

※ 기본주당순이익, 희석주당순이익의 산출근거는 제41기 1분기, 제40기 1분기 검토보고서 및 제40기, 제39기 감사보고서의 주석사항 참조

※ 손익계산서의 주석은 제41기 1분기, 제40기 1분기 검토보고서 및 제40기, 제39기 감사보고서의 주석사항 참조

이익잉여금처분계산서/결손금처리계산서

제40기 2008년 01월 01일 부터 2008년 12월 31일 까지 (처분확정일 : 2009년 03월 13일)

제39기 2007년 01월 01일 부터 2007년 12월 31일 까지 (처분확정일 : 2008년 03월 28일)

(단위 : 백만원)

| 과 목 | 제40기 | 제39기 |
|---|---|---|
| Ⅰ.미처분이익잉여금(미처리결손금) | 5,551,503 | 7,248,594 |
| 1.전기이월이익잉여금 | 30 | (103,386) |
| 2.회계정책변경누적효과 | 98,980 | 0 |
| 3.중간배당액<br>제40기주당배당금(률):500원(10%)<br>제39기주당배당금(률):500원(10%) | (73,411) | (73,036) |
| 4.당기순이익 | 5,525,904 | 7,425,016 |
| Ⅱ.이익잉여금처분액 | 5,551,473 | 7,248,564 |
| 1.기업합리화적립금 | 1,000,000 | 1,000,000 |
| 2.배당금 | 735,441 | 1,098,099 |
| 가.현금배당 | 735,441 | 1,098,099 |
| 주당배당금(률)<br>제40기보통주-5,000원(100%)<br>우선주-5,050원(101%)<br>제39기보통주-7,500원(150%)<br>우선주-7,550원(151%) | | |
| 3.연구및인력개발준비금 | 3,000,000 | 4,000,000 |
| 4.자사주처분손실준비금 | 0 | 550,000 |
| 5.시설적립금 | 816,032 | 600,465 |
| Ⅲ.차기이월미처분이익잉여금(미처리결손금) | 30 | 30 |

※ 이익잉여금처분계산서의 주석은 제40기, 제39기 감사보고서의 주석사항 참조

# 자본변동표

제41기 1분기 2009년 01월 01일 부터 2009년 03월 31일 까지
제40기 1분기 2008년 01월 01일 부터 2008년 03월 31일 까지
제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

| 구 분 | 자본금 | 자본잉여금 | 자본조정 | 기타포괄손익누계액 | 이익잉여금 | 총 계 |
|---|---|---|---|---|---|---|
| 2007.01.01(제39기초) | 897,514 | 6,367,244 | (6,980,870) | 516,520 | 44,460,189 | 45,260,597 |
| 1.회계정책변경누적효과 (재작성) | | | | 40,404 | (103,417) | (63,013) |
| 2.회계정책변경누적효과 (기초반영) | | | | | | |
| 3.수정후기초자본 | 897,514 | 6,367,244 | (6,980,870) | 556,924 | 44,356,772 | 45,197,584 |
| 4.연차배당 | | | | | (746,075) | (746,075) |
| 5.처분후이익잉여금 | | | | | 43,610,697 | 44,451,509 |
| 6.중간배당 | | | | | (73,036) | (73,036) |
| 7.재평가자산처분에따른법인세효과 | | (136) | | | | (136) |
| 8.자기주식의취득 | | | (1,825,395) | | | (1,825,395) |
| 9.자기주식의처분 | | (5,978) | 187,925 | | | 181,947 |
| 10.주식선택권 | | 2,403 | (63,955) | | | (61,552) |
| 11.매도가능증권평가 | | | | 574,106 | | 574,106 |
| 12.지분법평가 | | 211,463 | (65,086) | 741,788 | | 888,165 |
| 13.당기순이익 | | | | | 7,425,016 | 7,425,016 |
| 2007.12.31(제39기말) | 897,514 | 6,534,996 | (8,747,381) | 1,872,818 | 50,962,677 | 51,560,624 |
| 2008.01.01(제40기초) | 897,514 | 6,363,533 | (8,682,295) | 2,019,195 | 50,962,677 | 51,560,624 |
| 1.회계정책변경누적효과 (재작성) | | 211,463 | (65,086) | (146,377) | | |
| 2.회계정책변경누적효과 (기초반영) | | (1) | | 1,950 | 98,980 | 100,929 |
| 3.수정후기초자본 | 897,514 | 6,574,995 | (8,747,381) | 1,874,768 | 51,061,657 | 51,661,553 |
| 4.연차배당 | | | | | (1,098,098) | (1,098,098) |
| 5.처분후이익잉여금 | | | | | 49,963,559 | 50,563,455 |
| 6.중간배당 | | | | | (73,411) | (73,411) |
| 7.재평가자산처분에따른법인세효과 | | (153) | | | | (153) |
| 8.자기주식의취득 | | | | | | |
| 9.자기주식의처분 | | 4,039 | 247,357 | | | 251,396 |
| 10.주식선택권 | | 2,306 | (89,240) | | | (86,934) |
| 11.매도가능증권평가 | | | | (503,822) | | (503,822) |
| 12.지분법평가 | | 8,393 | (7,749) | 2,436,411 | | 2,437,055 |
| 13.당기순이익 | | | | | 5,525,904 | 5,525,904 |
| 2008.12.31(제40기말) | 897,514 | 6,589,580 | (8,597,013) | 3,807,357 | 55,416,052 | 58,113,490 |
| 2008.01.01(제40기초) | 897,514 | 6,363,533 | (8,682,295) | 2,019,195 | 50,962,677 | 51,560,624 |
| 1.회계정책변경누적효과 (재작성) | | 211,463 | (65,086) | (146,377) | | |
| 2.회계정책변경누적효과 (기초반영) | | (1) | | 1,950 | 98,980 | 100,929 |
| 3.수정후기초자본 | 897,514 | 6,574,995 | (8,747,381) | 1,874,768 | 51,061,657 | 51,661,553 |

| 구 분 | 자본금 | 자본잉여금 | 자본조정 | 기타포괄손익누계액 | 이익잉여금 | 총 계 |
|---|---|---|---|---|---|---|
| 4.연차배당 | | | | | (1,098,098) | (1,098,098) |
| 5.처분후이익잉여금 | | | | | 49,963,559 | 50,563,455 |
| 6.중간배당 | | | | | | |
| 7.재평가자산처분에따른법인세효과 | | | | | | |
| 8.자기주식의취득 | | | | | | |
| 9.자기주식의처분 | | (853) | 17,353 | | | 16,500 |
| 10.주식선택권 | | | (5,608) | | | (5,608) |
| 11.매도가능증권평가 | | | | (237,184) | | (237,184) |
| 12.지분법평가 | | (25,944) | 1,416 | 644,019 | | 619,491 |
| 13.당기순이익 | | | | | 2,187,563 | 2,187,563 |
| 2008.03.31(제40기1분기말) | 897,514 | 6,548,198 | (8,734,220) | 2,281,603 | 52,151,122 | 53,144,217 |
| 2009.01.01(제41기초) | 897,514 | 6,589,580 | (8,597,013) | 3,807,357 | 55,416,052 | 58,113,490 |
| 1.회계정책변경누적효과 (재작성) | | | | | | |
| 2.회계정책변경누적효과 (기초반영) | | | | | | |
| 3.수정후기초자본 | | | | | | |
| 4.연차배당 | | | | | (735,441) | (735,441) |
| 5.처분후이익잉여금 | | | | | 54,680,611 | 57,378,049 |
| 6.중간배당 | | | | | | |
| 7.재평가자산처분에따른법인세효과 | | | | | | |
| 8.자기주식의취득 | | | | | | |
| 9.자기주식의처분 | | 1,920 | 30,548 | | | 32,468 |
| 10.주식선택권 | | | (11,712) | | | (11,712) |
| 11.매도가능증권평가 | | | | 102,549 | | 102,549 |
| 12.지분법평가 | | 26,703 | 11,936 | 676,734 | | 715,373 |
| 13.당기순이익 | | | | | 619,237 | 619,237 |
| 2009.03.31(제41기1분기말) | 897,514 | 6,618,203 | (8,566,241) | 4,586,640 | 55,299,848 | 58,835,964 |

# 현금흐름표

제41기 1분기 2009년 01월 01일 부터 2009년 03월 31일 까지
제40기 1분기 2008년 01월 01일 부터 2008년 03월 31일 까지
제40기 2008년 01월 01일 부터 2008년 12월 31일 까지
제39기 2007년 01월 01일 부터 2007년 12월 31일 까지

(단위 : 백만원)

| 과 목 | 제41기 1분기 | 제40기 1분기 | 제40기 연간 | 제39기 연간 |
|---|---|---|---|---|
| Ⅰ.영업활동으로인한현금흐름 | (17,498) | 2,608,858 | 10,633,298 | 13,264,315 |
| 1.당기순이익(손실) | 619,237 | 2,187,563 | 5,525,904 | 7,425,016 |
| 2.현금의유출이없는비용등의가산 | 3,229,671 | 2,500,623 | 9,919,386 | 8,519,427 |
| 가.감가상각비 | 1,933,846 | 1,838,350 | 7,463,572 | 6,909,013 |
| 나.무형자산상각비 | 39,891 | 37,361 | 155,612 | 147,778 |
| 다.퇴직급여 | 103,495 | 125,615 | 463,611 | 516,099 |
| 라.대손상각비 | 24,294 | 8,540 | 20,108 | 3,961 |
| 마.매출채권처분손실 | 39,066 | 54,583 | 234,235 | 284,204 |
| 바.외화환산손실 | 463,831 | 194,048 | 629,941 | 46,048 |
| 사.지분법손실 | 539,009 | 176,920 | 373,539 | 262,284 |
| 아.유형자산처분손실 | 4,320 | 5,857 | 37,064 | 55,685 |
| 자.재고자산폐기손실등 | 26,409 | 39,732 | 506,319 | 247,552 |
| 차.기타현금의유출이없는비용등의가산 | 55,510 | 19,617 | 35,385 | 46,803 |
| 3.현금의유입이없는수익등의차감 | (1,255,358) | (631,023) | (2,378,675) | (2,173,385) |
| 가.외화환산이익 | 190,515 | 69,848 | 276,191 | 48,359 |
| 나.지분법이익 | 697,139 | 496,823 | 1,481,624 | 1,836,752 |
| 다.유형자산처분이익 | 105,069 | 23,764 | 105,868 | 101,605 |
| 라.매도가능증권처분이익 | 15,105 | 14,998 | 93,446 | 38,511 |
| 마.이연법인세자산(부채)으로인한법인세비용의감소 | 239,878 | 20,683 | 404,303 | 118,526 |
| 바.기타현금의유입이없는수익등의차감 | 7,652 | 4,907 | 17,243 | 29,632 |
| 4.영업활동으로인한자산· 부채의변동 | (2,611,048) | (1,448,305) | (2,433,317) | (506,743) |
| 가.매출채권의증가 | (2,275,261) | (612,905) | (1,600,259) | (215,833) |
| 나.미수금의감소(증가) | (15,053) | (7,071) | (186,308) | 56,647 |
| 다.선급금의증가 | (6,693) | (45,815) | (207,761) | (309,045) |
| 라.선급비용의감소(증가) | (170,985) | (81,216) | 187,555 | 161,885 |
| 마.재고자산의증가 | (155,338) | (269,967) | (986,198) | (365,950) |
| 바.금융리스채권의감소 | 29,712 | 28,200 | 115,941 | 89,840 |
| 사.장기선급비용의증가 | (58,083) | (50,863) | (92,743) | (108,355) |
| 아.매입채무의증가 | 1,640,094 | 694,523 | 560,376 | 61,372 |
| 자.미지급금의증가(감소) | (1,339,342) | 104,125 | 658,656 | (528,088) |
| 차.선수금의증가(감소) | 278,872 | (41,490) | (131,635) | 25,756 |
| 카.예수금의증가(감소) | (9,404) | 1,717 | 85,494 | 23,452 |
| 타.미지급비용의증가(감소) | (159,173) | (909,658) | (482,011) | 678,522 |
| 파.미지급법인세의감소 | (222,312) | (363,807) | (703,364) | (22,575) |
| 하.선수수익의증가 | 44,062 | 1,616 | 117,433 | 8,173 |
| 거.장기미지급금의증가 | 107,577 | 90,276 | 152,354 | 198,197 |
| 너.장기미지급비용의증가 | 91,685 | 41,033 | 408,444 | 198,590 |
| 더.제품보증충당부채의증가(감소) | (76,548) | (1,981) | 26,279 | 70,710 |
| 러.퇴직금의지급 | (255,930) | (65,191) | (253,723) | (288,015) |

| 과 목 | 제41기 1분기 | 제40기 1분기 | 제40기 연간 | 제39기 연간 |
|---|---|---|---|---|
| 머.퇴직보험예치금의감소(증가) | 34,416 | 16,135 | (138,711) | (228,336) |
| 버.기타영업활동으로인한자산부채의변동 | (93,344) | 24,034 | 36,864 | (13,690) |
| II.투자활동으로인한현금흐름 | (382,669) | (3,474,442) | (9,289,692) | (9,688,355) |
| 1.투자활동으로인한현금유입액 | 1,826,403 | 1,180,574 | 5,639,538 | 4,029,562 |
| 가.단기금융상품의순감소 | 521,708 | | 1,497,692 | |
| 나.단기매도가능증권의처분 | 935,104 | 1,081,146 | 3,576,436 | 3,028,477 |
| 다.단기대여금의감소 | 223,293 | 14,554 | 98,101 | 123,352 |
| 라.장기매도가능증권의처분 | 409 | 4,416 | 99,247 | 21,901 |
| 마.보증금의감소 | 132,922 | 17,983 | 88,276 | 92,404 |
| 바.유형자산의처분 | 9,519 | 62,119 | 256,027 | 420,187 |
| 사.기타투자활동으로인한현금유입액 | 3,448 | 356 | 23,759 | 343,241 |
| 2.투자활동으로인한현금유출액 | (2,209,072) | (4,655,016) | (14,929,230) | (13,717,917) |
| 가.단기금융상품의순증가 | | 140,549 | | 1,527,728 |
| 나.단기매도가능증권의취득 | 522,497 | 1,170,000 | 3,580,000 | 1,842,360 |
| 다.지분법적용투자주식의취득 | 756,283 | 453,920 | 1,531,455 | 1,515,318 |
| 라.장기대여금의증가 | 188,229 | 8,833 | 55,421 | 76,613 |
| 마.보증금의증가 | 111,203 | 18,846 | 98,002 | 74,212 |
| 바.유형자산의취득 | 595,533 | 2,830,061 | 9,488,552 | 8,512,340 |
| 사.무형자산의취득 | 34,899 | 32,726 | 163,198 | 148,591 |
| 아.기타투자활동으로인한현금유출액 | 428 | 81 | 12,602 | 20,755 |
| III.재무활동으로인한현금흐름 | 21,022 | 10,569 | (1,010,207) | (2,527,158) |
| 1.재무활동으로인한현금유입액 | 21,022 | 10,569 | 165,994 | 117,347 |
| 가.주식매수선택권의행사로인한자기주식의처분 | 21,022 | 10,569 | 165,994 | 117,347 |
| 2.재무활동으로인한현금유출액 | | | (1,176,201) | (2,644,505) |
| 가.현금배당금의지급 | | | 1,171,509 | 819,110 |
| 나.자기주식의취득 | | | | 1,825,395 |
| 다.유동성장기부채의상환 | | | 4,692 | |
| IV.현금의증가(감소) | (379,145) | (855,015) | 333,399 | 1,048,802 |
| V.기초의현금 | 2,360,190 | 2,026,791 | 2,026,791 | 977,989 |
| VI.기말의현금 | 1,981,045 | 1,171,776 | 2,360,190 | 2,026,791 |

※ 현금흐름표의 주석은 제41기 1분기, 제40기 1분기 검토보고서 및 제40기, 제39기 감사보고서의 주석사항 참조

## 2. 연결재무제표

### (1) 연결대차대조표

제 40 기 2008. 12. 31 현재

제 39 기 2007. 12. 31 현재

제 38 기 2006. 12. 31 현재

(단위 : 백만원)

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| 자 산 | | | |
| | | | |
| Ⅰ. 유 동 자 산 | 48,968,556 | 41,901,014 | 34,988,905 |
| (1) 당 좌 자 산 | 39,475,949 | 33,932,211 | 28,235,460 |
| 1. 현금및현금성자산 | 8,814,638 | 5,831,989 | 4,222,027 |
| 2. 단기금융상품 | 3,591,337 | 5,061,898 | 3,504,366 |
| 3. 단기매도가능증권 | 982,067 | 922,833 | 2,058,781 |
| 4. 매 출 채 권 | 12,043,979 | 11,125,132 | 9,089,452 |
| 5. 미 수 금 | 1,558,279 | 989,143 | 972,426 |
| 6. 선 급 금 | 1,357,964 | 1,043,130 | 684,123 |
| 7. 선 급 비 용 | 1,931,499 | 1,292,315 | 1,018,602 |
| 8. 단기이연법인세자산 | 2,135,068 | 1,537,946 | 1,469,973 |
| 9. 기타당좌자산 | 794,606 | 552,819 | 628,738 |
| 10. 단기대출채권 | 6,266,512 | 5,575,006 | 4,586,972 |
| | | | |
| (2) 재 고 자 산 | 9,492,607 | 7,968,803 | 6,753,445 |
| | | | |
| Ⅱ. 비 유 동 자 산 | 56,332,094 | 51,474,122 | 46,377,301 |
| (1) 투 자 자 산 | 11,377,727 | 11,796,347 | 10,302,531 |
| 1. 장기매도가능증권 | 2,618,262 | 3,712,322 | 2,557,004 |
| 2. 장기만기보유증권 | 334,460 | 147,287 | 197,680 |
| 3. 지분법적용투자주식 | 4,356,862 | 3,782,413 | 3,393,617 |
| 4. 기타투자자산 | 363,351 | 354,370 | 347,695 |
| 5. 장기대출채권 | 3,704,792 | 3,799,955 | 3,806,535 |

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| | | | |
| (2) 유 형 자 산 | 42,496,311 | 37,380,644 | 33,784,615 |
| | | | |
| (3) 무 형 자 산 | 787,249 | 704,627 | 658,385 |
| | | | |
| (4) 기타비유동자산 | 1,670,807 | 1,592,504 | 1,631,770 |
| 1. 보 증 금 | 895,245 | 793,737 | 790,034 |
| 2. 장기선급비용 | 368,875 | 489,775 | 472,275 |
| 3. 장기이연법인세자산 | 379,087 | 266,280 | 353,027 |
| 4. 기타비유동자산 | 27,600 | 42,712 | 16,434 |
| | | | |
| 자 산 총 계 | 105,300,650 | 93,375,136 | 81,366,206 |
| | | | |
| | | | |
| 부 채 | | | |
| | | | |
| Ⅰ. 유 동 부 채 | 32,207,070 | 29,795,976 | 25,522,871 |
| 1. 매 입 채 무 | 5,587,137 | 6,037,864 | 4,578,915 |
| 2. 단 기 차 입 금 | 9,026,630 | 8,453,099 | 7,360,778 |
| 3. 미 지 급 금 | 5,114,567 | 3,861,661 | 3,609,419 |
| 4. 선 수 금 | 761,625 | 818,636 | 518,418 |
| 5. 예 수 금 | 576,883 | 389,029 | 298,110 |
| 6. 미 지 급 비 용 | 7,907,197 | 6,777,936 | 5,011,755 |
| 7. 미지급법인세 | 675,553 | 1,343,941 | 1,263,088 |
| 8. 유동성장기부채 | 2,263,380 | 1,987,148 | 2,771,866 |
| 9. 단기이연법인세부채 | 2,475 | 4,639 | 7,839 |
| 10. 기타유동부채 | 291,623 | 122,023 | 102,683 |
| | | | |
| Ⅱ. 비 유 동 부 채 | 10,169,626 | 7,607,252 | 7,903,468 |
| 1. 사 채 | 4,327,720 | 2,951,678 | 3,937,455 |
| 2. 장기차입금 | 1,836,930 | 1,120,708 | 407,011 |
| 3. 장기미지급금 | 673,760 | 638,734 | 641,064 |

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| 4. 장기미지급비용 | 177,774 | 43,005 | 276,019 |
| 5. 퇴직급여충당부채 | 850,233 | 739,936 | 721,205 |
| 6. 장기이연법인세부채 | 1,486,287 | 1,465,555 | 1,182,262 |
| 7. 기타비유동부채 | 816,922 | 647,636 | 738,452 |
| | | | |
| 부 채 총 계 | 42,376,696 | 37,403,228 | 33,426,339 |
| | | | |
| 자 본 | | | |
| | | | |
| 지배회사지분 | 58,117,009 | 51,665,687 | 45,264,411 |
| Ⅰ. 자 본 금 | 897,514 | 897,514 | 897,514 |
| 1. 보통주자본금 | 778,047 | 778,047 | 778,047 |
| 2. 우선주자본금 | 119,467 | 119,467 | 119,467 |
| | | | |
| Ⅱ. 연결자본잉여금 | 6,588,861 | 6,574,995 | 6,364,604 |
| | | | |
| Ⅲ. 연결자본조정 | (8,597,013) | (8,747,381) | (6,994,210) |
| 1. 자 기 주 식 | (8,910,135) | (9,157,492) | (7,520,023) |
| 2. 주식선택권 | 385,957 | 475,197 | 539,152 |
| 3. 기타자본조정 | (72,835) | (65,086) | (13,339) |
| | | | |
| Ⅳ.연결기타포괄손익누계액 | 3,808,076 | 1,875,385 | 532,820 |
| 1. 매도가능증권평가이익 | 852,504 | 1,430,806 | 733,050 |
| 2. 매도가능증권평가손실 | (1,722) | (1,350) | (1,933) |
| 3. 지분법자본변동 | 257,328 | 251,591 | 141,958 |
| 4. 부의지분법자본변동 | (13,441) | (8,017) | (43,887) |
| 5. 해외사업환산이익 | 2,730,288 | 202,697 | - |
| 6. 해외사업환산손실 | - | - | (293,812) |
| 7. 파생상품평가손실 | (16,881) | (342) | (2,556) |
| | | | |
| Ⅴ. 연결이익잉여금 | 55,419,571 | 51,065,174 | 44,463,683 |
| 1. 법정적립금 | 450,789 | 450,789 | 655,604 |

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| 2. 임의적립금 | 49,413,760 | 43,263,294 | 35,952,854 |
| 3. 미처분연결이익잉여금 | 5,555,022 | 7,351,091 | 7,855,225 |
| | | | |
| 소수주주지분 | 4,806,945 | 4,306,221 | 2,675,456 |
| | | | |
| 자 본 총 계 | 62,923,954 | 55,971,908 | 47,939,867 |
| | | | |
| 부채와 자본총계 | 105,300,650 | 93,375,136 | 81,366,206 |

(2) 연결손익계산서

제 40 기 (2008. 1. 1 부터 2008. 12. 31 까지)
제 39 기 (2007. 1. 1 부터 2007. 12. 31 까지)
제 38 기 (2006. 1. 1 부터 2006. 12. 31 까지)

(단위 : 백만원 )

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| Ⅰ. 매 출 액 | 121,294,319 | 98,507,817 | 85,834,604 |
| | | | |
| Ⅱ. 매 출 원 가 | 89,762,355 | 70,880,912 | 60,055,925 |
| | | | |
| Ⅲ. 매 출 총 이 익 | 31,531,964 | 27,626,905 | 25,778,679 |
| | | | |
| Ⅳ. 판매비와관리비 | 25,500,101 | 18,653,619 | 16,649,654 |
| | | | |
| Ⅴ. 영 업 이 익 | 6,031,863 | 8,973,286 | 9,129,025 |
| | | | |
| Ⅵ. 영 업 외 수 익 | 10,824,270 | 4,144,939 | 3,265,290 |
| 1. 이 자 수 익 | 614,206 | 465,202 | 364,614 |
| 2. 배 당 금 수 익 | 25,233 | 18,402 | 19,555 |
| 3. 수 수 료 수 익 | 93,473 | 54,201 | 59,866 |
| 4. 임 대 료 | 52,561 | 42,753 | 39,669 |
| 5. 매도가능증권처분이익 | 94,930 | 62,991 | 59,171 |
| 6. 외 환 차 익 | 7,238,637 | 1,831,629 | 1,328,344 |
| 7. 외화환산이익 | 444,663 | 127,891 | 191,178 |
| 8. 지 분 법 이 익 | 1,047,224 | 652,500 | 551,057 |
| 9. 유형자산처분이익 | 110,962 | 107,542 | 84,629 |
| 10. 기타영업외수익 | 1,102,381 | 781,828 | 567,207 |
| | | | |
| Ⅶ. 영 업 외 비 용 | 10,278,358 | 3,485,352 | 2,566,669 |
| 1. 이 자 비 용 | 670,271 | 590,515 | 563,899 |
| 2. 매도가능증권처분손실 | 26,991 | 1,768 | 3,645 |
| 3. 외 환 차 손 | 7,597,640 | 1,849,002 | 1,257,136 |
| 4. 외화환산손실 | 933,940 | 116,231 | 109,444 |
| 5. 지 분 법 손 실 | 209,357 | 274,874 | 31,396 |
| 6. 기 부 금 | 150,790 | 192,441 | 183,618 |

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
| --- | --- | --- | --- |
| 7. 유형자산처분손실 | 62,292 | 71,964 | 54,270 |
| 8. 기타영업외비용 | 627,077 | 388,557 | 363,261 |
| | | | |
| Ⅷ. 법인세비용차감전순이익 | 6,577,775 | 9,632,873 | 9,827,646 |
| | | | |
| Ⅸ. 법 인 세 비 용 | 687,561 | 1,709,892 | 1,633,987 |
| | | | |
| Ⅹ. 당 기 순 이 익 | 5,890,214 | 7,922,981 | 8,193,659 |
| 1. 지배회사지분순이익 | 5,525,904 | 7,420,579 | 7,926,087 |
| 2. 소수주주지분순이익 | 364,310 | 502,402 | 267,572 |
| | | | |
| ⅩⅠ. 지배회사지분순이익의 주당이익 | | | |
| 1. 기본주당순이익(단위:원) | 37,684 | 49,502 | 52,880 |
| 2. 희석주당순이익(단위:원) | 37,340 | 48,924 | 52,120 |

## (3) 연결자본변동표

제 40 기 2008. 1. 1 부터 2008. 12. 31 까지
제 39 기 2007. 1. 1 부터 2007. 12. 31 까지
제 38 기 2006. 1. 1 부터 2006. 12. 31 까지

(단위 : 백만원)

| 과 목 | 자 본 금 | 연 결 자본잉여금 | 연 결 자본조정 | 연 결 기타포괄 손익누계액 | 연 결 이 익 잉여금 | 소 수 주 주 지 분 | 총 계 |
|---|---|---|---|---|---|---|---|
| 2006.1.1(전전기초) | 897,514 | 6,338,460 | (5,343,046) | 445,333 | 37,369,265 | 1,899,885 | 41,607,411 |
| 연차배당 | | | | | (757,403) | | (757,403) |
| 처분후 이익잉여금 | | | | | 36,611,862 | 1,899,885 | 40,850,008 |
| 중간배당 | | | | | (74,386) | | (74,386) |
| 유상증자등 | | (398) | | | | | (398) |
| 연결실체의 변동 | | 2,284 | | | | 1,805 | 4,089 |
| 연결당기순이익 | | | | | 7,926,087 | 267,572 | 8,193,659 |
| 자기주식의 취득 | | | (1,812,879) | | | | (1,812,879) |
| 자기주식의 처분 | | 4,366 | 263,634 | | | | 268,000 |
| 주식선택권 | | 664 | (77,672) | | | | (77,008) |
| 매도가능증권평가 | | | | 194,776 | | | 194,776 |
| 지분법평가 | | | | 38,656 | | | 38,656 |
| 기타 | | 19,228 | (24,247) | (145,945) | 120 | 506,194 | 355,350 |
| | | | | | | | |
| 2006.12.31(전전기말) | 897,514 | 6,364,604 | (6,994,210) | 532,820 | 44,463,683 | 2,675,456 | 47,939,867 |
| | | | | | | | |
| | | | | | | | |
| 2007.1.1(전기초) | 897,514 | 6,364,604 | (6,994,210) | 532,820 | 44,463,683 | 2,675,456 | 47,939,867 |
| 연차배당 | | | | | (746,075) | (5,888) | (751,963) |
| 처분후 이익잉여금 | | | | | 43,717,608 | 2,669,568 | 47,187,904 |
| 중간배당 | | | | | (73,036) | (21,793) | (94,829) |
| 유상증자등 | | 185,395 | | | | 879,367 | 1,064,762 |
| 종속회사 주식의 처분 | | 90,365 | | | | 55,465 | 145,830 |
| 연결실체의 변동 | | 17,970 | | | | | 17,970 |
| 연결당기순이익 | | | | | 7,420,579 | 502,402 | 7,922,981 |
| 자기주식의 취득 | | | (1,825,395) | | | | (1,825,395) |
| 자기주식의 처분 | | (5,978) | 187,925 | | | | 181,947 |
| 주식선택권 | | 2,403 | (63,955) | | | | (61,552) |
| 매도가능증권평가 | | | | 698,339 | | 190,711 | 889,050 |
| 지분법평가 | | | | 145,503 | | | 145,503 |
| 해외사업환산손익 | | | | 496,509 | | 29,029 | 525,538 |
| 기타 | | (79,764) | (51,746) | 2,214 | 23 | 1,472 | (127,801) |
| | | | | | | | |
| 2007.12.31(전기말) | 897,514 | 6,574,995 | (8,747,381) | 1,875,385 | 51,065,174 | 4,306,221 | 55,971,908 |
| | | | | | | | |
| | | | | | | | |
| 2008.1.1(당기초) | 897,514 | 6,574,995 | (8,747,381) | 1,875,385 | 51,065,174 | 4,306,221 | 55,971,908 |
| 연차배당 | | | | | (1,098,098) | (102,138) | (1,200,236) |

| 과 목 | 자 본 금 | 연 결<br>자본잉여금 | 연 결<br>자본조정 | 연 결<br>기타포괄<br>손익누계액 | 연 결<br>이 익<br>잉여금 | 소 수<br>주 주<br>지 분 | 총 계 |
|---|---|---|---|---|---|---|---|
| 처분후 이익잉여금 | | | | | 49,967,076 | 4,204,083 | 54,771,672 |
| 중간배당 | | | | | (73,411) | (41,839) | (115,250) |
| 유상증자등 | | 37,370 | | | | 221,516 | 258,886 |
| 연결실체의 변동 | | | | | | (318) | (318) |
| 연결당기순이익 | | | | | 5,525,904 | 364,310 | 5,890,214 |
| 자기주식의 처분 | | 4,039 | 247,357 | | | | 251,396 |
| 주식선택권 | | 2,306 | (89,239) | | | | (86,933) |
| 매도가능증권평가 | | | | (578,674) | | (121,288) | (699,962) |
| 지분법평가 | | | | 313 | | 0 | 313 |
| 해외사업환산손익 | | | | 2,527,591 | | 207,537 | 2,735,128 |
| 기타 | | (29,849) | (7,750) | (16,539) | 2 | (27,056) | (81,192) |
| | | | | | | | |
| 2008.12.31(당기말) | 897,514 | 6,588,861 | (8,597,013) | 3,808,076 | 55,419,571 | 4,806,945 | 62,923,954 |

## (4) 연결현금흐름표

제 40 기 2008. 1. 1 부터 2008. 12. 31 까지
제 39 기 2007. 1. 1 부터 2007. 12. 31 까지
제 38 기 2006. 1. 1 부터 2006. 12. 31 까지

(단위 : 백만원 )

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| Ⅰ. 영업활동으로 인한 현금흐름 | 13,360,075 | 14,790,812 | 15,080,599 |
| | | | |
| 1. 당 기 순 이 익 | 5,890,214 | 7,922,981 | 8,193,659 |
| | | | |
| 2. 현금의 유출이 없는 비용등의 가산 | 14,206,113 | 11,034,114 | 9,432,420 |
| 가. 감가상각비 | 9,855,529 | 8,301,068 | 6,696,162 |
| 나. 무형자산상각비 | 239,662 | 196,460 | 176,631 |
| 다. 퇴직급여 | 543,980 | 615,586 | 522,926 |
| 라. 대손상각비 | 532,429 | 172,827 | 545,878 |
| 마. 외화환산손실 | 1,070,358 | 122,597 | 159,382 |
| 바. 지분법손실 | 209,357 | 274,874 | 31,396 |
| 사. 유형자산처분손실 | 62,292 | 71,964 | 54,270 |
| 아. 매도가능증권처분손실 | 26,991 | 1,768 | 3,647 |
| 자. 파생상품평가손실 등 | 59,971 | 154,391 | 158,155 |
| 차. 재고자산폐기손실 등 | 925,829 | 423,747 | 321,814 |
| 카. 전환권조정의 상각 | - | 53,708 | 69,861 |
| 타. 기타 현금의 유출이 없는 비용 등의 증가 | 679,715 | 645,124 | 692,298 |
| | | | |
| 3. 현금의 유입이 없는 수익등의 차감 | (2,210,454) | (1,188,669) | (948,556) |
| 가. 외화환산이익 | 447,885 | 128,580 | 238,194 |
| 나. 지분법이익 | 748,398 | 372,239 | 340,893 |
| 다. 상환할증금조정이익 | - | 177,158 | - |
| 라. 유형자산처분이익 | 110,962 | 107,542 | 84,629 |
| 마. 매도가능증권처분이익 | 139,010 | 95,117 | 70,929 |
| 바. 파생상품평가이익 등 | 58,273 | 122,526 | 103,556 |
| 사. 이연법인세자산(부채)로 인한 법인세비용의 감소 | 500,435 | 99,601 | - |
| 아. 기타 현금의 유입이 없는 수익 등의 차감 | 205,491 | 85,906 | 110,355 |
| | | | |
| 4. 영업활동으로 인한 자산・부채의 변동 | (4,525,798) | (2,977,614) | (1,596,924) |
| 가. 매출채권의 증가 | (86,180) | (1,355,615) | (2,409,893) |
| 나. 미수금의 감소(증가) | (563,107) | 91,400 | 105,242 |
| 다. 미수수익의 감소(증가) | 602,645 | (51,501) | (3,295) |
| 라. 선급금의 증가 | (262,241) | (356,798) | (108,779) |
| 마. 선급비용의 증가 | (151,803) | (23,733) | (6,372) |
| 바. 재고자산의 증가 | (693,712) | (1,301,580) | (1,336,430) |
| 사. 장기선급비용의 증가 | (80,199) | (185,134) | (168,001) |
| 아. 장・단기대출채권의 감소(증가) | (1,313,573) | (1,288,638) | 364,223 |
| 자. 매입채무의 증가(감소) | (1,514,400) | 464,720 | 882,643 |
| 차. 미지급금의 증가(감소) | 662,329 | (159,583) | 74,731 |
| 카. 선수금의 증가(감소) | (283,425) | 114,027 | 127,368 |

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| 타. 예수금의 증가(감소) | (193,238) | 83,496 | (53,388) |
| 파. 미지급비용의 증가(감소) | (207,881) | 1,146,178 | 713,322 |
| 하. 미지급법인세의 증가(감소) | (751,619) | 43,576 | 308,838 |
| 거. 장기미지급비용의 증가 | 408,324 | 198,601 | 139,471 |
| 너. 장기미지급금의 증가(감소) | (84,434) | 81,746 | 153,578 |
| 더. 퇴직금의 지급 | (301,887) | (338,137) | (184,845) |
| 러. 퇴직보험예치금 등의 증가 | (163,825) | (255,057) | (194,756) |
| 머. 기타영업활동으로 인한 자산·부채의 변동 | 452,428 | 114,418 | (581) |
| | | | |
| II. 투자활동으로 인한 현금흐름 | (13,128,424) | (12,002,059) | (11,097,707) |
| | | | |
| 1. 투자활동으로 인한 현금유입액 | 6,009,363 | 4,532,605 | 5,080,285 |
| 가. 단기금융상품의 순감소 | 1,445,781 | - | 564,016 |
| 나. 단기매도가능증권의 처분 | 3,576,436 | 3,028,477 | 3,718,317 |
| 다. 장기매도가능증권의 처분 | 188,332 | 82,198 | 22,625 |
| 라. 장기만기보유증권의 처분 | 31,234 | 49,124 | 75,211 |
| 마. 지분법적용투자주식 등의 처분 | 16,682 | 184,472 | 23,073 |
| 바. 보증금의 감소 | 331,686 | 220,898 | 185,757 |
| 사. 유형자산의 처분 | 295,287 | 491,701 | 344,797 |
| 아. 기타투자활동으로 인한 현금유입액 | 123,925 | 475,735 | 146,489 |
| | | | |
| 2. 투자활동으로 인한 현금유출액 | (19,137,787) | (16,534,664) | (16,177,992) |
| 가. 단기금융상품의 순증가 | - | 1,646,130 | - |
| 나. 단기매도가능증권의 취득 | 3,580,000 | 1,842,360 | 3,718,158 |
| 다. 장기매도가능증권의 취득 | 12,602 | 20,758 | 34,226 |
| 라. 지분법적용투자주식의 취득 | - | 127,080 | 142,904 |
| 마. 보증금의 증가 | 357,048 | 213,572 | 204,806 |
| 바. 유형자산의 취득 | 14,088,184 | 12,251,537 | 11,738,291 |
| 사. 무형자산의 취득 | 214,254 | 196,339 | 136,148 |
| 아. 기타투자활동으로 인한 현금유출액 | 885,699 | 236,888 | 203,459 |
| | | | |
| III. 재무활동으로 인한 현금흐름 | 1,934,221 | (1,599,812) | (3,889,230) |
| | | | |
| 1. 재무활동으로 인한 현금유입액 | 5,577,501 | 4,357,536 | 3,939,766 |
| 가. 단기차입금의 순차입 | 668,383 | 798,134 | - |
| 나. 사채의 발행 | 3,259,925 | 1,642,086 | 2,588,029 |
| 다. 장기차입금의 차입 | 1,086,479 | 885,610 | 498,172 |
| 라. 주식선택권의 행사로 인한 자기주식의 처분 | 165,994 | 117,347 | 176,179 |
| 마. 연결자본거래로 인한 현금유입액 | - | 150,101 | - |
| 바. 기타재무활동으로 인한 현금유입액 | 396,720 | 764,258 | 677,386 |
| | | | |
| 2. 재무활동으로 인한 현금유출액 | (3,643,280) | (5,957,348) | (7,828,996) |
| 가. 단기차입금의 순상환 | - | - | 545,201 |
| 나. 유동성장기부채의 상환 | 1,826,860 | 2,767,259 | 4,183,020 |
| 다. 장기차입금의 상환 | 415,275 | 191,644 | 42,944 |
| 라. 현금배당금의 지급 | 1,315,486 | 819,110 | 831,789 |

| 과 목 | 제 40 기 | 제 39 기 | 제 38 기 |
|---|---|---|---|
| 마. 자기주식의 취득 | - | 1,825,395 | 1,812,879 |
| 바. 기타재무활동으로 인한 현금유출액 | 85,659 | 353,940 | 413,163 |
| | | | |
| IV. 외화환산으로 인한 현금의 변동 | 813,514 | 419,005 | 30,125 |
| | | | |
| V. 연결실체의 변동으로 인한 현금의 증가 | 3,263 | 2,016 | 15,423 |
| | | | |
| VI. 현금의 증가 | 2,982,649 | 1,609,962 | 139,210 |
| | | | |
| VII. 기초의 현금 | 5,831,989 | 4,222,027 | 4,082,817 |
| | | | |
| VIII. 기말의 현금 | 8,814,638 | 5,831,989 | 4,222,027 |

## 3. 대손충당금 설정현황

### 가. 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원, %)

| 구 분 | 계정과목 | 채권 총액 | 대손충당금 | 대손충당금 설정률 |
|---|---|---|---|---|
| 제41기 1분기 | 매출채권 | 5,269,461 | 58,860 | 1.1 |
| | 단기대여금 | 40,277 | 418 | 1.0 |
| | 미수금 | 1,033,315 | 9,143 | 0.9 |
| | 선급금 | 1,076,359 | 1,386 | 0.1 |
| | 장기성매출채권 | 66,212 | 797 | 1.2 |
| | 장기대여금 | 133,148 | 1,204 | 0.9 |
| | 합 계 | 7,618,772 | 71,808 | 0.9 |
| 제40기 | 매출채권 | 3,125,355 | 35,515 | 1.1 |
| | 단기대여금 | 76,188 | 774 | 1.0 |
| | 미수금 | 1,011,182 | 8,220 | 0.8 |
| | 선급금 | 1,069,665 | 1,710 | 0.2 |
| | 장기성매출채권 | 18,095 | 969 | 5.4 |
| | 장기대여금 | 135,282 | 1,277 | 0.9 |
| | 합 계 | 5,435,767 | 48,465 | 0.9 |
| 제39기 | 매출채권 | 1,799,902 | 19,395 | 1.1 |
| | 단기대여금 | 55,411 | 566 | 1.0 |
| | 미수금 | 821,125 | 7,402 | 0.9 |
| | 선급금 | 861,905 | 2,192 | 0.3 |
| | 장기성매출채권 | 28,359 | 1,072 | 3.8 |
| | 장기대여금 | 178,617 | 1,730 | 1.0 |
| | 합 계 | 3,745,319 | 32,357 | 0.9 |

※ 채권총액은 현재가치할인차금 차감 후 금액임

### 나. 최근 3사업연도의 대손충당금 변동현황

(단위 : 백만원 )

| 구 분 | 제41기 1분기 | 제40기 | 제39기 |
|---|---|---|---|
| 1. 기초 대손충당금 잔액합계 | 48,465 | 32,357 | 32,610 |
| 2. 순대손처리액(①-②±③) | 10 | 1,338 | 637 |
| ① 대손처리액(상각채권액) | 10 | 2,091 | 637 |
| ② 상각채권회수액 | - | 753 | - |
| ③ 기타증감액 | - | - | - |
| 3. 대손상각비 계상(환입)액 | 23,353 | 17,446 | 384 |
| 4. 기말 대손충당금 잔액합계 | 71,808 | 48,465 | 32,357 |

## 다. 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침

대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거

- 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로 대손 경험률을 산정하여 설정
- 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한 채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~100% 범위에서 합리적인 대손 추산액 설정

· 대손추산액 설정기준

| 상황 | 설정율 |
|---|---|
| 분 쟁 | 25 % |
| 수금의뢰 | 50 % |
| 소 송 | 75 % |
| 부 도 | 100 % |

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리

- 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해 채권의 회수불능이 객관적으로 입증된 경우

- 소송에 패소하였거나 법적 청구권이 소멸한 경우
- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우
- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터 보험금을 수령한 경우
- 회수에 따른 비용이 채권금액을 초과하는 경우

### 라. 당분기말 현재 경과기간별 매출채권잔액 현황

(단위 : 백만원)

| 구 분 | 6월 이하 | 6월 초과<br>1년 이하 | 1년 초과<br>3년 이하 | 3년 초과 | 계 |
|---|---|---|---|---|---|
| 금 액 | 5,265,529 | 45,293 | 23,538 | 1,313 | 5,335,673 |
| 구성비율 | 98.7% | 0.8% | 0.5% | 0.0% | 100.0% |

※ 매출채권잔액은 현재가치할인차금 차감 후 금액임

## 4. 재고자산 현황 등

### 가. 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

| 사업부문 | 영업부문 | 계정과목 | 제41기 1분기 | 제40기 | 제39기 | 비고 |
|---|---|---|---|---|---|---|
| DMC 부문 | 디지털미디어 | 상 품 | 141,419 | 78,874 | 83,679 | |
| | | 제 품 | 54,012 | 31,934 | 18,098 | |
| | | 재공품 | 4,484 | 5,109 | 7,741 | |
| | | 원재료 | 100,464 | 142,675 | 123,477 | |
| | | 기 타 | 77,041 | 35,424 | 37,824 | |
| | | 소 계 | 377,420 | 294,016 | 270,819 | |
| | 통신 | 상 품 | 57,854 | 46,813 | 38,361 | |
| | | 제 품 | 112,749 | 68,980 | 26,188 | |
| | | 재공품 | 53,266 | 75,006 | 180,106 | |
| | | 원재료 | 553,927 | 472,929 | 522,647 | |
| | | 기 타 | 93,047 | 47,273 | 101,091 | |
| | | 소 계 | 870,843 | 711,001 | 868,393 | |
| | | 상 품 | 209,999 | 138,806 | 129,966 | |
| | | 제 품 | 166,761 | 98,870 | 40,196 | |
| | | 재공품 | 57,750 | 75,039 | 176,006 | |

| 사업부문 | 영업부문 | 계정과목 | 제41기 1분기 | 제40기 | 제39기 | 비고 |
|---|---|---|---|---|---|---|
| | 부문계 | 원재료 | 654,465 | 610,295 | 635,797 | |
| | | 기 타 | 245,852 | 146,979 | 204,152 | |
| | | 소 계 | 1,334,827 | 1,069,989 | 1,186,117 | |
| DS 부문 | 반도체 | 상 품 | 685 | 595 | 2,384 | |
| | | 제 품 | 343,863 | 388,042 | 307,312 | |
| | | 재공품 | 1,350,254 | 1,427,707 | 1,117,301 | |
| | | 원재료 | 303,763 | 361,989 | 324,375 | |
| | | 기 타 | 79,988 | 61,425 | 65,258 | |
| | | 소 계 | 2,078,553 | 2,239,758 | 1,816,630 | |
| | LCD | 상 품 | 1,556 | - | 1,038 | |
| | | 제 품 | 64,106 | 62,296 | 41,247 | |
| | | 재공품 | 236,928 | 220,168 | 88,713 | |
| | | 원재료 | 127,821 | 179,297 | 146,280 | |
| | | 기 타 | 36,933 | 23,086 | 18,053 | |
| | | 소 계 | 467,344 | 484,847 | 295,331 | |
| | 부문계 | 상 품 | 2,241 | 595 | 3,422 | |
| | | 제 품 | 407,969 | 452,382 | 352,649 | |
| | | 재공품 | 1,597,520 | 1,662,752 | 1,229,542 | |
| | | 원재료 | 432,028 | 547,113 | 482,044 | |
| | | 기 타 | 117,897 | 84,917 | 83,866 | |
| | | 소 계 | 2,557,655 | 2,747,759 | 2,151,523 | |
| 기 타 | | 기 타 | 125 | 3 | 232 | |
| | | 소 계 | 125 | 3 | 232 | |
| 합 계 | | 상 품 | 212,239 | 139,401 | 133,387 | |
| | | 제 품 | 574,731 | 551,252 | 392,845 | |
| | | 재공품 | 1,655,270 | 1,737,791 | 1,405,548 | |
| | | 원재료 | 1,086,493 | 1,157,408 | 1,117,842 | |
| | | 기 타 | 363,874 | 231,899 | 288,250 | |
| 총 계 | | | 3,892,607 | 3,817,751 | 3,337,872 | |
| 총자산대비 재고자산 구성비율(%)<br>[재고자산합계÷기말자산총계×100] | | | 5.2% | 5.3% | 5.1% | |
| 재고자산회전율(회수)<br>[연환산 매출원가÷{(기초재고+기말재고)÷2}] | | | 16.2회 | 15.5회 | 14.3회 | |

※ 사업부문 구분은 제41기 1분기 기준으로 40기 및 39기를 재작성하였습니다.

## 나. 재고자산의 실사내역 등

1) 실사일자

- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시
- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간 전체 재고의 입출고 내역의 확인을 통해 대차대조표일기준 재고자산의 실재성을 확인함.

2) 실사방법
- 사내보관재고 : 폐창식 전수조사 실시
※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사
- 사외보관재고
제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는 장치확인서 징구 및 표본조사 병행
- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본 추출하여 그 실재성 및 완전성 확인함.

3) 장기체화재고등 내역
재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여 재고자산의 대차대조표가액을 결정하고 있으며, 당기말 현재 재고자산에 대한 평가내역은 다음과 같음.

(단위 : 백만원 )

| 계정과목 | 취득원가 | 보유금액 | 당기 평가손실 | 기말잔액 | 비 고 |
|---|---|---|---|---|---|
| 상 품 | 224,854 | 224,854 | 12,615 | 212,239 | |
| 제 품 | 696,835 | 696,835 | 122,104 | 574,731 | |
| 재공품 | 1,912,094 | 1,912,094 | 256,824 | 1,655,270 | |
| 원재료 | 1,110,746 | 1,110,746 | 24,253 | 1,086,493 | |
| 저장품 | 247,576 | 247,576 | 5,661 | 241,915 | |
| 미착품 | 121,959 | 121,959 | - | 121,959 | |
| 합 계 | 4,314,064 | 4,314,064 | 421,457 | 3,892,607 | |

# 【 전문가의 확인 】

## 1. 전문가의 확인

- 해당사항 없음-

## 2. 전문가와의 이해관계

- 해당사항 없음-